

NPS Pharmaceuticals is developing specialty therapeutics for gastrointestinal and endocrine disorders of high unmet medical needs

a *new* strategy   a *new* team   a *new* future

a *new* strategy   a *new* team   a *new* future

NPS Pharmaceuticals is developing specialty therapeutics for gastrointestinal and endocrine disorders with high unmet medical needs. GATTEX™ (teduglutide) is in Phase 3 clinical development for intestinal failure associated with short bowel syndrome and NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection) is in Phase 2 clinical development as a hormone therapy for hypoparathyroidism. NPS complements its internal programs with strategic partnerships with Amgen, GlaxoSmithKline, Kirin, and Nycomed.

our *broad* product pipeline

Program and Indication(s)	Status	Market	Licensee
Proprietary Product Candidates:			
GATTEX™ (teduglutide)			
Short Bowel Syndrome	Phase 3	North America	Proprietary
GI Mucositis	Preclinical	North America	Proprietary
Necrotizing Enterocolitis	Preclinical	North America	Proprietary
Crohn's Disease	Phase 2	North America	Proprietary
Parathyroid hormone 1-84 [rDNA origin]			
NPSP558 for Hypoparathyroidism	Phase 2	North America	Proprietary
PREOS® for Osteoporosis	Phase 3	North America	Proprietary
NPSP156 (d-serine analog)			
Central Nervous System Disorders	Preclinical	Worldwide	Proprietary
Royalty-Based Products and Product Candidates:			
Sensipar® in US and Mimpara® in EU (cinacalcet HCl)			
Secondary Hyperparathyroidism	Market	US and EU	Amgen
Hypercalcemia	Market	US and EU	Amgen
Primary Hyperparathyroidism	Phase 2	US and EU	Amgen
REGPARA® (cinacalcet HCl)			
Secondary Hyperparathyroidism	Approved	Asia	Kirin
Preotact® (parathyroid hormone 1-84 [rDNA origin] injections)			
Osteoporosis	Market	Non-US**	Nycomed
GATTEX™ (teduglutide)			
Short Bowel Syndrome	Phase 3	Ex-N. America	Nycomed
Ronacaleret (751689, calcilytic compound)			
Osteoporosis	Phase 2	Worldwide	GlaxoSmithKline*
Glycine Reuptake Inhibitors	Phase 1	Worldwide	Janssen

* We retain co-promotion rights in the US for product candidates from this collaboration

** If the product receives US approval, Nycomed's license in Canada and Mexico revert to us or a licensee



Francois Nader, MD, MBA

to our shareholders

My recent appointment as president and chief executive officer represents an exciting opportunity for me to lead NPS and *execute the strategies we developed* during the past two years. The transition of responsibilities from my predecessor, Dr. Tony Coles, to me has been seamless. Tony served NPS with distinction and we wish him great success in his future endeavors. I would also like to thank the NPS board of directors for their support as we execute our new strategy.

When I joined NPS in 2006, *we set upon an aggressive plan* to transform the company into a stronger organization with multiple prospects for building sustainable success. To support our plan, during 2007, we took the necessary steps to improve the financial health of the company, discontinued our investment in early-stage discovery research, and refocused our pipeline on specialty indications for gastrointestinal and endocrine disorders with high unmet medical needs. We also enhanced our senior management team through several key appointments. In essence, *2007 was a year of significant turnaround* that produced a *new* strategy, a *new* team, and a path to a *new* future for NPS.

a *turnaround* year

To advance our new business model we achieved a number of important objectives over the past year:

- We raised more than $275 million through new financings and the monetization of assets;

- We retired $191 million in convertible debt that was due in 2008;

- We implemented a new operational business model relying on strategic outsourcing and consequently significantly reduced our internal headcount;

- We substantially reduced annual operating expenses and cash utilization, and consolidated our operations into one facility in Bedminster, NJ;

- We implemented a new clinical development strategy for GATTEX™ (teduglutide) and NPSP558 (parathyroid hormone 1-84 [rDNA origin]) for specialty indications;

- We completed a Phase 3 study and a Phase 3-extension study of GATTEX, both of which demonstrated clinical benefit for patients with short bowel syndrome (SBS) who depend on parenteral nutrition (PN);

- We established a development partnership for GATTEX with Nycomed; and

- We enhanced our leadership team with several key appointments.

These accomplishments have set the foundation for continued progress and important milestones as we advance our new strategy.

a *new* strategy

Our new strategy focuses on multiple specialty opportunities within our pipeline to create value for patients and shareholders. This year we plan to launch a Phase 3 study with GATTEX to confirm previous positive findings in SBS and support US registration of the drug in this orphan indication. The design of this study will reflect guidance from outside clinical experts and the US Food and Drug Administration, as well as positive findings from recently completed studies in which patients achieved a mean reduction in parenteral nutrition volume of 51% from pretreatment baseline after 52 weeks of lower-dose GATTEX therapy.

We are also evaluating GATTEX's role in treating other conditions associated with intestinal failure, such as necrotizing entero-colitis and gastrointestinal mucositis—both areas of significant unmet medical need—and in 2008 will advance the necessary preclinical studies to evaluate GATTEX in these additional indications.

Our second late-stage clinical program, NPSP558, has generated encouraging clinical data as a potential treatment for hypopara-thyroidism. NPSP558 is recombinant human parathyroid hormone designed to match the full-length native 84-amino acid poly-peptide. In clinical studies, daily subcutaneous dosing of NPSP558 caused parathyroid hormone levels to rise rapidly and then return to normal levels within a few hours. With this ideal mechanism of action, we believe NPSP558 has the potential to become a new standard of care for hypoparathyroidism—one of the few remaining hormone production disorders without an approved replacement therapy. Current treatment options are limited to life-long calcium and vitamin D analog supplementation and can lead to serious complications.

More than 65,000 people in the US currently suffer from hypoparathyroidism. In 2007, the FDA granted NPS orphan drug status for our program. We plan to file an investigational new drug application for NPSP558 during the first half of 2008 and initiate a pivotal study after receiving FDA clearance.

"Our expectations are high and we have the necessary elements in place to achieve success in the year ahead."

a *new* team

Our work in 2008 will focus on the flawless execution of our clinical programs and the efficient use of outside experts to support our clinical, regulatory, and commercial operations. We believe this is a cost-effective approach to managing our business that will allow us to advance our clinical programs and reduce expenses, risk, and time-to-market.

In addition, over the past year, we have strengthened our leadership team with new heads of research and development, regulatory affairs, finance, legal affairs and commercial operations—all seasoned pharmaceutical executives with the requisite experience to implement our plans successfully. Today, our talented team shares a common vision and commitment to making NPS a leader in developing breakthrough therapies for gastrointestinal and endocrine disorders.

a *new* future

Going forward, our business strategy remains focused on developing specialty therapeutics for patients with serious medical conditions and significant unmet medical needs. We are moving as rapidly as possible to advance GATTEX for SBS and NPSP558 for hypoparathyroidism this year. We are confident in NPS's future and our unique opportunity to make an important difference in the lives of patients with these conditions. Our expectations are high and we have the necessary elements in place to achieve success in the years ahead. We look forward to meeting these challenges, executing our plans and, above all, creating long-term sustainable value for patients and shareholders.

On behalf of the NPS team, I would like to thank you for your continued support of a new and promising future for NPS Pharmaceuticals.

Sincerely,

Francois Nader, MD, MBA
President and Chief Executive Officer

April 11, 2008

a *new* strategy   a *new* team   a *new* future

NPS Pharmaceuticals 2007 Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 0-23272



PHARMACEUTICALS

NPS PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	87-0439579
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
550 Hills Drive, 3rd Floor, Bedminster, NJ	07921
(Address of Principal Executive Offices)	(Zip Code)

(908) 450-5300
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Stock, $.001 Par Value Per Share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	(NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act.   YES ☐   NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days.   YES ☒   NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and large "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐   NO ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was $190,455,281 as of June 29, 2007, based upon the closing price for the shares of common stock reported on The NASDAQ Global Market on such date.

As of March 6, 2008, there were 47,039,955 shares of common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on May 22, 2008, to be filed with the Commission not later than 120 days after December 31, 2007 (Part III).

TABLE OF CONTENTS

PART I

Unless the context requires otherwise, references in this report to "NPS", the "Company", "we", "us", "our" and similar terms mean NPS Pharmaceuticals, Inc. and its subsidiaries.

This Annual Report on Form 10-K and the documents incorporated by reference into this report contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and are subject to uncertainty and changes in circumstances. We cannot guarantee the accuracy of such statements, and you should be aware that results and events could differ materially from those contained in such statements. You should consider carefully the statements set forth in Item 1A of this report entitled "Risk Factors" and Item 7 of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 1. Business

Overview

We are a biopharmaceutical company engaged in the development of specialty therapeutics to treat gastrointestinal (GI) and endocrine disorders with high unmet medical need. Our lead clinical programs involve two proprietary proteins to restore or replace biological function: GATTEX™ (teduglutide) and NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection). GATTEX is an analog of GLP-2, a protein involved in the regeneration and repair of the intestinal lining, and is in Phase 3 clinical development for short bowel syndrome (SBS). SBS affects patients who have had 50% or more of their small intestine removed. Given GATTEX's activity in promoting gastrointestinal repair, we are also evaluating its role in treating other GI conditions associated with intestinal failure, specifically GI mucositis (GIM), necrotizing enterocolitis (NEC), and Crohn's disease. NPSP558 is in Phase 2 clinical testing as a hormone therapy for hypoparathyroidism, a disorder that decreases blood calcium due to an insufficiency of parathyroid hormone. In addition to our proprietary clinical portfolio, we have a number of royalty-based clinical- and commercial-stage programs.

In 2007, we restructured our operations and implemented a new business strategy to focus our resources on developing GATTEX and NPSP558 for specialty indications with a high unmet medical need. Previously, our strategic priority was to obtain U.S. regulatory approval of PREOS® (parathyroid hormone 1-84 [rDNA origin] injection) for the treatment of osteoporosis. We have studied PREOS in a number of clinical settings to document its safety and effects on bone. Our pivotal Phase 3 study, known as TOP (Treatment of Osteoporosis with PTH), was a multi-center, randomized, double-blind placebo-controlled clinical trial designed to evaluate the potential of PREOS to reduce the risk of first and subsequent vertebral fractures in post-menopausal women. In the TOP study, PREOS demonstrated a statistically significant reduction in the risk of new vertebral fractures in women with and without pre-existing osteoporosis-related fractures. Results from the TOP study were the basis of the 2006 European approval of Preotact® (the European brand name for PREOS) for the treatment of postmenopausal women with osteoporosis at high risk for fractures. Our partner, Nycomed Danmark ApS (Nycomed) sells Preotact in Europe under a licensing agreement with us.

In 2006, we received an approvable letter and guidance from the U.S. Food and Drug Administration (FDA) to support a U.S. marketing application for PREOS. While we continue to believe that the U.S. osteoporosis market remains a viable commercial opportunity for this compound, we elected to focus our resources on specialty opportunities within our pipeline and pursue osteoporosis only on a partnered, rather than a proprietary, basis.

During 2007, we took the following actions to support our business plan of developing specialty therapeutics to treat GI and endocrine disorders with a high unmet medical need:

- Refocused our resources and implemented a clinical development strategy for GATTEX and NPSP558 for specialty indications with high unmet medical need
- Substantially reduced annual operating expenses and cash utilization, which included consolidating our operations into one facility in Bedminster, NJ
- Raised more than $275.0 million in capital through new financings and the monetization of assets that were no longer strategically aligned
- Retired more than $191.0 million in convertible debt due in 2008
- Completed a Phase 3 clinical study of GATTEX for the treatment of SBS
- Secured an ex-North America partnership for GATTEX with Nycomed
- Enhanced our leadership team with several key appointments

Strategy

We intend to achieve our business objectives through the following strategies:

Build a broad pipeline of specialty therapeutics for unmet medical needs. We are building a broad pipeline of product candidates that are currently in various stages of preclinical and clinical development. Our clinical strategy focuses on indications treated by specialist physicians with significant unmet medical needs and limited competition. We are also mitigating our exposure to any one product or program and maintaining the flexibility to allocate resources to or accelerate our most promising programs. We believe this strategy will help us create a balanced product portfolio that we can successfully commercialize through a small, specialized commercial team.

Open innovation. We believe the open innovation component of our strategy is an efficient and cost effective approach to our business that blends traditional outsourcing with collaborations that enhance our internal capabilities. We are applying this model to all areas of our business. Rather than investing substantial resources in building and maintaining infrastructure, we are complementing our internal knowledge base by collaborating with established technological, clinical, regulatory, and commercial. By blending internal and external innovation, we expect to optimize each stage of our clinical programs and effectively manage our resources, risk, and time-to-market for our key clinical programs.

Collaborate or license to manage risk and accelerate the commercialization of product candidates. We believe that collaborating with pharmaceutical and biotechnology companies with relevant expertise in complementary therapeutic areas will facilitate the development and commercialization of our products. We also selectively pursue new product development opportunities in specialty indications. This strategy allows us to allocate our resources to proprietary programs that we believe can match our financial capabilities and have an appropriate probability of development and commercial success.

Product Pipeline

The table below summarizes our proprietary and royalty-based product pipeline and the status of each program.

Program and Indication(s)	Status	Market	Licensee
Proprietary Product Candidates:			
GATTEX™ (teduglutide)			
Short Bowel Syndrome	Phase 3	North America	Proprietary
GI Mucositis	Preclinical	North America	Proprietary
Necrotizing Enterocolitis	Preclinical	North America	Proprietary
Crohn's Disease	Phase 2	North America	Proprietary
Parathyroid hormone 1-84 [rDNA origin]			
NPSP558 in Hypoparathyroidism	Phase 2	North America	Proprietary
PREOS® in Osteoporosis	Phase 3	North America	Proprietary
NPSP156 (d-serine analog)			
Central Nervous System Disorders	Preclinical	Worldwide	Proprietary
Royalty-Based Products and Product Candidates:			
Sensipar® in U.S. and Mimpara® in EU (cinacalcet HCl)			
Secondary Hyperparathyroidism	Market	U.S. and EU	Amgen
Hypercalcemia	Market	U.S. and EU	Amgen
Primary Hyperparathyroidism	Phase 2	U.S. and EU	Amgen
REGPARA® (cinacalcet HCl)			
Secondary Hyperparathyroidism	Approved	Asia	Kirin
Preotact® (parathyroid hormone 1-84 [rDNA origin] injection			
Osteoporosis	Market	Non-U.S. **	Nycomed
GATTEX™ (teduglutide)			
Short Bowel Syndrome	Phase 3	Ex-N. America	Nycomed
Ronacaleret (751689, calcilytic compound)			
Osteoporosis	Phase 2	Worldwide	GlaxoSmithKline*
Glycine Reuptake Inhibitors	Phase 1	Worldwide	Janssen

* We retain co-promotion rights in the U.S. for product candidates from this collaboration
** If the product receives U.S. approval, Nycomed's license in Canada and Mexico revert to us or a licensee

Proprietary Product Candidates

Our internal programs focus on GI and endocrine disorders with a high unmet medical need. We are advancing two proprietary programs in orphan indications: GATTEX is in Phase 3 clinical development for SBS and NPSP558 is in Phase 2 clinical development for hypoparathyroidism. In addition, we are pursuing the development of GATTEX for pediatric NEC, GIM, and Crohn's disease. We are also advancing NPSP156, our proprietary D-serine analog, which is in preclinical development for various central nervous system disorders.

GATTEX (teduglutide)

GATTEX is the brand name for our proprietary analog of naturally occurring human glucagon-like peptide 2 (GLP-2), a peptide secreted primarily in the distal intestine and involved in the regeneration and repair of the intestinal epithelium. Preclinical and clinical studies have demonstrated that GATTEX stimulates the repair and regeneration of cells lining the small intestine, expanding the surface area for absorption of nutrients. We are developing GATTEX in North America for the treatment of GI conditions associated with intestinal failure, specifically, SBS, GIM, NEC, and

Crohn's disease. In September 2007, we licensed to Nycomed the right to develop and commercialize GATTEX outside of North America for the treatment of GI disorders. We discuss the license agreement in further detail below under the captions "Royalty-Based Products and Product Candidates" and "Collaborative Research, Development and License Agreements".

Intestinal function is involved in the digestion and the absorption of nutrients. It also plays an important role in the excretion of toxic chemicals, pathogens and byproducts of metabolic and digestive processes, and in balancing the absorption and secretion of electrolytes and water. Intestinal failure results from obstruction, dysmotility, surgical resection, congenital defect or disease-associated loss of absorption; it is characterized by the inability to maintain protein-energy, fluid, electrolyte or micronutrient balances when on a conventionally accepted normal diet. Our most advanced program for GATTEX is in Phase 3 clinical testing in patients with SBS who are dependent on parenteral nutrition (PN).

SBS is a highly disabling condition that impairs quality of life and can lead to serious life-threatening complications. SBS typically arises after extensive resection of the small bowel. SBS patients suffer from malnutrition, severe diarrhea, dehydration, fatigue, osteopenia, and weight loss due to a loss in the ability to absorb adequate amounts of nutrients and water. The goals of current treatment are to maintain fluid electrolyte, and nutrient balances through dietary management, including the use of PN.

SBS Market Opportunity

Scientific journal articles and our own market studies indicate there are 10,000 to 15,000 SBS patients in North America who are PN-dependent, the cost of which can exceed $100,000 annually per patient. Currently, only somatropin (rDNA origin) for injection (human growth hormone) and glutamine when used in conjunction with a recombinant human growth hormone are FDA-approved treatments for SBS in patients receiving specialized nutritional support and for only four weeks of therapy. We believe the SBS market is attractive because of the high cost of PN, PN-associated morbidities, the absence of effective drug therapies, and the potential improvement in the quality of life of SBS patients.

GATTEX for SBS

Preclinical and clinical studies have demonstrated that GATTEX stimulates the repair and regeneration of cells lining the small intestine, expanding the surface area for absorption of nutrients. In animal models of small bowel resections, the administration of GATTEX resulted in increased mucosal and total weight, crypt-villus height, and D-xylose absorption and restored the adaptive capacity post resection. Additionally, in PN-induced atrophy animal studies, the administration of GATTEX prevented PN-induced atrophy when administered prior to or with PN and restored the intestinal integrity.

In 2000, we received orphan drug designation for GATTEX from the FDA for SBS, which provides a seven-year period of exclusive marketing after approval, subject to several restrictions. In 2001, the European Medicines Agency (EMEA) also designated GATTEX as an orphan medicinal product for the treatment of SBS.

We have completed a pivotal Phase 3 clinical study in adult SBS patients to measure the ability of GATTEX to reduce a patient's dependency on PN. The Phase 3 clinical study was a double-blind, randomized, placebo-controlled trial with a study duration of six months. Eighty-three PN-dependent SBS patients were randomized to receive a low dose of GATTEX, (0.05 mg/kg/day), a higher dose of GATTEX (0.10 mg/kg/day) or placebo. The original primary endpoint for the study was a twenty percent (20%) or greater reduction in PN for study subjects at weeks 20 to 24 of the study compared to baseline. During the finalization of the Phase 3 study's statistical analysis plan, the primary endpoint for the Phase 3 trial was expanded to incorporate several data points that were originally included as secondary endpoints in the protocol. The expanded endpoint was designed to account for the degree of effect and duration of a patient's response to GATTEX. Accordingly, the expanded endpoint of the study called for a reduction in PN of at least twenty percent (20%) comparing baseline to weeks 16 to 24, measured as a graded response to capture reductions up to 100%.

In October 2007, we reported the top-line results from the Phase 3 study. In an intent-to-treat analysis, forty-six percent (46%) of patients receiving the lower dose of GATTEX (n=35) responded and achieved a highly statistically significant reduction in PN compared to placebo (p=0.007). Twenty-five percent (25%) of patients receiving the higher dose of GATTEX (n=32) responded and showed a trend in the difference between the treatment group and placebo, but this did not reach statistical significance (p=0.161). In this Phase 3 study, there were no statistical differences in the incidence rates of adverse events or serious adverse events among the treatment groups when compared to placebo.

Two low-dose patients gained independence from and discontinued PN by week 16 and a third high-dose patient discontinued PN at the end of treatment. The study's criteria for conducting the statistical analysis of the primary endpoint required that the results for the high-dose group show statistical significance before considering the results of the low-dose group. Given GATTEX's orphan designation in SBS and the statistically strong (p=0.007) and clinically meaningful findings in the low-dose group, we met with the FDA to discuss the regulatory requirements for the development of GATTEX for SBS. During our meeting, the FDA recommended that we conduct a confirmatory Phase 3 study prior to submitting a new drug application (NDA). We plan to initiate this study and are currently finalizing a protocol that will incorporate the FDA's input, as well as the results from our Phase 3 extension study which is discussed below.

We recently completed a Phase 3 extension study for GATTEX. Sixty-five of the 71 patients (91%) who completed the pivotal Phase 3 study elected to enroll in the 28-week extension study. Patients already on GATTEX in the pivotal Phase 3 study continued to receive the dose to which they were already receiving for an additional 28 weeks of GATTEX for a total of 52 weeks of treatment. Patients who were on placebo in the Phase 3 clinical study were randomized in the extension study to receive either a low dose of GATTEX (0.05 mg/kg/day) or a high dose of GATTEX (0.10 mg/kg/day). The objective of this extension study is to evaluate the long-term safety and efficacy of daily dosing of GATTEX as well as its impact on reductions in PN. Preliminary results support our Phase 3 results. We are currently finalizing our analysis and expect to report top-line data in March 2008.

In a Phase 2 proof-of-concept study, 16 patients with SBS received subcutaneous injection of GATTEX for 21 days. Three patients received 0.03 mg/kg/day, ten patients received 0.10 mg/kg/day, and three patients received 0.15 mg/kg/day. Results of the Phase 2 study indicated that GATTEX was safe and well tolerated, resulted in intestinal epithelial regeneration and significantly increased intestinal absorption and body weight in PN-dependent SBS patients. These results were published in the international peer-reviewed journal *Gut* (Peppesen et al *Gut 2005; 54:1223-1231*).

We have also completed a single-center, double-blind, randomized, placebo-controlled ascending-dose study. Separate cohorts of healthy subjects were administered multiple doses of GATTEX or placebo in order to investigate the tolerability and pharmacokinetics of GATTEX. Following completion of eight days of treatment in a cohort and prior to the initiation of the next scheduled cohort(s), safety and tolerability were reviewed and assessed by an Independent Safety Review Panel. The study involved 95 subjects and results indicated that subcutaneous injections of 10 mg to 80 mg of GATTEX were safe and well tolerated.

Analysis and a final report of a two-year rat carcinogenicity study for GATTEX have been completed and will be included as part of our NDA submission. All of the findings were considered to be either sporadic (not of statistical or biological significance), benign, or expected due to the pharmacological properties of the test material. Non-neoplastic changes were observed at all doses tested. No malignant tumors were observed following treatment with GATTEX.

A study was conducted to assess the pharmacokinetics of a single fixed subcutaneous 20 mg dose of GATTEX in patients with moderate hepatic impairment compared to healthy subjects. This open-label single center study enrolled 24 patients. Administration of GATTEX 20 mg appeared to be safe and generally well tolerated by the male and female subjects with normal liver function and moderate liver impairment in this study.

GATTEX for Other Indications

We are also evaluating the development of GATTEX in several other GI indications, including GIM, NEC, and Crohn's disease. Consistent with our refocused strategy, our initial priority will focus on pursuing the development of GATTEX for GIM and NEC, given the serious unmet medical needs of these two specialty indications.

GI mucositis or GIM is a side effect associated with certain cancer treatments. Some chemotherapies and radiotherapy, individually or in combination, damage rapidly dividing normal cells of the GI tract, which can result in mucositis. Mucositis can occur anywhere along the GI tract and can become a dose-limiting side effect of cancer treatment. In fact, mucositis is one of the four major side effects that severely limit chemotherapy treatment along with nausea and vomiting, neutropenia, and anemia.

Necrotizing enterocolitis or NEC is a GI disease that mostly affects premature infants. NEC involves infection and inflammation that causes destruction of the bowel or intestine or part of the bowel. NEC affects one in 2,000 to 4,000 births or between 1% and 5% of neonatal intensive care unit admissions and is the most common surgical emergency and serious GI disorder among hospitalized preterm infants.

We are currently completing the preclinical studies to pursue the clinical development of GIM and NEC. Encouraging findings from preclinical studies with GATTEX demonstrated its potential to prevent chemotherapy-induced GI mucositis in animal models.

Crohn's disease is a chronic disorder characterized by inflammation of the GI tract. The inflammation can lead to obstruction or blockage of the intestine, the development of sores or ulcers within the intestinal tract, diarrhea, and malnutrition or the presence of nutritional deficiencies. Treatment includes medications to manage the inflammation and associated complications, administration of vitamins and other nutritional supplements, and/or surgery to reduce or eliminate any resulting obstruction.

The Crohn's & Colitis Foundation of America estimates that as many as one million people in the United States have inflammatory bowel disease with approximately one-half of those being afflicted with Crohn's disease. There currently is no cure for Crohn's disease. The goal of current medical treatment is to suppress the inflammatory response, bring the symptoms under control, and then administer medical therapy to decrease the frequency of the disease flares and to maintain remission.

A Phase 2a proof-of-concept clinical study with GATTEX in patients with Crohn's disease has been completed. The four-arm, eight-week clinical trial compared three doses of GATTEX delivered by daily subcutaneous injection to a placebo. The study was designed to evaluate GATTEX's safety and potential efficacy in the treatment of Crohn's disease. The study results showed a positive and consistent trend toward efficacy and a dose response favoring the highest dose group, with 36.8% of patients receiving the highest dose of GATTEX reaching clinical remission, at week two versus 16.7% of the placebo group, while 55.6% of patients in the highest dose group reached clinical remission by week eight compared to 33.3% of the placebo group. Clinical remission was defined as a Crohn's Disease Activity Index score, or CDAI score, of less than 150 points. GATTEX was well tolerated with no serious adverse events related to the drug. The most common treatment-related adverse event in the trial was redness at the injection site. While this study was not powered to demonstrate statistical significance and the primary end point was not met due to the relatively small number of study subjects and a high placebo response, we believe clinical remission rates seen in patients receiving the highest dose of GATTEX support further evaluation of GATTEX for the treatment of Crohn's disease.

NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection)

NPSP558 is our proprietary recombinant, full-length (1-84), human parathyroid hormone that we are developing in the U.S. as a potential treatment for hypoparathyroidism. Our previous clinical studies of this compound for the treatment of osteoporosis under the brand name PREOS have demonstrated that daily subcutaneous dosing causes parathyroid hormone levels to rise rapidly and then return to normal levels within a few hours. In light of the results from these studies, we believe NPSP558 has the potential to be the first true hormone therapy for hypoparathyroidism.

Hypoparathyroidism is a condition in which the body produces too little parathyroid hormone. Injury to or removal of the parathyroid glands during neck surgery is the most common cause. Hypoparathyroidism also occurs as an autoimmune disorder, either sporadically or in conjunction with polyglandular endocrine deficiency type 1. It causes lower than normal levels of calcium in the blood and rapid drops in these same levels. Most symptoms of hypoparathyroidism result from low levels of calcium in the blood and include: muscle spasm or cramping, typically in hands or feet often referred to as tetany; hair loss, dry skin or malformed nails; and numbness, tingling or burning especially around the mouth and fingers. The consequences of hypoparathyroidism include vitamin D deficiency, hypercalciuria, and bones of poor material quality.

Hypoparathyroidism Market Opportunity

An estimated 65,000 patients suffer from hypoparathyroidism in the U.S. It is one of the few remaining hormone production disorders without an approved replacement therapy. It is a rare disease and affects males and females equally. Presently, the only available treatments approved for hypoparathyroidism include life-long supplementation of calcium and Vitamin D analogs. Severe hypocalcemia can be life threatening and is usually treated with intravenous calcium. Normalization of serum calcium is usually obtainable with conventional therapy; however, it can be accompanied by excessive urinary calcium excretion or hypercalciuria. Chronic hypercalciuria can lead to renal function impairment, nephrocalcinosis and renal insufficiency. With its ideal mechanism of action, NPSP558 has the potential to fulfill the unmet need of this chronic condition and return the body to a normalized or eucalcemic state. In 2007, the FDA granted orphan drug status for NPSP558 for the treatment of hypoparathyroidism.

NPSP558 for Hypoparathryoidism

We are currently supporting an investigator-initiated trial to explore the use of NPSP558 as a hormone therapy to treat hypoparathyroidism. The study calls for 50 patients, most of whom are already enrolled, to be dosed with NPSP558 every-other-day for a period of up to 24 months. The objectives of this study are to understand the effect of NPSP558 on bone quality in hypoparathyroidism and demonstrate the safety and efficacy of NPSP558 as a parathyroid hormone therapy.

In December 2007, we met with the FDA to discuss the regulatory path for NPSP558 for hypoparathyroidism. During 2008, we expect to file an Investigational New Drug Application (IND) and initiate a pivotal registration study to evaluate the safety and efficacy of NPSP558 for the treatment of hypoparathyroidism. This study would call for 24-week dosing of approximately 75 to 100 patients after an initial eight-to-ten week screening and stabilization process. The efficacy endpoints will include achieving eucalcemia (calcium serum levels within normal ranges) while targeting a clinically significant reduction of calcium and vitamin D analog supplementation. The study preparation has started and we expect top line results by the second half of 2010.

NPSP156 (D-serine)

NPSP156 is our proprietary D-serine analog of a naturally occurring neurotransmitter and endogenous ligand at the glycine site of the NMDA receptor. We believe NPSP156 may have therapeutic potential in the treatment of epilepsy, neuropathic pain, and other central nervous system (CNS) disorders. We are in the process of completing the preclinical work required for filing an IND with the FDA. As we move forward with this program, we will make a determination as to pursuing this development program on a partnered or proprietary basis. While there are many clinical-stage and commercialized products for epilepsy and neuropathic pain, we believe that the unique mechanism of action of NPSP156 could favorably position this compound in this $3.5 billion market segment.

Royalty-Based Products and Product Candidates

Cinacalcet HCl (Sensipar® in U.S., Mimpara® in EU, REGPARA® in Japan)

Cinacalcet HCl is a small molecule compound used in treating hyperparathyroidism in patients with chronic kidney disease on dialysis and hypercalcemia in patients with parathyroid cancer. Hyperparathyroidism is a medical condition in which excessive amounts of parathyroid hormone circulate in the blood. It is typically characterized as being either primary or secondary. Cinacalcet is a calcimimetic compound that interacts with the calcium receptor on parathyroid cells and thereby decreases the production of parathyroid hormone in such cells.

In 1995, we licensed cinacalcet HCl to Kirin Pharma, a wholly-owned subsidiary of Kirin Holdings, for the drug's development and commercial sale in Japan, China, North and South Korea, and Taiwan. In 1996, we licensed worldwide rights (with the exception of the previously licensed Asian territories) to Amgen, Inc. to develop and commercialize cinacalcet HCl for the treatment of hyperparathyroidism.

In March 2004, Amgen received FDA approval for cinacalcet HCl for the treatment of secondary hyperparathyroidism in chronic kidney disease patients on dialysis, often referred to as "Stage V" chronic kidney disease, or CKD, patients, and for the treatment of hypercalcemia, or excess serum calcium levels, in patients with parathyroid carcinoma. In October 2004, Amgen received approval from the EMEA for cinacalcet HCl for the treatment of secondary hyperparathyroidism in Stage V chronic kidney disease patients and for treatment of hypercalcemia in patients with parathyroid carcinoma. Amgen markets cinacalcet HCl as Sensipar® in the U.S. and as Mimpara® in the EU.

In October 2007, Kirin received approval from the Japanese Pharmaceuticals and Medical Devices Agency to market cinacalcet HCl in Japan for the treatment of patients with secondary hyperparathyroidism during maintenance dialysis. In the first quarter of 2008, Kirin began commercializing cinacalcet HCl in Japan under the trade name REGPARA®. We expect to begin receiving royalties on Kirin's sales of REGPARA during the second half of 2008.

Cinacalcet HCl for Secondary Hyperparathyroidism

Parathyroid hormone is produced by four parathyroid glands located in the neck. Serum levels of parathyroid hormone directly influence serum levels of calcium. As the body needs additional calcium, the parathyroid glands release additional parathyroid hormone. When there is excess serum calcium, the parathyroid glands release less parathyroid hormone.

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Secondary hyperparathyroidism most commonly results from chronic renal disease, which can develop in hemodialysis patients. Chronic hypocalcemia and secondary hyperparathyroidism can also be products of pseudohypoparathyroidism, vitamin D deficiency, and intestinal malabsorption syndromes that are characterized by inadequate vitamin D and calcium absorption. Parathyroid hormone acts in the kidneys and bones to elevate levels of calcium in the blood. Normal functioning healthy kidneys convert the parent vitamin D into the active form of vitamin D. Vitamin D helps in intestinal absorption of dietary calcium. Chronic kidney disease generally results in (i) reduced intestinal absorption of calcium due to reduced vitamin D levels, and (ii) reduced removal of phosphorus from the blood, elevating serum phosphate, which then combines with serum calcium to further reduce serum calcium levels. This in turn leads to the chronic overproduction of parathyroid hormone as the body tries to raise serum calcium levels. Symptoms of secondary hyperparathyroidism include excessive bone loss, bone pain and chronic, severe itching. Current treatments for secondary hyperparathyroidism, in addition to cinacalcet, include phosphate binders and vitamin D supplements.

In October 2003, the National Kidney Foundation released Clinical Practice Guidelines for Bone Metabolism and Disease in Chronic Kidney Disease. These guidelines set goals for the four key measures involved in managing secondary hyperparathyroidism: the serum level of parathyroid hormone; the serum level of calcium; the serum level of phosphorus; and the product of the serum level of calcium multiplied by the serum level of phosphorus ("Ca x P"); Traditional therapies such as phosphate binders and vitamin D supplements lower parathyroid hormone levels only by increasing one or more of the other measures, particularly calcium and/or Ca x P levels. Thus, under traditional therapies, patients and their physicians have typically had to choose between elevated parathyroid hormone or elevated calcium and/or Ca x P levels. Elevated parathyroid hormone levels cause excessive bone loss, bone pain and chronic, severe itching, while elevated calcium and/or Ca x P levels can lead to calcification of the heart and blood vessels and increases the risk of kidney stones.

Cinacalcet HCl is the only FDA-approved medication that simultaneously lowers all four of the key measures. By directly suppressing production of parathyroid hormone, cinacalcet HCl also causes serum levels of calcium, phosphorus and Ca x P to decline, providing patients and their physicians an effective treatment to avoid both elevated parathyroid hormone and elevated calcium and Ca x P.

Amgen has announced that it has elected not to file for the expanded indication for the treatment of secondary hyperparathyroidism in the setting of chronic renal insufficiency based on a recently completed Phase 3 study with Sensipar. Amgen indicated that all efficacy endpoints were positive, supporting the ability of Sensipar to reduce parathyroid hormone levels in these patients; however, the occurrence of asymptomatic hypocalcemia in Sensipar-treated patients as observed in this trial was felt to be incompatible with routine use of Sensipar in this setting. Amgen stated that additional analyses are underway that may permit the identification of a dosing regimen that would allow the use of Sensipar in this patient group.

Cinacalcet HCl for Primary Hyperparathyroidism

Generally, primary hyperparathyroidism is an age-related disorder that results from one or more non-cancerous tumor(s) causing the affected parathyroid gland(s) to become enlarged and overactive, secreting excessive levels of parathyroid hormone. As a result, serum calcium levels become high, bones may lose calcium, and kidneys may excrete too much calcium. Symptoms may include loss of bone density, muscle weakness, depression and cognitive dysfunction. There are currently no approved pharmaceutical therapies for the treatment of primary hyperparathyroidism. Surgical removal of the affected parathyroid gland(s) from the neck region is presently the only effective treatment.

Cinacalcet HCl may be a therapeutic alternative to surgery for patients with primary hyperparathyroidism. Cinacalcet HCl could be particularly useful for the estimated 10% of primary hyperparathyroidism patients with multi-parathyroid gland involvement, whose only treatment option would otherwise be surgery. A common side effect of the surgery is permanent hypoparathyroidism, or insufficient amounts of parathyroid hormone in the blood. Cinacalcet HCl has not been approved by the FDA for the treatment of primary hyperparathyroidism.

Payments from Amgen and Kirin for Cinacalcet HCl

Amgen has paid us $38.5 million, which consists of license fees, research support payments, milestone payments (including the milestone payment for the filing of an NDA) and equity purchases of our common stock. Amgen will pay us up to an additional $7.0 million if it achieves other development and regulatory milestones. Amgen is also paying us royalties, which totaled $93.0 million through 2007, from the sales of Sensipar and Mimpara in its territories. In December 2004, we completed a private placement of $175.0 million in Secured 8.0% Notes due March 30, 2017, or

Class A Notes. Additionally, in August 2007, we closed a private placement of $100.0 million in Secured 15.5% Class B Notes due 2017, or Class B Notes. The Class A Notes and Class B Notes are non-recourse to us and are secured by our royalty and milestone payment rights under our agreement with Amgen. While the Class A Notes and Class B Notes are outstanding, all payments from Amgen will go to the payment of interest and principal on the notes.

Kirin has paid us $25.0 million in license fees, research and development support payments and milestone payments, which include a $2.0 million milestone payment we received in October 2007 after the approval of cinacalcet HCl in Japan. Under the terms of our agreement, Kirin is also required to pay us royalties on any sales of cinacalcet HCl in its territories.

Preotact® (parathyroid hormone 1-84 [rDNA origin] injection)

In April 2004, we licensed to Nycomed the exclusive right to develop and market Preotact® (parathyroid hormone 1-84 [rDNA origin] injection) in Europe. In April 2006, Nycomed received authorization from the EMEA to market Preotact for the treatment of postmenopausal women with osteoporosis at high risk for fracture. The marketing authorization is valid in all EU-member states. To date, Nycomed has launched Preotact in 12 markets, including Denmark, Germany, the United Kingdom, Italy, Spain, Greece, Netherlands and Austria.

In July 2007, we entered into a new license agreement with Nycomed for PREOTACT that granted Nycomed the right to commercialize PREOTACT in all non-U.S. territories, excluding Japan and Israel. We discuss this new license agreement in detail below under the caption "Collaborative Research, Development and License Agreements".

In July 2007, we entered into an agreement with DRI Capital, or DRI (formerly Drug Royalty L.P.3) under which we sold to DRI our right to receive future royalty payments arising from sales of Preotact under our license agreement with Nycomed. Under the agreement, DRI paid us an up-front purchase price of $50.0 million for the royalty rights. An additional $25.0 million will be due in 2010 if certain Preotact sales thresholds are achieved. If DRI receives two and a half times the amount of principal advanced, our agreement with DRI will terminate and the remainder of the royalties, if any, will revert to us. In connection with the sales agreement, we granted DRI a security interest in our license agreement with Nycomed and certain of our patents and other intellectual property underlying our license agreement with Nycomed. In the event of a default by us under the agreement, DRI would be entitled to enforce its security interest against us and the property described above.

GATTEX (Teduglutide, ex-North American Development)

In September 2007, we licensed to Nycomed the right to develop and commercialize GATTEX outside of North America for the treatment of GI disorders. Under the terms of the agreement, Nycomed paid us $35 million. We also have the potential to earn up to $190.0 million in payments related to the attainment of certain regulatory and sales milestones for SBS, the successful development of new indications and the achievement of sales-based milestones. Additionally, the agreement provides for double-digit royalties on GATTEX sales in the licensed territories and provides an option for development cost sharing on a 50:50 basis for indications that we elect to pursue jointly. We are working with Nycomed to define the clinical development path forward.

Ronacaleret (751689)

Ronacaleret (751689) is a calcilytic compound developed under a November 1993 collaborative research and worldwide exclusive license agreement with GlaxoSmithKline (GSK) for the research, development and commercialization of calcium receptor active compounds for the treatment of osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. Calcilytic compounds are small molecule antagonists of the calcium receptor that temporarily increase the secretion of the body's own parathyroid hormone, which may result in the formation of new bone. In animal studies, we demonstrated that intermittent increases in circulating levels of parathyroid hormone could be obtained using calcilytics. In these studies, increased levels of parathyroid hormone were achieved by this mechanism and were equivalent to those achieved by an injection of parathyroid hormone sufficient to cause bone growth. As a result, we believe that orally administered calcilytic drugs that act on the parathyroid cell calcium receptors could provide a safe and effective treatment for osteoporosis.

GSK is sponsoring a Phase 2 dose-range finding study with the 751689 compound in post-menopausal women with osteoporosis. GSK's Phase 2, double blind, placebo-controlled study will evaluate the efficacy and safety of compound 751689 over a twelve-month period. The study will enroll approximately 520 post-menopausal women with osteoporosis. The study is designed to assess the overall efficacy, safety, and tolerability of 751689 in comparison with placebo and two active comparators. Outcome measures include bone mineral density of the lumbar spine and hip,

vertebral and hip strength parameters, and biomarkers of bone turnover. Data from this study, along with other data, will be used to select a dose of 751689 for further evaluation based on the effect seen on bone mineral density, safety and tolerability.

Payments from GSK

GSK has paid us a total of $26.1 million for license fees, research support, milestone payments and equity purchases as part of our collaboration. We will receive additional payments of up to an aggregate of $32.0 million, which includes additional milestones under the December 2006 amendment noted below, if certain clinical milestones are achieved. Our agreement also provides for royalties on any sales by GSK of commercialized products based on compounds identified in this collaboration. In addition to the milestone and royalty payments, we have a limited right to co-promote any products that are developed through our collaboration and we will receive co-promotion revenue if we elect to exercise these rights. Upon termination, the rights and licenses we granted GSK revert to us. In December 2006, we entered into an amendment to our agreement with GSK under which we provided GSK rights to additional compounds discovered by us. In connection with such amendment GSK paid a one-time licensing fee of $3.0 million and agreed to pay additional milestone payments for the achievement of certain clinical milestones with such compounds as well as royalties on sales of such compounds should GSK commercialize any such compounds.

Glycine Reuptake Inhibitors for Schizophrenia and Dementia

We collaborated with Janssen on glycine reuptake inhibitors to identify prospective drug candidates for schizophrenia and dementia. Janssen has now assumed full responsibility for the development of product candidates identified under the collaboration. We are not expending any significant resources in the program. In November 2001, we received a milestone payment from Janssen upon their selection of a preclinical compound for further development as a potential treatment for schizophrenia. Under the terms of the license agreement, Janssen may seek a third party to share in the future development costs and risks of the program and they have informed us they intend to do so. Similarly, subject to the diligence provisions, we may reacquire rights to the program. In the event Janssen enters into a collaborative agreement with a third party or sublicenses the program, we will continue to be eligible to receive additional milestone payments of up to $20.5 million from Janssen or a licensee, if certain milestones are met, as well as royalties on sales of any drugs developed or sold by Janssen or a licensee. We also have the right to co-promote in Canada any products developed under the collaboration.

Discontinued Research and Development

During 2007, we reprioritized our proprietary clinical development activities to focus on specialty indications for GI and endocrine disorders with a high unmet medical need. In connection with this strategic shift, we performed a detailed analysis of the required investment, development timeframe, and development risks, associated with our clinical development of PREOS for the U.S. osteoporosis market. While we believe PREOS remains a viable commercial opportunity in the U.S., we elected to redirect our PREOS investment to the specialty opportunities within our pipeline and only pursue the osteoporosis indication on a partnered, rather than proprietary basis.

To support our refocused strategy, we also discontinued our investment in early-stage research and discovery, which resulted in the October 2007 sale of our interests in an early-stage research and development collaboration with AstraZeneca for metabotropic glutamate receptors (mGluRs) for $30.0 million and terminated the research collaboration agreement entered into in March 2001. Under the 2001 agreement, we were required to co-direct the research and pay for an equal share of the preclinical research costs for a designated period.

PREOS for Osteoporosis

We have studied PREOS in a number of clinical settings to document its safety and effects on bone. The pivotal Phase 3 study, known as TOP (Treatment of Osteoporosis with PTH), was a multi-center, randomized, double blind and placebo-controlled clinical trial designed to evaluate the potential of PTH to reduce the risk of first and subsequent vertebral fractures in post-menopausal women. In the TOP Study PREOS demonstrated a statistically significant reduction in the risk of new vertebral fractures in women with and without pre-existing osteoporosis-related fractures.

In May 2005, we filed a NDA with the FDA seeking approval to market PREOS in the U.S. On March 9, 2006, we received notification from the FDA that the PREOS NDA is approvable. In the approvable letter, the FDA indicated that our pivotal Phase 3 study with PREOS demonstrated significant fracture risk reductions in post-menopausal women with osteoporosis, but noted the higher incidence of hypercalcemia with PREOS compared to placebo. The FDA

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expressed concern regarding hypercalcemia associated with the proposed daily dose of PREOS and requested additional clinical information. The FDA also requested additional information regarding the reliability and use of the injection device for delivery of PREOS.

Since receiving the approvable letter from the FDA, we have had further communications with the FDA including an in-person meeting with senior staff from the FDA's Division of Endocrine and Metabolism Drug Products. During the meeting, the FDA proposed that we generate additional clinical data through a new clinical trial to address the hypercalcemia issue raised in the approvable letter. Since receiving the approvable letter, we have been carefully evaluating the appropriate regulatory path forward for PREOS. We submitted a new clinical trial protocol for PREOS to the FDA to support U.S. registration. After multiple communications with the FDA, we believe the protocol design is now finalized. The clinical study under the protocol is a 12-month bone-mineral density bridging study designed to evaluate the relative efficacy and safety of three dosing regimens of PREOS (100 mcg once daily, 100 mcg every-other-day, and 75 mcg once daily) compared to placebo in women with post-menopausal osteoporosis. As noted above, we would only continue our internal efforts to develop and commercialize PREOS for osteoporosis in the U.S. market if we were to secure a partner who would be willing to assume part of the cost and risk of such development.

Osteoporosis Market Opportunity

Osteoporosis, the most common bone and mineral disorder, is an age-related disease characterized by reduced bone mineral density and increased susceptibility to fractures. Although bone loss is a universal consequence of aging, the process is accelerated in women following menopause. Osteoporosis is often diagnosed only after a fracture occurs. Fractures of the hip, spine or wrist can result in serious long-term disability and mortality. The National Osteoporosis Foundation estimates that approximately 8 million American women aged 50 and over have osteoporosis and another 34 million men and women have low bone mass and are at high risk of osteoporotic fractures. This number is expected to rise to 52 million men and women by 2010, and is expected to climb to 61 million by 2020, making low bone mass and osteoporosis a significant health threat. In addition, 50 percent of women over age 50 in the United States will suffer an osteoporosis-related fracture during their lifetime. The consequences of osteoporotic fractures can be devastating, potentially resulting in pain, disfigurement, disability and death. Additionally, the costs associated with osteoporosis and osteoporosis-related fractures are significant and in 2002 were estimated at $18.0 billion, and rising. Because post-menopausal osteoporosis is a chronic disease that requires many years of attention and management, we believe that there exists a significant unmet need for an improved approach to treating women with this often-devastating disease.

Current therapies for osteoporosis include anti-resorptive agents like bisphosphonates, raloxifene, a selective estrogen receptor modulator, and calcitonin, and the anabolic agent teriparatide, a recombinant parathyroid-hormone fragment, marketed by Eli Lilly, Inc., or Lilly, in the U.S. under the brand name Forteo®. With the exception of teriparatide, all of these therapies act to prevent further bone loss by inhibiting bone resorption but have not been shown to stimulate new bone formation at a rate comparable to parathyroid hormone therapy.

Collaborative Research, Development and License Agreements

We selectively enter into collaboration agreements and licenses with pharmaceutical and biotechnology companies to leverage our financial investment in our development and commercialization programs. We currently have collaborative research, development or license agreements with several collaborators, including Amgen, GSK, Janssen, Kirin and Nycomed. These agreements generally include payments to us for the achievement of specified milestones, and royalties on sales of products developed under the terms of the particular agreement. In return for these financial benefits, we grant to the particular collaborator an exclusive license to the technology that is the subject of the collaboration as well as to the products developed under the agreement. This strategy allows us to devote greater resources to selected programs and to pursue a greater number of programs and products than would otherwise be possible. In addition, we believe collaborators with clinical development and marketing expertise in specific therapeutic areas will facilitate more rapid entry into the market for our products and accelerate their acceptance by healthcare providers and third-party payers. These agreements generally contain provisions restricting the transfer of such agreements to a third party upon a change of control of the company, sale of substantially all of the assets of the company or a sale of a majority of the voting shares of the company, without first obtaining the written consent of the collaborator. In some instances, the collaborator has the right to terminate the agreement on the occurrence of such an event.

From time to time, we also enter into research support agreements with various academic and other not-for-profit institutions. These agreements generally require us to fund certain research at the institution over a specific period of time in exchange for which we acquire the right to use the results of the research and obtain an option to exclusively license from the institution any inventions made during the term of the research on terms mutually agreed to at that time.

GSK

In November 1993, we entered into a collaborative research and worldwide exclusive license agreement with GSK for the research, development and commercialization of calcium receptor active compounds for the treatment of osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. We initially received from GSK an upfront license fee payment of $6.0 million and we later began receiving payments from GSK in support of our research efforts under the initial research term of the agreement. GSK also has a first right to negotiate for an exclusive license regarding other company research for indications within the field of bone metabolism disorders, and an exclusive right to negotiate for a license to compounds developed under the agreement for indications outside the field of bone metabolism disorders, which rights expire upon termination of this agreement.

GSK has the authority and responsibility to conduct and fund all product development, including clinical trials and regulatory submissions, and manufacturing for any compounds selected for development. We have the right to co-promote, in the U.S., products resulting from the collaboration. We may earn up to an additional $32.0 million, which includes new milestones under the 2006 amendment noted below, upon achievement of certain additional development or marketing milestones. GSK must also pay us royalties on any sales of products for osteoporosis and other bone metabolism disorders that include compounds developed by GSK under the agreement, and a percentage of profits from co-promotion of such products.

To date, we have received license fee, milestone, research, and development support payments totaling $26.1 million under this agreement. GSK may terminate the agreement on 30 days written notice. Additionally, in the event we breach the agreement, GSK may terminate the agreement on 60 days written notice for our breach. If GSK terminates the agreement, none of their payments to us are refundable unless such termination is due to our material breach which is not cured, in which case we would be required to return to GSK all milestone payments received by us, other than the initial license fee. Upon termination, the rights and licenses we granted GSK revert to us. In December 2006, we entered into an amendment to our agreement with GSK under which we provided GSK rights to additional compounds discovered by us. In connection with such amendment GSK paid a one time licensing fee of $3.0 million and agreed to pay additional milestones payments for the achievement of certain clinical milestones with such compounds, as well as royalties on sales of such compounds should GSK commercialize any of such compounds.

Janssen

In October 1998, we entered into a collaborative agreement with Janssen for the research, development and commercialization of new drugs for the treatment of schizophrenia and dementia. The research phase of this collaboration ended in October 2000. In addition, Janssen controls and is responsible for development and commercialization of the compounds, including manufacturing, and including all costs and expenses associated with the development and commercialization efforts. While Janssen has the right to market products worldwide, we may co-promote, in Canada, any products developed under the agreement. We will receive up to an aggregate of $21.5 million in milestone payments if Janssen reaches certain milestones, and royalties from any product sales resulting from the collaboration. To date, we have received research support and milestone payments totaling $2.9 million under this agreement. We may terminate the agreement if Janssen breaches the agreement and does not cure the breach within 60 days of receiving notice of the breach. In that case, all rights granted to Janssen revert to us. Janssen may terminate, for any reason, on 90 days notice to us. If Janssen terminates, other than for our breach, then the rights to any compounds or products are transferred to us. We can also terminate Janssen's rights if Janssen does not launch the product in the U.S., but we must pay a royalty to Janssen on product sales after that termination. If Janssen terminates the agreement, their payments to us are non-refundable. Janssen has informed us that they plan to seek a third party to share in the future development costs and risks of the program. In the event Janssen enters into a collaborative agreement with a third party or sublicenses the program, we will continue to be eligible to receive additional milestone payments of up to $20.5 million from Janssen or a licensee, if certain milestones are met and royalties on sales of any drugs developed or sold by Janssen or a licensee under this collaboration agreement.

Kirin

In June 1995, we entered into a collaborative research and license agreement with Kirin to develop and commercialize cinacalcet HCl and other related compounds for the treatment of hyperparathyroidism and any other indications other than osteoporosis and bone metabolism disorders in Japan, China, Hong Kong, North and South Korea and Taiwan. Kirin is responsible for all costs associated with developing, obtaining regulatory approvals and commercializing products within its territories. The agreement also requires Kirin to use reasonable good faith efforts to introduce a product to market. Kirin paid us an initial up-front license fee of $5.0 million and agreed to pay us certain milestone payments on the achievement of specified events up to an aggregate of $13.0 million. To date, we have received $13.0 million in milestone payments from Kirin, which includes a $2.0 million milestone payment we received in October 2007 for the approval of cinacalcet HCl in Japan. Kirin is required to pay us royalties on any sales of products containing cinacalcet HCl or a similar compound within its territories. We may terminate the agreement if Kirin breaches the agreement and does not cure the breach within 90 days of receiving notice of the breach. In this event, Amgen would receive rights to develop and commercialize cinacalcet HCl for the treatment of hyperparathyroidism and other indications except osteoporosis, in the terminated territories. Kirin may terminate the agreement for any reason on 90 days prior written notice, and on a country-by-country basis on specified conditions relating to market size. If Kirin terminates the agreement, Amgen would receive the rights to develop and commercialize cinacalcet HCl for the treatment of hyperparathyroidism and other indications, except osteoporosis, in the terminated territories. If Kirin terminates the agreement, their payments to us are non-refundable. We are advised that Kirin and Amgen have executed a separate data sharing agreement related to clinical data under their separate agreements with us. We have also authorized them to enter into a manufacturing agreement with one or more manufacturing companies for clinical and commercial supplies.

Nycomed

In April 2004, we signed a distribution and license agreement with Nycomed, in which we granted Nycomed the exclusive right to develop and market Preotact in Europe. Nycomed also made an equity investment in our business of $40.0 million through the purchase of 1.3 million shares of our common stock in the form of a private placement, which closed in July 2004. The agreement also requires Nycomed to pay us up to €20.8 million in milestone payments upon regulatory approvals and achievement of certain sales targets to purchase drug product and devices from us and to pay us royalties on product sales. Through December 31, 2007, we have received €5.6 million in milestone payments from Nycomed. This agreement was superseded by our July 2007 license agreement with Nycomed described below.

In July 2007, we entered into a new license agreement with Nycomed for Preotact, which we refer to as the 2007 license agreement. Under the 2007 license agreement, we granted to Nycomed the right to commercialize Preotact in all non-U.S. territories, excluding Japan and Israel; however, if the compound receives marketing approval in the U.S., Nycomed's licensed rights in Canada and Mexico will revert to us or a licensee. The 2007 license agreement contains milestone and royalty payment obligations similar to those under our 2004 license agreement with Nycomed. Nycomed is required to pay us royalties on sales of Preotact only in the European Union, the Commonwealth of Independent States and Turkey. The 2007 license agreement provides for the assumption by Nycomed of our manufacturing and supply obligations and patent prosecution and maintenance obligations under the 2004 license and distribution agreement, as of January 1, 2008. As part of the manufacturing and supply transfer, Nycomed paid us $11.0 million for a significant portion of our existing bulk drug inventory. Nycomed may terminate the agreement for reasons related to the commercial viability of Preotact at any time upon provision of six months written notice. In that event ownership to all technology, products, regulatory filings and know how revert to us. Either party may terminate the agreement should the other party commit a material breach that they do not cure within 60 days of written notice of such material breach.

In September 2007, we signed a license agreement with Nycomed in which we granted Nycomed the right to develop and commercialize GATTEX outside of North America for the treatment of GI disorders. We received $35.0 million in up-front fees under the agreement. Under the terms of the agreement, we have the potential to earn up to $190.0 million in development and sales milestone payments. Additionally, the agreement provides for double-digit royalties on GATTEX sales in the licensed territories. Under the terms of the agreement, we were responsible to complete the original Phase 3 GATTEX clinical trials in SBS and there is an option to share future joint development costs 50:50 to advance and broaden the indications for GATTEX. Nycomed may terminate the license agreement at will (i) prior to the first commercial sale of GATTEX or a comparable product upon 180 days written notice to us, or (ii) after the first commercial sale of GATTEX or a comparable product upon 365 days written notice to us. After we have received such a termination notice, we may terminate the agreement anytime prior to the requisite period. Either party may terminate the agreement should the other party become insolvent or should the other party commit a material breach that is not cured within 30 days of written notice for a payment obligation and 60 days of written notice for non-

payment obligations. Under the terms of these agreements, we recognized revenue in 2007, 2006 and 2005 of $37.4 million, $3.1 million and $234,000, respectively.

Sponsored and Government Funded Research Programs

We have entered into certain research and license agreements that require us to make research support payments to academic or research institutions when the research is performed. Additional payments may be required upon the accomplishment of research milestones by the institutions or as license fees or royalties to maintain the licenses.

In February 1993, we entered into a patent license agreement with The Brigham and Women's Hospital, an affiliate of Harvard University Medical School. The patent license agreement grants us an exclusive license to certain calcium receptor and inorganic ion receptor technology covered by patents we jointly own with the hospital. Under the patent license agreement, we are responsible for all costs relating to obtaining regulatory approval from the FDA or any other federal, state or local government agency and carrying out any clinical studies, relating to the technology. The Brigham and Women's Hospital is also entitled to a royalty on any sales of certain products under the patent license agreement, and we have committed to promote sales of any licensed products for hyperparathyroidism for which we receive regulatory approval. Brigham and Women's Hospital may terminate the patent agreement if we breach the terms of the patent agreement and do not cure the breach within 60 days of receiving notice of the breach. Certain violations of terms of the patent agreement, if pursued by Brigham and Women's Hospital, might result in the exclusive, royalty-free license of the technology to Brigham and Women's Hospital or other adverse consequences.

We have also entered into a license agreement with Dr. Daniel J. Drucker and his Canadian corporation 1149336 Ontario Inc. The license agreement grants to us an exclusive license under Dr. Drucker's patent portfolio for glucagon-like peptide-2, or GLP-2, and its therapeutic uses. Under the license agreement, we have agreed to ensure that reasonable commercial efforts are used to develop and commercialize any product covered by the licensed patents. The agreement requires us to pay annual non-refundable license maintenance fees, royalties on sales and licensing fees, and milestone payments. If we default on any of the material obligations under the agreement Dr. Drucker may terminate the license agreement and all rights granted under the agreement will revert to Dr. Drucker.

New Drug Development and Approval Process

Regulation by governmental authorities in the U.S. and other countries is a significant factor in the manufacture and marketing of pharmaceuticals and in our ongoing research and development activities. All of our product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, all of our drug candidates are subject to rigorous preclinical testing, clinical trials, and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the U.S., various federal, and in some cases state statutes and regulations also govern or affect the manufacturing, safety, labeling, storage, record keeping and marketing of such products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, when and if obtained, may significantly limit the indicated uses for which our products may be marketed. Further, approved drugs, as well as their manufacturers, are subject to ongoing review and discovery of previously unknown problems with such products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

The steps required by the FDA before our drug candidates may be marketed in the U.S. include, among other things:

- The performance of preclinical laboratory and animal tests and formulation studies;
- The submission to the FDA of an Investigational New Drug application, or IND, which must become effective before human clinical trials may commence;
- The completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug; and
- The submission and FDA approval of a new drug application or NDA.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for any of our proposed products will be granted on a timely basis, if at all.

Prior to commencing a clinical trial, we must submit an IND to the FDA. The IND becomes effective 30 days after receipt by the FDA, unless within the 30-day period, the FDA raises concerns or questions with respect to the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the study can begin. As a result, the submission of an IND may not necessarily result in FDA authorization to commence a

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clinical trial. Further, an independent institutional review board at the medical center or centers proposing to conduct the trial must review and approve the plan for any clinical trial before it commences.

Human clinical trials are typically conducted in three sequential phases that may overlap:

- Phase 1: the drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

- Phase 2: involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine optimal dosage.

- Phase 3: when Phase 2 evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase 3 trials are undertaken to further evaluate dosage and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

We cannot be certain that we, or any of our collaborative partners, will successfully complete Phase 1, Phase 2 or Phase 3 testing of any compound within any specific period, if at all. Furthermore, the FDA or the study sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. The FDA may withhold approval for an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. If approved, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

The FDA's fast track program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of an NDA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We cannot guarantee that the FDA will grant any requests that we may make for fast track designation, that any fast track designation would affect the time of review, or that the FDA will approve the NDA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, the FDA's approval of a fast track product can include restrictions on the product's use or distribution, such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience. Approval of fast track products can be conditional with a requirement for additional clinical studies after approval.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of a product or indication.

Government regulation may delay or prevent marketing of potential products for a considerable period and impose costly procedures upon our or our partner's activities. The FDA or any other regulatory agency may not grant any approvals on a timely basis, if at all. Success in early-stage clinical trials does not assure success in later-stage clinical trials. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications and dosages. Further, even if regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals may have a material adverse effect on our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us or our partners pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA for compliance with current Good Manufacturing Practice, or cGMP, regulations, which impose certain procedural and documentation requirements. We cannot be certain that we, or our present or future suppliers, will be able to comply with the cGMP regulations and other FDA regulatory requirements.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity. For example, the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. We intend to file for orphan drug designation for those diseases that meet the criteria for orphan exclusivity. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that it would provide us with a material commercial advantage.

Steps similar to those in the U.S. must be undertaken in virtually every other country comprising the market for our product candidates before any such product can be commercialized in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. There can be no assurance that approvals will be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the U.S. There can be no assurance that the resulting prices would be sufficient to generate an acceptable return to us.

Patents and Other Proprietary Technology

Our intellectual property portfolio includes patents, patent applications, trade secrets, know-how and trademarks. Our success will depend in part on our ability to obtain additional patents, maintain trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and in other countries. We periodically file patent applications to protect the technology, inventions and improvements that may be important to the development of our business. We rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We file patent applications on our own behalf as assignee and, when appropriate, have filed and expect to continue to file, applications jointly with our collaborators. These patent applications cover compositions of matter, methods of treatment, methods of discovery, use of novel compounds and novel modes of action, as well as recombinantly expressed receptors and gene sequences that are important in our research and development activities. Some of our principal intellectual property rights related to processes, compounds, uses and techniques related to calcium receptor science are protected by issued U.S. patents. We intend to file additional patent applications relating to our technology and to specific products, as we think appropriate.

We hold patents directed to potential therapeutic products such as new chemical entities, pharmaceutical compositions and methods of treating diseases. We hold patents directed also to nucleic acid and amino acid sequences of novel cellular receptors and methods of screening for compounds active at such cellular receptors. We continue actively to seek patent protection for these and related technologies in the U.S. and in foreign countries.

We have been issued approximately 188 patents in the U.S. Ten issued U.S. patents cover technology related to parathyroid hormone. These patents have expiration dates (not including any patent term extensions) ranging from 2008 to 2017. Eight issued U.S. patents cover technology related to calcilytic compounds. These patents have expiration dates (not including any patent term extensions) ranging from 2016 to 2019. Fifteen issued U.S. patents cover calcimimetics (including cinacalcet HCl) and calcium receptor technology. These patents have expiration dates (not including any patent term extensions) ranging from 2013 to 2017. Thirteen issued U.S. patents cover technology related to GATTEX and GLP-2, certain of which are licensed from 1149336 Ontario Inc. These patents have expiration dates (not including any patent term extensions) ranging from 2015 to 2018. Thirteen issued U.S. patents cover technology related to glycine reuptake inhibitors. These patents have expiration dates (not including any patent term extensions) ranging from 2016 to 2022. Our intellectual property portfolio also includes patents in countries outside the U.S., which also cover the technology referenced above.

In connection with our research and development activities, we have sponsored research at various university and government laboratories. For example, we have executed license and research agreements regarding research in the area of calcium and other ion receptors with The Brigham and Women's Hospital. We have also sponsored work at other government and academic laboratories for various evaluations, assays, screenings and other tests. Generally, under these agreements, we fund the work of investigators in exchange for the results of the specified work and the right or option to a license to any patentable inventions that may result in certain designated areas. If the sponsored work produces

patentable subject matter, we generally have the first right to negotiate for license rights related to that subject matter. Any resulting license would be expected to require us to pay royalties on net sales of licensed products.

Competition

Competition in the pharmaceutical industry is intense and is expected to continue to increase. Many competitors, including biotechnology and pharmaceutical companies, are actively engaged in research and development in areas that we, or our partners, are also developing or commercializing products, including the fields of gastrointestinal disorders, hyperparathyroidism, osteoporosis, and central nervous system disorders.

Our competition for GATTEX will depend on the applicable indication. For example, we have been granted orphan drug designation in SBS, where very few competitors exist. Current therapies for SBS include parenteral nutrition, or PN, and somatropin (rDNA origin) for injection, a human growth hormone marketed by Serono and glutamine in combination with somatropin (rDNA origin) for injection. PN is a costly option as studies show that it can cost from $86,000 to $150,000 per year. In addition, there can be a negative impact on patient quality of life as well as morbidities associated with PN. Treatment with somatropin (rDNA origin) for injection is limited to 28 days and requires a specialized diet. If approved by the FDA for SBS, GATTEX would compete directly with somatropin (rDNA origin) for injection. Necrotizing enterocolitis and gastrointestinal mucositis are other specialty indications where few competitors exist. Treatment for Crohn's includes several classes of drugs including aminosalicylates, immunosuppressants, antibiotics, corticosteroids, immunomodulators, and the biologics. While GATTEX, if approved by the FDA for the treatment of Crohn's, would compete with these therapies as a potential treatment for Crohn's, GATTEX may create utility in this indication either as a mono or combination therapy.

We have been granted orphan drug status for NPSP558 for the treatment of hypoparathyroidism. Presently, the only available treatments approved for hypoparathyroidism include life-long supplementation of calcium and Vitamin D. Severe hypocalcemia can be life threatening and is treated with intravenous calcium. We believe, with its ideal mechanism of action, NPSP558 has the potential to meet the unmet need of this chronic condition.

Many of our competitors have substantially greater financial, technical, marketing and personnel resources. In addition, some of them have considerable experience in preclinical testing, human clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, governmental agencies and other research organizations are conducting research in the same areas in which we are working. These institutions are becoming increasingly aware of the commercial value of their findings and are more actively seeking patent protection and licensing arrangements to collect royalties for the technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with us in recruiting highly qualified personnel. Our ability to compete successfully will depend, in part, on our ability to:

- outsource activities critical to the advancement of our product candidates and manage those companies to whom such activities are outsourced;
- outsource manufacturing capabilities for our proprietary products;
- leverage our established collaborations and enter into new collaborations for the development of our products;
- identify new product candidates;
- develop products that reach the market first;
- develop products that are superior to other products in the market;
- develop products that are cost-effective and competitively priced; and
- obtain and enforce patents covering our technology.

Manufacturing

We do not have internal manufacturing capabilities to produce supplies of GATTEX or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We also do not have internal manufacturing capabilities to produce supplies of the injection devices used to administer GATTEX and NPSP558. We are dependent on third parties for manufacturing, supply, and storage of our product candidates and injection devices. If we are unable to contract for a sufficient supply of our product candidates or injection devices on acceptable terms or if we encounter delays or difficulties in the manufacturing or supply process or our relationships with our manufacturers, we may not have sufficient product or injection devices to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

We depend on a number of contract manufacturers to supply key components of GATTEX and NPSP558. For instance, we have entered into an agreement with Boehringer Ingelheim Austria GmbH (BI) to produce bulk supplies of the active pharmaceutical ingredients of GATTEX and NPSP558 for our clinical and any future commercial requirements. We expect BI to be able to produce sufficient bulk supplies of GATTEX and NPSP558 on a timely basis. Nevertheless, manufacturing biological products is complex and no assurances can be provided that BI will be able to produce commercial quantities of bulk drug product in a timely manner or at all.

We have entered into a manufacturing agreement with Cangene Corporation, or Cangene, for the production of finished supplies of GATTEX. Cangene is currently our sole source for our fill and finish clinical supplies for GATTEX. Although Cangene has only produced GATTEX for our clinical requirements, we anticipate that Cangene will be able to produce sufficient finished commercial supplies of GATTEX, if GATTEX receives marketing approval from the FDA. Nevertheless, the fill and finish aspect of the manufacturing process is complex and no assurances can be provided that Cangene will be able to produce commercial quantities of GATTEX in a timely manner or at all.

We depend on Vetter Pharma-Fertigung GmbH, or Vetter, for the production of finished supplies of NPSP558 for clinical use. Because the "fill and finish" aspect of the manufacturing process for NPSP558 requires the use of Vetter's proprietary technology, Vetter is our sole source for finished supplies of NPSP558. The fill and finish aspect of the manufacturing process for NPSP558 is complex and no assurances can be provided that Vetter will be able to produce sufficient finished supplies of NPSP558 to satisfy our commercial requirements in a timely manner, or at all. Since we have not received marketing approval for NPSP558 in the U.S., we currently do not have a formal manufacturing and supply agreement with Vetter for the production of commercial quantities of finished supplies of NPSP558. If we are unable to reach such an agreement on favorable terms, we may be required to seek another manufacturing partner to produce finished supplies of NPSP558, which could result in significant added costs and delays.

We rely on Ypsomed AG, or Ypsomed, to manufacture clinical supplies of the injection pen device used for the administration of PREOS. Ypsomed is our sole source for the pen and, absent the development of an alternative method of delivery of PREOS, we will remain dependent on Ypsomed's technology to produce the pen in commercial quantities if the FDA approves PREOS. The pen has been specifically designed and developed for delivery of PREOS. Manufacturing drug delivery devices such as the pen is a complex process and no assurances can be provided that Ypsomed will be able to produce commercial quantities of the pen in a timely manner or at all. Since we have not received marketing approval for PREOS in the U.S., we currently do not have a formal agreement with Ypsomed for the production of commercial quantities of injection pen devices. If we are unable to reach such an agreement on favorable terms, we may be required to seek another manufacturing partner to develop and produce a drug delivery device for the administration of PREOS, which could result in significant added costs and delays.

We have experienced certain instances where our contract manufacturers have produced product and pens that have not met our required specifications and could not be used in clinical trials or for commercialization. Any extended disruption or termination of our relationship with any of our contract manufacturers could materially harm our business and financial condition and adversely affect our stock price.

A more complete description of the risks associated with our business, including our contract manufacturers, can be found below in Section 1A of this Annual Report titled "Risk Factors."

Employees

As of March 6, 2008, we had approximately 41 employees. None of our employees is covered by a collective bargaining agreement and we believe our relationship with our employees is good.

Trademarks

"NPS", "NPS Pharmaceuticals" and "PREOS" are our registered trademarks. In addition, Preotact is our registered trademark in the U.S. All other trademarks, trade names or service marks appearing in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

Our Internet address is *www.npsp.com*. We make available free of charge on or through our Internet website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. Risk Factors.

The following information sets forth risk factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this Annual Report on Form 10-K and those we may make from time to time. If any of the following risks actually occur, our business, results of operation, prospects or financial condition could be harmed. These are not the only risks we face. Additional risks not presently known to us, or that we currently deem immaterial, may also affect our business operations.

Risks Related to Our Business

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

With the exception of 2007 and 1996, we have not been profitable since our inception in 1986. As of December 31, 2007, we had an accumulated deficit of approximately $869.5 million. To date, our revenue from product sales has been in the form of royalty payments from Amgen on sales of cinacalcet HCl, royalty payments from Nycomed on sales of Preotact, milestone revenue from our collaborative agreements with Nycomed and product sales to Nycomed of Preotact. We have assigned the right to receive future royalties from Amgen for sales of cinacalcet HCl to a wholly owned subsidiary. The subsidiary has pledged the right to such royalties as security for the repayment of certain notes. As of December 31, 2007, there were approximately $260.7 million of these notes outstanding, including $100.0 million of Class B Notes issued in August 2007 and $6.2 million of additional notes issued as interest on the Class B Notes. The principal amount of the notes issued in August will continue to increase through the issuance of the additional notes in lieu of payment of cash interest until the initial class of notes is paid in full. Though the notes are non-recourse to us, if the Amgen royalties are not sufficient to repay the notes on a timely basis, or at all, then we may never receive additional cash flows from future royalty payments from Amgen on sales of cinacalcet HCl. In July 2007, we assigned our Preotact royalty interest to DRI. Under our agreement with DRI, the Preotact royalty interest will return to us only if DRI receives a certain sum of royalties based on Nycomed's net sales of Preotact. We are entirely dependent on Nycomed for sales of Preotact and we cannot assure you that DRI will receive royalties in an amount sufficient to cause the Preotact royalty interest to be returned to us. We have not generated any other revenue from product sales to date, and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates and continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

We may require additional funds.

Currently, we are not a self-sustaining business and certain economic, operational and strategic factors may require us to secure additional funds. If we lack sufficient funding at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations require substantial capital. We expect that our existing cash, cash equivalents, and short-term investments will sufficiently fund our current and planned operations through at least 2008. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our collaborators and make progress in our development and commercialization activities. Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, our ability to effectively out-source our clinical development, regulatory, data management, research, quality control and assurance, and other activities, the success of

our contract manufacturers in producing clinical and commercial supplies of our product candidates and drug delivery devices on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

- engage in equity financings that would be dilutive to current stockholders;

- delay, reduce the scope of or eliminate one or more of our development programs;

- obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

- license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we do not receive regulatory approval to market GATTEX in a timely manner, or at all, or if we obtain regulatory approval to market GATTEX but the approved label is not competitive with then existing competitive products, our business will be materially harmed and our stock price may be adversely affected.

We are developing GATTEX as a potential treatment for a variety of gastrointestinal disorders, including SBS. In an intent-to-treat analysis of our pivotal Phase 3 study, forty-six percent (46%) of patients receiving the lower dose of GATTEX (N=35) responded and achieved a highly statistically significant reduction in PN compared to placebo (p=0.007). Twenty-five percent (25%) of patients receiving the higher dose of GATTEX (N=32) responded and showed a trend in the difference between the treatment group and placebo, but this did not reach statistical significance (p=0.161). In this Phase 3 study, there were no statistical differences in the incidence rates of adverse events or serious adverse events among the treatment groups when compared to placebo. Two low-dose patients gained independence from and discontinued PN by week 16 and a third high-dose patient discontinued PN at the end of treatment. The study's criteria for conducting the statistical analysis of the primary endpoint required that the results for the high-dose group show statistical significance before considering the results of the low-dose group. Given GATTEX's orphan designation in SBS and the statistically strong (p=0.007) and clinically meaningful findings in the low-dose group, we met with the FDA to discuss the regulatory requirements for the development of GATTEX for SBS. During our meeting, the FDA recommended that we conduct a confirmatory Phase 3 study prior to submitting an NDA. We plan to initiate this study and are currently finalizing a protocol to address the FDA's comments and will incorporate results from our Phase 3 extension study

The process of structuring and commencing a second Phase 3 clinical study will require significant resources and could be time consuming and subject to unanticipated delays and cost. For example, the FDA may not concur with our proposed protocol for the study, which would delay and could increase the cost of the study. Even if the FDA concurs with our protocol, there are no assurances that the results of the second Phase 3 study based on the protocol will show the required safety and efficacy data to support an NDA for GATTEX or regulatory approval of GATTEX by the FDA.

If we are ultimately unable to obtain regulatory approval to commercialize GATTEX in a timely manner, or at all, or if the FDA approved indication, side effect and adverse events profile, and product distribution requirements are not competitive with existing competitor products, our ability to generate revenues to sustain our operations will be substantially impaired, our business will be materially harmed and our stock price may be adversely affected. Biotechnology stock prices, including our stock price, have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval.

If we do not receive regulatory approval to market NPSP558 for hypoparathyroidism in the U.S. in a timely manner, or at all, or if we obtain regulatory approval to market NPSP558 for hypoparathyroidism but the approved label is not competitive with then existing competitive products, our business may be materially harmed and our stock price may be adversely affected.

We are developing NPSP558 for hypoparathyroidism. Historically, we have developed this compound as PREOS for osteoporosis. We are currently supporting an investigator-initiated trial to explore the use of NPSP558 as a hormone replacement therapy to treat hypoparathyroidism. The study calls for 50 patients, most of them already enrolled, to be dosed with NPSP558 every-other-day for a period of up to 24 months. The objectives of this study are to understand the effect of parathyroid hormone 1-84 on bone quality in hypoparathyroidism, and demonstrate the safety and efficacy

of NPSP558 in this indication. We are also initiating a pivotal registration study to demonstrate the safety and efficacy of NPSP558 as a potential therapy to treat hypoparathyroidism. This study would call for 75 to 100 patients to be dosed with NPSP558 for a period of 24 weeks. Prior to commencement of dosing, patients will complete an eight-to-ten week screening and stabilization process. The efficacy endpoints will include eucalcemia and reduction of supplemental calcium and vitamin D analogs. The study preparation has started and we expect topline results by the second half of 2010. We believe that because of our 2007 fundraising activities, the sale of non-core assets and the GATTEX partnership with Nycomed, we now have the financial resources to fund the continued U.S. development of NPSP558 and are committed to advancing its development in hypoparathyroidism. The investigator-initiated study and pivotal registration study are, like all clinical trials, long, expensive and uncertain processes and there can be no assurance that data collected from these studies will be sufficient to support a new drug application or FDA approval of NPSP558 for hypoparathyroidism.

If we are unable to obtain U.S. regulatory approval for NPSP558 for hypoparathyroidism or PREOS for osteoporosis, or if we receive regulatory approval to market NPSP558 or PREOS in the U.S. but the FDA-approved indication, side effect and adverse events profile, and product distribution requirements are not competitive with existing competitor products, our business may be materially harmed and our stock price may be adversely affected. Biotechnology stock prices, including our stock price, have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval.

We may never develop any more commercial drugs or other products that generate revenues.

Sensipar (Mimpara in Europe) and Preotact are our only sources, to date, of commercial revenues. We also expect to begin receiving royalty revenue on Kirin's sales of REGPARA in Japan in the second half of 2008. Our remaining product candidates will require significant additional development, clinical trials, regulatory approvals and additional investment before their potential commercialization. As part of our corporate restructuring, we now outsource substantially all of our research, and development activities. If we are unable to transition to an outsourcing company in an efficient and timely manner, the development of our product candidates will be delayed. Additionally, our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process. Even if we are able to commercialize one or more of our product candidates, we cannot assure you that such product candidates will find acceptance in the medical community.

We have limited internal capacity to conduct preclinical testing and clinical trials, and our dependence on contract research organizations could result in delays in and additional costs for our drug development efforts.

We have historically had limited internal resources and capacity to perform preclinical testing and clinical trials. In addition, we restructured our operations in 2007, which included reductions in our worldwide workforce as well as a transition to an outsourcing business strategy. Because of these reductions and our limited internal resources to perform preclinical and clinical testing, we rely almost entirely on contract research organizations, or CROs, to perform preclinical testing and clinical trials for drug candidates that we choose to develop without a collaborator. If the CROs that we hire to perform our preclinical testing and clinical trials or our collaborators or licensees do not meet deadlines, do not follow proper procedures, or a conflict arises between us and our CROs, our preclinical testing and clinical trials may take longer than expected, may be delayed or may be terminated. If we were forced to find a replacement CRO to perform any of our preclinical testing or clinical trials, we may not be able to find a suitable replacement on favorable terms, or at all. Even if we were able to find another CRO to perform a preclinical test or clinical trial, the delay in the test or clinical trial may result in significant expenditures. Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we plan to contract with collaborators or licensees to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these clinical trials. Depending on the terms of our agreements with these collaborators or licensees, we may not have any control over the conduct of these clinical trials, and in any event we would be subject to the risks associated with depending on collaborators or licensees to develop these drug candidates, as described below.

We have no internal manufacturing capabilities. We depend on third parties, including a number of sole suppliers, for the manufacturing, supply, and storage of our product candidates and drug delivery devices to be used for our commercial launch of products, our partner's commercial launch of products, and in our clinical trials. We have experienced instances where our contract manufacturers have produced product and drug delivery devices, which have not complied with our specifications and could not be used for commercial use or clinical trials. Product introductions and clinical trials may be delayed or suspended if the manufacture or supply of our products or drug delivery devices are delayed, interrupted or discontinued.

We do not have internal manufacturing capabilities to produce supplies of GATTEX, NPSP558 or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We also do not have internal manufacturing capabilities to produce supplies of the injection devices used to administer GATTEX and NPSP558. We are dependent on third parties for manufacturing, supply, and storage of our product candidates and injection devices. If we are unable to contract for a sufficient supply of our product candidates or injection devices on acceptable terms, or if we encounter delays or difficulties in the manufacturing or supply process or our relationships with our manufacturers, we may not have sufficient product or injection devices to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

We depend on a number of contract manufacturers to supply key components of GATTEX, NPSP558, and PREOS. For instance, we have entered into an agreement with Boehringer Ingelheim Austria GmbH, or BI, to produce bulk supplies of the active pharmaceutical ingredients of GATTEX, NPSP558, and PREOS for clinical use and our commercial requirements if we receive FDA approval. We expect BI to be able to produce sufficient bulk supplies of GATTEX NPSP558, and PREOS on a timely basis. Nevertheless, manufacturing biological products is complex and no assurances can be provided that BI will be able to produce commercial quantities of bulk drug product in a timely manner or at all.

We have entered into a manufacturing agreement with Cangene Corporation, or Cangene, for the production of finished supplies of GATTEX. Cangene is currently our sole source for our fill and finish clinical supply requirements of GATTEX. Although Cangene has only produced small quantities of GATTEX for our clinical requirements, we anticipate that Cangene will be able to produce sufficient finished commercial supplies of GATTEX, if GATTEX receives marketing approval from the FDA. Nevertheless, the fill and finish aspect of the manufacturing process is complex and no assurances can be provided that Cangene will be able to produce commercial quantities of GATTEX in a timely manner or at all.

We also depend on Vetter Pharma-Fertigung GmbH, or Vetter, for the production of finished supplies of NPSP558 for clinical use. Because the "fill and finish" aspect of the manufacturing process for NPSP558 requires the use of Vetter's proprietary technology, Vetter is our sole source for finished supplies of NPSP558. The fill and finish aspect of the manufacturing process for NPSP558 is complex and no assurances can be provided that Vetter will be able to produce sufficient finished supplies of NPSP558 to satisfy our commercial requirements in a timely manner, or at all. Since we have not received marketing approval for NPSP558 in the U.S., we currently do not have a formal manufacturing and supply agreement with Vetter for the production of commercial quantities of finished supplies of NPSP558. If we are unable to reach such an agreement on favorable terms, we may be required to seek another manufacturing partner to produce finished supplies of NPSP558, which could result in significant added costs and delays.

We rely on Ypsomed AG, or Ypsomed, to manufacture clinical supplies of the injection pen device used for the administration of PREOS. Ypsomed is our sole source for the pen and, absent the development of an alternative method of delivery of PREOS, we will remain dependent on Ypsomed's technology to produce the pen in commercial quantities if the FDA approves PREOS. The pen has been specifically designed and developed for delivery of PREOS. Manufacturing drug delivery devices such as the pen is a complex process and no assurances can be provided that Ypsomed will be able to produce commercial quantities of the pen in a timely manner or at all. Since we have not received marketing approval for PREOS in the U.S., we currently do not have a formal agreement with Ypsomed for the production of commercial quantities of injection pen devices. If we are unable to reach such an agreement on favorable terms, we may be required to seek another manufacturing partner to develop and produce a drug delivery device for the administration of PREOS, which could result in significant added costs and delays.

We have experienced certain instances where our contract manufacturers have produced product and pens that have not met our required specifications and could not be used in clinical trials or for commercialization. Any extended disruption or termination of our relationship with any of our contract manufacturers could materially harm our business and financial condition and adversely affect our stock price.

Dependence on contract manufacturers for commercial production involves a number of additional risks, many of which are outside our control. These additional risks include:

- there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

- our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar foreign standards, and we do not have control over our contract manufacturers' compliance with these regulations and standards;

- our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products or drug delivery devices for us;

- if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for, the production of our products and drug delivery devices;

- our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements that could result in substantial delays and higher costs; and

- we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products or drug delivery devices.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our inability to commercialize our products effectively.

Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our stock price.

Before we receive regulatory approval for the commercial sale of our product candidates, our product candidates are subject to extensive preclinical testing and clinical trials to demonstrate their safety and efficacy. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase 1 or Phase 2 clinical trials may not be repeated in larger Phase 2 or Phase 3 clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including GATTEX and NPSP558, could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

If we fail to maintain our existing or establish new collaborative relationships, or if our collaborators do not devote adequate resources to the development and commercialization of our licensed drug candidates, we may have to reduce our rate of product development and may not see products brought to market or be able to achieve profitability.

Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with other pharmaceutical and biotechnology companies to advance many of our programs. We have granted development, commercialization and marketing rights to a number of our collaborators for some of our key product development programs, including cinacalcet HCl, Preotact, GATTEX, calcilytics, and glycine reuptake inhibitors. Our collaborators typically have full control over those efforts in their territories and the resources they commit to the programs. Accordingly, the success of the development and commercialization of product candidates in those programs depends on their efforts and is beyond our control. For us to receive any significant milestone or royalty payments from our collaborators, they must advance drugs through clinical trials, establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of those products. As a result, if a

collaborator elects to terminate its agreement with us with respect to a research program, our ability to advance the program may be significantly impaired or we may elect to discontinue funding the program altogether. For example, in early 2002, Abbott terminated its agreement with respect to isovaleramide, and Forest Laboratories terminated its agreement with us with respect to ALX-0646. As a result, these programs were discontinued.

As part of our product development and commercialization strategy, we evaluate whether to seek collaborators for our product candidates. If we elect to collaborate, we may not be able to negotiate collaborative arrangements for our product candidates on acceptable terms, if at all. If we are unable to establish collaborative arrangements, we will either need to increase our expenditures and undertake the development and commercialization activities at our own expense or delay further development of the affected product candidate.

Collaborative agreements, including our existing collaborative agreements, pose the following risks:

- our contracts with collaborators may be terminated and we may not be able to replace our collaborators;

- the terms of our contracts with our collaborators may not be favorable to us in the future;

- our collaborators may not pursue further development and commercialization of compounds resulting from their collaborations with us or may pursue the same on a different regulatory pathway from us;

- a collaborator with marketing and distribution rights to one or more of our product candidates may not commit enough resources to the marketing and distribution of such candidates;

- disputes with our collaborators may arise, leading to delays in or termination of the research, development or commercialization of our product candidates, or resulting in significant litigation or arbitration;

- contracts with our collaborators may fail to provide significant protection if one or more of them fail to perform;

- in some circumstances, if a collaborator terminates an agreement, or if we are found to be in breach of our obligations, we may be unable to secure all of the necessary intellectual property rights and regulatory approval to continue developing the same compound or product;

- our collaborators could independently develop, or develop with third parties, drugs that compete with our products; and

- we may be unable to meet our financial or other obligations under our collaborative agreements.

We cannot assure you that our current or future collaborative efforts will be successful. If our collaborative efforts fail, our business and financial condition would be materially harmed.

We have never marketed, sold or distributed a product and may need to rely on third parties to successfully market and sell our products and generate revenues.

Due to the delay in obtaining regulatory approval of PREOS for osteoporosis, we have eliminated all commercial sales and related field operations. As a result, if and when we receive regulatory approval to market and sell one or more of our product candidates we will have to either build a new commercial organization or enter into agreements with contract sales organizations to provide sales, marketing, market research and product planning services. Our ability to gain market acceptance and generate revenues will be substantially dependent upon our ability to build a commercial organization and/or enter into such agreements on favorable terms and to manage the efforts of those service providers successfully. We may also benefit from establishing a relationship with one or more companies with existing distribution systems and direct sales forces to market any or all of our product candidates; however, we cannot assure you that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Medicare's policies may decrease the market for our products that are designed to treat patients with age-related disorders, such as osteoporosis and hyperparathyroidism. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope, particularly for product candidates addressing small patient populations, such as GATTEX for the treatment of SBS and NPSP558 for hypoparathyroidism.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Because of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

The pharmaceutical and biotechnology industries are intensely competitive. We have competitors in both the U.S. and internationally including major multi-national pharmaceutical companies, chemical companies, biotech companies, universities and other research organizations. Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators, which could render our product candidates obsolete and non-competitive.

Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem, may offer easier delivery or may offer comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, our patents may be challenged or circumvented by third parties, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated, or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the U.S. after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management's focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would

harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology.

Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries. Protection of the rights revealed in published patent applications can be complex, costly and uncertain.

Additionally, under the Hatch-Waxman Act, a generic pharmaceutical manufacturer may file an Abbreviated New Drug Application, or ANDA, seeking permission to market a generic version of one of our products prior to the expiration of our relevant patents. For example, a generic pharmaceutical manufacturer could file an ANDA for cinacalcet HCl as early as March 2008. Such a filing is an act of patent infringement and may result in our filing patent infringement litigation to enforce our proprietary rights. There can be no assurance that we would prevail in such an action and our business may be adversely affected should we fail to prevail in any such litigation.

In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We registered the "PREOS" trademark with the U.S. Patent and Trademark Office. A third party may assert a claim that the PREOS mark is confusingly similar to its mark, and such claims or the failure to timely register the PREOS mark or objections by the FDA could force us to select a new name for PREOS, which could cause us to incur additional expense or delay its introduction to market.

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter that our collaborators or we may be required to license in order to research, develop or commercialize at least some of our product candidates, including GATTEX, NPSP558 and PREOS. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another's proprietary technology.

We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

Our business is subject to extensive regulation by governmental authorities in the U.S. and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, our collaborators or we must demonstrate, among other things, with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, the approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. Our collaborators, the FDA or we may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory

requirements vary widely from country to country, but, in general, are subject to all of the risks associated with U.S. approvals.

If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of preclinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements that could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA's cGMP and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements. Our promotional materials and sales activities are governed by FDA regulation. The FDA may require us to withdraw promotional material, to issue corrected material, or to cease promotion resulting in loss of credibility with our customers, reduced sales revenue or increased costs.

Because of our restructuring initiatives and the related reductions in our workforce, we have reallocated certain employment responsibilities and have increased our dependence on third parties to perform certain corporate functions.

We have restructured our operations, which included reductions in our workforce as well as a transition to an outsourcing business strategy. The reductions have resulted in the loss of numerous long-term employees, the loss of institutional knowledge and expertise and the reallocation of certain employment responsibilities, all of which could adversely affect operational efficiencies, employee performance and retention. In addition, because of these reductions, we are outsourcing certain corporate functions, which makes us more dependent on third parties for the performance of these functions in connection with our business and product candidates. To the extent that we are unable to effectively reallocate employee responsibilities, retain key employees, establish and maintain agreements with competent third-party contractors on terms that are acceptable to us, or effectively manage the work performed by any retained third-party contractors, our ability to advance our business or product candidates may be significantly impaired and our stock price may be adversely affected.

If we fail to attract and retain key executives and employees, the development and commercialization of our products may be adversely affected.

We depend heavily on our executive, managerial and clinical personnel. To the extent that we lose any of these key personnel, our ability to develop products and become profitable may suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not entered into long-term employment contracts with our executives or employees. Our future success will also depend in large part on our ability to attract and retain qualified executives and employees in the future. We face competition for personnel from other companies, academic institutions, government entities and other organizations. In particular, we are highly dependent on members of our executive team to manage our business. In connection with our restructuring initiatives and our plan to transition the company to an outsourcing business strategy, certain members of our executive team are no longer with the company and new executive team members have been hired. Our transition in expertise, as with any company, will take time, resources and may result in unexpected expense and delay to our business programs. Each new member of our executive team is highly qualified, important to our business and would be difficult to replace. We are also dependent on several key employees who would also be difficult to replace. If we are unable to retain our executives and key employees, our ability to operate under the outsourcing business model and compete in our industry may be hindered and our business may suffer. Each of our executives and key employees is an employee at will and, despite our retention efforts; we cannot assure you that they will remain with the company.

We are involved in securities class action litigation and shareholder derivative litigation that could become expensive and divert management's attention from operating our business.

NPS and certain of our officers have been named as defendants in a consolidated securities class action lawsuit. In addition, certain of our officers, directors and former officers and directors have been named as defendants in several shareholder derivative lawsuits. The initial derivative litigation has been dismissed, but the court has granted the plaintiff leave to amend and re-file the complaint. Additional derivative actions have been filed as well, which mimic

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the previously dismissed case but relate to GATTEX. We believe that the claims in these lawsuits are without merit and intend vigorously to defend our self and the other defendants against the claims. We maintain insurance for claims of this nature, which we believe is adequate. Moreover, we believe, based on information currently available, that the filing and ultimate outcome of the lawsuits will not have a material impact on our financial position. However, our extended involvement in these actions may become expensive and divert management's attention and resources from operating our business. Additionally, we may not be successful in having these lawsuits dismissed or settled within the limits of our insurance or at all.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trial in humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

Research and development involves hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our contractors' safety procedures for these materials comply with governmental standards, we cannot eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Risks Related to Our Common Stock and Notes Payable

Our stock price has been and will continue to be volatile and an investment in our common stock could suffer a decline in value.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common stock. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our common stock price include:

- fluctuations in our operating results;
- announcements of technological innovations or new commercial products by us, our collaborators or our competitors;
- published reports by securities analysts;
- the progress of our and our collaborators' clinical trials, including our and our collaborators' ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;
- governmental regulation and changes in medical and pharmaceutical product reimbursement policies;
- developments in patent or other intellectual property rights;
- publicity concerning the discovery and development activities by our licensees;
- public concern as to the safety and efficacy of drugs that we and our competitors develop;
- our ability to meet market expectations with respect to FDA approval or the timing for FDA approval for our product candidates; and.

- general market conditions.

Anti-takeover provisions in our Certificate of Incorporation, Bylaws, stockholder rights plan and under Delaware law may discourage or prevent a change of control.

Provisions of our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change of control of us. For example, our Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change of control as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others. In addition, our Board of Directors has adopted a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change of control.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common stock to drop.

Royalty revenues received from Amgen on sales of cinacalcet HCl may not be sufficient to cover the interest and principal payments on the Secured 8.0% Notes and/or 15.5% Notes due March 30, 2017. As a result, we would have to either voluntarily make such payments out of available cash resources or risk forfeiture of certain royalty rights under the Amgen agreement.

In December 2004, we completed a private placement of $175.0 million in secured 8.0% Notes due March 30, 2017. In August 2007, our subsidiary completed a private placement of $100 million of secured 15.5% notes due March 30, 2017. All of these secured notes are non-recourse to us and are secured by certain royalty and our related rights under our agreement with Amgen. Additionally, the sources for interest payments and principal repayment of the secured notes are limited to royalty and milestone payments received from Amgen. If the revenues received from Amgen are insufficient to cover the interest and other payments due under the secured notes, we would have to forfeit our rights to future royalties and other rights under the Amgen agreement unless we make the payments due out of our available cash resources. If we make the payments, our cash resources would be significantly reduced and we may not have sufficient cash resources to fund our programs and operations. The principal amount of the secured notes issued in August 2007 will increase through the issuance of additional notes in lieu of payment of cash interest until the initial class of secured notes is paid in full. If we do not make the payments due under the secured notes then we risk losing the future revenue stream from Amgen for sales of cinacalcet HCl, which could adversely affect future cash resources and we would lose rights to the technology licensed to Amgen under the Amgen agreement.

Our liquidity and future cash flow may not be sufficient to cover interest payments on our 5.75% Convertible Notes due 2014 or to repay the notes at maturity.

Our ability to make interest payments on and to repay at maturity or refinance our 5.75% convertible notes due 2014 will depend on our ability to maintain sufficient cash and generate future cash flow. Other than in 2007, we have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability to commercialize our proprietary product candidates in the U.S. and the ability of our partners to commercialize and successfully market our partnered products throughout the world. We cannot assure you that we, or our partners, will be successful in developing, commercializing and marketing our product candidates. Various factors such as general economic, financial, competitive, legislative and regulatory conditions may affect our and our partners' ability to successfully commercialize our product candidates and thereby limit our ability to generate future cash flow to repay our 5.75% convertible notes.

Additionally, the 5.75% convertible notes provide for certain events of default, including payment defaults, breaches of covenants and certain events of bankruptcy, insolvency and reorganization. If any event of default occurs and is continuing, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. The notes also provide that if a fundamental change occurs to our business, as defined in the note, at any time prior to the maturity of the note, then the holder shall have the right to require us to redeem the notes, or any portion thereof plus accrued interest and liquidated damages. There can be no assurance that, if any of the

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foregoing events were to occur, we would have the ability repay the principal amount and interest accrued under the notes and/or any additional monies owed in connection with the acceleration of the notes.

Conversion of the 5.75% Convertible Notes will dilute the ownership interest of our existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the 5.75% convertible notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants.

Changes in interest rates can affect the fair value of our investment portfolio and the debt we have issued and its interest earnings.

Our interest rate risk exposure results from our investment portfolio and our secured notes. Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The securities we hold in our investment portfolio are subject to interest rate risk. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings. Currently, we do not hedge these interest rate exposures. We have established policies and procedures to manage exposure to fluctuations in interest rates. We place our investments with high quality issuers, limit the amount of credit exposure to any one issuer, and do not use derivative financial instruments in our investment portfolio. Our 8.0% secured notes due March 30, 2017, our 15.5% secured notes due March 30, 2017, and our 5.75% convertible notes due August 7, 2014 each have a fixed interest rate. The fair value of the convertible notes is affected by changes in the interest rates and by changes in the price of our common stock. The fair values of the secured notes are affected by changes in the interest rates and by historical rates of royalty revenues from cinacalcet HCl sales.

Our Auction Rate Securities (ARS) are currently illiquid and may never be saleable due to the recent deterioration of the U.S. credit and capital markets. If the U.S. capital markets, including the markets for our auction- rate securities, deteriorate further or adversely affect other investments in our portfolio, our auction-rate securities may never be saleable and our financial condition and cash flow may be adversely impacted.

Our investment portfolio includes investments in certain auction rate securities or ARS. ARS are variable interest rate securities tied to short-term interest rates with nominal long-term maturities. ARS have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28, 35, or 49 days. With the liquidity issues experienced in global credit and capital markets, our ARS portfolio has recently experienced multiple unsuccessful auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. Given the unsuccessful auctions, our ARS are illiquid until there is a successful auction for them and therefore, we have classified ARS marketable securities (except Sold ARS – see below) to non-current assets as of December 31, 2007.

The estimated value of our ARS holdings at December 31, 2007, was $53.3 million, which reflects $2.4 million less than our carrying value of $55.7 million. In establishing the estimated market value of our ARS, we have used the market value determined by our investment advisors. The market values were determined using a proprietary valuation model using the quality of the underlying securities or assets securing the ARS investments, the market values of comparable securities, the quality of credit enhancement (if any) applicable to the specific security, estimated time to maturity or unwinding of the arrangement, an analysis of the terms of the indentures and other factors depending on the individual ARS.

In March 2008, we agreed to sell certain of our ARS investments or the Sold ARS, to one of our investment advisors for $26.0 million. The market value as of December 31, 2007 and the principal value of the Sold ARS were $24.9 million and $30.1 million, respectively. For the year ended December 31, 2007, we recognized an other-than-temporary loss of $4.1 million on the Sold ARS in the Consolidated Statement of Operations and $1.1 million is recorded as an unrealized loss in the Accumulated Other Comprehensive Loss section of the Consolidated Balance Sheet at December 31, 2007 on the Sold ARS. Excluding the Sold ARS, we believe that the decrease in market value on our ARS is temporary in nature due to the underlying assets securing the ARS, the AAA rating by Standard & Poors, as of December 31, 2007 and February 28, 2008, our belief that historical liquidity will return to the global credit and capital markets, and our intent and ability to hold to recovery. None of the ARS are backed by sub-prime mortgages. Accordingly, a $1.3 million unrealized loss was recorded at December 31, 2007 in Accumulated Other Comprehensive loss section of the Balance Sheet related to the ARS, excluding the Sold ARS. The market value of these ARS, excluding the Sold ARS,were estimated to be $28.4 million at December 31, 2007 and $26.4 million at February 29, 2008.

If uncertainties in the credit and capital markets continue, these markets deteriorate further or if we experience rating downgrades on any investments in our portfolio, including our ARS, the market value of our investment portfolio may decline further, which we may determine is an other-than-temporary impairment. This would result in a realized loss and would negatively affect our financial position, results of operations and liquidity.

We believe that based on our current cash, cash equivalents and marketable securities balances at December 31, 2007, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, cash flow, financial flexibility or ability to fund its operations in 2008.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

During 2007, we consolidated our business operations into one facility in Bedminster, New Jersey. In Bedminster, we lease approximately 33,500 square feet of administrative space. The Bedminster lease will expire in February 2010. Prior to entering into the Bedminster lease, we leased approximately 76,500 square feet of administrative office space in Parsippany, New Jersey. The Parsippany lease expired in October 2007. Historically, we have also maintained laboratory and administrative facilities in Toronto, Canada; Mississauga, Canada; and Salt Lake City, Utah. During 2007, we closed each of these facilities as part of our restructuring initiative. To facilitate the transition of our Canadian operations to New Jersey, we continue to lease approximately 1,020 square feet of office space in Toronto. The lease expires on August 31, 2008.

In July 2007, we entered into a lease termination agreement with the Mars Discovery District, pursuant to which our lease for laboratory and office space located in Toronto, Canada was terminated. Under the agreement, we sold our tenant improvements to a third party for $2.4 million. Also in July 2007, we sold our laboratory and office building located in Salt Lake City to the University of Utah for $21.0 million. As part of the sale, the University of Utah released us from all obligations under a 40-year ground lease for land upon which the facility is located. In June 2007, we sold our land, laboratory, and office building located in Mississauga, Canada to Transglobe Property Management Services Ltd. in Trust for $4.4 million.

ITEM 3. Legal Proceedings.

Securities Class Action.

A consolidated shareholders' securities class action lawsuit is currently pending against us and certain of our present and former officers and directors in the U.S. District Court for the District of Utah, Central Division, as Case No. 2:06cv00570 DAK. By order dated September 14, 2006, the court consolidated four separately filed lawsuits into this action. By order dated November 17, 2006, the court appointed lead plaintiff and counsel for the proposed class. On January 16, 2007, the lead plaintiff and its counsel filed a consolidated amended complaint asserting two federal securities claims on behalf of lead plaintiff and all other shareholders of NPS who purchased publicly traded shares of NPS between August 7, 2001, and May 2, 2006, which period is referred to in this paragraph as the "class period." The consolidated complaint asserts two claims: a claim founded upon Section 10(b) of the Securities Exchange Act of 1934, or the 1934 Act, and SEC Rule 10b-5 promulgated thereunder, which is asserted against all defendants, and a claim founded upon Section 20(a) of the 1934 Act, which is asserted against the individual defendants. Both claims are based on the allegations that, during the class period, NPS and the individual defendants made false and misleading statements to the investing public concerning PREOS. The consolidated complaint alleges that false and misleading statements were made during the class period concerning the efficacy of PREOS as a treatment for postmenopausal osteoporosis, the potential market for PREOS, the dangers of hypercalcemic toxicity as a side effect of injectable PREOS, and the prospects of FDA approval of our NDA for injectable PREOS. The complaint also alleges claims of option backdating and insider trading of NPS stock during the class period. The consolidated complaint seeks compensatory damages in an unspecified amount, unspecified equitable or injunctive relief, and an award of an unspecified amount for plaintiff's costs and attorneys fees.

On March 19, 2007, Defendants filed a motion to dismiss the consolidated complaint, which the court denied on July 3, 2007. On August 1, 2007, the court entered a scheduling order setting a trial date for the action on April 20, 2009. On November 1, 2007, lead plaintiff filed its motion to certify the class of shareholders that it seeks to represent

in the action. On January 30, 2008, defendants filed an opposition to this motion, and it is currently pending before the court. Although defendants believe the motion should be denied, no assurances can be given in this regard. If lead plaintiff's motion for class certification is granted, the parties will continue to engage in the discovery process and prepare for trial.

We believe the claims are without merit and intend to vigorously defend NPS and the related defendants in this action. We maintain insurance for actions of this nature, which we believe is adequate.

Derivative Action.

On August 22, 2006, an NPS shareholder filed a shareholder derivative action against certain of our present and former officers and directors. This action, which names NPS as a nominal defendant but is asserted on NPS's behalf, is pending in the Third Judicial District Court of Salt Lake County, State of Utah, as Case No. 060913838. The complaint asserts allegations similar to those asserted in the securities class action described above and also alleges that the defendant directors and officers violated their fiduciary duties by making the allegedly false and misleading statements to the investing public concerning PREOS. The derivative complaint seeks compensatory damages in an unspecified amount, unspecified equitable or injunctive relief and an award of an unspecified amount for plaintiff's costs and attorneys fees.

Defendants filed a motion to dismiss the lawsuit, which the Court granted by order dated July 8, 2007. In the order, the Court also granted plaintiff leave to propound a books and records inspection demand under Utah law and to amend his shareholder derivative complaint. Plaintiff served a books and records inspection demand, in response to which NPS produced the requested documents. On December 14, 2007, defendants filed a motion to stay the lawsuit pending resolution of the securities class action and similar shareholder derivative lawsuits filed in U.S. District Court for the District of Utah, which is described below. Plaintiff has opposed defendants' motion to stay, which is currently pending before the court. If the court does not grant defendants' motion to stay, plaintiff will be permitted to file an amended shareholder derivative complaint.

Three additional shareholder derivative suits are pending against certain of our present and former officers and directors in the U.S. District Court for the District of Utah. These lawsuits are titled Wagner v. Tombros, et al. (filed July 24, 2007), Alvarez v. Jackson, et al. (filed August 17, 2007), and Sutton v. Tombros, et al. (filed November 14, 2007). These lawsuits also allege the defendants made false and misleading statements concerning PREOS, and that because of these statements, the defendants breached their fiduciary duties. In addition, the Sutton complaint alleges that the defendants made false and misleading statements concerning GATTEX, and because of these statements, the defendants breached their fiduciary duties. All three lawsuits seek compensatory damages in an unspecified amount, unspecified equitable or injunctive relief and an award of an unspecified amount for plaintiff's costs and attorneys fees.

The Wagner, Alvarez, and Sutton complaints have not yet been served on any of the defendants, and therefore the deadlines to respond to these complaints have not been set.

We intend to vigorously defend against all the purported shareholder derivative actions, which we believe are without merit and were brought in the name of the corporation in violation of controlling law. We maintain insurance for actions of this nature, which we believe is adequate.

ITEM 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to the stockholders during the fourth quarter of 2007.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

Since May 26, 1994, our common stock has been quoted on the Nasdaq National Market under the symbol "NPSP." In connection with NASDAQ's transition to a national securities exchange in October 2006, our common stock is now quoted on the Nasdaq Global Market under the same symbol. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported on the Nasdaq Global Market.

	High		Low	
2006				
First Quarter	$	15.35	$	8.32
Second Quarter		9.13		4.54
Third Quarter		4.75		3.66
Fourth Quarter		5.36		3.70
2007				
First Quarter	$	4.55	$	3.27
Second Quarter		4.54		3.48
Third Quarter		6.00		3.67
Fourth Quarter		5.68		3.75

As of March 6, 2008, there were approximately 187 holders of record of our common stock.

We have never declared or paid cash dividends on capital stock. We intend to retain any future earnings to finance growth and development and therefore do not anticipate paying cash dividends in the foreseeable future.

We have adopted a policy and implemented procedures allowing directors and officers to effect sales of the Company's securities under SEC Rule 10b5-1. Under this rule, directors and officers may adopt a prearranged contract, instructions, or written plan arranging for the sale of Company securities on specified conditions. To this effect, prearranged plans have already been implemented and additional such plans may be adopted from time to time.

ITEM 6. Selected Financial Data.

The selected consolidated financial data presented below are for each fiscal year in the five-year period ended December 31, 2007. This is derived from, and qualified by reference to, our audited consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K.

Consolidated Statements of Operations Data:

	2007	2006 (1)	2005	2004	2003
			(in thousands, except per share amounts)		
Revenues:					
Product sales	$ 20,310	$ 2,662	$ -	$ -	$ -
Royalties	49,626	32,078	12,533	2,159	-
Milestones and license fees	16,312	13,762	292	12,078	9,919
Total revenues	86,248	48,502	12,825	14,237	9,919
Operating expenses:					
Cost of goods sold	6,180	1,413	-	-	-
Cost of royalties	4,659	2,980	1,144	237	-
Cost of license fees	1,547	-	-	-	-
Research and development	38,723	68,411	117,445	143,099	118,173
Selling, general and administrative	26,998	52,177	48,635	34,351	20,337
Restructuring charges	13,386	8,179	-	-	-
Total operating expenses	91,493	133,160	167,224	177,687	138,510
Other operating (gains) losses:					
Gain on sale of assets held for sale	(1,826)	-	-	-	-
Gain on sale of fixed assets	(6,384)	-	-	-	-
Gain on sale of assets (2)	(30,000)	-	-	-	-
Write-down of long-lived assets	-	8,297	-	-	-
Amortization of purchased intangibles	-	-	-	1,598	1,485
Merger costs and termination fees (3)	-	-	-	-	46,114
Total Other operating (gains) losses	(38,210)	8,297	-	1,598	47,599
Operating income (loss)	32,965	(92,955)	(154,399)	(165,048)	(176,190)
Other income (expense), net	(32,768)	(19,713)	(15,379)	(1.570)	3,265
Income (loss) before income tax expense (benefit)	197	(112,668)	(169,778)	(166,618)	(172,925)
Income tax expense (benefit)	854	-	(55)	1,633	(2,530)
Net loss	$ (657)	$ (112,668)	$ (169,723)	$ (168,251)	$ (170,395)
Basic and diluted net loss per share (4)	$ (0.01)	$ (2.43)	$ (4.14)	$ (4.43)	$ (4.71)
Basic and Diluted weighted average shares outstanding (4)	46,804	46,374	41,036	37,948	36,148

(1) We adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, *Share Based Payment*, or SFAS No. 123R, using the modified prospective method. The adoption of SFAS No. 123R increased our operating loss, loss before income tax expense (benefit) and net loss for 2006 by $13.4 million and basic and diluted net loss per share by $0.29.

(2) Amount relates to the sale of our mGluRs program to AstraZeneca. See note 2 to the consolidated financial statements for information concerning the AstraZeneca agreement.

(3) Amount relates primarily to a June 2003 termination fee of $35.6 million relating to our proposed merger with Enzon Pharmaceuticals, Inc and a December 2003 fee of $4.3 million relating to the termination of our contract with the Government of Canada under its Technology Partnerships Canada program.

(4) See note 1 to the consolidated financial statements for information concerning the computation of net income (loss) per share.

Consolidated Balance Sheets Data:

	Years Ended December 31,				
	2007	2006	2005	2004	2003
			(in thousands)		
Cash, cash equivalents, and current					
marketable investment securities	$ 133,331	$ 146,152	$ 258,967	$ 329,685	$ 303,874
Working capital	106,642	145,222	233,907	306,349	283,906
Total assets	231,757	224,740	331,052	397,485	327,508
Long-term portion of lease financing, notes payable					
and other long-term liabilities	341,345	373,517	390,117	367,000	192,000
Accumulated deficit	(869,529)	(868,872)	(756,204)	(586,481)	(418,230)
Stockholders' equity (deficit)	(188,031)	(193,244)	(97,524)	(12,789)	112,785

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report.

This Annual Report on Form 10-K and the documents incorporated by reference into this report contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this Annual Report on Form 10-K and the documents incorporated by reference into this report regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance, or our ability to earn a profit from sales or licenses of any drug candidate are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

- Our ability to outsource activities critical to the advancement of our product candidates and manage those companies to whom such activities are outsourced;

- our ability to secure additional funds;

- the successful continuation of our strategic collaborations, our and our collaborators' ability to successfully complete clinical trials, commercialize products and receive required regulatory approvals and the length, time and cost of obtaining such regulatory approvals;

- competitive factors;

- our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;

- the ability of our contract manufacturers to successfully produce adequate supplies of our product candidates and drug delivery devices to meet clinical trial and commercial launch requirements for us;

- changes in our relationships with our collaborators;

- variability of our royalty, license and other revenues;

- our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;

- the demand for securities of pharmaceutical and biotechnology companies in general and our common stock in particular;

- uncertainty regarding our patents and patent rights;

- compliance with current or prospective governmental regulation;

- technological change; and

- general economic and market conditions.

You should also consider carefully the statements set forth in Item 1A of this Annual Report entitled "Risk Factors" which addresses these and additional factors that could cause results or events to differ materially from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements.

Overview

We are a biopharmaceutical company engaged in the development of specialty therapeutics to treat gastrointestinal and endocrine disorders with high unmet medical need. Our lead clinical programs involve two proprietary proteins to restore or replace biological function, GATTEX™ (teduglutide) and NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection). GATTEX is an analog of GLP-2, a protein involved in the regeneration and repair of the intestinal lining, and is in Phase 3 clinical development for intestinal failure associated with short bowel syndrome (SBS). SBS affects patients who have had 50% or more of their small intestine removed. Given GATTEX's activity in promoting gastrointestinal repair, we are also evaluating its role in treating other gastrointestinal conditions associated with intestinal failure, specifically gastrointestinal mucositis, necrotizing enterocolitis, and Crohn's disease. NPSP558 is in Phase 2 clinical testing as a hormone therapy for hypoparathyroidism, a disorder that decreases blood calcium due to an insufficiency of parathyroid hormone. We have historically developed NPSP558 for osteoporosis under the brand name PREOS®. In addition to our proprietary clinical portfolio, we have a number of royalty-based clinical and commercial stage programs.

In 2007, we restructured our operations and implemented a new business strategy to focus our resources on developing GATTEX and NPSP558 for specialty indications with high unmet medical need. Previously, our strategic priority was to obtain U.S. regulatory approval of NPSP558 for the treatment of osteoporosis under the brand name PREOS. While we continue to believe that the U.S. osteoporosis market remains a viable commercial opportunity for this compound, after a detailed review, we determined that it was in the best interest of our business to focus our resources on specialty opportunities with high unmet medical need within our pipeline and pursue osteoporosis only on a partnered, rather than proprietary basis.

During 2007, we took the following actions to support our business plan of developing specialty therapeutics to treat GI and endocrine disorders with high unmet medical need:

- Refocused our resources and implemented a clinical development strategy for GATTEX and NPSP558 for specialty indications with high unmet medical need

- Substantially reduced annual operating expenses and cash utilization, which included consolidating our operations into one facility in Bedminster, NJ

- Raised more than $275.0 million in capital through new financings and the monetization of assets that were no longer strategically aligned

- Retired more than $191.0 million in convertible debt due in 2008

- Completed a Phase 3 clinical study of GATTEX for the treatment of SBS

- Secured an ex-North America partnership for GATTEX with Nycomed

- Enhanced our leadership team with several key appointments

We have incurred cumulative losses from inception through December 31, 2007 of approximately $869.5 million. We expect to continue to incur significant operating losses over at least the next several years as we continue our current and anticipated development projects. Activities that will increase our future operating losses include activities

to obtain FDA approval to market GATTEX and NPSP558 in the U.S.; current and future clinical trials with GATTEX and NPSP558; and clinical and commercial manufacturing for GATTEX and NPSP558 in the U.S.

Royalty-based Products

Our royalty-based products consist of one product that has been granted marketing approval in the United States, Europe and Japan and another product that has been granted marketing approval in Europe. Amgen is marketing Cinacalcet HCl in the U.S. as Sensipar® and in the European Union as Mimpara® for the treatment of secondary hyperparathyroidism in chronic kidney disease patients on dialysis and for the treatment of elevated calcium levels in patients with parathyroid carcinoma. In October 2007, our partner Kirin received approval from the Japanese Pharmaceuticals and Medical Devices Agency to market cinacalcet HCl in Japan for the treatment of patients with secondary hyperparathyroidism during maintenance dialysis. Kirin began commercializing cinacalcet HCl in Japan under the trade name REGPARA in the first quarter of 2008.

Nycomed is marketing PREOTACT in Europe for the treatment of postmenopausal women with osteoporosis at high risk for fracture. To date, Nycomed has launched PREOTACT in 12 markets, including Denmark, Germany, the United Kingdom, Italy, Spain, Greece, Netherlands and Austria.

Research and Development Projects

Our most advanced proprietary research and development projects involve GATTEX and NPSP558. We also have other royalty-based product candidates including Ronacaleret (751689), a Phase 2 calcilytic compound that is being developed by our licensee, GlaxoSmithKline, for osteoporosis.

Proprietary Product Candidates

GATTEX. GATTEX is our brand name for glucagon-like peptide 2, a naturally occurring hormone that regulates proliferation of the cells lining the small intestine. We are independently investigating GATTEX as a potential treatment for SBS, and other GI indications, including gastrointestinal mucositis, necrotizing enterocolitis, and Crohn's disease.

In October 2007, we reported top-line results from a Phase 3 clinical study of GATTEX in adult patients with SBS. As discussed elsewhere in this report, including in Item 1 of this report entitled "Business", on the basis of our communication with the FDA concerning the results from this study, we intend to commence a second Phase 3 confirmatory study with GATTEX. We are finalizing a protocol for this study to address the FDA's comments and will incorporate the results from a Phase 3-extension study into this confirmatory study.

In September 2007, we signed a license agreement with Nycomed in which we granted Nycomed the right to develop and commercialize GATTEX outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. We received $35.0 million in up-front fees under the agreement. Nycomed paid us $10.0 million upon signing the license agreement and paid us an additional $25.0 million in up-front license fees after reviewing the GATTEX Phase 3 top-line clinical results released in the fourth quarter of 2007. Under the terms of the agreement, we have the potential to earn up to $190.0 million in development and sales milestone payments plus royalties on product sales. We are responsible to complete the on-going Phase 3 GATTEX clinical trials in SBS and Nycomed may elect to share future development costs 50:50 with us to advance and broaden the indications for GATTEX. Under a previously existing licensing agreement with a third party, we were required to pay $6.6 million to the licensor and will be required to make future payments based on GATTEX royalties and milestones earned. This $6.6 million fee has been deferred and is being amortized over the estimated performance period. Due to our continuing involvement, we are recognizing revenue over the estimated performance period and for the year ended December 31, 2007, we recognized $7.3 million in license fee revenue. The balance of the up-front license fee has been deferred at December 31, 2007 and is estimated to be recognized as revenue in 2008. We did not recognize any research and licensing revenue in 2006 and 2005.

During the years ended December 31, 2007, 2006 and 2005, we incurred expenses of $19.6 million, $15.5 million and $28.8 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical supplies of GATTEX. We have incurred costs of approximately $130.5 million since we assumed development obligations of this product candidate under our acquisition of Allelix Biopharmaceuticals Inc., or Allelix, in December 1999.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

39

The goal of our GATTEX development program is to obtain marketing approval from the FDA and assist Nycomed in obtaining marketing approvals from analogous international agencies. We will consider the project substantially complete if such marketing approvals are obtained even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Before the requisite marketing approvals can be obtained, pivotal clinical trials must be completed with satisfactory results and marketing approvals must be submitted to applicable regulatory agencies. We are unable to estimate the costs to completion or the completion date for the GATTEX program because of the on-going work resulting from the results of our pivotal Phase 3 trial in adults with SBS, the early stage of the clinical trials for other indications such as gastrointestinal mucositis, necrotizing enterocolitis, and Crohn's disease, the risks associated with the clinical trial process, including the risks that patient enrollment in the clinical trials may be slow, that we may repeat, revise or expand the scope of future trials or conduct additional clinical trials not presently planned to secure marketing approvals, and the additional risks identified herein. We cannot predict when material cash inflows from our GATTEX program will commence, if ever, because of the many risks and uncertainties relating to the results of our Phase 3 clinical trial with SBS patients, completion of clinical trials, receipt of marketing approval from the applicable regulatory agency, acceptance in the marketplace, and the availability of sufficient funds to complete development of the product. To date, we have not received any revenues from product sales of GATTEX. The risks and uncertainties associated with completing the development of GATTEX on schedule, or at all, include but are not limited to the following:

- GATTEX may not be shown to be safe and efficacious in the pivotal and on-going clinical trials;

- We may be unable to obtain regulatory approval of the drug on a timely basis, or at all;

- We may be unable to secure adequate clinical and commercial supplies of GATTEX in order to complete preclinical studies, clinical trials and initiate commercial launch upon approval; and

- We may not have adequate funds to complete the development of GATTEX.

A failure to obtain marketing approval for GATTEX or to timely complete development and obtain regulatory approval would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from GATTEX, which would increase the likelihood that we would need to obtain additional financing for our other development efforts;

- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all; and

- Our profitability would be delayed and our business and stock price may be aversely affected.

NPSP558. NPSP558 is our proprietary recombinant, full length (1-84), human parathyroid hormone that we are developing as a potential treatment for hypoparathyroidism.

In September 2007, the FDA granted orphan drug status for NPSP558 as a treatment for hypoparathyroidism. Also, in 2007, we continued supporting an investigator initiated study to explore the use of NPSP558 as a hormone therapy to treat hypoparathyroidism. We also plan to initiate a pivotal registration study to demonstrate the safety and efficacy of NPSP558 as a potential therapy to treat hypoparathyroidism. The study preparation has started and we expect top-line results by the second half of 2010.

In July 2007, we entered into a new license agreement with Nycomed, under which we granted to Nycomed the right to commercialize PREOTACT in all non-U.S. territories, excluding Japan and Israel. Nycomed's licensed rights in Canada and Mexico will revert back to us or our U.S. licensee for commercialization, if and when NPSP558 receives regulatory approval in the U.S. The 2007 license agreement contains milestone and royalty payment obligations which are similar to those under our 2004 license agreement with Nycomed. Nycomed is required to pay us royalties on sales of PREOTACT only in the European Union, the Commonwealth of Independent States and Turkey. The 2007 license agreement provides for the assumption by Nycomed of our manufacturing and supply obligations and patent prosecution and maintenance obligations under the 2004 license agreement. As part of the manufacturing and supply transfer, Nycomed paid us $11.0 million for a significant portion of our existing bulk drug inventory. Also, in July 2007, we entered into an agreement with DRI Capital, or DRI, pursuant to which we sold to DRI our right to receive future royalty payments arising from sales of PREOTACT under our license agreement with Nycomed.

Although we are pursuing NPSP558 only for hypoparathyroidism at this time, our historical development efforts have focused on developing this compound for osteoporosis using the brand name PREOS®. The expenditures described as part of our results of operations and financial condition relate primarily to expense incurred for the osteoporosis indication. As noted above, we have determined that we will pursue NPSP558 for osteoporosis only on a

partnered basis. During the years ended December 31, 2007, 2006 and 2005 we incurred $5.4 million, $14.3 million and $54.4 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical and commercial supplies of NPSP558. We have incurred costs of approximately $347.1 million since we assumed development obligations for this product candidate under our acquisition of Allelix in December 1999.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

The goal of our NPSP558 development program is to obtain marketing approval from the FDA and assist Nycomed in obtaining marketing approval from analogous international agencies. We will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Because of the on-going work with respect to the NPSP558 program, the FDA review process, the risks associated with the drug approval process, including the risk that we may have to repeat, revise or expand the scope of clinical trials or conduct additional clinical trials not presently planned to secure marketing approvals and the initiation of commercial manufacturing activities, and the additional risks identified herein, we are unable to estimate the costs to completion or the completion date for the NPSP558 program. Material cash inflows relating to our NPSP558 development program will not commence until after marketing approvals are obtained, and then only if NPSP558 finds acceptance in the marketplace. Because of the many risks and uncertainties relating to the receipt of marketing approval from the applicable regulatory agencies and acceptance in the marketplace and the availability of sufficient funds to complete development of the product, we cannot predict when material cash inflows from our NPSP558 program will commence, if ever.

The risks and uncertainties associated with completing the development of NSP558 on a timely basis, or at all, and successfully commercializing NSP558include but are not limited to the following:

- We may be unable to obtain regulatory approval of the drug on a timely basis or at all;

- We may be unable to secure adequate commercial supplies of NSP558 and the injection delivery device in order to initiate commercial launch when and if NSP558 is approved; and

- We may not have adequate funds to complete the development and prepare for the commercial launch of NSP558 when and if approved.

A failure to obtain marketing approval for NSP558, secure adequate commercial supplies of NSP558, or secure adequate funds to complete development and prepare for commercial launch would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from NSP558, which would increase the likelihood that we would need to obtain additional financing for our other development efforts;

- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all; and

- Our profitability would be delayed and our business and stock price may be adversely affected.

Royalty-based Product Candidates

Ronacalaret (751689). Our partner GlaxoSmithKline is pursuing a treatment for osteoporosis that focuses on the development of an orally administered drug, Ronacalaret (751689) which is a calcilytic compound. Calcilytic compounds are small molecule antagonists of the calcium receptors that temporarily increase the secretion of the body's own parathyroid hormone, which may result in the formulation of new bone. In animal studies, we determined that intermittent increases in circulating levels of parathyroid hormone can be obtained through use of calcilytics.

In 1993, we collaborated with GlaxoSmithKline for research, development and commercialization of calcium receptor active compounds from treatment of osteoporosis and other bone metabolism disorders. We are not expending any significant resources in the program. In May 2007, GlaxoSmithKline initiated a Phase 2 dose-range finding study with a compound identified under the collaboration in post-menopausal women with osteoporosis.

GlaxoSmithKline has paid us a total of $38.7 million for license fees, research support, milestone payments and equity purchases as part of our collaboration. We will receive additional payments of up to an aggregate of $32.0 million, which includes additional milestones under the December 2006 amendment noted below, if certain clinical milestones are achieved. We will also receive royalties on sales of any commercialized products based on compounds identified in the collaboration. In addition to the milestone and royalty payments, we have a limited right to co-promote any products that are developed through our collaboration and to receive co-promotion revenue, if any.

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In December 2006 we entered into an amendment to our agreement with GlaxoSmithKline under which we provided GlaxoSmithKline rights to additional compounds discovered by us. In connection with such amendment GlaxoSmithKline paid us a one time licensing fee of $3.0 million and agreed to pay us additional milestones payments for the achievement of certain clinical milestones with such compounds as well as royalties on sales of such compounds should GlaxoSmithKline commercialize any of such compounds.

Glycine Reuptake Inhibitors. We collaborated with Janssen on glycine reuptake inhibitors to identify prospective drug candidates for schizophrenia and dementia. Janssen has now assumed full responsibility for the development of product candidates identified under the collaboration. We are not expending any significant resources in the program. Janssen has informed us that they plan to seek a third party to share in the future development costs and risks of the program. Janssen has informed us that they plan to seek a third party to share in the future development costs and risks of the program. In the event Janssen enters into a collaborative agreement with a third party or sublicenses the program, we will continue to be eligible to receive additional milestone payments of up to $20.5 million from Janssen or a licensee, if certain milestones are met and royalties on sales of any drugs developed or sold by Janssen or a licensee under this collaboration agreement.

Results of Operations

The following table summarizes selected operating statement data for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands):

	2007		2006		2005	
Revenues:						
Product Sales	$ 20,310		$ 2,662		$ -	
Royalties	49,626		32,078		12,533	
Milestones and license fees	16,312		13,762		292	
Total Revenues	$ 86,248		$ 48,502		$ 12,825	
Operating expenses:						
Cost of good sold	$ 6,180		$ 1,413		$ -	
% of product sales	30	%	53	%	-	%
Cost of royalties	$ 4,659		$ 2,980		$ 1,144	
% of royalties	9	%	9	%	9	%
Cost of license fees	$ 1,547		$ -	$	-	
% of milestones and license fees	9	%	-	%	-	%
Research and development	$ 38,723		$ 68,411		$ 117,445	
% of revenues	45	%	141	%	916	%
Selling, general and administrative	$ 26,998		$ 52,177		$ 48,635	
% of revenues	31	%	108	%	379	%
Restructuring charges	$ 13,386		$ 8,179		$ -	
Gain on sale of assets held for sale	$ (1,826)		$ -	$	-	
Gain on sale of fixed assets	$ (6,384)		$ -	$	-	
Gain on sale of assets held for sale	$ (30,000)		$ -	$	-	
Write-down of long-lived assets	$ -		$ 8,297	$	-	

Years ended December 31, 2007 and 2006

Revenues. Substantially all our revenues relate to license fees, milestone payments, product sales and royalty payments from our licensees and collaborators. These revenues fluctuate from year to year. Our revenues were $86.2 million in 2007 compared to $48.5 million in 2006. We recognized revenue under our research and license agreements as follows:

- Under our agreement with Amgen for Sensipar® in the U.S. and Mimpara® in Europe (cinacalcet HCl), we recognized revenue of $46.4 million in 2007 and $31.9 million in 2006;

- Under our agreement with Nycomed for PREOTACT® (parathyroid hormone [rDNA origin] for injection), we recognized revenue of $30.1 million in 2007 and $3.1 million in 2006;

- Under our agreement with Nycomed for GATTEX™ (teduglutide, recombinant GLP-2)), we recognized revenue of $7.3 million in 2007 and zero in 2006;

- Under our agreement with Ortho-McNeil, we recognized revenue of zero in 2007 and $8.0 million in 2006;

- Under our agreement with Kirin, we recognized revenue of $2.0 million in 2007 and $2.0 million in 2006; and

- Under our agreement with GSK, we recognized revenue of zero in 2007 and $3.0 million in 2006.

The increase in royalty revenue earned from Amgen is due to sales growth of Sensipar. Amgen pays Sensipar royalties directly to a wholly owned subsidiary of NPS and the royalties secure non-recourse debt that we issued in August 2007 and December 2004.

For the year ended December 31, 2007, our revenues related to our agreement with Nycomed for PREOTACT were comprised of (i) $20.3 million in sales of bulk product and finished inventory; (ii) $6.5 million in milestone revenue; and (iii) $3.3 million in royalty revenue. For the year ended December 31, 2006, our revenues related to our agreement with Nycomed for PREOTACT were comprised of (i) $2.7 million in sales of bulk product inventory; (ii) $0.3 million in milestone revenue; and (iii) $0.1 million in royalty revenue. In April 2006, the European Medicines Agency or EMEA approved PREOTACT for the treatment of postmenopausal women with osteoporosis at high risk for fractures. In July 2007, we sold our right to receive certain future royalty payments from Nycomed's sale of Preotact in Europe to DRI Capital (previously Drug Royalty Corporation).

For the year ended December 31, 2007, we recognized $7.3 million in license fee revenue under our agreement with Nycomed for GATTEX. In September 2007, we entered into an agreement with Nycomed for the rights to develop and commercialize GATTEX in territories outside of North America for gastrointestinal disorders. In connection with this agreement, we received a $35.0 million up-front license fee under the Nycomed agreement but only recognized $7.3 million in revenue due to our continuing involvement under the agreement we are recognizing revenue over the estimated performance period and for the year ended December 31, 2007, we recognized $7.3 million in license fee revenue. The balance of the up-front license fee has been deferred at December 31, 2007 and is estimated to be recognized as revenue in 2008.

During each of the years ended December 31, 2007 and 2006 we recognized milestone revenue of $2.0 million and $2.0 million, respectively, from Kirin Pharma. The Japanese Pharmaceuticals and Medical Devices Agency's approval of Regpara in 2007 and Kirin's filing of a new drug application in 2006 triggered the milestone payments. We are entitled to royalties on Kirin's future sales of Regpara.

We recognized an up-front license fee from Ortho-McNeil of $8.0 million for a commitment not to sue for patent infringement and we recognized an up-front license free from GSK of $3.0 million for the addition of certain compounds to the collaboration during the year ended December 31, 2006.

See "Liquidity and Capital Resources" below for further discussion of payments that we may earn in the future under these agreements.

Cost of Goods Sold. Our cost of goods sold consists of the cost of inventory, subsequent to the April 2006 approval of PREOTACT® in the EU, for product sales to Nycomed. Prior to the approval of PREOTACT in the EU, we expensed the costs associated with inventory as research and development expense, which created an initial First In First Out (FIFO) inventory layer with a carrying value of zero. We recorded cost of goods sold of $6.2 million and $1.4 million, respectively, during the years ended December 31, 2007 and 2006. The increase in cost of goods sold is due to increased sales to Nycomed and the previous utilization of zero-costed inventory layers. As of December 31, 2007, we have consumed all of our zero-costed inventory.

Cost of Royalties. Our cost of royalties consists of royalties owed under our agreement with the Brigham and Women's Hospital on sales of cinacalcet HCl. We recorded cost of royalties of $4.7 million and $3.0 million, respectively, during the years ended December 31, 2007 and 2006. The increase in cost of royalties is due to increased sales of cinacalcet HCl by Amgen.

Cost of License Fees. Our cost of license fees relate to fees and royalties owed to a third party upon the licensing of GATTEX to Nycomed in September 2007. We recorded cost of license fees of $1.5 million during the year ended December 31, 2007. Under the third party licensing agreement, we made a cash payment of $6.6 million related to the Nycomed GATTEX agreement. The balance of the license fee payment cost has been deferred at December 31, 2007 and is estimated to be recognized as expense in 2008.

Research and Development. Our research and development expenses are primarily comprised of personnel-related costs for our employees who are dedicated to development activities, and from the fees paid and costs reimbursed to outside professionals to conduct research, pre-clinical and clinical trials, and to manufacture drug compounds and related supplies prior to FDA approval. Historically, our research and development expenses also included costs for our employees who performed research activities. However, substantially all of our internal research functions were eliminated in connection with our restructuring initiatives. During 2007, we restructured our business to focus our clinical development on specialty indications with high unmet medical need. As a result of this restructuring, our research and development expenses decreased to $38.7 million for the year ended December 31, 2007 from $68.4 million for the year ended December 31, 2006. The reduction in research and development expenses primarily related to (i) a $22.0 million decrease in personnel-related costs primarily due to the 2007 and 2006 restructurings; (ii) a $3.9 million decrease in facilities costs due to the consolidation of our facilities to New Jersey, and (iii) a $3.7 million decline in expenses due to the discontinuation of research and other development activities that are no longer strategically aligned with our current business model; and (iv) other overall decreases in overhead. The declines in 2007 research and development expenses were partially offset by a $4.1 million increase in costs associated with advancing our clinical program for GATTEX for short bowel syndrome.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of the costs of our management and administrative staff, business insurance, property taxes, professional fees, legal fees and product planning activities, including the cost of our sales force through June 2006. Our selling, general and administrative expenses decreased to $27.0 million for the year ended December 31, 2007 from $52.2 million in 2006. The decrease in selling, general and administrative expenses was primarily due to (i) a $14.0 million decrease in personnel and related costs; (ii) a $9.9 million decline in costs due to the discontinuation of commercial activities associated with PREOS and the 2006 termination of our co-promotional activities for Kineret® and Restasis®; and (iii) $1.0 million decrease in other overall decreases in selling, general and administrative overhead, including facility costs, information technology and depreciation. The declines in selling, general and administrative expenses were attributable to the restructuring of our business during 2007.

Restructuring Charges. Our restructuring charges relate to our initiatives to restructure operations as announced on March 14, 2007 and June 12, 2006. In connection with our restructuring initiatives, we reduced our worldwide workforce, including employees and contractors, eliminated all commercial sales and related field-based activities, terminated certain collaboration agreements, and closed and sold facilities located outside of New Jersey. The reductions in workforce involved all functional disciplines, including selling, general and administrative employees as well as research and development personnel. Restructuring charges for the years ended December 31, 2007 and 2006 were $13.4 million and $8.2 million, respectively. Restructuring charges were primarily comprised of employee termination benefits.

Gain on Sale of Assets Held for Sale. Our gain on sale of assets held for sale of $1.8 million in 2007 relates to the sale of our laboratory and administrative office building, including equipment, located in Mississauga,Canada.

Gain on Sale of Fixed Assets. Our gain on sale of fixed assets of $6.4 million in 2007 relates primarily to the sale of our laboratory and administrative office building, including equipment, located in Salt Lake City, Utah in July 2007, and the sale of our leasehold improvements and equipment at a laboratory facility in Toronto, Canada in August 2007.

Gain on Sale of Assets. During the year ended December 31, 2007, in connection with the restructuring of our business, we recorded a gain of $30.0 million related to the sale of our interests in our metabotropic glutamate receptors or mGluRs, program to AstraZeneca, or AZ.

Write-down of Long-Lived Assets. In connection with our decision to close our facilities in Salt Lake City, Utah and Toronto, Canada, we determined that the fair value of the property and equipment located in Toronto was less than its carrying value at December 31, 2006. Accordingly, during the year ended December 31, 2006, we recorded an $8.3 million write-down of the assets. We had no write-down during the year ended December 31, 2007.

Total Other Expense, Net. Our total other expense, net, increased to $32.8 million for the year ended December 31, 2007 from $19.7 million for the prior year. The increase in total other expense, net, is due primarily to a $8.7 million increase in interest expense, under the effective interest method, on debt agreements entered into in 2007 (including the class B notes ($6.6 million increase), the 5.75% convertible notes ($1.2 million increase) and, DRI Capital's purchase of our PREOTACT royalty, accounted for as debt, ($4.1 million). The increase was also attributable to a $4.1 million other than temporary impairment charge related to certain ARS, a $970,000 loss on the extinguishment of lease financing obligations related to termination of the Salt Lake City building and $815,000 loss on foreign currency transactions. The increase was partially offset by a reduction in interest expense from our repayment of

substantially all of our 3% convertible notes during the fourth quarter of 2007 ($1.5 million decrease), a reduction in interest expense on the class A notes due to a $19.3 million principal payment in April 2007 ($666,000 decrease), increased interest income of $398,000 and a gain of $1.3 million on the extinguishment of our 3% convertible notes.

Income Taxes. Our income tax expense was $854,000 in 2007 related to United States Federal alternative minimum tax compared to zero in 2006.

As of December 31, 2007, we had a United States federal and state income tax net operating loss carryforward of approximately $223.3 million and $384.4 million, respectively, and a United States federal income tax research credit carryforward of approximately $7.0 million. We also had a Canadian federal and provincial income tax net operating loss carryforward of approximately $646.3 million and $664.4 million, respectively, a Canadian research pool carryforward of approximately $218.6 million and a Canadian investment tax credit carryforward of approximately $21.3 million. Our ability to utilize the United States operating loss and credit carryforwards against future taxable income will be subject to annual limitations in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986.

Years ended December 31, 2006 and 2005

Revenues. Our revenues were $48.5 million in 2006 compared to $12.8 million in 2005. We recognized revenue under our research and license agreements as follows:

- Under our agreement with Amgen, we recognized revenue of $31.9 million in 2006 and $12.5 million in 2005;
- Under our agreement with Kirin, we recognized revenue of $2.0 million in 2006 and no revenue in 2005;
- Under our agreement with Nycomed, we recognized revenue of $3.1 million in 2006 and $234,000 in 2005;
- Under our agreement with Ortho-McNeil, we recognized revenue of $8.0 million in 2006 and no revenue in 2005; and
- Under our agreement with GSK, we recognized revenue of $3.0 million in 2006 and no revenue in 2005.

The increase in royalty revenue earned from Amgen is due to an increase in sales of cinacalcet HCl since launching in March 2004 and due to an increase in the royalty rates earned on sales of cinacalcet HCl due to Amgen's achievement of certain cumulative annual sales thresholds. Additionally, during 2006 we recognized milestone revenue of $2.0 million from Kirin for the filing of a new drug application with the Japanese Pharmaceuticals and Medical Devices Agency in February 2006 for cinacalcet HCl; we recognized PREOTACT product sales revenue of $2.7 million, royalty revenue of $96,000 and milestone revenue of $360,000 from Nycomed; we recognized an up-front fee from Ortho-McNeil of $8.0 million for commitment not to sue for patent infringement; and we recognized an up-front license fee from GSK of $3.0 million for the addition of certain compounds to the collaboration.

See "Liquidity and Capital Resources" below for further discussion of payments that we may earn in the future under these agreements.

Cost of Goods Sold. We recorded cost of goods sold of $1.4 million and zero, respectively, during 2006 and 2005. The increase in cost of goods sold is due to increased sales to Nycomed and the previous utilization of zero-costed inventory layers.

Cost of Royalties. We recorded cost of royalties of $3.0 million and $1.1 million, respectively, during 2006 and 2005. The increase in cost of royalties is due to increased sales of cinacalcet HCl by Amgen.

Research and Development. Our research and development expenses are primarily comprised of personnel-related costs for our employees who are dedicated to development activities, and from the fees paid and costs reimbursed to outside professionals to conduct research, preclinical and clinical trials, and to manufacture drug compounds and related supplies prior to FDA approval. Our research and development expenses decreased to $68.4 million in 2006 from $117.4 million in 2005. Research and development expenses decreased from 2005 to 2006 principally due to a $29.8 million decrease in the costs associated with the manufacture of clinical and commercial supplies of PREOS and GATTEX, a $21.1 million decrease in the costs of advancing our PREOS clinical program, a $6.9 million decrease in the development costs of advancing our central nervous system programs and a $4.5 million decrease in the development costs of advancing our GATTEX clinical program, offset by a $7.8 million increase in compensation cost related to share-based compensation resulting from the adoption of SFAS No. 123R, including a charge of $1.0 million for accelerated vesting of stock options under severance agreements and a $2.0 million increase for a licensing fee associated with intellectual property rights acquired.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of the costs of our management and administrative staff, business insurance, property taxes, professional fees, legal fees and product planning activities, including the cost of our sales force through June 2006. Our selling, general and administrative expenses increased to $52.2 million in 2006 from $48.6 million in 2005. The increase in selling, general and administrative expenses from 2005 to 2006 is due primarily to a $5.4 million increase in compensation cost related to share-based compensation resulting from the adoption of SFAS No. 123R, including a charge of $1.3 million for accelerated vesting of stock options under severance agreements, a charge of $1.7 million in compensation expense due to severance agreements and a $1.0 million increase in other selling, general and administrative costs, offset by a $4.3 million decrease in market research, educational and commercial activities, including personnel costs, associated with PREOS and our promotional activities around Kineret and Restasis.

Write-Down of Long-Lived Assets. Our write-down of long-lived assets relates to our impairment testing of fixed assets located in Toronto, Canada. We evaluated alternative courses of actions that were finalized with the decision in 2007 that our Salt Lake City, Utah and Toronto, Canada sites would be closed. As a result, we determined that the fair value of the property and equipment located at Toronto, Canada was less than the carrying value, resulting in a $8.3 million write-down of the assets during 2006. We had no write-down during the year ended December 31, 2005.

Restructuring Charges. Our restructuring charges relate to our initiative to restructure operations which was announced on June 12, 2006, referred to as our 2006 Restructuring Plan. Under the 2006 Restructuring Plan, we reduced our worldwide workforce, including employees and contractors, by approximately 250 positions, eliminated all commercial sales and related field based activities, terminated our agreement with Allergan Inc. to promote Restasis Ophthalmic Emulsion to rheumatologists and closed and planned to sell our technical operations facility in Mississauga, Ontario, Canada. The reduction in workforce involved all functional disciplines including selling, general and administrative employees as well as research and development personnel. The charge related to the 2006 Restructuring Plan during 2006 was $8.2 million and was comprised primarily of severance related expenses.

Total Other Expense, Net. Our total other expense, net, increased from $15.4 million in 2005 to $19.7 million in 2006. The increase in total other expense, net, from 2005 to 2006 is due primarily to a $3.9 million increase in interest expense related to increasing our estimate of the effective interest rate on our Class A Notes for the cash sweep premium, a $734,000 decrease in foreign currency transaction gain, offset by a $500,000 increase in interest income due to higher yields in 2006.

Income Taxes. Our income tax expense (benefit) was zero in 2006 compared to income tax benefit of $55,000 in 2005. The income tax benefit recorded in 2005 relates to our estimates of refundable tax credits from the Canadian province of Quebec for research and development activities performed.

Liquidity and Capital Resources

The following table summarizes selected financial data (amounts in the thousands):

	December 31, 2007		December 31, 2006
Cash, cash equivalents, and current marketable securities	$	133,331	$	146,152
Total assets		231,757		224,740
Current debt		24,992		19,044
Non-current debt		336,449		365,533
Stockholders' deficit	$	(188,031)	$	(193,244)

We require cash to fund our operating expenses, to make capital expenditures, acquisitions and investments and to service our debt. We have financed operations since inception primarily through payments received under collaborative research and license agreements, the private and public issuance and sale of equity securities, and the issuance and sale of secured debt, convertible debt and lease financing. Through December 31, 2007, we have recognized $247.4 million of cumulative revenues from payments for research support, license fees, product sales, milestone and royalty payments, $563.0 million from the sale of equity securities for cash and $561.4 million from the sale of secured debt and convertible debt for cash.

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Our principal sources of liquidity are cash, cash equivalents, and current marketable investment securities, which totaled $108.4 million at December 31, 2007. The primary objectives for our marketable investment security portfolio are liquidity and safety of principal. Investments are intended to achieve the highest rate of return to us, consistent with these two objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Our investment portfolio includes investments in certain auction rate securities or ARS. ARS are variable interest rate securities tied to short-term interest rates with nominal long-term maturities. ARS have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28, 35, or 49 days. With the liquidity issues experienced in global credit and capital markets, our ARS portfolio has recently experienced multiple unsuccessful auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. Given the unsuccessful auctions, our ARS are illiquid until there is a successful auction for them and therefore, we have classified ARS marketable securities (except Sold ARS – see below) to non-current assets as of December 31, 2007.

The estimated value of our ARS holdings at December 31, 2007, was $53.3 million, which reflects $2.4 million less than our carrying value of $55.7 million. In establishing the estimated market value of our ARS, we have used the market value determined by our investment advisors. The market values were determined using a proprietary valuation model using the quality of the underlying securities or assets securing the ARS investments, the market values of comparable securities, the quality of credit enhancement (if any) applicable to the specific security, estimated time to maturity or unwinding of the arrangement, an analysis of the terms of the indentures and other factors depending on the individual ARS.

In March 2008, we agreed to sell certain of our ARS investments or the Sold ARS, to one of our investment advisors for $26.0 million. The market value as of December 31, 2007 and the principal value of the Sold ARS were $24.9 million and $30.1 million, respectively. For the year ended December 31, 2007, we recognized an other-than-temporary loss of $4.1 million on the Sold ARS in the Consolidated Statement of Operations and $1.1 million is recorded as an unrealized loss in the Accumulated Other Comprehensive Loss section of the Consolidated Balance Sheet at December 31, 2007 on the Sold ARS. Excluding the Sold ARS, we believe that the decrease in market value on our ARS is temporary in nature due to the underlying assets securing the ARS, the AAA rating by Standard & Poors as of December 31, 2007 and February 29, 2008, our belief that historical liquidity will return to the global credit and capital markets, and our intent and ability to hold to recovery. None of the ARS are backed by sub-prime mortgages. Accordingly, a $1.3 million unrealized loss was recorded at December 31, 2007 in Accumulated Other Comprehensive loss section of the Balance Sheet related to the ARS, excluding the Sold ARS. The market value of these ARS, excluding the Sold ARS were estimated to be $28.4 million at December 31, 2007 and $26.4 million at February 29, 2008.

If uncertainties in the credit and capital markets continue, these markets deteriorate further or if we experience ratings downgrades on any investments in our portfolio, including on ARS, the market value of our investment portfolio may decline further, which we may determine is an other-than-temporary impairment. This would result in a realized loss and would negatively affect our financial position, results of operations and liquidity.

We believe that based on our current cash, cash equivalents and marketable securities balances at December 31, 2007, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, cash flow, financial flexibility or ability to fund our operations in 2008.

In August 2007, we repurchased and retired $20.2 million of our 3% Convertible Notes for $19.5 million plus accrued interest. Additionally, in October 2007, we closed a tender offer in which $171.2 million in 3% Convertible Notes were tendered to us for $169.1 million plus accrued interest. After acquiring these 3% Convertible Notes, we retired them in October 2007. As of December 31, 2007, $598,000 in 3% Convertible Notes remain outstanding. We plan to purchase and retire the remaining notes when they mature in June 2008.

In October 2007, we entered into an Asset Purchase Agreement with AZ in which we agreed to sell our rights, including intellectual property, in drugs targeting mGluRs to AZ for $30.0 million. Additionally, NPS and AZ agreed to terminate the collaborative research and development agreement related to drugs targeting mGluRs that was entered into in 2001. As a result of this termination, we are no longer required to provide research FTE support or pay for an equal share of external discovery costs, including patent related costs.

In September 2007, we signed a license agreement with Nycomed in which we granted Nycomed the right to develop and commercialize GATTEX outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. We received $35.0 million in up-front fees under the agreement, of which $7.3 million was

recognized as licensing revenue during the year ended December 31, 2007. Under the terms of the agreement, we have the potential to earn up to $190.0 million in development and sales milestone payments and additional royalties on product sales. Under the terms of the agreement, we are responsible to complete the first pivotal Phase 3 GATTEX clinical trial to support the registration of GATTEX for SBS in the US and Nycomed may elect to share our future joint development costs 50:50 to advance and broaden the indications for GATTEX. Additionally, under a previously existing licensing agreement with a third party, we made a $6.6 million payment to the licensor and will be required to make future payments based on GATTEX royalties and milestones earned, as a result of the $35.0 million license fee we received from Nycomed in 2007.

In August 2007, we completed a private placement of $50.0 million of our 5.75% Convertible Notes, or 5.75% Notes, due August 7, 2014. Interest on the 5.75% Notes is payable quarterly in arrears on the first day of the succeeding calendar quarter commencing January 1, 2008. The holders may convert all or a portion of the 5.75% Notes into common stock at any time, subject to certain milestones, on or before August 7, 2014. The 5.75% Notes are convertible into our common stock at a conversion rate equal to approximately $5.44 per share, subject to adjustment in certain events. On or after August 7, 2012, we may redeem any or all of the 5.75% Notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest to the day preceding the redemption date. The 5.75% Notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured indebtedness. Neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

In August 2007, our wholly owned subsidiary, Cinacalcet Royalty Sub LLC, closed a private placement of $100.0 million of its Pharmaceutical Royalty Monetization Asset^{SM} (PhaRMA^{SM}) Secured 15.5% Class B Notes due 2017, or Class B Notes. We received net proceeds from the issuance of the Class B Notes of approximately $97.0 million, after deducting costs associated with the offering. The Class B Notes are secured by certain royalty and related rights under our agreement with Amgen and are non-recourse to NPS Pharmaceuticals, Inc. The only source for interest payments and principal repayment of the Class B Notes is limited to royalty and milestone payments received from Amgen and only after the Class A Notes, as described in Note 10 to the consolidated financial statements in this report, are paid in full. Accrued interest on the Class B Notes was $6.2 million as of December 31, 2007. We incurred related debt issuance costs of $3.6 million, which were deferred and are being amortized using the "effective interest-rate" method. The effective interest rate on the Class B Notes, including debt issuance costs, is approximately 21.6%.

In July 2007, we entered into a Lease Termination Agreement with the Mars Discovery District, or MaRs, under which our operating lease for the office and laboratory space in Toronto, Canada was terminated. Pursuant to the Lease Termination Agreement, we sold our leasehold tenant improvements to a third party for $2.4 million. The termination of our operating lease and sale of our leasehold tenant improvements was part of our restructuring initiatives, which included a plan to close our Mississauga and Toronto facilities and discontinue all operations in Canada.

In July 2007, we entered into an Agreement for the Sale and Assignment of Rights with DRI Capital (previously Drug Royalty Corporation), pursuant to which we sold to DRI our right to receive future royalty payments arising from sales of PREOTACT under our license agreement with Nycomed. Under the agreement, DRI paid us an up-front purchase price of $50.0 million. An additional $25.0 million will be due to us in 2010 if certain PREOTACT sales thresholds are achieved. If and when DRI receives two and a half times the amount of principal advanced, the agreement will terminate and the remainder of the royalties, if any, will revert back to us.

In July 2007, we entered into a new License Agreement with Nycomed to allow Nycomed to commercialize PREOTACT in all non-U.S. territories, excluding Japan and Israel, and amend certain rights and obligations of NPS and Nycomed under the 2004 license agreement. The agreement provides for the assumption by Nycomed of our manufacturing and supply obligations to Nycomed and patent prosecution and maintenance obligations under the 2004 License Agreement. As part of the manufacturing and supply transfer, Nycomed paid us $11.0 million for a significant portion of our existing bulk drug inventory.

In July 2007, we sold our 93,000 square foot laboratory and office building, including certain laboratory and office equipment and furnishings, located in Salt Lake City, Utah for $21.0 million. The sale of this facility was part of our restructuring initiative which included a plan to close our Salt Lake City facility and to discontinue all Salt Lake City operations. We recorded a gain on the sale of these fixed assets of $3.3 million during the year ended December 31, 2007.

In June 2007, we closed on our Agreement of Purchase and Sale to sell our land and 85,795 square foot laboratory and office building located in Mississauga, Ontario, Canada for $4.4 million. The sale of this facility was also part of

our restructuring initiatives, which included a plan to discontinue all operations in Canada. We recorded a gain on the sale of these fixed assets of $1.8 million during the year ended December 31, 2007.

In March 2007, we announced that we were restructuring the company and decreased our employees from 196 to 35 as of December 31, 2007. In conjunction with the reduction in force we also closed our operations in Toronto, Canada and Salt Lake City, Utah. We believe the restructuring will enhance our ability to focus on our late stage product opportunities, including additional indications with our lead product candidates, preserve cash, allocate resources rapidly to different programs, and reallocate internal resources more effectively.

In May 2007, we repurchased from BioMed Realty, L.P. our 93,000 square foot laboratory and office building located in Salt Lake City, Utah, for $20.0 million which extinguished the balance of our related 15-year lease obligation. The repurchase of the laboratory and office building is considered an early extinguishment of debt and the amount paid to repurchase the building was in excess of the carrying value of the lease financing obligation. Accordingly, we recorded a loss of $1.0 million during the year ended December 31, 2007 on such extinguishment. As discussed above, in July 2007 we closed our transaction with the University of Utah and sold this building along with certain equipment and furnishings for $21.0 million.

In June 2006, as a result of the uncertainty with respect to the regulatory approval of PREOS by the FDA, we announced an initiative to restructure operations, referred to as our 2006 Restructuring Plan. The primary objective of the 2006 Restructuring Plan was to maximize shareholder value by significantly reducing cash burn, reprioritizing our development portfolio and leveraging our proprietary research and development assets. Under the 2006 Restructuring Plan, we reduced our worldwide workforce, including employees and contractors, by approximately 250 positions, eliminated all commercial sales and related field based activities, terminated our agreement with Allergan, Inc. to co-promote its proprietary drug, Restasis® Ophthalmic Emulsion to rheumatologists, and closed our technical operations facility in Mississauga, Ontario, Canada.

In December 2005, we completed a sale-leaseback transaction with BioMed Realty, L.P., a Maryland limited partnership, in which we agreed to sell our 93,000 square foot laboratory and office building located in Salt Lake City, Utah for $19.0 million and lease back the property under a 15-year lease with BMR—383 Colorow Drive LLC, a subsidiary of BioMed Realty. Net proceeds from the sale were $19.0 million after deducting miscellaneous closing expenses. As discussed above, we repurchased the building from BioMed Realty in May 2007 and in July 2007 sold the building to the University of Utah.

In September 2005, we completed a public offering of 7.0 million shares of our common stock at $11.35 per share, with net proceeds of approximately $78.7 million, after deducting offering costs of $797,000.

The following table summarizes our cash flow activity for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands):

	2007	2006	2005
Net cash provided by (used in) operating activities	$ 27,602	$ (103,912)	$ (161,414)
Net cash provided by (used in) investing activities	62,632	49,250	(22,468)
Net cash provided by (used in) financing activities	$ (35,484)	$ (8,085)	$ 104,761

Net cash provided by operating activities was $27.6 million in 2007 compared to cash used in operating activities of $103.9 million in 2006 and $161.4 million in 2005. The swing to net cash provided by operating activities resulted primarily from the difference of recording net loss of $657,000 in 2007 as compared to a $112.7 million net loss in 2006 (a $112.0 million difference) which included a gain on the sale of assets of $30.0 million to AZ; a $18.7 million increase in deferred revenue primarily due to the agreement with Nycomed for GATTEX ($35.0 million, partially offset by the $7.3 million recognized in 2007), a $3.9 million decrease in operating assets due to lower accounts receivable in 2007 and a $10.0 million decrease in accounts payable and other current accrued expenses. The overall shift from a use of cash in operating activities during the year ended December 31, 2006 to cash provided by operating activities is due to the restructuring activities undertaken during 2006 and 2007. The decrease in cash used in operating activities during 2006 compared to 2005 is primarily a result of a decreased net loss during 2006. The net loss decreased $57.1 million in 2006 compared to 2005 due primarily to increased revenues recognized under license agreements and decreases in research and development expenses, offset by increased selling, general and administrative expenses and a write down of long-lived assets of $8.3 million. Additionally, we recorded greater non-cash compensation expense of $11.4 million in 2006 related to all equity awards.

Net cash provided by investing activities was $62.6 million in 2007 compared to $49.3 million in 2006 and cash used by investing activities of $22.5 million in 2005. Net cash provided by investing activities during 2007 and 2006 was primarily the result of selling marketable investment securities to fund current operations. Additionally, during 2007, we received proceeds from the sales of our assets held for sale and our fixed assets of $4.4 million and $24.7 million, respectively. Net cash used in investing activities during 2005 was primarily the result of investing part of the proceeds from our Secured Notes. Additionally, capital expenditures for 2007, 2006 and 2005 were $160,000, $1.3 million and $13.4 million, respectively. Capital expenditures during 2005 relate primarily to the construction of leasehold improvements on laboratory and administrative space in the MaRS Discovery District in Toronto, Canada.

Net cash used by financing activities was $35.5 million in 2007 compared to $8.1 million in 2006 and net cash provided by financing activities of $104.8 million in 2005. Cash used in financing activities in 2007 primarily relates to the repurchase and retirement of substantially all of our 3% convertible notes for $189.3 million, principal payments of $19.3 million on our Class A notes; the purchase of our Salt Lake City administrative and office building and related retirement of our lease financing obligations for $20.0 million in May 2007; and the payment of $4.7 million in debt issuance costs; and the $2.6 million increase in our restricted cash balances related to our Class A notes. Cash used in financing activities was partially offset by the issuance of $100.0 million Class B notes, the $50.0 million issuance in 5.75% convertible notes, and the $50.0 million sale of Preotact royalties to DRI. Cash used in financing activities in 2006 primarily relates to principal payments of $1.3 million on our Class A Notes and increases in our restricted cash balances of $12.3 million related to our Class A Notes. Cash provided by financing activities in 2005 primarily relates to net proceeds of $78.7 million from the sale of 7.0 million shares of NPS common stock, net proceeds of $19.0 million from the sale of our administrative office and laboratory building located in Salt Lake City, Utah and the use of $4.9 million in restricted cash and cash equivalents to fund the interest expense shortfall on our Class A Notes and to pay long-term manufacturing commitments. Additionally, we received cash from the exercise of employee stock options and proceeds from the sale of stock by us pursuant to the employee stock purchase plan. Employee stock option exercises and proceeds from the sale of stock by us pursuant to the employee stock purchase plan provided approximately $448,000, $1.1 million, and $2.3 million, respectively, of cash during 2007, 2006 and 2005. Proceeds from the exercise of employee stock options vary from period to period based upon, among other factors, fluctuations in the market value of NPS stock relative to the exercise price of such options and the availability of stock to the employee stock purchase plan.

We could receive future milestone payments from all our agreements of up to $253.5 million in the aggregate if each of our current licensees accomplishes the specified research and/or development milestones provided in the respective agreements. In addition, all of the agreements require the licensees to make royalty payments to us if they sell products covered by the terms of our license agreements. However, we do not control the subject matter, timing or resources applied by our licensees to their development programs. Thus, potential receipt of milestone and royalty payments from these licensees is largely beyond our control. Further, each of these agreements may be terminated before its scheduled expiration date by the respective licensee either for any reason or under certain conditions.

We have entered into certain research and license agreements that require us to make research support payments to academic or research institutions when the research is performed. Additional payments may be required upon the accomplishment of research milestones by the institutions or as license fees or royalties to maintain the licenses. As of December 31, 2007, we have a total commitment of up to $1.3 million for future research support and milestone payments. Further, depending on the commercial success of certain of our products, we may be required to pay license fees or royalties. For example, we are required to make royalty payments to certain licensors on GATTEX net sales and cinacalcet HCl royalty revenues. We expect to enter into additional sponsored research and license agreements in the future.

We have entered into long-term agreements with certain manufacturers and suppliers that require us to make contractual payment to these organizations. We expect to enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up-front payments and long-term commitments of cash.

The following represents our contractual obligations as of December 31, 2007 (in millions):

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating Leases	$ 1.0	$ 0.4	$ 0.6	$ -	$ -
Purchase Commitments (1)	21.4	21.3	0.1	-	-
Convertible Notes Payable	50.6	0.6	-	-	50.0
Interest on Convertible Notes Payable	20.2	4.0	5.8	5.8	4.6
Secured Notes Payable (2)	310.8	24.3	84.1	157.0	45.4
Interest on Secured Notes Payable (2)	171.8	17.3	34.1	95.6	24.8
Capital Lease Obligation	0.2	0.1	0.1	-	-
Royalty payment obligation	$ 5.8	$ 1.0	$ 2.0	$ 2.0	$ 0.8

(1) Purchase obligations primarily represent commitments for services ($17.2 million), manufacturing agreements ($2.8 million) and other research and purchase commitments ($1.4 million).
(2) Amounts shown as contractual commitments under our Secured Notes payable represent our estimate of expected principal repayment based on anticipated cinacalcet HCl royalty income. Amounts shown in interest on Secured Notes include our expected premium redemption payment based on cinacalcet HCl royalty income levels.

We expect that our existing capital resources excluding marketable investment securities classified as long-term, including interest earned thereon, will be sufficient to allow us to maintain our current and planned operations through at least 2008. However, our actual needs will depend on numerous factors, including the progress and scope of our internally funded research, development and commercialization activities; our ability to comply with the terms of our research funding agreements; our ability to maintain existing collaborations; our decision to seek additional collaborators; the success of our collaborators in developing and marketing products under their respective collaborations with us; our success in producing clinical and commercial supplies of our product candidates on a timely basis sufficient to meet the needs of our clinical trials and commercial launch; the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others; and our success in acquiring and integrating complementary products, technologies or businesses. Our clinical trials may be modified or terminated for several reasons including the risk that our product candidates will demonstrate safety concerns; the risk that regulatory authorities may not approve our product candidates for further development or may require additional or expanded clinical trials to be performed; and the risk that our manufacturers may not be able to supply sufficient quantities of our drug candidates to support our clinical trials or commercial launch, which could lead to a disruption or cessation of the clinical trials or commercial activities. We may also be required to conduct unanticipated clinical trials to obtain regulatory approval of our product candidates, GATTEX and NPSP558. If any of the events that pose these risks comes to fruition, our actual capital needs may substantially exceed our anticipated capital needs and we may have to substantially modify or terminate current and planned clinical trials or postpone conducting future clinical trials. As a result, our business may be materially harmed, our stock price may be adversely affected, and our ability to raise additional capital may be impaired.

We will need to raise substantial additional funds to support our long-term research, product development, and commercialization programs. We regularly consider various fund raising alternatives, including, for example, partnering of existing programs, monetizing of potential revenue streams, debt or equity financing and merger and acquisition alternatives. We may also seek additional funding through strategic alliances, collaborations, or license agreements and other financing mechanisms. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, or to obtain funds through arrangements with licensees or others that may require us to relinquish rights to certain of our technologies or product candidates that we may otherwise seek to develop or commercialize on our own.

Critical Accounting Policies and Estimates

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue and research and development costs.

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We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements:

- revenue recognition;

- accrual of research and development expenses;

- share based payments;

- marketable securities;

- accrued redemption premium and effective interest computation and;

- valuation of long-lived and intangible assets and goodwill.

Revenue Recognition. We earn our revenue from product sales, license fees, milestone payments, research and development support payments and royalty payments. As described below, significant management judgment and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We apply the provisions of Staff Accounting Bulletin No. 104, *Revenue Recognition,* or SAB No. 104, to all of our revenue transactions and Emerging Issues Task Force, or EITF, Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* to all revenue transactions entered into in fiscal periods beginning after June 15, 2003. We recognize revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and we have no further performance obligations. All revenues from product sales are recorded net of the applicable provision for returns in the same period the related sales are recorded. We recognize revenue from milestone payments as agreed upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment approximates the value of achieving the milestone. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period we have continuing involvement in the research and development project. Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with the contract terms when third-party results are reliably measurable and collectability is reasonably assured. Cash received in advance of the performance of the related research and development support and for nonrefundable license fees when we have continuing involvement is recorded as deferred revenue. Where questions arise about contract interpretation, contract performance, or possible breach, we continue to recognize revenue unless we determine that such circumstances are material and/or that payment is not probable.

We analyze our arrangements entered into after June 15, 2003 to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with EITF No. 00-21. Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

Pursuant to the guidance in EITF Issues No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," the Company analyzes whether to categorize reimbursed expenses from corporate partners as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors, as specified in the EITF Issues noted above.

Accrual of Research and Development Expenses. Research and development costs are expensed as incurred and include salaries and benefits; costs paid to third-party contractors to perform research, conduct clinical trials, develop and manufacture drug materials and delivery devices; and associated overhead expenses and facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. We accrue the

costs of services rendered in connection with third-party contractor activities based on our estimate of management fees, site management and monitoring costs and data management costs. Differences between actual clinical trial costs from estimated clinical trial costs have not been material and are adjusted for in the period in which they become known.

Share-Based Payments. We grant options to purchase our common stock to our employees and directors under our stock option plans. The benefits provided under these plans are share-based payments subject to the provisions of revised SFAS No. 123R. Effective January 1, 2006, we use the fair value method to apply the provisions of SFAS No. 123R with a modified prospective application which provides for certain changes to the method for valuing share-based compensation. The valuation provisions of SFAS No. 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not revised for comparative purposes. Share-based compensation expense recognized under SFAS No. 123R during 2007 was $6.0 million, including $1.0 million for accelerated vesting of stock options under the 2007 Restructuring. At December 31, 2007, total unrecognized estimated compensation expense related to non-vested stock options, restricted stock and restricted stock units was $12.0 million, which is expected to be recognized over a weighted-average period of 1.45 years.

Upon adoption of SFAS No. 123R, we began estimating the value of stock option awards on the date of grant using a Black-Scholes pricing model (Black-Scholes model). Similarly, prior to the adoption of SFAS No. 123R, the value of all share-based awards was estimated on the date of grant using the Black-Scholes model for the pro forma information required to be disclosed under SFAS No. 123. The determination of the fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, the compensation expense that we record under SFAS No. 123R may differ significantly from what we have recorded in the current period.

Estimates of share-based compensation expenses are significant to our financial statements, but these expenses are based on option valuation models and will never result in the payment of cash by us.

The guidance in SFAS No. 123R and SAB 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of share-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

For purposes of estimating the fair value of stock options granted during 2007 using the Black-Scholes model, we have made an estimate regarding our stock price volatility. We used a combination of historical volatility and the implied volatility of market-traded options in our stock for the expected volatility assumption input to the Black-Scholes model, consistent with the guidance in SFAS No. 123R and SAB No. 107. In calculating the estimated volatility for 2007, we weighted implied volatility at zero percent and historical volatility at 100 percent. The risk-free interest rate is based on the yield curve of U.S. Treasury strip securities for a period consistent with the expected life of the option in effect at the time of grant (weighted-average of 4.7% for 2007). We do not target a specific dividend yield for our dividend payments, but we are required to assume a dividend yield as an input to the Black-Scholes model. The dividend yield assumption is based on our history and expectation of dividend payouts (weighted-average of zero for 2007). The expected term is estimated using historical option exercise information (weighted-average of 3.5 years for 2007).

Marketable Securities. We account for our marketable securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and classify our marketable investment securities as available for sale. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' deficit until realized. A decline in the market value below cost that is deemed other than temporary is charged to results of operations resulting in the establishment of a new cost basis for the security. Our marketable securities consist primarily U.S. dollar denominated corporate or government debt securities. Debt securities generally are long long-term securities with coupons that may or may not reset periodically against a benchmark interest rate.

At December 31, 2007, we had approximately $53.3 million at fair value invested auction rate securities, or ARS. ARS are variable interest rate securities tied to short-term interest rates with nominal long-term maturities. ARS have

interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28, 35, or 49 days. With the liquidity issues experienced in global credit and capital markets, our ARS portfolio has recently experienced multiple unsuccessful auctions as the amount of ARS submitted for sale has exceeded the amount of purchase orders. Given the unsuccessful auctions, certain of the Company's ARS are illiquid until there is a successful auction for them.

In establishing the estimated market value of our ARS, we have used the market value determined by our investment advisors. The market values were determined using a proprietary valuation model using the quality of the underlying securities or assets securing the ARS investments, the market values of comparable securities, the quality of credit enhancement (if any) applicable to the specific security, estimated time to maturity or unwinding of the arrangement, an analysis of the terms of the indentures and other factors depending on the individual ARS. Factors that may impact our valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity.

If uncertainties in the credit and capital markets continue, these markets deteriorate further or if the Company experiences ratings downgrades on any investments in our portfolio, including on ARS, the market value of the Company's investment portfolio may decline further, which the Company may determine is an other-than-temporary impairment. This would result in a realized loss and would negatively affect the Company's financial position, results of operations and liquidity.

Accrued Redemption Premium and Effective Interest Computation. We accrue for estimated redemption premiums on our Class A Notes as provided for in our December 2004 loan agreement. The Class A Notes accrue interest at an annual rate of 8.0%. Additionally, in the event we receive royalty and milestone payments under our agreement with Amgen above certain specified amounts, a redemption premium on principal payments is owed. The redemption premium ranges from 0% to 41.5% of principal payments, depending on the annual net sales of Sensipar by Amgen. We estimate future net sales of Sensipar by Amgen, compare our estimate to specified amounts in the Class A Note agreement to determine estimated redemption premiums over the life of the Class A Notes, and then calculate the effective interest-rate on the Class A Notes by including the forecasted redemption premiums. As a result, the effective interest-rate is comprised of the stated interest rate of 8.0% on Class A Notes plus the estimated redemption premiums on the Class A Notes. Changes to the future Sensipar net sales forecast may have a material impact on interest expense. Management evaluates its future Sensipar net sales estimates on a quarterly basis and adjusts the effective interest-rate and corresponding accrued redemption premium when information indicates that the estimate is materially above or below the prior estimate.

In July 2007, we entered into an agreement with DRI Capital, or DRI, in which we sold to DRI our right to receive future royalty payments arising from sales of PREOTACT under our licensing agreement with Nycomed. We received an up-front purchase price of $50.0 million and may receive an additional milestone if future sales thresholds are achieved. If and when DRI receives two and a half times the principal advanced, the agreement will terminate and the remainder of the royalties, if any, will revert back to us. We have determined that we should classify the initial up-front purchase price as debt and amortize this using the effective interest-rate method over the estimated period to recover two and a half times the initial principal advanced. We estimate future net sales of PREOTACT by Nycomed and then calculate the effective interest-rate on the DRI Secured Notes. Changes to the future PREOTACT net sales forecast may have a material impact on interest expense. Management evaluates its future PREOTACT net sales estimates on a quarterly basis and adjusts the effective interest-rate when information indicates that the estimate is materially above or below the prior estimate.

Valuation of Long-lived and Intangible Assets and Goodwill. We assess the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Our balance sheet reflects net long-lived assets of $11.4 million, including goodwill of $11.1 million as of December 31, 2007.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a probability weighted projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Provision has been made for any impairment losses related to our long-lived assets.

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement on Financial Accounting Standard No. 157, *Fair Value Measurements,* or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement on Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115,* or SFAS No 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for first fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on our consolidated financial position, results of operations and cash flows.

In June 2007, the FASB ratified the Emerging Issues Task Force, or EITF, consensus on EITF Issue No. 07-3, *Advance Payments for Research and Development Activities.* EITF Issue No. 07-3 requires companies to record non-refundable advance research and development payments to acquire goods and services as an asset if the contracted party has not yet performed the related activities. The amount capitalized is then recognized as expense when the research and development activities are performed. EITF Issue No. 07-3 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively for new contractual agreements. We are currently evaluating the impact, if any, the adoption of EITF Issue No. 07-3 will have on our consolidated financial position, results of operations and cash flows.

At its December 2007 meeting, the FASB ratified the consensus reached by the EITF in EITF Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.* The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity's business and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF Issue No. 07-1 applies to the entire collaborative agreement. This issue is effective for fiscal years beginning after December 15, 2008, and is to be applied using a modified retrospective method to all periods presented for all collaborative arrangements existing as of the effective date. We are currently evaluating the impact, if any, the adoption of EITF Issue No. 07-1 will have on our consolidated financial position, results of operations and cash flows.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk. Our interest rate risk exposure results from our investment portfolio, our convertible notes, and our secured notes. Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The securities we hold in our investment portfolio are subject to interest rate risk. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings. For certain securities, such as ARS, there are limits on the interest rate these securities can pay contractually. Increases in interest rates in excess of these contractual limits could cause the value of our investments to decline. After a review of our marketable investment securities, we believe that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements. Currently, we do not hedge these interest rate exposures. We have established policies and procedures to manage exposure to fluctuations in interest rates. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We invest in highly liquid, investment-grade securities and money market funds of various issues, types and maturities. These securities are classified as available for sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as accumulated other comprehensive income as a separate component in stockholders' equity (deficit). Our 3.0 percent Convertible Notes in the principal amount of $598,000 due June 15, 2008, our 5.75 percent Convertible Notes in the principal amount of $50.0 million due 2014, our 8.0 percent Class A Notes in the principal amount of $154.5 million due 2017, and our 15.5 percent Class B Notes in the principal amount of $106.2 million due 2017, each have a fixed interest rate. The fair value of the Convertible Notes is affected by changes in the interest rates and by changes in the price of our common stock. The fair value of the Secured Notes is affected by changes in the interest rates and by historical rates of royalty revenues from cinacalcet HCl sales.

Marketable Securities Risk. At December 31, 2007, included within our investment portfolio are investments in auction rate securities (ARS) with a fair value of $53.3 million. With the liquidity issues experienced in the global credit and capital markets, our ARS have experienced multiple failed auctions. While we continue to earn interest on these investments at the maximum contractual rate, the estimated market values of these ARS no longer approximates the principal value. As of December 2007, we have recorded an unrealized loss of $2.4 million in accumulated other comprehensive income for auction rate securities with declines in value deemed to be temporary. See Note 4 to the consolidated financial statements.

Foreign Currency Risk. We have significant clinical and commercial manufacturing agreements which are denominated in euros and Canadian Dollars. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar or euro, or by weak economic conditions in Canada or Europe. When the U.S. dollar strengthens against the Canadian dollar or euros, the cost of expenses in Canada or Europe decreases. When the U.S. dollar weakens against the Canadian dollar or euro, the cost of expenses in Canada or Europe increases. The monetary assets and liabilities in our foreign subsidiary which are impacted by the foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical ten percent increase or decrease in the exchange rate between the U.S. dollar and the Canadian dollar or euro from the December 31, 2007 rate would cause the fair value of such monetary assets and liabilities in our foreign subsidiary to change by an insignificant amount. We are not currently engaged in any foreign currency hedging activities.

ITEM 8. Financial Statements and Supplementary Data.

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES
Table of Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NPS Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "*Share-Based Payment*", effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NPS Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2008 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Princeton, New Jersey
March 14, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
NPS Pharmaceuticals, Inc.:

We have audited NPS Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). NPS Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting appearing under Item 9A(b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified and included in its assessment the following material weaknesses: an ineffective control environment, financial reporting risk assessment process, supervisory and monitoring activities, and policies and procedures with respect to share-based compensation, accrued liabilities and interest expense. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NPS Pharmaceuticals, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 14, 2008 that expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, NPS Pharmaceuticals, Inc. has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by (COSO).

/s/ KPMG LLP

Princeton, New Jersey
March 14, 2008

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2007 and 2006
(In thousands, except share data)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	$ 91,682	$ 36,244
Marketable investment securities	41,649	109,908
Restricted cash and cash equivalents	24,560	21,921
Accounts receivable	19,518	15,534
Inventory	-	363
Prepaid expenses	1,239	1,989
Assets held for sale, net of accumulated depreciation of zero and $2,988, respectively	-	2,327
Other current assets	6,437	1,403
Total current assets	185,085	189,689
Plant and equipment, net	309	19,849
Goodwill	11,088	9,333
Marketable investment securities	28,357	-
Debt issuance costs, net of accumulated amortization of $10,107 and $6,660, respectively	6,918	5,569
Other assets	-	300
	$ 231,757	$ 224,740
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 3,369	$ 2,057
Accrued expenses and other current liabilities	5,005	6,224
Accrued research and development expenses	5,128	2,020
Accrued severance expenses	-	2,516
Accrued interest expense	8,592	11,241
Accrued restructuring charges	2,337	607
Deferred revenue	29,020	758
Current installments of notes payable, lease financing and capital lease obligations	24,992	19,044
Total current liabilities	78,443	44,467
Notes payable, less current portion	336,357	346,690
Capital lease and lease financing obligations, less current portion	92	18,843
Deferred revenue	-	5,045
Other liabilities	4,896	2,939
Total liabilities	419,788	417,984
Commitments and contingencies (notes 2, 8, 9, 10, 12, and 18)		
Stockholders' deficit:		
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; issued and outstanding no shares	-	-
Common stock, $0.001 par value. Authorized 105,000,000 shares; issued and outstanding 46,834,216 shares and 46,223,649 shares, respectively	47	46
Additional paid-in capital	683,955	677,474
Accumulated other comprehensive loss	(2,504)	(1,892)
Accumulated deficit	(869,529)	(868,872)
Total stockholders' deficit	(188,031)	(193,244)
	$ 231,757	$ 224,740

See accompanying notes to consolidated financial statements.

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
Years ended December 31, 2007, 2006, and 2005
(In thousands, except per share data)

	2007	2006	2005
Revenues:			
Product sales	$ 20,310	$ 2,662	$ -
Royalties	49,626	32,078	12,533
Milestones and license fees	16,312	13,762	292
Total revenues	86,248	48,502	12,825
Operating expenses:			
Cost of goods sold	6,180	1,413	-
Cost of royalties	4,659	2,980	1,144
Cost of license fees	1,547	-	-
Research and development	38,723	68,411	117,445
Selling, general and administrative	26,998	52,177	48,635
Restructuring charges	13,386	8,179	-
Total operating expenses	91,493	133,160	167,224
Other operating (gains) losses:			
Gain on sale of assets held for sale	(1,826)	-	-
Gain on sale of fixed assets	(6,384)	-	-
Gain on sale of assets	(30,000)	-	-
Write down of long-lived assets	-	8,297	-
Total other operating (gains) losses	(38,210)	8,297	-
Operating income (loss)	32,965	(92,955)	(154,399)
Other income (expense):			
Interest income	9,518	9,120	8,639
Interest expense	(37,698)	(28,970)	(25,119)
Loss on marketable investment securities	(4,113)	(156)	(13)
Gain on extinguishment of debt	1,315	-	-
Loss on extinguishment of lease financing obilgation	(970)	-	-
Foreign currency transaction gain (loss)	(815)	170	904
Other	(5)	123	210
Total other expense, net	(32,768)	(19,713)	(15,379)
Income (loss) before income tax expense (benefit)	197	(112,668)	(169,778)
Income tax expense (benefit)	854	-	(55)
Net loss	$ (657)	$ (112,668)	$ (169,723)
Basic and Diluted net loss per common and potential common share	$ (0.01)	$ (2.43)	$ (4.14)
Weighted average common and potential common shares outstanding—basic and diluted	46,804	46,374	41,036

See accompanying notes to consolidated financial statements.

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Deficit and Comprehensive Loss
Years ended December 31, 2007, 2006 and 2005
(In thousands, except share data)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Comprehensive loss	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' deficit
Balances, December 31, 2004	$ -	$ 39	$ 578,268	$ (2,527)		$ (2,088)	$ (586,481)	$ (12,789)
Issuance of 7,000,000 shares of common stock for cash (note 10)	-	7	78,646	-		-	-	78,653
Issuance of 132,173 shares of common stock for cash under option plans	-	-	1,136	-		-	-	1,136
Issuance of 151,962 shares of deferred stock for services	-	-	1,707	-		-	-	1,707
Issuance of 103,575 shares of common stock for cash under employee purchase plan	-	-	1,151	-		-	-	1,151
Compensation expense on stock options and stock appreciation rights	-	-	1,334	-		-	-	1,334
Deferred compensation, net of current year expense	-	-	1,800	(593)		-	-	1,207
Gross unrealized losses on marketable securities					$ (572)			
Reclassification for realized losses on marketable securities					13			
Net unrealized losses on marketable investment securities	-	-	-	-	(559)	(559)	-	(559)
Foreign currency translation gain	-	-	-	-	359	359	-	359
Net loss	-	-	-	-	(169,723)	-	(169,723)	(169,723)
Comprehensive loss	-	-	-	-	$ (169,923)	-	-	-
Balances, December 31, 2005	-	46	664,042	(3,120)		(2,288)	(756,204)	(97,524)
Issuance of 8,662 shares of common stock for cash under option plans	-	-	73	-		-	-	73
Issuance of 37,703 shares of common stock for deferred stock units	-	-	-	-		-	-	-
Issuance of 169,712 shares of common stock for cash under employee purchase plan	-	-	1,036	-		-	-	1,036
Reversal of deferred compensation upon adoption of SFAS 123R (note 11)	-	-	(3,120)	3,120		-	-	-
Compensation expense on restricted stock, deferred stock units and restricted stock units	-	-	2,011	-		-	-	2,011
Compensation expense on stock options and stock appreciation rights	-	-	13,432	-		-	-	13,432
Gross unrealized gains on marketable securities					$ 406			
Reclassification for realized losses on marketable securities					156			
Net unrealized gains on marketable investment securities	-	-	-	-	562	562	-	562
Foreign currency translation gain	-	-	-	-	(166)	(166)	-	(166)
Net loss	-	-	-	-	(112,668)	-	(112,668)	(112,668)
Comprehensive loss	-	-	-	-	$ (112,272)	-	-	-
Balances, December 31, 2006	$ -	$ 46	$ 677,474	$ -		$ (1,892)	$ (868,872)	$ (193,244)

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Deficit and Comprehensive Loss—(Continued)
Years ended December 31, 2007, 2006 and 2005
(In thousands, except share data)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Comprehensive loss	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' deficit
Balances, December 31, 2006	$ -	$ 46	$ 677,474	$ -		$ (1,892)	$ (868,872)	$ (193,244)
Issuance of 10,386 shares of common stock for cash under option plans	-	-	52	-		-	-	52
Issuance of 247,347 shares of common stock for deferred and restricted stock units	-	1	-	-		-	-	1
Issuance of 229,733 shares of common stock for services rendered		-	942					942
Issuance of 123,101 shares of common stock for cash under employee purchase plan	-	-	395	-		-	-	395
Compensation expense on restricted stock, deferred stock units and restricted stock units	-	-	1,509	-		-	-	1,509
Compensation expense on stock options, stock appreciation rights and employee stock purchase plan	-	-	3,583	-		-	-	3,583
Gross unrealized loss on marketable securities					$ (2,118)			
Reclassification for realized losses on marketable securities					49			
Net unrealized losses on marketable investment securities	-	-	-	-	(2,069)	(2,069)	-	(2,069)
Foreign currency translation gain	-	-	-	-	1,457	1,457	-	1,457
Net loss	-	-	-	-	(657)	-	(657)	(657)
Comprehensive loss	-	-	-	-	$ (1,269)	-	-	-
Balances, December 31, 2007	$ -	$ 47	$ 683,955	$ -		$ (2,504)	$ (869,529)	$ (188,031)

See accompanying notes to consolidated financial statements.

63

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net loss	$ (657)	$ (112,668)	$ (169,723)
Adjustments to reconcile net loss to net cash			
provided by (used in) operating activities:			
Depreciation and amortization	4,080	6,487	5,921
Realized gain on disposition of assets held for sale	(1,826)	-	-
(Gain) loss on sale of fixed assets	(6,384)	16	-
Interest expense on notes payable	9,179	-	-
Realized gain on extinguishment of debt and			
lease financing obligation	(345)	-	-
Write down of long-lived assets	-	8,297	-
Realized loss on marketable investment securities	4,113	156	13
Bad debt expense	-	50	-
Compensation expense on deferred stock units, restricted stock units			
and restricted stock	2,452	2,011	1,564
Compensation expense on stock options and stock appreciation rights	3,583	13,432	2,439
Decrease (increase) in operating assets:			
Accounts receivable	(4,645)	(11,313)	(2,849)
Prepaid expenses, other current assets and other assets	(3,786)	(223)	58
Inventory	396	(374)	-
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	(3,134)	(13,136)	(1,888)
Deferred revenue	22,581	3,902	2,115
Other liabilities	1,995	(549)	936
Net cash provided by (used in) operating activities	27,602	(103,912)	(161,414)
Cash flows from investing activities:			
Sales and maturities of marketable investment securities	423,734	159,306	223,297
Purchases of marketable investment securities	(389,975)	(108,765)	(232,406)
Acquisitions of equipment and leasehold improvements	(160)	(1,302)	(13,359)
Proceeds from sale of assets held for sale	4,371	-	-
Proceeds from sale of fixed assets	24,662	11	-
Net cash provided by (used in) investing activities	62,632	49,250	(22,468)
Cash flows from financing activities:			
Proceeds from lease financing obligations	-	-	19,000
Proceeds from issuance of notes payable	200,000	-	-
Principal payments on notes payable and lease financing obligation	(228,546)	(1,266)	-
Principal payments under lease financing obligations	-	(105)	(52)
Payment of debt issuance costs	(4,747)	(434)	(32)
Proceeds from issuance of common stock	448	1,109	80,940
Decrease (increase) in restricted cash and cash equivalents	(2,639)	(7,389)	4,905
Net cash (used in) provided by financing activities	(35,484)	(8,085)	104,761
Effect of exchange rate changes on cash	688	279	617
Net increase (decrease) in cash and cash equivalents	55,438	(62,468)	(78,504)
Cash and cash equivalents at beginning of year	36,244	98,712	177,216
Cash and cash equivalents at end of year	$ 91,682	$ 36,244	$ 98,712

See accompanying notes to consolidated financial statements.

NPS PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2007, 2006, and 2005

(1) Organization and Summary of Significant Accounting Policies

The consolidated financial statements are comprised of the financial statements of NPS Pharmaceuticals, Inc. and its subsidiaries (NPS), collectively referred to as the Company. The Company is developing specialty therapeutics for gastrointestinal (GI) and endocrine disorders with high unmet medical need. Its lead clinical programs involve two proprietary proteins to restore or replace biological function, GATTEX™ (teduglutide) and NPSP558 (parathyroid hormone 1-84 [rDNA origin] injection). GATTEX is an analog of GLP-2, a protein involved in the regeneration and repair of the intestinal lining, and is in Phase 3 clinical development for intestinal failure associated with short bowel syndrome or SBS. SBS affects patients who have had 50% or more of their small intestine removed. Given GATTEX's activity in promoting gastrointestinal repair, the Company is also evaluating GATTEX's role in treating other gastrointestinal conditions associated with intestinal failure, specifically gastrointestinal mucositis, necrotizing enterocolitis, and Crohn's disease. NPSP558 is in Phase 2 clinical testing as a hormone replacement therapy for hypoparathyroidism, a disorder that decreases blood calcium due to an insufficiency of parathyroid hormone. In addition to the Company's proprietary clinical portfolio, the Company has a number of royalty-based clinical- and commercial-stage programs.

In 2006 and 2007, the Company announced plans to restructure operations and in 2007 implemented a new business strategy to focus resources on developing GATTEX and NPSP558 for specialty indications with high unmet medical need. Previously, the Company's strategic priority was to obtain U.S. regulatory approval of PREOS® (parathyroid hormone 1-84 [rDNA origin] injection) for the treatment of osteoporosis. In connection with the implementation of its new plan, during 2007 the Company suspended or monetized programs within its product portolio that were no longer deemed strategic and discontinued investment in discovery and early stage research. Since inception, the Company's principal activities have been performing research and development, raising capital and establishing research and license agreements. All monetary amounts are reported in U.S. dollars unless specified otherwise.

The following significant accounting policies are followed by the Company in preparing its consolidated financial statements:

(a) Cash Equivalents

The Company considers all highly liquid investments with maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents at December 31, 2007 and 2006 consist of commercial paper, money market funds, debt securities and other highly liquid instruments of approximately $85.7 million and $25.2 million, respectively. At December 31, 2007 and 2006, the book value of cash equivalents approximates fair value.

Total restricted cash and cash equivalent balances at December 31, 2007 and 2006 were $24.6 million and $21.9 million, respectively. The restricted amount at December 31, 2007 and 2006 consists of amounts for estimated redemption premiums, interest and principal on the Class A Notes (see Note 10), and is classified as current.

(b) Marketable Investment Securities

The Company classifies its marketable investment securities as available for sale. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' deficit until realized. A decline in the market value below cost that is deemed other than temporary is charged to results of operations resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted into the cost basis over the life of the related security as adjustments to yield using the effective-interest method. Interest income is recognized when earned. Realized gains and losses from the sale of marketable investment securities are based on the specific identification method and are included in results of operations and are determined on the specific-identification basis.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded for research and development support performed; for license fees, milestone payments and royalty income earned; and, for product sales and do not bear interest. The Company determines an allowance for doubtful accounts based on assessed customers' ability to pay, historical write-off experience, and economic trends. Such allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. The Company recorded bad debt expense of zero, $50,000, and zero for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006 the allowance for bad debts was zero.

(d) Inventory

Inventory is recorded at the lower of cost or market and only capitalized once compounds have been approved by the appropriate regulatory agencies. Cost, which includes amounts related to materials, labor and overhead, is determined using the first-in, first-out (FIFO) method.

(e) Plant and Equipment

Plant and equipment are stated at cost. Depreciation of plant was calculated on the straight-line method over its estimated useful life of 25 years in Mississauga, Ontario, Canada and 39 years in Salt Lake City, Utah. Depreciation and amortization of equipment are calculated on the straight-line method over estimated useful lives of 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the asset or remainder of the lease term. Assets held for sale, if any, are reported at the lower of the carrying amount, or fair value, less cost to sell. Depreciation is no longer recorded once management has identified an asset as held for sale.

(f) Goodwill

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually.

(g) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the need for a valuation allowance based on historical and projected income and whether the realizability of a deferred tax asset is deemed to be more likely than not.

(h) Revenue Recognition

The Company analyzes its revenue arrangements to determine whether the elements should be separated and accounted for individually or as a single unit of accounting. Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

The Company earns revenue from license fees, milestone payments, royalty payments, research and development support payments and product sales. The Company recognizes revenue from up-front nonrefundable license fees on a straight-line basis over the period wherein the Company has continuing involvement in the research and development project. The Company recognizes revenue from up-front nonrefundable license fees upon receipt when there is no continuing involvement in the research and development project. The Company recognizes revenue from its milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment approximates the value of achieving the milestone. Royalties from licensees are based on third-party sales of licensed products and are recorded in accordance with contract terms when sales results are reliably measurable and collectibility is reasonably assured. The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, title to product and associated risk of loss has

passed to the customer, the price is fixed or determinable, collection from the customer is reasonably assured and the Company has no further performance obligations. All revenues from product sales are recorded net of the applicable provision for returns in the same period the related sales are recorded. Cash received for nonrefundable licensee fees in which the Company has continuing involvement is recorded as deferred revenue.

The Company analyzes whether to categorize reimbursed expenses from corporate partners as a) the gross amount billed or b) the net amount retained, the Company will analyze the relevant facts and circumstances related to these expenses and considered the factors noted above.

(i) Research and development expenses

Research and development expenses, are expensed as incurred and are primarily comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, overhead and occupancy costs, clinical trial and related clinical manufacturing costs, contract services, and other outside costs.

(j) Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of salaries and benefits associated with sales and marketing, finance, legal, and other administrative personnel; outside marketing expenses; overhead and occupancy costs; and other general and administrative costs.

(k) Income (Loss) per Common Share

Basic income (loss) per common share is the amount of income (loss) for the period applicable to the weighted average shares of common stock outstanding during the reporting period. Diluted income (loss) per common share is the amount of income (loss) for the period plus interest expense applicable to weighted average shares of common stock outstanding during the reporting period and weighted average share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares.

(l) Share-Based Compensation

Prior to January 1, 2006, the Company employed the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment of SFAS No. 123. SFAS No. 123 encouraged entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allowed an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* The Company had elected to continue to apply the provisions APB Opinion No. 25, under which no compensation cost was recognized when the exercise price of the option equaled the market price of the stock on the date of grant for options granted to employees.

Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS No. 123R, *share Based Payment,* using the modified prospective method. Under this method, compensation cost during the years ended December 31, 2007 and 2006 includes the portion vesting during the year for (1) all share-based payments granted prior to, but not vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123 and (2) all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated using the Black-Scholes option-pricing model. The Company uses the straight-line method of amortization for stock-based compensation.

(m) Use of Estimates

Management of the Company has made estimates and assumptions relating to reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(n) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, all subsidiaries in which it owns a majority voting interest including a variable interest entity in which the Company is the primary beneficiary. The

Company eliminates all intercompany accounts and transactions in consolidation. The Company reports all monetary amounts in U.S. dollars unless specified otherwise.

(o) Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted) expected to be generated by the asset. In addition, future events impacting cash flows for existing assets could render write-down necessary where, previously, no such write-down was required. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount, or fair value, less costs to sell.

(p) Foreign Currency Translation

The local foreign currency is the functional currency for the Company's foreign subsidiaries. Assets and liabilities of foreign operations are translated to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translation are reported as a separate component of stockholders' deficit. Certain transactions of the foreign subsidiaries are denominated in currencies other than the functional currency, including transactions with the parent company. Transaction gains and losses are included in other income (expense) for the period in which the transaction occurs. The Company's subsidiaries operating in Canada had net liabilities of approximately $37.4 million as of December 31, 2007 and net assets of approximately $4.3 million as of December 31, 2006.

(q) Operating Segments

The Company is engaged in the development and commercialization of pharmaceutical products, and in its current state of development, considers its operations to be a single reportable segment. Financial results of this reportable segment are presented in the accompanying consolidated financial statements. The Company's subsidiaries operating outside of the United States had long-lived assets, including goodwill, of approximately $11.1 million and $9.8 million as of December 31, 2007 and 2006, respectively. The Company recognized non-United States revenue of $39.4 million, $5.5 million and $269,000, respectively, during the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues for the years ended December 31, 2007 and 2006 were from five licensees of the Company. The majority of the Company's revenue for the year ended December 31, 2005 were from two licensees. As of December 31, 2007 and 2006, the majority of the Company's accounts receivable balances were from two licensees and four licensees, respectively.

(r) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting stockholders' equity (deficit) that, under U.S. generally accepted accounting principles, are excluded from net income (loss). For the Company, these consist of net unrealized gains or losses on marketable investment securities and foreign currency translation gains and losses. Accumulated other comprehensive loss as of December 31, 2007 and 2006 consists of accumulated net unrealized losses on marketable investment securities of $2.4 million and $326,000, respectively, and foreign currency translation losses of $109,000 and $1.6 million, respectively.

(s) Concentration of Suppliers

The Company has entered into agreements with contract manufacturers to manufacture clinical and commercial supplies of its product candidates. In some instances, the Company is dependent upon a single supplier. The loss of one of these suppliers could have a material adverse effect upon the Company's operations.

(t) Leases

The Company leases its facility under terms of a lease agreement which provides for rent holidays and escalating payments. Rent under operating leases is recognized on a straight-line basis beginning with lease commencement through the end of the lease term. The Company records deferred lease payments in other long-term liabilities.

(u) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(v) Deferred Financing Costs

Costs incurred in issuing the 3% and 5.75% convertible notes are amortized using the straight-line method over the shorter of the term of the related instrument or the initial date on which the holders can require repurchase of the notes. The amortization of deferred financing costs is included in Interest expense in the Consolidated Statements of Operations.

(w) Deferred License Fees

Cost of license fees are deferred if they are a direct cost of a revenue generating activity and that revenue is being deferred. These deferred costs are amortized over the same period and in the same manner as the related deferred revenue. The amortization of deferred license fees is included in Cost of license fees in the Consolidated Statements of Operations.

(x) Legal Defense Costs

Legal defense costs are expensed as incurred.

(2) Collaborative and License Agreements

The Company is pursuing product development both on an independent basis and in collaboration with others. Because the Company has granted exclusive development, commercialization, and marketing rights under certain of the below-described collaborative research, development, and license agreements, the success of each program is dependent upon the efforts of the licensees. Each of the respective agreements may be terminated early. If any of the licensees terminates an agreement, such termination may have a material adverse effect on the Company's operations. Following is a description of significant current collaborations and license agreements:

(a) Amgen Inc.

The Company has a development and license agreement with Amgen to develop and commercialize compounds for the treatment of hyperparathyroidism and indications other than osteoporosis. Amgen also acquired an equity investment in the Company in 1995. Amgen paid the Company a $10.0 million nonrefundable license fee and agreed to pay up to $400,000 per year through 2000 in development support, potential additional development milestone payments totaling $26.0 million, and royalties on any future product sales. To date, Amgen has paid the Company $19.0 million in milestone payments. Amgen is incurring all costs of developing and commercializing these products. Amgen received exclusive worldwide rights excluding Japan, China, Korea, and Taiwan. The Company recognized research and licensing revenue and royalties from product sales of $46.4 million, $31.9 million and $12.5 million in 2007, 2006 and 2005, respectively, under the contract.

(b) AstraZeneca AB

In 2001, the Company entered into a collaborative effort with AstraZeneca AB (AstraZeneca) to discover, develop, and market new small molecule therapies for the treatment of various disorders of the central nervous system. Under the terms of the agreement, the Company licensed to AstraZeneca its proprietary technology related to protein structures known as metabotropic glutamate receptors (mGluRs). Additionally, the Company granted AstraZeneca exclusive rights to commercialize mGluRs subtype-selective compounds. The Company was required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel, through March 2009 unless terminated earlier by AstraZeneca or the Company upon six months advance written notice. During 2007, 2006 and 2005, the Company incurred $2.3 million, $4.8 million and $4.7 million, respectively in research and development expenses under the agreement while all other collaboration costs were borne by AstraZeneca.

On October 9, 2007, the Company entered into an Asset Purchase Agreement with Astra Zeneca in which the Company agreed to sell its rights, including intellectual property, in drugs targeting mGluRs to AstraZeneca for $30.0 million. As the net assets sold had no book basis, the Company recorded a gain of $30 million. Additionally, the

69

Company and AstraZeneca agreed to terminate the collaborative research and development agreement related to drugs targeting mGluRs that was entered into in 2001. As a result of this termination, the Company is no longer required to provide research FTE support or pay for an equal share of external discovery costs, including patent related costs.

(c) GlaxoSmithKline

In 1993, the Company entered into an agreement with GlaxoSmithKline (GSK) to collaborate on the research, development and commercialization of calcium receptor active compounds to treat osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. GSK also acquired an equity investment in the Company in 1993. Under the terms of the agreement, the Company may receive milestone payments of up to $23.0 million and royalties from any product sales under the license. To date, GSK has paid the Company $12.0 million in milestone payments. A total of $5.0 million in milestone payments may still be earned under the agreement. The Company granted GSK the exclusive license to develop and market worldwide compounds described under the GSK agreement, subject to the Company's right to co-promote in the United States. Once compounds have been selected for development, GSK has agreed to conduct and fund all development of such products, including all human clinical trials and regulatory submissions. In December 2006, the Company entered into an amendment to the agreement with GSK that permits GSK to develop additional compounds. In consideration for this amendment, the Company received a $3.0 million fee and GSK agreed to pay up to an additional $27.0 million upon achievement of certain milestones for these compounds.

Under the GSK agreement, the Company recognized research and licensing revenue of $3.0 million in 2006. The Company recognized no research and licensing revenue in 2007 and 2005. The Company is entitled to receive additional payments upon the achievement of specific development and regulatory milestones. The Company is entitled to receive royalties on sales of such compounds by GSK and a share of the profits from co-promoted products.

(d) Janssen Pharmaceutica N.V.

In 1998, Allelix entered into a collaborative agreement with Janssen Pharmaceutica N.V. (Janssen), a wholly owned subsidiary of Johnson & Johnson, for the research, development, and marketing of new drugs for neuropsychiatric disorders. Johnson & Johnson Development Corporation also acquired an equity investment in Allelix in 1998. Under the terms of the agreement, the Company may receive royalties from any product sales under this license. Janssen has the right to market products worldwide, subject to a company option for co-promotion in Canada. Janssen is incurring all costs of developing and commercializing products. Janssen has informed the Company that they plan to seek a third party to share in the future development costs and risks of the program. In the event Janssen enters into a collaborative agreement with a third party or sublicenses the program, we will continue to be eligible to receive additional milestone payments of up to $20.5 million from Janssen or a licensee, if certain milestones are met and royalties on sales of any drugs developed or sold by Janssen or a licensee under this collaboration agreement. Under the Janssen agreement, the Company recognized no research and licensing revenue in 2007, 2006 and 2005.

(e) Kirin Brewery Company, Ltd.

In 1995, the Company entered into an agreement with the pharmaceutical division of Kirin Brewery Company, Ltd. (Kirin), a Japanese company, to develop and commercialize compounds for the treatment of hyperparathyroidism in Japan, China, Korea, and Taiwan. Kirin paid the Company a $5.0 million license fee and agreed to pay up to $7.0 million in research support, potential additional milestone payments totaling $13.0 million and royalties on product sales. Kirin is incurring all costs of developing and commercializing products. Any payments subsequent to June 2000 represent milestone and royalty payments. To date, Kirin has paid the Company $13.0 million in milestone payments. In October 2007, Kirin received approval from the Japanese Pharmaceuticals and Medical Devices Agency to market cinacalcet HCl in Japan for the treatment of patients with secondary hyperparathyroidism during maintenance dialysis, where the Company achieved the 2007 milestone. The parties participate in a collaborative research program utilizing the Company's parathyroid calcium receptor technology. The Company recognized research and licensing revenue of $2.0 million and $2.0 million in 2007 and 2006, respectively. The Company did not recognize any research and licensing revenue in 2005 under the agreement.

(f) Nycomed Danmark ApS

GATTEX

In September 2007 the Company entered into a license agreement with Nycomed Danmark ApS (Nycomed) in which the Company granted Nycomed the right to develop and commercialize GATTEX, or teduglutide, outside the United States, Canada and Mexico for the treatment of gastrointestinal disorders. The Company received $35.0 million

in up-front fees under the agreement. Nycomed paid the Company $10.0 million upon signing the license agreement and paid the Company an additional $25.0 million in up-front license fees in the fourth quarter of 2007. Under the terms of the agreement, the Company has the potential to earn up to $190.0 million in development and sales milestone payments plus royalties on product sales. Under the terms of the agreement, the Company is responsible to complete the on-going Phase 3 GATTEX clinical trials in SBS and Nycomed may elect to share future development costs 50:50 with NPS to advance and broaden the indications for GATTEX. Under a previously existing licensing agreement with a third party, the Company was required to pay $6.6 million to the licensor and will be required to make future payments based on GATTEX royalties and milestone payments earned. Due to the Company's continuing involvement, the Company is recognizing revenue over the estimated performance period and for the year ended December 31, 2007, the Company recognized $7.3 million in license fee revenue. The balance of the up-front license fee has been deferred at December 31, 2007 and is estimated to be recognized as revenue in 2008. The Company did not recognize any research and licensing revenue in 2006 and 2005.

PREOTACT®

In 2004, the Company signed a distribution and license agreement with Nycomed in which the Company granted Nycomed the right to develop and market PREOTACT® in Europe. Nycomed also acquired an equity investment in the Company of $40.0 million through the purchase of 1.33 million shares of the Company's common stock. The agreement requires Nycomed to pay the Company up to 20.8 million euros in milestone payments upon regulatory approvals and achievement of certain sales targets and pay the Company royalties on product sales. In July 2007, the Company entered into a new license agreement with Nycomed, pursuant to which the Company granted to Nycomed the right to commercialize PREOS in all non-U.S. territories, excluding Japan and Israel. Nycomed's licensed rights in Canada and Mexico, however, revert back to the Company if PREOS receives regulatory approval in the U.S. The 2007 license agreement contains milestone and royalty payment obligations which are similar to those under the 2004 distribution and license agreement. Nycomed is required to pay the Company royalties on sales of PREOTACT only in the European Union, the Commonwealth of Independent States and Turkey. The 2007 license agreement provides for the assumption by Nycomed of NPS' manufacturing and supply obligations and patent prosecution and maintenance obligations under the 2004 license agreement. As part of the manufacturing and supply transfer, Nycomed paid the Company $11.0 million for a significant portion of the Company's existing bulk drug inventory. To date, the Company has received 5.6 million euros in milestone payments from Nycomed. The Company recognized revenue in 2007, 2006 and 2005 of $30.1 million, $3.1 million and $234,000, respectively.

(g) Ortho-McNeil Pharmaceuticals, Inc.

In December 2006, the Company entered into an agreement with Ortho-McNeil Pharmaceuticals, Inc. (Ortho), a wholly owed subsidiary of Johnson & Johnson, pertaining to certain NPS patents. Ortho paid the Company an $8.0 million fee and agreed to pay royalties on product sales. NPS will not incur any development or commercialization costs for these products. The Company recognized revenue of $8.0 million in 2006. The Company did not recognize any research and licensing revenue in 2007 and 2005.

(h) In-License and Purchase Agreements

The Company has entered into certain sponsored research, license, and purchase agreements that require the Company to make research support and milestone payments to academic or commercial research institutions. During 2007, 2006, and 2005, the Company paid to these institutions $239,000, $1.2 million, and $2.6 million, respectively, in sponsored research payments and license fees. As of December 31, 2007, the Company had a total commitment of up to $1.3 million for future research support. Depending on the commercial success of certain products, the Company may be required to pay license fees or royalties. Additionally, the Company is required to pay royalties on sales of cinacalcet HCl up to a cumulative maximum of $15.0 million. To date, $10.0 million has been accrued for related royalties payable on sales of cinacalcet HCl, of which, $4.2 million has been paid.

(3) Income (loss) Per Common Share

Basic income (loss) per common share is the amount of income (loss) for the period applicable to the weighted average shares of common stock outstanding during the reporting period. Diluted income (loss) per common share is the amount of income (loss) for the period plus interest expense applicable to weighted average shares of common stock outstanding during the reporting period and weighted average shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares.

Potential common shares of approximately 13.1 million, 11.8 million and 11.4 million during the years ended December 31, 2007, 2006, and 2005, respectively, that could potentially dilute basic earnings per share in the future were not included in the computation of diluted income (loss) per share because to do so would have been anti-dilutive for the periods presented. Potential dilutive common shares for the years ended December 31, 2007, 2006 and 2005 include approximately 7.8 million, 5.2 million and 5.2 million, common shares related to convertible debentures, respectively, and 5.3 million, 6.5 million, and 6.2 million shares, respectively, related to stock options, stock appreciation rights, and restricted stock units.

(4) Marketable Investment Securities

The Company's investment portfolio includes investments in certain auction rate securities or ARS. ARS are variable interest rate securities tied to short-term interest rates with nominal long-term maturities. ARS have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28, 35, or 49 days. With the liquidity issues experienced in global credit and capital markets, the Company's ARS portfolio has recently experienced multiple unsuccessful auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders. Given the unsuccessful auctions, the Company's ARS are illiquid until there is a successful auction for them and therefore, the Company has classified ARS marketable securities (except Sold ARS – see below) to non-current assets as of December 31, 2007.

The estimated value of the Company's ARS holdings at December 31, 2007, was $53.3 million, which reflects $2.4 million less than the its carrying value of $55.7 million. In establishing the estimated market value of its ARS, the Company has used the market value determined by its investment advisors. The market values were determined using a proprietary valuation model using the quality of the underlying securities or assets securing the ARS investments, the market values of comparable securities, the quality of credit enhancement (if any) applicable to the specific security, estimated time to maturity or unwinding of the arrangement, an analysis of the terms of the indentures and other factors depending on the individual ARS.

In March 2008, the Company agreed to sell certain of its ARS investments or the Sold ARS, to one of the Company's investment advisors for $26.0 million. The market value as of December 31, 2007 and the principal value of the Sold ARS were $24.9 million and $30.1 million, respectively. For the year ended December 31, 2007, the Company recognized an other-than-temporary loss of $4.1 million on the Sold ARS in the Consolidated Statement of Operations and $1.1 million is recorded as an unrealized loss in the Accumulated Other Comprehensive Loss section of the Consolidated Balance Sheet at December 31, 2007 on the Sold ARS. Excluding the Sold ARS, the Company believes that the decrease in market value on its ARS is temporary in nature due to the underlying assets securing the ARS, the AAA ratings by Standard & Poors as of December 31, 2007 and February 29, 2008, the Company's belief that historical liquidity will return to the global credit and capital markets, and the Company's intent and ability to hold to recovery. None of the ARS are backed by sub-prime mortgages. Accordingly, a $1.3 million unrealized loss was recorded at December 31, 2007 in Accumulated Other Comprehensive Loss section of the Balance Sheet related to the ARS, excluding the Sold ARS. The market value of these ARS, excluding the Sold ARS, was estimated to be $28.4 million at December 31, 2007 and $26.4 million at February 29, 2008.

If uncertainties in the credit and capital markets continue, these markets deteriorate further or if the Company experiences ratings downgrades on any investments in our portfolio, including on ARS, the market value of the Company's investment portfolio may decline further, which the Company may determine is an other-than-temporary impairment. This would result in a realized loss and would negatively affect the Company's financial position, results of operations and liquidity.

Investment securities available for sale as of December 31, 2007 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Debt securities:				
Corporate	$ 11,845	$ 49	$ (31)	$ 11,863
Government agency	4,870	3	(16)	4,857
Auction rate securities	26,036	-	(1,107)	24,929
Total investments in marketable securites-current	$ 42,751	$ 52	$ (1,154)	$ 41,649
Debt securities:				
Auction rate securities	29,650	-	(1,293)	28,357
Total investments in marketable securites-noncurrent	$ 29,650	$ -	$ (1,293)	$ 28,357

Investment securities available for sale as of December 31, 2006 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Debt securities:				
Corporate	$ 46,973	$ 1	$ (46)	$ 46,928
Municipal	23,850	-	-	23,850
Government agency	39,411	5	(286)	39,130
	$ 110,234	$ 6	$ (332)	$ 109,908

Investment securities available for sale in an unrealized loss position as of December 31, 2007 are summarized as follows (in thousands):

	Held for less than 12 months		Held for more than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:						
Auction Rate	$ 51,536	$ 2,400	$ -	$ -	$ 51,536	$ 2,400
Corporate	7,821	31	-	-	7,821	31
Government agency	-	-	2,210	16	2,210	16
	$ 59,357	$ 2,431	$ 2,210	$ 16	$ 61,567	$ 2,447

All securities in an unrealized loss position as of December 31, 2007 are debt securities and the decline in fair value is due primarily to liquidity issues experienced in global credit and capital markets and the resulting failures in auction of our auction rate securities.

Maturities of investment securities available for sale are as follows at December 31, 2007 (in thousands):

	Amortized cost	Fair value
Due within one year	$ 8,226	$ 8,197
Due after one year through five years	8,489	8,523
Due after five years through ten years	-	-
Due after ten years	55,686	53,286
Total debt securities	$ 72,401	$ 70,006

(5) Inventory

Inventory consists of material purchased and manufactured subsequent to the April 2006 approval of PREOTACT in the European Union (EU). Costs associated with inventory production that were incurred prior to EU approval of PREOTACT have been previously expensed as research and development expense, creating an initial FIFO inventory layer with a carrying value of zero. The Company does not have any inventory as of December 31, 2007 because the Company sold its entire inventory on hand to Nycomed pursuant to the July 2007 license agreement with Nycomed (see Note 2(f)) which provided for the assumption by Nycomed of the Company's manufacturing and supply obligations to Nycomed.

The following table summarizes the Company's inventory as of December 31, 2007 and 2006 (in thousands):

| | December 31, | |
	2007	2006
Work-in process	$ -	$ 300
Raw materials and supplies	-	63
Total inventory	$ -	$ 363

(6) Plant and Equipment

Plant and equipment are recorded at cost and consist of the following (in thousands):

| | December 31, | |
	2007	2006
Building	$ -	$ 15,010
Equipment	582	16,567
Leasehold improvements	-	3,029
Total cost	582	34,606
Less accumulated depreciation and amortization	(273)	(14,757)
Total plant and equipment	$ 309	$ 19,849

In July 2007, the Company entered into a Lease Termination Agreement with the Mars Discovery District, or MaRs, under which the Company's operating lease for the office and laboratory space in Toronto, Canada was terminated. Pursuant to the Lease Termination Agreement, the Company sold its leasehold tenant improvements to a third party for $2.4 million. In August 2007, the Company auctioned off the remaining Toronto facility equipment for $1.1 million. The Company recognized a gain on sale of fixed assets during the year ended December 31, 2007 of $3.2 million on these transactions. The termination of the Company's operating lease and sale of its leasehold tenant improvements was part of the Company's restructuring initiatives, which included a plan to close its Mississauga and Toronto facilities and discontinue all operations in Canada.

In May 2007, the Company closed an Agreement of Purchase and Sale to repurchase its 93,000 square foot laboratory and office building for $20.0 million. Under the terms of the agreement, the Company's 15-year lease obligation was extinguished. The repurchase of the laboratory and office building is considered an early extinguishment of debt. The amount paid to repurchase the laboratory and office building was in excess of the carrying value of the lease financing obligation. Accordingly, the Company recorded a loss of $1.0 million during the year ended December 31, 2007 on such extinguishment.

In July 2007, the Company sold its 93,000 square foot laboratory and office building, including certain laboratory and office equipment and furnishings, located in Salt Lake City, Utah for $21.0 million. As part of the sale, the University of Utah agreed to release the Company from all obligations under a 40 year ground lease for land upon which the building is located. The Company recognized a gain on sale of fixed assets during the year ended December 31, 2007 of $3.3 million on this transaction. The sale of this facility was part of the Company's restructuring initiative which included a plan to close its Salt Lake City facility and to discontinue all Salt Lake City operations.

During the fourth quarter of 2006, the Company performed impairment testing of its fixed assets located in Salt Lake City, Utah and Toronto, Canada. The Company evaluated alternative courses of action that were finalized with the decision in 2007 that operations at these sites would be closed. As a result, the Company determined that no impairment charge was required for the property, plant and equipment located at Salt Lake City, Utah. The Company, however, determined that the fair value of the property and equipment and leasehold improvements located at Toronto, Canada was less than the carrying value, resulting in an $8.3 million write-down of the assets. The Company estimated fair value based on a combination of present value techniques and market value of assets.

An analysis of the assets held for sale as of December 31, 2006 are summarized as follows (in thousands):

Assets held for sale, net:		
Land	$	558
Building		1,338
Equipment		431
Total assets held for sale, net	$	2,327

In June 2007, the Company sold its land and 85,795 square foot laboratory and office building, including certain equipment and furnishings, located in Mississauga, Ontario, Canada for $4.4 million. The Company recognized a gain on sale of assets held for sale during the year ended December 31, 2007 of $1.8 million on this transaction.

(7) Goodwill

The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date was recorded as goodwill. As of December 31, 2007 and 2006 the Company had goodwill of $11.1 million and $9.3 million from the acquisition of Allelix in December 1999. As a result of the annual impairment test performed by management at year-end, it was noted that fair value exceeded the carrying value of the goodwill. The change in goodwill in the current year is due to the change in foreign currency exchange rates.

(8) Leases

The Company has a non-cancelable operating lease for its office space in Bedminster, New Jersey that expires in 2010 and non-cancelable operating leases for certain equipment that expire between 2006 and 2009. Rent-free periods and other incentives granted under the lease and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of the lease. Rental expense for operating leases was approximately $2.4 million, $1.2 million, and $1.6 million for 2007, 2006, and 2005, respectively. The future lease payments under noncancelable operating leases as of December 31, 2007 are as follows (in thousands):

	Operating leases	
Year ending December 31:		
2008	$	426
2009		457
2010		78
2011		1
2012		-
Thereafter		-
Total minimum lease payments	$	962

(9) Restructuring Charges

In June 2006, as a result of the uncertainty with respect to the regulatory approval of PREOS for osteporosis, the Company began an initiative to restructure operations (the 2006 Restructuring Plan). Under the 2006 Restructuring Plan, NPS reduced its worldwide workforce, including employees and contractors, by approximately 250 positions, eliminated all commercial sales and related field based activities, terminated its agreement with Allergan Inc. to promote Restasis® Ophthalmic Emulsion to rheumatologists and closed and planned to sell the Company's technical operations facility in Mississauga, Ontario, Canada. The reduction in workforce involved all functional disciplines including selling, general and administrative employees as well as research and development personnel.

The charges related to the 2006 Restructuring Plan during the year ended December 31, 2007 and 2006 were $476,000 and $8.2 million, respectively. Associated severance payments related to the 2006 Restructuring Plan were paid primarily in the second and third quarters of 2006 for severed United States employees and are anticipated to be paid by January 31, 2008 for severed Canadian employees. The cumulative restructuring charges through December 31, 2007 related to the 2006 Restructuring Plan were $8.7 million.

In March 2007, the Company announced an initiative to restructure operations and to reduce its work force from 196 employees to approximately 35 employees by the end of 2007 (the 2007 Restructuring Plan). Under the 2007 Restructuring Plan, the Company closed its operations in Toronto, Canada and Salt Lake City, Utah. These steps are part of the Company's strategy to transition to an organization that will rely primarily on outsourcing research, development activities and manufacturing operations, as well as other functions critical to its business. The Company believes this approach enhances its ability to focus on late stage product opportunities, preserve cash, allocate resources rapidly to different projects and reallocate internal resources more effectively.

The charge related to the 2007 Restructuring Plan during the year ended December 31, 2007 was $12.9 million. The charge during the year ended December 31, 2007 was comprised of $8.7 million in severance related cash expenses, $1.0 million for accelerated vesting of options under existing employee severance agreements and retirement plan, $2.7 million for accelerated vesting of restricted stock units under employee retention plans and $485,000 for stock awards under employee severance enhancement agreements. Associated severance payments were substantially paid by February 28, 2008 for severed US employees and are anticipated to be paid by December 31, 2008 for severed Canadian employees. The cumulative restructuring charges through December 31, 2007 related to the 2007 Restructuring Plan were $12.9 million. Total anticipated restructuring charges as a result of the 2007 Restructuring Plan are estimated to be approximately $13.0 million.

A summary of accrued restructuring costs is as follows (in thousands):

	December 31, 2005	Charges	Cash	Non-Cash	December 31, 2006
2006 Restructuring Plan:					
Severance	$ -	$ 7,606	$ (6,772)	$ (227)	$ 607
Contract Termination Costs	-	573	(573)	-	-
	$ -	$ 8,179	$ (7,345)	$ (227)	$ 607

	December 31, 2006	Charges	Cash	Non-Cash	December 31, 2007
2006 Restructuring Plan:					
Severance	$ 607	$ 476	$ (1,076)	$ -	$ 7
2007 Restructuring Plan:					
Severance	-	12,910	(7,143)	(3,437)	2,330
	$ 607	$ 13,386	$ (8,219)	$ (3,437)	$ 2,337

(10) Long-term Debt Obligations

The following table reflects the carrying value of our long-term debt obligations under our various financing arrangements as of December 31, 2007 and 2006 (in thousands):

| | December 31, | |
	2007	2006
Convertible notes	$ 50,598	$ 192,000
Secured notes	310,697	173,734
Capital lease	146	-
Lease financing obligation	-	18,843
Total borrowings	361,441	384,577
Less current position	24,992	19,044
Total long-term debt obligations	$ 336,449	$ 365,533

(a) Convertible Notes

In August 2007, the Company completed a private placement of $50.0 million in 5.75% Convertible Notes due August 7, 2014 (5.75% Convertible Notes). The Company received net proceeds from the 5.75% Convertible Notes of approximately $49.4 million, after deducting costs associated with the offering. The 5.75% Convertible Notes accrue interest at an annual rate of 5.75% payable quarterly in arrears on the first day of the succeeding calendar quarter commencing January 1, 2008. Accrued interest on the 5.75% Convertible Notes was approximately $1.2 million as of December 31, 2007. The holders may convert all or a portion of the 5.75% Convertible Notes into common stock at any time, subject to certain milestones, on or before August 7, 2014. The 5.75% Convertible Notes are convertible into common stock at a conversion price of $5.44 per share, subject to adjustments in certain events. The 5.75% Convertible Notes are unsecured debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after August 7, 2012, the Company may redeem any or all of the 5.75% Convertible Notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest to the day preceding the redemption date. The 5.75% Convertible Notes provide for certain events of default, including payment defaults, breaches of covenants and certain events of bankruptcy, insolvency and reorganization. The 5.75 % Convertible Notes also provide that if there shall occur a fundamental change, as defined, at any time prior to the maturity of the Note, then the holder shall have the right, at the Holder's option, to require the Company to redeem the notes, or any portion thereof plus accrued interest and liquidated damages, if any. If a change of control, as defined, occurs and if the holder converts notes in connection with any such transaction, the Company will pay a make whole premium by increasing the conversion rate applicable to the notes. If any event of default occurs and is continuing, the principal amount of the 5.75% Convertible Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. The Company has filed a registration statement with the SEC, which has been declared effective, covering the common stock issuable upon conversion of the 5.75% Convertible Notes. The Company incurred debt issuance costs of approximately $600,000, which have been deferred and which are being amortized over a seven-year period. The effective interest rate on the 5.75% Convertible Notes, including debt issuance costs, is 6.0%.

Pursuant to the Registration Rights Agreement, the Company has filed a shelf registration statement with the SEC, covering resales of the common stock issuable upon conversion of the 5.75% Convertible Notes. The registration statement has been declared effective. The Company agreed to use its reasonable best efforts to keep the registration statement effective until the earlier of (i) the date as of which holders may sell all of the securities covered by the registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933 or (ii) the date on which holders shall have sold all of the securities covered by the registration statement. If the Company fails to comply with these covenants or suspends use of the registration statement for periods of time that exceed what is permitted under the Registration Rights Agreement, the Company is required to pay liquidated damages in an amount equivalent to 1% per annum of (a) the principal amount of the notes outstanding, or (b) the conversion price of each underlying share of common stock that has been issued upon conversion of a note, in each case, until the Company is in compliance with these covenants The Company believes the likelihood of such an event occurring is remote and, as such, the Company has not recorded a liability as of December 31, 2007.

In July 2003, the Company completed a private placement of $192.0 million in 3.0% Convertible Notes due June 15, 2008 (3% Convertible Notes). The Company received net proceeds from the 3% Convertible Notes of approximately $185.9 million, after deducting costs associated with the offering. The 3% Convertible Notes accrue interest at an annual rate of 3.0% payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2003. Accrued interest on the 3% Convertible Notes was approximately zero as of December 31, 2007. The holders may convert all or a portion of the 3% Convertible Notes into common stock at any time on or before June 15, 2008. The 3% Convertible Notes are convertible into common stock at a conversion price of $36.59 per share, subject to adjustment in certain events. The 3% Convertible Notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after June 20, 2006, the Company may redeem any or all of the 3% Convertible Notes at redemption prices of 100% of their principal amount, plus accrued and unpaid interest through the day preceding the redemption date. Upon the occurrence of a "fundamental change," as defined in the indenture governing the 3% Convertible Notes, holders of the 3% Convertible Notes may require the Company to redeem all or a part of the 3% Convertible Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. The Company has filed a registration statement with the United States Securities and Exchange Commission covering the resale of the 3% Convertible Notes and common stock issuable upon conversion of the 3% Convertible Notes. The Company incurred debt issuance costs of $6.1 million, which have been deferred and are being amortized over a five-year period. The effective interest rate on the 3% Convertible Notes, including debt issuance costs, is 3.6%.

In August 2007 the Company repurchased $20.2 million par value of outstanding 3% Convertible Notes in the open market at a price of $19.5 million plus accrued interest. Additionally, in October 2007, the Company closed a tender offer in which $171.2 million of the 3.0% Convertible Notes were tendered to the Company for $169.1 million plus accrued interest. These 3% Convertible Notes were subsequently retired during the year ended December 31, 2007. As of December 31, 2007, the Company had $598,000 of the 3% Convertible Notes outstanding. The repurchase and subsequent retirement of the 3% Convertible Notes is considered an early extinguishment of debt. The amount paid to repurchase the 3% Convertible Notes was less than the carrying value of the 3% Convertible Notes. Accordingly, the Company recorded a gain of $1.3 million, which is net of the write-off of $823,000 of deferred financing costs, during the year ended December 31, 2007 on such extinguishment in accordance with the provisions of Accounting Principles Board Opinion No. 26, *Early Extinguishment of Debt* (APB No. 26).

(b) Secured Notes Payable

In December 2004, the Company completed a private placement of $175.0 million in Secured 8.0% Notes due March 30, 2017 (Class A Notes). The Company received net proceeds from the issuance of the Class A Notes of approximately $169.3 million, after deducting costs associated with the offering. The Class A Notes accrue interest at an annual rate of 8.0% payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year (Payment Date). The Class A Notes are secured by certain royalty and related rights of the Company under its agreement with Amgen. Additionally, the only source for interest payments and principal repayment of the Class A Notes is limited to royalty and milestone payments received from Amgen plus any amounts available in the restricted cash reserve account and earnings thereon as described later. The Class A Notes are non-recourse to NPS Pharmaceuticals, Inc. Payments of principal will be made on March 30 of each year commencing March 30, 2006, to the extent there is sufficient revenue available for such principal payment. As of December 31, 2007, the outstanding principal balance on the Class A Notes was $154.5 million. In connection with the issuance of the Class A Notes, the Company was required to place $14.2 million of the Class A Notes proceeds into a restricted cash reserve account to pay any shortfall of interest payments through December 30, 2006. All remaining amounts of this $14.2 million were used to repay principal in March 2007. In the event the Company receives royalty and milestone payments under its agreement with Amgen above certain specified amounts, a redemption premium on principal repayment will be owed. The redemption premium ranges from 0% to 41.5% of principal payments, depending on the annual net sales of Sensipar by Amgen. As of December 31, 2007, the Company classified $24.3 million of the Class A Notes as current based on royalty payments accrued during the year ended December 31, 2007 plus available balances in the restricted cash reserve account less estimated redemption premiums. The Company may repurchase, in whole but not in part, the Class A Notes on any Payment Date at a premium ranging from 0% to 41.5% of outstanding principal, depending on the preceding four quarters' sales of Sensipar by Amgen. The Company is accruing the estimated redemption premiums over the estimated life of the debt of six years using the "effective interest-rate" method. Accrued interest on the Class A Notes was approximately $5.0 million as of December 31, 2007 which includes the Company's estimate of the redemption premium. The Company incurred debt issuance costs of $5.7 million, which are also being amortized using the "effective interest-rate" method. The effective interest rate on the Class A Notes, including debt issuance costs and estimated redemption premiums, is approximately 15.0%.

In July 2007, the Company entered into an agreement with DRI Capital, or DRI, formerly Drug Royalty L.P.3, in which the Company sold to DRI its right to receive future royalty payments arising from sales of PREOTACT under its license agreement with Nycomed. Under the agreement, DRI paid the Company an up-front purchase price of $50.0 million. An additional $25.0 million will be due to the Company in 2010 if certain PREOTACT sales thresholds are achieved. If and when DRI receives two and a half times the principal advanced, the agreement will terminate and the remainder of the royalties, if any, will revert back to the Company. The Company has determined that it should classify the initial up-front purchase price as debt and amortize using the effective interest rate method over an estimated life of 11 years. The repayment of the $50.0 million is secured solely by future royalty payments arising from sales of PREOTACT by Nycomed. The effective interest rate under the agreement, including issuance costs, is approximately 17.8%.

In August 2007, the Company completed a private placement of $100.0 million in Secured 15.5% Notes due March 30, 2017 (Class B Notes). The Company received net proceeds from the issuance of the Class B Notes of approximately $97.0 million, after deducting costs associated with the offering. The Class B Notes accrue interest at an annual rate of 15.5% payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year. The Class B Notes are secured by certain royalty and related rights of the Company under its agreement with Amgen. Additionally, the only source for interest payments and principal repayment of the Class B Notes is limited to royalty and milestone payments received from Amgen and only after the Class A Notes are paid in full. Prior to repayment in full of the Class A Notes, interest on the Class B Notes will be paid in kind through the issuance of notes (the PIK Notes) which will be part of the same class and have the same terms and rights as the Class B Notes, except that interest on the PIK Notes will begin to accrue from the date that such PIK Notes are issued. The Class B Notes are non-recourse to NPS Pharmaceuticals, Inc. The Company may repurchase, in whole but not in part, the Class B Notes at a calculated Redemption Price based on the timing of repurchase and the source of proceeds for the repurchase. The Redemption Price varies between 100.0% and 107.75% depending on these variables. PIK Notes were issued on September 30, 2007 and December 31, 2007 in the amount of $2.3 million and $3.9 million, respectively. The Company incurred debt issuance costs of $3.6 million, which are being amortized using the "effective interest-rate" method. The effective interest rate on the Class B Notes, including debt issuance costs, is approximately 21.6%.

(c) Lease Financing Obligations

In December 2005, the Company completed a sale-leaseback transaction with BioMed Realty, in which the Company sold its 93,000 square foot laboratory and office building located in Salt Lake City, Utah for $19.0 million and leased back the property under a 15-year lease. Net proceeds from the sale were $19.0 million. Because the lease agreement in the sale-leaseback transaction contained a purchase option by the Company, the Company accounted for the transaction as a financing arrangement where the gain on the sale of $4.3 million was deferred.

In May 2007, the Company closed an Agreement of Purchase and Sale to repurchase from BioMed Realty its 93,000 square foot laboratory and office building for $20.0 million. Under the terms of the agreement, the Company's 15-year lease obligation was extinguished. The repurchase of the laboratory and office building is considered an early extinguishment of debt. The amount paid to repurchase the laboratory and office building was in excess of the carrying value of the lease financing obligation. Accordingly, the Company recorded a loss of $1.0 million during the year ended December 31, 2007 on such extinguishment. See Note 6

(d) Contractual maturities of long-term debt obligations

The aggregate contractual maturities of long-term debt obligations, including estimated maturities of the Secured Notes, due subsequent to December 31, 2007 are as follows (in thousands):

Year ending December 31:	
2008	$ 24,992
2009	36,316
2010	47,912
2011	101,015
2012	54,923
Thereafter	96,283
Total long-term debt obligations	$ 361,441

(11) Capital Stock

(a) Stockholder Rights Plan

In December 1996, the board of directors approved the adoption of a Stockholder Rights Plan (the Rights Plan). The Rights Plan was subsequently amended on December 31, 2001 to increase the purchase price of a share of Series A Junior Participating Preferred Stock and to extend the expiration date of the Rights Plan. The Rights Plan provides for the distribution of a preferred stock purchase right (Right) as a dividend for each outstanding share of the Company's common stock. This Right entitles stockholders to acquire stock in the Company or in an acquirer of the Company at a discounted price in the event that a person or group acquires 20% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's stock. Each right entitles the registered holder to purchase from the Company 1/100th of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a price of $300 per 1/100th of a preferred share, subject to adjustment. The Rights may only be exercised on the occurrence of certain events related to a hostile takeover of the Company as described above. In any event, the Rights will expire on December 31, 2011. The Rights may be redeemed by the Company at $0.01 per right at any time prior to expiration or the occurrence of an event triggering exercise. At December 31, 2007, the Rights were not exercisable.

(b) Capital Stock Transactions

In September 2005, the Company completed a public offering of 7.0 million shares of our common stock at $11.35 per share, with net proceeds of approximately $78.7 million, after deducting offering costs of $797,000.

(12) Share-Based Compensation Plans

As of December 31, 2007, the Company has five equity incentive plans: the 1987 Stock Option Plan (the 1987 Plan), the 1994 Equity Incentive Plan (the 1994 Plan), the 1994 Nonemployee Directors' Stock Option Plan (the Directors' Plan), the 1998 Stock Option Plan (the 1998 Plan), and the 2005 Omnibus Incentive Plan (the 2005 Plan). An aggregate of 8,203,593 shares are authorized for future issuance under the five plans.

As of December 31, 2007, there are no shares reserved for future grant under the 1987 Plan, the 1994 Plan and the Directors' Plan. As of December 31, 2007, there are 735,218 and 1,787,547 shares reserved for future grant under the 2005 Plan and 1998 Plan, respectively. The Company's 2005 Plan provides for the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, cash-based awards and other stock-based awards. The Company's 1998 Plan provides for the grant of nonqualified stock options and incentive stock options. Under the Company's 2005 Plan, the exercise price of stock options, the grant price of stock appreciation rights and the initial value of performance awards, must be equal to at least 100% of the fair market value of the Company's common stock on the date of grant. Stock options generally vest 28% after year one and 2% per month thereafter. During 2007 and 2006, directors of the Company were granted 197,357 and 178,836, respectively, in deferred stock units for services that were recorded at fair value. During 2006, certain employees and executive officers of the Company were granted 835,798 restricted stock units which vest subject to continued employment over a two or three year period. Under the Company's 1998 Plan, the exercise price of options is generally not less than the fair market value of the Company's common stock on the date of grant. The number of shares, terms, and exercise period are determined by the board of directors on a grant-by-grant basis, and the exercise period does not extend beyond ten years from the date of the grant. Stock options generally vest 28% after one year and 2% to 3% per month thereafter.

The Company also had an Employee Stock Purchase Plan (the Purchase Plan) whereby qualified employees were allowed to purchase limited amounts of the Company's common stock at the lesser of 85% of the market price at the beginning or end of the offering period or purchase period. The Company authorized 685,000 shares for purchase by employees. Employees purchased 123,101, 169,712 and 103,575 shares under the Purchase Plan in the years ended December 31, 2007, 2006, and 2005, respectively, and 13 shares remain available for future purchase. The Purchase Plan has been discontinued until additional shares are made available.

Prior to January 1, 2006, the Company employed the footnote disclosure provisions of SFAS No. 123, *Accounting for Stock—Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation— Transition and Disclosure, an amendment of SFAS No. 123.* SFAS No. 123 encouraged entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allowed an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* The

Company elected to continue to apply the provisions APB Opinion No. 25, under which no compensation cost was recognized when the exercise price of the option equaled the market price of the stock on the date of grant. The Company used the straight-line method of amortization for stock-based compensation. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's consolidated net loss and net loss per share for the year ended December 31, 2005 would have been increased to the following pro forma amounts (in thousands, except per share amounts):

	Year Ended December 31, 2005
Net loss:	
As reported	$ (169,723)
Add: Stock-based employee compensation expense included in reported net loss	4,003
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(16,788)
Pro forma	$ (182,508)
Net loss per share as reported:	
Basic and diluted	$ (4.14)
Pro forma:	
Basic and diluted	$ (4.45)

Net loss, as reported, in 2005 also includes compensation cost of $2,000 for stock-based compensation awards for nonemployees.

The pro forma disclosure shown above reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted during the year ended December 31, 2005:

	Year ended December 31, 2005
Dividend yield	-
Expected volatility	66.0 %
Risk-free interest rate	4.1 %
Expected term (in years)	4.6

Under SFAS No. 123 with the Black-Scholes option-pricing model, the Company estimated volatility using only its historical share price performance over the expected life of the option. Under SFAS No. 123R, however, the Company estimates expected volatility using a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's common stock over the expected life of the options. In calculating the estimated volatility for the years ended December 31, 2007 and 2006, the Company weighted implied volatility at zero percent and historical volatility at 100%. Results of prior periods do not reflect any restated amounts and the Company had no cumulative effect adjustment upon adoption of SFAS No. 123R under the modified prospective method. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. Additionally, the Company's policy is to issue new shares of common stock to satisfy stock option and stock appreciation right exercises or grants of restricted shares or deferred stock units.

The compensation expense under SFAS No. 123R is recorded in cost of goods sold, research and development expense, selling, general and administrative expense and restructuring charges based on the specific allocation of employees receiving the awards. Additionally, the Company eliminated the January 1, 2006 deferred compensation balance against additional paid-in capital upon adoption of SFAS No. 123R.

The following table summarizes the effect of compensation cost arising from share-based payment arrangements on the Company's statements of operations for the years ended December 31, 2007 and 2006 for the Company's stock option plans, the employee stock purchase plan and other share-based awards: (in thousands)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Research and development	$ 1,000	$ 7,790
Selling, general and administrative	4,005	7,425
Restructuring charges	1,030	227
Total cost of share-based compensation	6,035	15,442
Amount capitalized in inventory during the year	-	18
Amount recognized in income for amount previously capitalized in inventory	(18)	-
Amounts charged against income, before income tax expense (benefit)	$ 6,017	$ 15,460

The fair value of each option award is estimated, on the date of grant using the Black-Scholes option-pricing valuation model, which incorporates ranges of assumptions for inputs as shown in the following table. The assumptions are as follows:

- The expected volatility is a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's stock over the expected life of the options.

- The Company uses historical data to estimate the expected life of the option; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected life of options granted represents the period of time the options are expected to be outstanding.

- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the expected life of the option.

- The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the expected life of the option.

	Years ended December 31,	
	2007	2006
Dividend yield range	—	—
Expected volatility range	58.5% – 62.4%	51.4% – 64.9%
Risk-free interest rate range	4.3% – 5.0%	4.4% – 5.1%
Expected term (in years)	3.2 – 4.1	3.2 – 4.1

A summary of activity related to aggregate stock options and stock appreciation rights under all plans is indicated in the following table (in thousands, except per share amounts):

	Year ended December 31, 2007			
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Options outstanding at beginning of year	5,498	$ 16.36		
Options granted	1,821	5.04		
Options exercised	12	4.42		
Options canceled	2,417	15.47		
Options outstanding at end of year	4,890	12.59	5.54	$ -
Vested and expected to vest	4,498	13.20	5.26	$ -
Options exercisable at end of year	3,005	$ 17.17	3.41	$ -

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $2.05, $3.87 and $6.85, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $9,000, $25,000 and $390,000, respectively.

Restricted stock, restricted stock units and deferred stock unit grants consist of the Company's common stock. The fair value of each restricted stock grant, restricted stock unit and deferred stock unit is equal to the market price of the Company's stock at the date of grant. Restricted stock and restricted stock unit grants are time vested. During 2006 certain grants of restricted stock units to employees contained performance vesting criteria. During the years ended December 31, 2007, 2006 and 2005, the Company granted 197,357, 178,836 and 151,962 deferred stock units, respectively, which did not contain any vesting restrictions. A summary of activity related to aggregate restricted stock and restricted stock units as of December 31, 2007, is indicated in the following table (shares in thousands):

	Number of shares		Weighted-average grant date fair value
Nonvested at beginning of year	1,016	$	5.69
Granted	442		4.18
Vested	(561)		4.47
Forfeited	(690)		4.76
Nonvested at December 31, 2007	207	$	4.99

As of December 31, 2007, there was $12.0 million of total unrecognized compensation cost related to all unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 1.45 years. During the year ended December 31, 2007, cash received from stock options exercised was $52,000.

(13) Income Taxes

The Company has recorded income tax expense (benefit) for the years ended December 31, 2007, 2006 and 2005 of $854,000, zero and $(55,000), respectively.

Income tax differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before income tax expense (benefit) as a result of the following (in thousands):

	Years ended December 31,		
	2007	2006	2005
Computed "expected" tax expense (benefit)	$ 67	$ (38,307)	$ (57,724)
Expiration of tax attributes	6,025	2,726	2,249
Foreign tax rate differential	(812)	967	(1,176)
Change in the valuation allowance for deferred tax assets attributable to operations and other adjustments	(49,811)	17,327	53,483
Adjustment to deferred tax assets for changes in foreign taxes, laws and rates	38,478	13,321	6,014
U.S. and foreign credits	-	(431)	(2,686)
State income taxes, net of federal tax effect	2,303	(421)	(1,634)
Foreign R&D wage tax credits (recoverable) payable	-	-	(55)
Equity based compensation expense	58	1,039	335
Other	4,546	3,779	1,139
	$ 854	$ -	$ (55)

The Company recorded income tax expense of $854,000 during the year ended December 31, 2007 for U.S. alternative minimum tax. The Company recorded income tax benefit of $55,000 during the year ended December 31, 2005 for refundable income tax credits relating to research and development activities in the province of Quebec.

83

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	Years ended December 31,					
		2007		2006		2005
Domestic	$	38,505	$	(15,927)	$	(50,617)
Foreign		(38,308)		(96,741)		(119,161)
Total income (loss) before taxes	$	197	$	(112,668)	$	(169,778)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2007 and 2006 are presented below (in thousands):

	2007			2006		
		Domestic	Foreign		Domestic	Foreign
Deferred tax assets:						
Stock compensation expense	$	5,362	$ -	$	3,684	$ -
Accrued compensation		69	-		186	-
Equipment and leasehold improvements, principally due to differences in depreciation and write down of assets		(40)	-		2,006	3,258
Other accrued expenses		45	-		281	-
Intangible assets		-	5,039		-	5,627
Research and development pool carryforward		-	63,389		-	65,922
Net operating loss carryforward		80,620	189,966		95,505	182,459
Research credit carryforward		7,021	-		8,106	-
Minimum tax credit		854	-		-	-
Capital loss carryfroward		1,915	-		-	-
Investment tax credit carryforward		-	18,080		-	18,124
State credits		-	-		257	-
Deferred royalty income		-	16,207		-	-
Other		-	210		58	-
Total gross deferred tax assets		95,846	292,891		110,083	275,390
Less valuation allowance		(95,846)	(292,891)		(110,083)	(275,390)
Deferred tax assets		-	-		-	-
Deferred tax liabilities		-	-		-	-
Net deferred tax asset (liability)	$	-	$ -	$	-	$ -

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2007 will be allocated as follows: 1) To the extent that the Allelix acquired net deferred tax assets are recognized, the tax benefit will be applied to reduce any remaining unamortized goodwill. At December 31, 2007, the remaining unamortized goodwill equaled $11.1 million. 2) Tax benefits in excess of the acquired goodwill related to the acquisition will be reported as a reduction of income tax expense. The valuation allowance includes the benefit for stock option exercises which increased the domestic net operating loss carryforwards. Future reductions to the domestic valuation allowance will be allocated $85.9 million to operations and $9.9 million to paid-in capital.

The net change in the Company's total valuation allowance for the years ended December 31, 2007, 2006, and 2005 was an increase of $3.3 million, $23.0 million and $59.9 million, respectively. The Company has a cumulative loss for the previous three years and projects losses into the future. Accordingly, as of December 31, 2007, the Company believes that it is not more likely than not that results of future operations will generate sufficient income to realize any of our gross deferred tax assets and has recorded a 100% valuation allowance.

At December 31, 2007, the Company had domestic and foreign net operating loss and credit carryforwards available to offset future income for tax purposes approximately as follows (in thousands):

Expiring:	Domestic net operating loss carryforward for regular income tax purposes	Domestic research credit carry-forward	Canadian net operating loss carryforward for regular income tax purposes Federal	Provincial	Canadian research pool carry-forward	Canadian investment tax credit carry-forward
2008	$ -	$ 334	$ 63,523	$ 68,463		$ 293
2009	-	317	97,569	101,586		-
2010	-	166	129,284	132,631		1,950
2011	-	360	-	-		3,015
2012	-	846	-	-		2,853
2013	-	-	-	-		3,662
2014	17,520	-	154,409	157,194		3,743
2015	16,136	-	109,309	109,600		3,041
2016	3,951	-	-	-		-
2017	16,083	-	-	-		-
2018	66,194	1,035	-	-		-
2019	34,616	989	-	-		-
2020	60,688	722	-	-		-
2021	8,107	240	-	-		-
2022	-	363	-	-		-
2023	-	296	-	-		-
2024	-	412	-	-		-
2025	-	511	-	-		-
2026	-	430	92,239	94,922		1,707
2027	-	-	-	-		1,007
Total	$ 223,295	$ 7,021	$ 646,333	$ 664,396	$ 218,581	$ 21,271

The Company also has domestic state net operating loss carryovers and tax credit carryforwards in varying amounts depending on the different state laws. The Company's domestic tax loss carryover for alternative minimum tax purposes is approximately the same as the Company's regular tax loss carryover. For the year ended December 31, 2007, certain Canadian research pool carryforward amounts were reclassified to Canadian net operating loss carryforwards as a result of audit by Canadian and Quebec tax authorities. The remaining Canadian research pool carryforward of $218.6 million carries forward indefinitely.

As measured under the rules of the Tax Reform Act of 1986, the Company has undergone one or more greater than 50% changes of ownership since 1986. Consequently, use of the Company's domestic net operating loss carryforward and research credit carryforward against future taxable income in any one year may be limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's fair market value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years.

Effective January 1, 2007, the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109*, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48*, retroactive to the adoption of FIN 48. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

A reconciliation of the unrecognized tax benefits for the year ended December 31, 2007 is as follows (in thousands):

	Unrecognized Tax Expense
Balance as of January 1, 2007	$ 5,148
Additions for current year tax positions	-
Reductions for prior year tax positions	(280)
Balance as of December 31, 2007	$ 4,868

Unrecognized tax benefits amounted to $4.9 million at December 31, 2007, and did not include any accrued potential penalties or interest. The Company does not expect unrecognized tax benefits to change significantly over the next 12 months.

The Company accounts for penalties or interest related to uncertain tax positions as part of its provision for income taxes. Due to the Company's net operating loss carryforwards the adjustment related to the FIN 48 liability would not expect to result in a cash tax liability. Accordingly, the Company has not accrued for penalties or interest for both the U.S. (both Federal and State) and Canada as of December 31, 2007 and 2006. Also, due to the Company's net operating loss carryforwards, the Company does not believe any of its unrecognized tax benefits would have an impact on the effective tax rate

The Company files income tax returns in various jurisdictions with varying statutes of limitations. As of December 31, 2007, the statute of limitations for income tax audits in Canada remains open for the tax years ended on or after December 31, 2002. The statute of limitations for income tax audits in the US remains open for the tax years ended on or after December 31, 2002.

(14) Employee Benefit Plan

The Company maintains a tax-qualified employee savings and retirement plan (401(k) Plan) covering all of the Company's employees in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation up to the maximum percent allowable, not to exceed the limits of code section 401(k), 403(b), 404 and 415, of eligible compensation or the prescribed IRS annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants. During the years ended December 31, 2007 and 2006, the Company matched 100% of employee contributions up to 3% of employee pre-tax contributions and 50% of employee contribution on the next 3% of employee pre-tax contributions. During the year ended December 31, 2005 the Company matched one-half of employee contributions up to a maximum contribution from the Company of the lesser of 3% of employee compensation or $6,300. The Company recorded an expense associated with these matching contributions for the years ended December 31, 2007, 2006, and 2005 of $602,000, $927,000 and $607,000, respectively.

Additionally, the Company maintains a tax-qualified defined contribution pension plan for its Canadian employees. Employees may elect to reduce their current compensation by 2% or 4% of eligible compensation up to a maximum of Cnd. $9,000 per year in 2007, and have the amount of such reduction contributed to the pension plan. The Company matches 100% of such contributions. The Company recorded an expense associated with these matching contributions for the years ended December 31, 2007, 2006, and 2005 of Cnd. $137,000, Cnd. $328,000, and Cnd. $342,000, respectively.

(15) Disclosure about the Fair Value of Financial Instruments

The carrying value for certain short-term financial instruments that mature or reprice frequently at market rates approximates fair value. Such financial instruments include: cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities. The fair values of marketable investment securities are based on quoted market prices at the reporting date or other methods as more fully described in Note 10. The fair value of the Company's Convertible Notes are estimated to be approximately $586,000 and $169.9 million as of December 31, 2007 and 2006 respectively for the outstanding 3% convertible notes and $51.5 million as of December 31, 2007 for the 5.75% convertible notes. The fair value of the Company's Secured Notes was estimated to be $156.0 million and $198.0 million as of December 31, 2007 and 2006, respectively for the Class A Notes and $106.2 million as of December 31, 2007 for the Class B Notes. The Company does not invest in derivatives.

(16) Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement on Financial Accounting Standard No. 157, *Fair Value Measurements,* or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued Statement on Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115,* or SFAS No 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for first fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of SFAS No. 159 will have on our consolidated financial position, results of operations and cash flows.

In June 2007, the FASB ratified the Emerging Issues Task Force, or EITF, consensus on EITF Issue No. 07-3, *Advance Payments for Research and Development Activities.* EITF Issue No. 07-3 requires companies to record non-refundable advance research and development payments to acquire goods and services as an asset if the contracted party has not yet performed the related activities. The amount capitalized is then recognized as expense when the research and development activities are performed. EITF Issue No. 07-3 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively for new contractual agreements. The Company is currently evaluating the impact, if any, the adoption of EITF Issue No. 07-3 will have on the Company's consolidated financial position, results of operations and cash flows.

At its December 2007 meeting, the FASB ratified the consensus reached by the EITF in Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.* The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity's business and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF Issue No. 07-1 applies to the entire collaborative agreement. This Issue is effective for fiscal years beginning after December 15, 2008, and is to be applied using a modified retrospective method to all periods presented for all collaborative arrangements existing as of the effective date. The Company is currently evaluating the impact, if any, the adoption of EITF Issue No. 07-1 will have on our consolidated financial position, results of operations and cash flows.

(17) Commitments and Contingencies

The Company has agreed to indemnify, under certain circumstances, certain manufacturers and service providers from and against any and all losses, claims, damages or liabilities arising from services provided by such manufacturers and service providers or from any use, including clinical trials, or sale by the Company or any Company agent of any product supplied by the manufacturers.

The Company has entered into long-term agreements with various third-party contract manufacturers for the production and packaging of drug product and vials. Under the terms of these various contracts, we are required to purchase certain minimum quantities of drug product each year.

87

The Company has contractual commitments of $2.8 million for drug product for the year ending December 31, 2008, primarily with Vetter Pharma-Fertigung GmbH & Co. or Vetter for the manufacture of clinical and commercial supplies of PREOS and GATTEX. Amounts owed to Vetter are based on firm commitments for the purchase of drug product. Amounts purchased under contractual inventory commitments from third-party contract manufacturers for the years ended December 31, 2007, 2006 and 2005 were $11.4 million, $19.4 million and $23.9 million, respectively.

(18) Legal Proceedings

A consolidated shareholders' securities class action lawsuit is currently pending against the Company and certain of its present and former officers and directors in the U.S. District Court for the District of Utah, Central Division, as Case No. 2:06cv00570 DAK. By order dated September 14, 2006, the court consolidated four separately filed lawsuits into this action. By order dated November 17, 2006, the court appointed lead plaintiff and counsel for the proposed class. On January 16, 2007, the lead plaintiff and its counsel filed a consolidated amended complaint asserting two federal securities claims on behalf of lead plaintiff and all other shareholders of NPS who purchased publicly traded shares of NPS between August 7, 2001, and May 2, 2006, which period is referred to in this paragraph as the "class period." The consolidated complaint asserts two claims: a claim founded upon Section 10(b) of the Securities Exchange Act of 1934, or the 1934 Act, and SEC Rule 10b-5 promulgated thereunder, which is asserted against all defendants, and a claim founded upon Section 20(a) of the 1934 Act, which is asserted against the individual defendants. Both claims are based on the allegations that, during the class period, NPS and the individual defendants made false and misleading statements to the investing public concerning PREOS. The consolidated complaint alleges that false and misleading statements were made during the class period concerning the efficacy of PREOS as a treatment for postmenopausal osteoporosis, the potential market for PREOS, the dangers of hypercalcemic toxicity as a side effect of injectable PREOS, and the prospects of FDA approval of our NDA for injectable PREOS. The complaint also alleges claims of option backdating and insider trading of NPS stock during the class period. The consolidated complaint seeks compensatory damages in an unspecified amount, unspecified equitable or injunctive relief, and an award of an unspecified amount for plaintiff's costs and attorneys fees.

On March 19, 2007, Defendants filed a motion to dismiss the consolidated complaint, which the court denied on July 3, 2007. On August 1, 2007, the court entered a scheduling order setting a trial date for the action on April 20, 2009. On November 1, 2007, lead plaintiff filed its motion to certify the class of shareholders that it seeks to represent in the action. On January 30, 2008, defendants filed an opposition to this motion, and it is currently pending before the court. Although defendants believe the motion should be denied, no assurances can be given in this regard. If lead plaintiff's motion for class certification is granted, the parties will continue to engage in the discovery process and prepare for trial.

The Company believes the claims are without merit and intends to vigorously defend itself and the related defendants in this action. The Company maintains insurance for actions of this nature, which it believes is adequate.

On August 22, 2006, an NPS shareholder filed a shareholder derivative action against certain of the Company's present and former officers and directors. This action, which names NPS as a nominal defendant but is asserted on NPS's behalf, is pending in the Third Judicial District Court of Salt Lake County, State of Utah, as Case No. 060913838. The complaint asserts allegations similar to those asserted in the securities class action described above and also alleges that the defendant directors and officers violated their fiduciary duties by making the allegedly false and misleading statements to the investing public concerning PREOS. The derivative complaint seeks compensatory damages in an unspecified amount, unspecified equitable or injunctive relief and an award of an unspecified amount for plaintiff's costs and attorneys fees.

Defendants filed a motion to dismiss the lawsuit, which the Court granted by order dated July 8, 2007. In the order, the Court also granted plaintiff leave to propound a books and records inspection demand under Utah law and to amend his shareholder derivative complaint. Plaintiff served a books and records inspection demand, in response to which NPS produced the requested documents. On December 14, 2007, defendants filed a motion to stay the lawsuit pending resolution of the securities class action and similar shareholder derivative lawsuits filed in U.S. District Court for the District of Utah, which is described below. Plaintiff has opposed defendants' motion to stay, which is currently pending before the court. If the court does not grant defendants' motion to stay, plaintiff will be permitted to file an amended shareholder derivative complaint.

Three additional shareholder derivative suits are pending against certain of our present and former officers and directors in the U.S. District Court for the District of Utah. These lawsuits are titled Wagner v. Tombros, et al. (filed July 24, 2007), Alvarez v. Jackson, et al. (filed August 17, 2007), and Sutton v. Tombros, et al. (filed November 14,

2007). These lawsuits also allege the defendants made false and misleading statements concerning PREOS, and that because of these statements, the defendants breached their fiduciary duties. In addition, the Sutton complaint alleges that the defendants made false and misleading statements concerning GATTEX, and because of these statements, the defendants breached their fiduciary duties. All three lawsuits seek compensatory damages in an unspecified amount, unspecified equitable or injunctive relief and an award of an unspecified amount for plaintiff's costs and attorneys fees.

The Wagner, Alvarez, and Sutton complaints have not yet been served on any of the defendants, and therefore the deadlines to respond to these complaints have not been set.

We intend to vigorously defend against all the purported shareholder derivative actions, which we believe are without merit and were brought in the name of the corporation in violation of controlling law. We maintain insurance for actions of this nature, which we believe is adequate.

(19) Supplemental Cash Flow Information and Non-cash Investing and Financing Activities:
(in thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash Paid for:			
Interest	$ 31,442	$ 18,530	$ 20,591
Income taxes	-	-	3,607
Noncash Investing and Financing Activities:			
Unrealized gains (losses) on marketable investment securities	$ (2,069)	$ 562	$ (559)
Accrued acquisition of equipment, leasehold improvements and construction-in-progress	-	-	477
Debt issued in lieu of interest	6,246	-	-
Royalties transferred in lieu of interest	2,933	-	-

(20) Selected Quarterly Financial Data (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006 (in thousands, except for per share amounts):

	Quarters Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2007				
Revenues	$ 9,991	$ 13,115	$ 29,161	$ 33,981
Operating income (loss)	(15,937)	(9,200)	21,412	36,690
Net income (loss)	(21,144)	(14,807)	14,089	21,205
Basic income (loss) per common share (1)	$ (0.45)	$ (0.32)	$ 0.30	$ 0.45
Diluted income (loss) per common and potential common share (1)	$ (0.45)	$ (0.32)	$ 0.28	$ 0.39
2006				
Revenues	$ 6,083	$ 8,282	$ 10,071	$ 24,066
Operating loss	(34,477)	(35,001)	(14,663)	(8,798)
Net loss	(38,329)	(39,275)	(21,079)	(13,985)
Basic and diluted loss per common and potential common share (1)	$ (0.83)	$ (0.85)	$ (0.45)	$ (0.30)

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable

ITEM 9A. Controls and Procedures.

a)   Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures" within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our disclosure controls and procedures, or Disclosure Controls, are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Our Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, which was done under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on the evaluation and the identification of the material weaknesses in internal control over financial reporting described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective.

Management determined that at December 31, 2007 we had material weaknesses because the company did not have a sufficient number of accounting and finance personnel with an appropriate level of knowledge and experience of U.S. generally accepted accounting principles (GAAP) that are commensurate with our financial reporting requirements. Contributing to this lack of sufficient resources was the consolidation of corporate offices to New Jersey as part of our March 2007 restructuring and the relocation of the company's finance and accounting function from Salt Lake City, Utah, to Bedminster, New Jersey, resulting in a complete turnover of accounting and finance personnel, and the loss of historical institutional knowledge in this department.

(b)   Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide our management and board of directors reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of internal control over financial reporting as of December 31, 2007. In making our evaluation, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our evaluation we believe that, as of December 31, 2007, we had material weaknesses in internal control over financial reporting as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Management determined that at December 31, 2007, it maintained an insufficient number of personnel with an appropriate level of GAAP knowledge and experience commensurate with its financial reporting requirements. This resulted in management determining that its control environment was ineffective. Additionally, management has determined that it did not maintain risk assessment procedures that were adequate to effectively identify and analyze risks to the achievement of financial reporting objectives for individual financial statement accounts and ensure that appropriate control activities are implemented on a timely basis. Furthermore, the

insufficient number of personnel resulted in supervisory and monitoring activities inadequate to ensure that deficiencies in the operation of controls are detected on a timely basis. These material weaknesses contributed to material weaknesses related to ineffective policies and procedures with respect to the Company's accounting for share-based compensation, accrued liabilities and interest expense and resulted in errors in the Company's preliminary 2007 consolidated financial statements.

Because of the material weaknesses described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007, based on the *Internal Control—Integrated Framework* issued by COSO.

KPMG LLP, our independent registered public accounting firm, that audited the financial statement included in this annual report has issued an audit report on our internal control over financial reporting in which they expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007. This report appears on page F-3 of this report.

(c) ***Change in Internal Control over Financial Reporting.***

There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weaknesses in Internal Control over Financial Reporting. We have commenced efforts to address the material weaknesses in our internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures. We plan to remediate our material weaknesses by taking actions, including but not limited to the following:

- We are actively recruiting for finance and accounting personnel with an appropriate level of GAAP accounting knowledge and experience and will provide requisite GAAP and SEC training to personnel responsible for our financial statement preparation, and

- We will supplement existing resources with consultants where needed, including former employees where possible.

ITEM 9B. Other Information.

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

Certain of the information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on May 22, 2008, under the captions "Election of Directors," and "Compliance with Section 16(a) of the Exchange Act" and "Code of Ethics" and is incorporated into this section by reference. For information regarding executive officers see Part I of this Form 10-K under the caption "Executive Officers of the Registrant."

ITEM 11. Executive Compensation.

Certain of the information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on May 22, 2008, under the captions "Executive Compensation" and except for the information appearing under the captions "Report of the Compensation Committee of the Board of Directors" is incorporated into this section by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management, and Related Stockholder Matters.

Certain of the information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on May 22, 2008, under the captions "Security Ownership of Certain Beneficial Owners and Management" and is incorporated into this section by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

Certain of the information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on May 22, 2008, under the captions "Certain Relationships and Related Transactions" and is incorporated into this section by reference.

ITEM 14. Principal Accountant Fees and Services.

Certain of the information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on May 22, 2008, under the captions "Principal Accountant Fees and Services" and is incorporated into this section by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K.

1. *Financial Statements.* The financial statements listed on the accompanying Index to Consolidated Financial Statements are filed as part of this report.

2. *Financial statement schedules.* There are no financial statements schedules included because they are either not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

3. *Exhibits.* The following exhibits are filed or incorporated by reference as part of this Form 10-K.

Exhibit Number	Description of Document
3.1A	Amended and Restated Certificate of Incorporation of the Registrant (1)
3.1B	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated December 16, 1999 (2)
3.1C	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant, dated December 18, 1996 (3)
3.1D	Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant, dated September 5, 2000 (2)
3.1E	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant, dated September 30, 2003 (14)
3.2A	Amended and Restated Bylaws of the Registrant (1)
3.2B	Certificate of Adoption of Amendments to the Amended and Restated Bylaws of the Registrant, dated February 19, 2003 (11)
4.1	Specimen Common Stock Certificate (1)
4.2A	Rights Agreement, dated as of December 4, 1996, between the Registrant and American Stock Transfer & Trust, Inc., with Exhibit A, Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant; Exhibit B, Form of Right Certificate; and Exhibit C, Summary of Rights to Purchase Shares of Preferred Stock of the Registrant (5)
4.2B	First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated December 31, 2001 (4)
4.2C	Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (5)
4.3	Indenture, dated as of June 17, 2003, between Registrant and U.S. Bank National Association, as Trustee,

including the form of 3% Convertible Subordinated Notes due 2008 attached as Exhibit A thereto. (13)

4.4A   Composite Indenture, dated as of December 22, 2004, by and between Cinacalcet Royalty Sub LLC, a wholly-owned subsidiary of Registrant, and U.S. National Bank Association, incorporating the amendments provided for in the Supplemental Indenture dated as of February 2, 2005, between the same parties (the "Indenture") (16)

4.4B   Second Supplemental Indenture dated October 20, 2006 to the Indenture(23)

4.4C   Third Supplemental Indenture dated July 9, 2007 to the Indenture(23)

4.4D   Fourth Supplemental Indenture dated August 1, 2007 to the Indenture(23)

4.4E   Fifth Supplemental Indenture dated August 7, 2007 to the Indenture(23)

10.1A   1994 Employee Stock Purchase Plan and Form of Offering Document (1)

10.1B   1994 Employee Stock Purchase Plan as amended December 1996, and Form of Offering Document (6)

10.1C   1994 Employee Stock Purchase Plan, as amended December 2002 (11)

10.1D   1994 Employee Stock Purchase Plan, as amended June 2003 (14)

10.1E   1994 Employee Stock Purchase Plan, as amended May 2005 (18)

10.2A   1998 Stock Option Plan (28)

10.2B   1998 Stock Option Plan, as amended December 2002 (11)

10.2C   1998 Stock Option Plan, as amended June 2003 (14)

10.2D   1998 Stock Option Plan (reflects all amendments by the Board of Directors through December 2007)

10.3   Form of Indemnity Agreement entered into between the Registrant and each of its officers and directors (1)

10.4A   Severance Pay Plan (11)

10.4B   Form of Agreement Providing Specified Benefits Following Termination of Employment Incident to a Merger, Acquisition or Other Change of Control or to Some Other Strategic Corporate Event, between the Registrant and each of its executive officers (14)

10.5A   Collaborative Research and License Agreement between the Registrant and SmithKline Beecham Corporation (now GlaxoSmithKline), dated November 1, 1993 (1)

10.5B   Amendment Agreement to Collaborative Research and License Agreement between GlaxoSmithKline, effective June 29, 1995 (8)

10.5C   Amendment Agreement between the Registrant and GlaxoSmithKline, dated October 28, 1996 (3)

10.5D   Amendment Agreement between the Registrant and GlaxoSmithKline, dated October 27, 1997 (9)

10.5E   Amendment Agreement between the Registrant and GlaxoSmithKline, dated September 26, 1997 (9)

10.5F   Amendment to Collaborative Research and License Agreement between the Registrant and GlaxoSmithKline, dated November 26, 1997 (9)

10.5G   Letter, dated January 24, 2000, from SmithKline Beecham to NPS Re: Amendment Agreement to Amend the November 26, 1997 Amendment Agreement to Amend the November 26, 1997 Amendment Agreement (11)

10.5H	Letter, dated May 15, 2000, from SmithKline Beecham to NPS Re: Amendment Agreement (11)
10.5I	Letter, dated August 1, 2001, from GlaxoSmithKline to NPS Re: Amendment Agreement to Amend the January 24, 2000 Amendment Agreement (11)
10.5J	Amendment Agreement dated December 14, 2006 between the Registrant and SmithKline Beecham Corporation, dba GlaxoSmithKline(24)
10.6A	Patent Agreement between the Registrant and The Brigham and Women's Hospital, Inc., dated February 19, 1993 (1)
10.6B	Letter dated March 15, 1993 from the Registrant to The Brigham and Women's Hospital, Inc. regarding Patent Agreement between the Registrant and The Brigham and Women's Hospital, Inc. (11)
10.6C	Amendment to Patent Agreement between the Registrant and The Brigham and Women's Hospital, Inc., effective February 7, 1996 (10)
10.6D	1999 Patent Agreement Amendment between the Registrant and The Brigham and Women's Hospital, Inc., effective February 18, 1999 (11)
10.7	Collaborative Research and License Agreement between the Registrant and Kirin Brewery Company, Ltd. dated June 29, 1995 (10)
10.8	Development and License Agreement between the Registrant and Amgen Inc. effective as of December 27, 1995 (8)
10.9	Manufacturing Agreement between NPS Allelix Corp. and SynCo Bio Partners B.V., effective as of May 17, 2001 (12)
10.10	Addendum to Manufacturing Agreement between NPS Allelix Corp. and SynCo Bio Partners B.V., effective as of October 26, 2001 (12)
10.11	Lease Agreement between Registrant and University of Utah, effective December 10, 2003 (14)
10.12	Lease Agreement between MaRS Discovery District and Registrant, dated April 12, 2004 (15)
10.13A	Distribution and License Agreement between Registrant and Nycomed Danmark ApS, dated April 26, 2004 (15)*
10.13B	First Amendment to Distribution and License Agreement between the Registrant and Nycomed Danmark ApS, dated July 1, 2004 (15)*
10.13C	License Agreement, dated July 2, 2007, between NPS Allelix Corp. and Nycomed Danmark ApS*(27)
10.14	Compensation Agreement (17)
10.15A	2005 Omnibus Incentive Plan (18)
10.15B	Form of Stock Option Grant Agreement under the 2005 Omnibus Incentive Plan (20)
10.16A	Non-Employee Director Deferred Compensation Program (19)
10.16B	Form of Deferred Stock Unit Award Agreement (19)
10.17	Employment Agreement with N. Anthony Coles, M.D. (21)
10.18A	Agreement of Purchase and sale between Registrant and Biomed Realty, L.P. dated December 20, 2005 (21)
10.18B	Lease Agreement between Registrant and BMR-383 Colorow Drive, LLC dated December 22, 2005 (21)
10.18C	Agreement of Purchase and Sale, dated May 9, 2007, between NPS Pharmaceuticals, Inc. and BMR-383

Colorow Drive LLC (25)

10.19 Separation Agreement dated May 11, 2006 by and between NPS Pharmaceuticals and Hunter Jackson (22)

10.20 Separation Agreement dated November 10, 2006 by and between NPS Pharmaceuticals and Edward Nemeth(24)

10.21 Separation Agreement dated July 31, 2007 by and between NPS Pharmaceuticals, Inc. and Gregory M. Torre

10.22 Agreement of Purchase and Sale, dated May 9, 2007, between NPS Allelix Corp. and Transglobe Property Management Services Ltd. in Trust(25)

10.23 Sublease Agreement, dated June 19, 2007, between NPS Pharmaceuticals, Inc. and Celanese Americas Corporation(26)

10.24 Purchase and Sale Agreement, dated June 29, 2007, by and between NPS Pharmaceuticals, Inc. and the University of Utah.(26)

10.25A Securities Purchase Agreement dated as of August 7, 2007 among NPS Pharmaceuticals, Inc. (the "Issuer") and Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd. and Atlas Master Fund (collectively, the "Investors")(23)

10.25B Form of Note issued pursuant to the Securities Purchase Agreement referred to in Exhibit 10.25A above(23)

10.25C Registration Rights Agreement dated as of August 7, 2007 among the Issuer and the Investors(23)

10.26 Agreement for Sale and Assignment of Rights, dated July 16, 2007, among NPS Pharmaceuticals, Inc., NPS Allelix Corp. and DRI*(27)

10.27 Distribution and License Agreement, dated September 24, 2007, among NPS Pharmaceuticals, Inc., NPS Allelix Corp. and Nycomed GmbH*(27)

10.28 Amendment Agreement to the Distribution and License Agreement, dated September 24, 2007, among NPS Pharmaceuticals, Inc., NPS Allelix Corp. and Nycomed GMBH*(27)

10.29 License Agreement, dated September 28, 1995, between 1149336 Ontario Inc., Daniel J. Drucker, and Allelix Biopharmaceuticals Inc.*(27)

10.30 Asset Purchase Agreement, dated October 9, 2007, between Astrazeneca AB and NPS Pharmaceuticals, Inc.

10.31 Separation Agreement dated December 7, 2007 by and between NPS Pharmaceuticals, Inc. and Val R. Antczak

10.32 Separation Agreement dated November 19, 2007 by and between NPS Pharmaceuticals, Inc. and Gerard J. Michel

10.33A Commercial Manufacturing Agreement, dated October 18, 2002, by and between NPS Allelix Corp. and Boehringer Ingelheim Austria GmbH*

10.33B Amending Agreement, dated March 15, 2004, by and between NPS Allelix Corp. and Boehringer Ingelheim Austria GmbH*

10.33C   Amendment Number One to Amending Agreement, dated December 22, 2005, by and between NPS Allelix Corp. and Boehringer Ingelheim Austria GmbH*

12.1   Computation Ratio of Earnings Available to Cover Fixed Charges

21.1   List of Subsidiaries

23.1   Consent of Independent Registered Public Accounting Firm

31.1   Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2   Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32   Certification of Annual Financial Report by the Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-1 filed on January 21, 1994 (SEC File No. 333-74318).

(2) Incorporated herein by reference to the Registrant's Registration Statement on Form S-3 filed on September 6, 2000 (SEC File No. 333-45274, Film No. 717603).

(3) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated December 19, 1996 (SEC File No. 000-23272, Film No. 96683282).

(4) Incorporated herein by reference to the Registrant's Registration Statement on Form 8-A12G/A (SEC File No. 000-23272, Film No. 1826478, filing date December 31, 2001).

(5) Incorporated herein by reference to the Registrant's Registration Statement on Form 8-A/A (SEC File No. 000-23272, Film No. 03575669, filing date February 21, 2003).

(6) Incorporated herein by reference to the Registrant's Registration Statement on Form S-8 (SEC File No. 333-17521, Film No. 96677983, filing date December 9, 1996).

(7) Incorporated herein by reference to the Registrant's Definitive Proxy Statement (SEC File No. 000-23272, Film No. 98590984, filing date April 9, 1998).

(8) Incorporated herein by reference to Amendment No. 1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, filed on March 29, 1996.

(9) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated January 27, 1998 (SEC File No. 000-23272, Film No. 98513828).

(10) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(11) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (SEC File No. 000-23272, Film No. 03612691, filing date March 21, 2003).

(12) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 (SEC File No. 000-23272, Film No. 03739737, filing date June 11, 2003).

Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended
(13) June 30, 2003 (SEC File No. 000-23272. Film No. 03838243, filing date August 12, 2003).

(14) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (SEC File No. 000-23272, Film No. 04582125, filing date February 10, 2004).

(15) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 (SEC File No. 000-23272, Film No. 04962020, filing date August 9, 2004).

(16) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 2, 2005 (SEC File No. 000-23272, Film No. 05578512, filing date February 7, 2005).

(17) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated February 9, 2005 (SEC File No. 000-23272, Film No. 05587185, filing date February 9, 2005).

(18) Incorporated herein by reference to the Registrant's Definitive Proxy Statement (SEC File No. 000-23272, Film No. 05744588, filing date April 11, 2005).

(19) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated July 1, 2005 (SEC File No. 000-23272, Film No. 05933233, filing date July 1, 2005).

(20) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (SEC File No. 000-23272, Film No. 05974685, filing date July 26, 2005).

(21) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (SEC File No. 000-23272, Film No. 06663187, filing date March 3, 2006).

(22) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended

June 30, 2006 (SEC File No. 000-23272, Film No. 061002758, filing date August 3, 2006).

(23) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 31, 2007 (SEC File No. 000-23272, Film No. 071094546, filing date August 31, 2007).

(24) Incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (SEC File No. 000-23272, Film No. 07693379, filing date March 14, 2007).

(25) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (SEC File No. 000-23272, Film No. 07833270, filing date May 9, 2007).

(26) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (SEC File No. 000-23272, Film No. 071032512, filing date August 7, 2007).

(27) Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (SEC File No. 000-23272, Film No. 071231813, filing date August 7, 2007).

(28) Incorporated herein by reference to the Registrant's Definitive Proxy Statement (SEC File No. 000-23272, Film No. 98590984, filing date April 9, 1998).

* Confidential treatment has been granted.

(b) See Exhibits listed under Item 14(a)(3).

(c) The financial statement schedules required by this Item are listed under Item 14(a)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NPS PHARMACEUTICALS, INC.

Date: March 14, 2008

By: /s/   N. ANTHONY COLES
                             N. Anthony Coles
        President and Chief Executive Officer (Principal Executive Officer)

Date: March 14, 2008

By: /s/   LUKE M. BESHAR
                             Luke M. Beshar
        Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ MICHAEL W. BONNEY Michael W. Bonney	Director	March 14, 2008
/s/ N. ANTONY COLES N. Anthony Coles	Director	March 14, 2008
/s/ JAMES G. GRONINGER James G. Groninger	Director	March 14, 2008
/s/ DONALD E. KUHLA Donald E. Kuhla	Director	March 14, 2008
/s/ FRANCOIS NADER Francois Nader	Director	March 14, 2008
/s/ RACHEL R. SELISKER Rachel R. Selisker	Director	March 14, 2008
/s/ CALVIN R. STILLER Calvin R. Stiller	Director	March 14, 2008
/s/ PETER G. TOMBROS Peter G. Tombros	Chairman of the Board	March 14, 2008



PHARMACEUTICALS

550 Hill Drive, 3rd Floor
Bedminster, New Jersey 07921

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 22, 2008 at 3:00 p.m. (ET)
at
The Bridgewater Marriott
700 Commons Way
Bridgewater, NJ 08807
908-927-9300

TO THE STOCKHOLDERS OF NPS PHARMACEUTICALS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of NPS Pharmaceuticals, Inc., a Delaware corporation, will be held on Thursday, May 22, 2008, at 3:00 p.m., at the Bridgewater Marriott located at 700 Commons Way, Bridgewater, New Jersey 08807 for the purposes of considering and acting on the following:

1. to elect seven members to the Board of Directors, each for a term of one year;

2. to amend our 1998 Stock Option Plan to extend the term of the plan by four (4) years until May 31, 2012;

3. to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

The Board of Directors has fixed the close of business on March 28, 2008, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting of Stockholders and at any adjournment thereof. This notice and the accompanying Proxy Statement are being mailed on or about April 25, 2008.

By Order of the Board of Directors

Andrew Rackear
Senior Vice President,
General Counsel and Secretary

Bedminster, New Jersey
April 18, 2008

TABLE OF CONTENTS

PROXY STATEMENT

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: *Why am I receiving these materials?*

A: We sent you this Notice of Annual Meeting, Proxy Statement and the accompanying Proxy Card because according to our stockholder records you own shares of common stock of NPS Pharmaceuticals, Inc. ("NPS", the "Company", "we", "us", or "our"), a Delaware corporation with its principal executive offices located at 550 Hills Drive, 3rd Floor, Bedminster, New Jersey 07921. Any record or beneficial holder of shares of NPS common stock at the close of business on March 28, 2008 is entitled to vote those shares at the upcoming Annual Meeting of Stockholders ("Annual Meeting"), which will be held on Thursday, May 22, 2008 at 3:00 p.m., at the Bridgewater Marriott located at 700 Commons Way, Bridgewater, NJ 08807. Our Board of Directors (or the "Board") is soliciting your proxy to vote at the Annual Meeting. You are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the accompanying Proxy Card, or follow the instructions below to submit your proxy by telephone or on the internet. Although the Annual Report and Proxy Statement are being delivered together, the Annual Report should not be deemed to be a part of the Proxy Statement.

Q: *What information is contained in this Proxy Statement?*

A: The information in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, our Board and Board committees, the compensation of directors and certain executive officers for the 2007 fiscal year, and certain other required information.

Q: *What items of business will be voted on at the Annual Meeting?*

A: Items of business scheduled to be voted on at the Annual Meeting are:

- the election of seven directors;
- the amendment of our 1998 Stock Option Plan to extend the term of the plan by four (4) years until May 31, 2012; and
- the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.

We will also consider any other business as may properly come before the meeting or any adjournment thereof. See "What happens if additional matters are presented at the Annual Meeting?" below.

Q: *How does the Board recommend that I vote?*

A: For the reasons set forth in more detail later in the Proxy Statement, our Board recommends that you vote your shares "FOR ALL" of the nominees to the Board, "FOR" the amendment to our 1998 Stock Option Plan, and "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.

Q: *What shares can I vote?*

A: Each holder of NPS common stock is entitled to one vote for each share of common stock held as of the record date on each matter to be voted on at the Annual Meeting. March 28, 2008 is the record date for the Annual Meeting. You may vote all shares owned by you as of the record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for

1

you as the beneficial owner through a broker, bank or other agent. On the record date, we had 47,188,719 shares of common stock issued, outstanding and entitled to vote at the meeting.

Q: *What is the difference between holding shares as a stockholder of record and as a beneficial owner?*

A: Most of our stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record—If, as of the record date, your shares are registered directly in your name with our transfer agent, Computershare Investor Services, or Computershare, you are considered to be the stockholder of record for those shares and we have sent these proxy materials directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to NPS or to a third party, or to vote in person at the Annual Meeting. We have enclosed or sent a Proxy Card for you to use.

Beneficial Owner—If, as of the record date, your shares were held not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are considered to be the beneficial owner of shares held in "street name" and you have the right to direct your broker or nominee on how to vote the shares. You should receive these proxy materials from your broker, bank or other agent rather than from us. You should have also received, with this Proxy Statement, a Proxy Card and voting instructions from the organization that forwarded these proxy materials to you.

The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of the Annual Meeting. As the beneficial owner, you have the right to direct your broker, bank or other agent how to vote the shares in your account. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

Q: *What if I have questions for NPS's transfer agent?*

A: Please contact our transfer agent, at the phone number or address listed below, with questions concerning stock certificates, transfer of ownership or other matters pertaining to your stock account.


Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
(303) 262-0600


Q: *How can I attend the Annual Meeting?*

A: You are entitled to attend the Annual Meeting only if you were an NPS stockholder or joint holder as of the close of business on March 28, 2008 or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record your name will be verified against the list of stockholders of record on the record date prior to your being admitted to the Annual Meeting. If you are not a stockholder of record but hold shares as a beneficial owner through a broker, bank or other agent in street name you should provide proof of beneficial ownership on the record date, such as your most recent account statement as of or prior to March 28, 2008, a copy of the voting instruction card provided by your broker, bank or other agent or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the Annual Meeting.

Q: *How can I vote my shares in person at the Annual Meeting?*

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in "street name" may be voted in person at the Annual Meeting

only if you obtain a legal proxy from the broker, bank or other agent that holds your shares giving you the right to vote the shares. *Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.*

Q: *How can I vote my shares without attending the Annual Meeting?*

A: Whether you hold shares directly as the stockholder of record or beneficially in "street name", you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy or you may also vote on the internet or by telephone. If you hold shares beneficially in "street name", you may vote by submitting voting instructions to your broker, bank or other agent.

By Internet—If you are a stockholder of record, you may go to *http://www.proxyvote.com* to vote on the Internet. You will be required to provide the company number and control number contained on your Proxy Cards. You will then be asked to complete an electronic Proxy Card. The votes will be generated on the computer screen and you will be prompted to submit or revise them as desired. If you hold shares beneficially in "street name", you should review the voting instructions received from your bank or broker to determine whether you can vote your shares on the Internet.

By Telephone—If you are a stockholder of record, you may vote by using a touch-tone telephone and calling 1-800-690-6903 (toll-free) and following the recorded instructions. If you hold shares beneficially in "street name", you should review the voting instructions received from your bank or broker to determine whether you can vote your shares by telephone.

By Mail—If you are a stockholder of record, you may submit your proxies by completing, signing and dating your Proxy Card and mailing them in the accompanying pre-addressed envelopes. If you hold shares beneficially in "street name" you may vote by mail by completing, signing and dating the voting instruction cards provided and mailing them in the accompanying pre-addressed envelopes.

Q: *What is the deadline for voting my shares?*

A: If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. If you hold your shares beneficially in "street name" with a broker, bank, or other agent, please follow the voting instructions provided by that agent. You may vote your shares in person at the Annual Meeting only if you are a shareholder of record or if you hold your shares beneficially in "street name" and at the Annual Meeting you provide a legal proxy obtained from your broker, bank or other agent.

Q: *Can I change my vote or revoke my proxy?*

A: You may change your vote or revoke your proxy at any time prior to the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the NPS Corporate Secretary prior to your shares being voted, or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in "street name", you may change your vote by submitting new voting instructions to your broker, bank or other agent. If you have obtained a legal proxy from your broker or agent giving you the right to vote your shares, you may also change your vote by attending the meeting and voting in person.

Q: *Who can help answer my questions?*

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our Corporate Secretary or Office of General Counsel at (908) 450-5300 or by

writing to NPS Pharmaceuticals, Inc., Attn: Corporate Secretary or Office of General Counsel, 550 Hills Drive, 3rd Floor, Bedminster, New Jersey 07921.

Q: *Is my vote confidential?*

A: We handle proxy instructions, ballots and voting tabulations that identify individual stockholders in a manner that protects your voting privacy. Your vote will not be disclosed within NPS or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their Proxy Card written comments, which are then forwarded to our management.

Q: *How many shares must be present or represented to conduct business at the Annual Meeting?*

A: A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented in person or by proxy at the Annual Meeting. All votes will be tabulated by the inspector of elections appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes. Abstentions and broker non-votes are considered present and entitled to vote at the Annual Meeting for purposes of determining a quorum, but are not counted for any purpose in determining whether a matter has been approved.

Q: *How are votes counted?*

A: Votes will be counted by the inspector of elections appointed for the Annual Meeting, who will separately count "FOR ALL", "WITHOLD ALL" and "FOR ALL EXCEPT" votes, with respect to the election of directors, and, with respect to any other proposal, "FOR," "AGAINST" or "ABSTAIN" votes, and broker non-votes.

For the election of directors, you may vote "FOR ALL," "AGAINST ALL" of the nominees or "FOR ALL EXCEPT" with respect to one or more of the nominees. For the other items of business, you may vote "FOR," "AGAINST", or "ABSTAIN." If you elect to "ABSTAIN," your vote will not be counted in determining whether a matter has been approved. If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

Q: *What is the voting requirement to approve each of the proposals?*

A: For the election of directors, the seven persons receiving the most affirmative votes at the Annual Meeting will be elected. All other proposals require the affirmative vote of a majority of the votes cast on those proposals at the Annual Meeting. Abstentions and "broker non-votes" are not counted for any purpose in determining whether a matter has been approved, but are considered present and entitled to vote at the Annual Meeting for purposes of determining a quorum.

If you hold shares beneficially in street name and do not provide your broker, bank or other agent with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. However, if you are a beneficial owner and you do not provide your broker, bank or other agent with voting instructions, the broker bank or other agent has authority to vote your shares for or against certain "routine" matters. "Routine" matters include all of the proposals to be voted on at the Annual Meeting, other than the proposal to amend our 1998 Share Option Plan.

If you sign your Proxy Card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board ("FOR ALL" of our

nominees to the Board, "FOR" amendment to our 1998 Stock Option Plan, and "FOR" ratification of the appointment of KPMG, LLP as our independent registered public accounting firm).

Q: *What happens if additional matters are presented at the Annual Meeting?*

A: Other than the three items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidates as may be nominated by the Board.

Q: *What should I do if I receive more than one set of voting materials?*

A: You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple Proxy Cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Proxy Card. Please complete, sign, and date and return each NPS Proxy Card and voting instruction card that you receive to ensure that all of your shares are voted.

Q: *How may I obtain a separate set of proxy materials or request a single set for my household?*

A: The Securities and Exchange Commission, or SEC , has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for Proxy Statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are NPS stockholders will be "householding" our proxy materials. A single Proxy Statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Proxy Statement and annual report, you may direct your request as follows:

- by notifying your broker;
- by writing to Investor Relations, NPS Pharmaceuticals, Inc., 550 Hills Drive, 3rd Floor, Bedminster, New Jersey 07921;
- by contacting Investor Relations by telephone at (908) 450-5300;
- by calling Broadridge toll-free at (800) 542-1061; or
- by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you revoke your consent, you will be removed from the householding program within thirty days of receipt of your revocation and each stockholder at your address will receive individual copies of our disclosure documents. Stockholders who currently receive multiple copies of the Proxy Statement at their address and would like to request "householding" of their communications should contact their broker.

5

Q: *Who will bear the cost of soliciting votes for the Annual Meeting?*

A: We will bear the entire cost of solicitation of proxies including preparation, assembly, printing, and mailing of this Proxy Statement, the Proxy Card, and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names shares of NPS common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners.

To assist in soliciting proxies, we have retained The Proxy Advisory Group, LLC, a professional proxy solicitation firm, at an approximate cost of $15,000 plus certain out-of-pocket expenses. Original solicitation of proxies by mail may be supplemented by telephone or personal solicitation by directors, officers, or other regular employees of NPS. No additional compensation will be paid to directors, officers, or other regular employees for such services.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about April 25, 2008 to all stockholders entitled to vote at the Annual Meeting. In addition, this Proxy Statement will be available on our web site at *www.npsp.com* beginning on or about April 25, 2008.

Q: *How may I obtain a copy of NPS's 2007 Annual Report to Stockholders and Annual Report on Form 10-K for the year-ended December 31, 2007?*

A: Our 2007 Annual Report to Stockholders, including financial statements for the year-ended December 31, 2007, is being distributed to all of our stockholders, together with this Proxy Statement, in satisfaction of the requirements of the SEC. A copy of our Annual Report on Form 10-K for the year-ended December 31, 2007 and the other periodic and current reports we file with the Securities and Exchange Commission are available on our website at *http://www.npsp.com*. Although the Annual Report and Proxy Statement are being delivered together, the Annual Report should not be deemed to be a part of the Proxy Statement.

You may request additional copies of the 2007 Annual Report to Stockholders and Form 10-K, at no charge, from our Investor Relations Department at (908) 450-5300 or by electronic mail at *invest@npsp.com*. You may also write to our Investor Relations Department at 550 Hills Drive, 3rd Floor, Bedminster, New Jersey 07921.

Q: *What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders?*

A: For a stockholder proposal to be considered for inclusion in our Proxy Statement and presented at the 2009 Annual Meeting of Stockholders, our Corporate Secretary must receive a written proposal at the address below no later than December 26, 2008. Proposals should be addressed to: NPS Pharmaceuticals, Attn: Corporate Secretary, 550 Hills Drive, 3rd Floor, Bedminster, New Jersey 07921.

For a stockholder proposal that is intended to be presented at the 2009 Annual Meeting of Stockholders, but not included in our Proxy Statement, the proposal must be received by our Corporate Secretary at the same address no earlier than the close of business on February 23, 2009 and no later than the close of business on March 23, 2009. Please review our Bylaws, which contain additional requirements regarding advance notice of stockholder proposals. You may contact the NPS Corporate Secretary at the above address for a copy of the relevant Bylaw provisions regarding the requirements of making stockholder proposals and nominating director candidates.

No stockholder proposals were submitted and none are included for consideration at the 2008 Annual Meeting of Stockholders.

Q: *Where can I find the voting results of the Annual Meeting?*

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our quarterly report on Form 10-Q for the second quarter ended June 30, 2008.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

General Information

Our Board of Directors currently consists of seven members. Each member of the Board is a nominee for re-election at the 2008 Annual Meeting of Stockholders. Proxies may not be voted for a greater number of persons than the number of named nominees. Each nominee has agreed to serve if elected at the Annual Meeting. If and when elected at the Annual Meeting, each of the nominees and is expected to serve until the Annual Meeting of Stockholders to occur in 2009 and until such elected nominee's successor is duly elected and qualified, or until such elected nominee's earlier death, resignation, or removal. The Board has no reason to believe that any nominee will be unable to serve.

Pursuant to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the number of directors which constitute the whole Board of Directors is to be fixed by one or more resolutions adopted by the Board of Directors. Our Board, by resolution effective May 22, 2008, has set the number of directors which constitute the whole Board of Directors at seven. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws also provide that directors are to be elected at the Annual Meeting to serve for a term of one year and until their respective successors are duly elected and qualified or until their respective death, resignation, or removal. Vacancies on the Board resulting from death, resignation, disqualification, removal, or other causes and any newly created directorships resulting from any increase in the number of directors may be filled by the affirmative vote of a majority of the directors then in office, unless the Board of Directors determines by resolution that any such vacancy shall be filled by the stockholders. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the Board of Directors) will serve for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor is elected and qualified.

Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. The seven nominees receiving the most votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board may propose.

Set forth below, in alphabetical order, is biographical information for each person nominated to serve on our Board of Directors.

OUR BOARD RECOMMENDS A VOTE FOR THE ELECTION TO THE BOARD OF EACH OF THE FOLLOWING NOMINEES

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Nominees For Election

Michael W. Bonney, B.A.
Director since 2005
Age 49

Mr. Bonney has served as a director since January 2005.
Mr. Bonney has served since June 2003 as the president and chief executive officer and as a member of the Board of Directors of Cubist Pharmaceuticals, Inc., a public biopharmaceutical company. From January 2002 to June 2003, he served as its president and chief operating officer. From 1995 to 2001, he held various positions at Biogen, Inc., a public biopharmaceutical company, including vice president, sales and marketing from 1999 to 2001. Prior to that, Mr. Bonney held various positions in sales, marketing and strategic planning at Zeneca Pharmaceuticals, ending his eleven-year career there serving as National Business Director.
Mr. Bonney has a B.A. in Economics from Bates College.
Mr. Bonney is a trustee of Beth Israel Deaconess Medical Center and Bates College.

James G. Groninger, M.B.A.
Director since 1988
Age 64

Mr. Groninger has served as a director since 1988. In February 2002, Mr. Groninger was appointed chief executive officer of LBS Technologies, Inc., a private biotechnology company focusing on RNA amplification and cellular therapy. Mr. Groninger founded in January 1995 and is president of The Bay South Company, a Richmond, Virginia-based provider of financial advisory and investment banking services. From 1988 through 1994, he served as a managing director, investment banking division, of PaineWebber Incorporated. Mr. Groninger is a member of the board of directors of Cygne Designs, Inc., a publicly held company; Layton BioScience, Inc., LBS Technologies, Inc., and Expression Pathology, Inc., private biotechnology companies. Mr. Groninger received a B.S. from Yale University and an M.B.A. degree from Harvard Business School, and has been certified with CPA and CFA designations.

Donald E. Kuhla, Ph.D.
Director since 1991
Age 65

Dr. Kuhla has served as a director since 1991. From 1998 through January 2004, Dr. Kuhla was president and chief operating officer of Albany Molecular Research, Inc., or AMRI, a chemical contract research organization. Dr. Kuhla continues to serve AMRI as a director. From 1994 through 1998 Dr. Kuhla was vice president of Plexus Ventures, Inc., a business consulting firm. From 1990 to 1994, Dr. Kuhla held senior management positions with two venture capital-backed, biotechnology startup companies. His early career was spent in research and development and operations management positions with Pfizer Inc. and Rorer Group, Inc., his last position at Rorer being senior vice president of operations.
Dr. Kuhla is a director of Synthetech Inc., a pharmaceutical fine chemical company. Dr. Kuhla received a Ph.D. degree in Organic Chemistry from Ohio State University.

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Francois Nader, M.D., M.B.A.
Director since 2008
Age 51

Dr. Nader has served as a director since January 2008. He has served as our Chief Executive Officer and President since March 2008. Prior to that, he served as our Chief Commercial Officer and Executive Vice President since July 2007. Prior to that, he served as our Chief Medical and Commercial Officer since June 2006. Prior to joining NPS, Dr. Nader served Care Capital, LLC as a venture partner for the firm and as Chief Medical Officer for its Clinical Development Capital unit from July 2005 to June 2006. From 2000 to July 2005, Dr. Nader served as Senior Vice President, Integrated Healthcare Markets and Senior Vice-President, North America Medical and Regulatory Affairs with Aventis Pharmaceuticals. Prior to that, Dr. Nader held similar executive positions with Hoechst Marion Roussel and Marion Merrell Dow and was head of global commercial operations for Pasteur Vaccins, a division of Rhone Poulenc. Dr. Nader received a French State Doctorate in Medicine from St. Joseph University and a Physician Executive MBA from the University of Tennessee.

Rachel R. Selisker, CPA
Director since 2005
Age 52

Ms. Selisker has served as a director since January 2005. Ms. Selisker is president of Seamark Advisors LLC and has provided financial consulting and appraisal services in the healthcare sector since June 2007. She served from March 2006 to June 2007 as chief financial officer of AAIPharma Inc., a privately held contract research organization. From January 2001 to March 2006 she served as a managing director in the Raleigh, North Carolina office of Thompson Clive & Partners Inc., a venture capital firm based in London, where she focused on the life sciences sector. She served from July 1987 to February 2000 as the chief financial officer, and from February 2000 to January 2001 as senior vice president, global shared services, of Quintiles Transnational Corp., a publicly held global contract research organization. Ms. Selisker also served as director of Quintiles Transnational Corp. from November 1995 to February 2000. Ms. Selisker was a supervisor and staff accountant with the national accounting firm of Oppenheim, Appel, Dixon & Co. in Raleigh, North Carolina, from 1981 to 1987. She is a certified public accountant with extensive public accounting experience from 1976, when she graduated with her accounting degree from Wake Technical College in Raleigh, North Carolina until 1987, when she joined Quintiles.

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Calvin R. Stiller, M.D.
Director since 1999
Age 67

Dr. Stiller has served as a director since the closing of our acquisition of Allelix Biopharmaceuticals, Inc. in December 1999; he had served on the board of Allelix since April 1999. Dr. Stiller is chairman of the board and chief executive officer of Stilco Corporation and BioQuest Innovations Inc. From 1996 to 2005, Dr. Stiller served as chairman and chief executive officer of Canadian Medical Discoveries Fund. Dr. Stiller served as the chief of the Multi-Organ Transplant Service at the University Hospital in London, Ontario from 1984 through 1996. He is professor emeritus of medicine at the University of Western Ontario. Dr. Stiller was the chairman of the Ontario Research and Development Challenge Fund and is a cofounder and director of MaRS Discovery District, and the Ontario Institute for Cancer Research. He serves as a director of Residential Retirements REIT and Vasogen Corporation. Dr. Stiller received an M.D. degree from the University of Saskatchewan.

Peter G. Tombros, M.S., M.B.A.
Director since 1998
Age 65

Mr. Tombros has served as a director since 1998 and in January 2008 was appointed as Chairman of the Board. Prior to January 2008, he served as lead director since May 2006. Since 2005, Mr. Tombros has served as professor and executive in residence in the Eberly College of Science BS/MBA Program at Pennsylvania State University. Prior to that he was chairman of the board and chief executive officer of VivoQuest, a private biopharmaceutical company. From 1994 until June of 2001, Mr. Tombros served as president, chief executive officer and director of Enzon Pharmaceuticals, Inc., a publicly held biopharmaceutical company. Prior to joining Enzon, Mr. Tombros spent 25 years with Pfizer Inc., a global healthcare company in a variety of senior management positions including vice president of marketing, senior vice president and general manager of the Roerig Pharmaceuticals Division, executive vice president of Pfizer Pharmaceuticals Division, director of Pfizer Pharmaceuticals Division, vice president of corporate strategic planning, and vice president, corporate officer, Pfizer Inc. Mr. Tombros serves on the board of directors of Alpharma Inc., Cambrex, PharmaNet Development Group, Inc. and Protalex, Inc. Mr. Tombros received B.S. and M.S. degrees from Pennsylvania State University and an M.B.A. degree from the University of Pennsylvania Wharton Graduate School of Business.

Responsibilities of the Board

Our Board of Directors is responsible for monitoring our overall performance. Among other things, the Board, directly and through its committees, establishes corporate policies; oversees compliance and ethics; reviews the performance of the Chief Executive Officer and other executives; establishes our executive compensation policies and objectives; reviews and approves total compensation paid to our named executive officers; reviews and approves certain transactions; and reviews our long-term strategic plans. In accordance with general corporate legal principles applicable to corporations organized under the laws of Delaware, the Board of Directors does not control the day-to-day management of NPS. Members of the Board keep informed about our business by participating in Board and committee meetings, by reviewing analyses and reports and through discussions with the Chief Executive Officer and other officers.

The Board has adopted Corporate Governance Guidelines that govern its operation and that of its committees. From time to time, our Board may revise the Corporate Governance Guidelines in response to changing regulatory requirements and evolving best practices. The Corporate Governance Guidelines may be viewed on our website at *www.npsp.com.*

The Board meets throughout the year on a set schedule and also holds special meetings and acts by written consent from time to time as appropriate. Directors are responsible for attending Board meetings and meetings of committees on which they serve, and for devoting the time needed and meeting as frequently as necessary to discharge their responsibilities properly. During the fiscal year ended December 31, 2007, the Board of Directors held 15 meetings. At certain meetings for limited periods of time and for limited considerations, the Board met in executive session where only the independent directors were present. Each Board member standing for re-election attended 75% or more of the aggregate of the meetings held by the Board and by the respective committees on which such Board member served during the period for which he or she was a director or a member of such committee. Directors are invited to attend the Annual Meeting of Stockholders. All members of the Board were present at the Annual Meeting of Stockholders held in 2007, except for Mr. Groninger and Dr. Stiller.

Independence of the Board

Our Board of Directors, with the assistance of the Nominating and Corporate Governance Committee, determines, on a regular basis, the independence of each Board member and committee member. The Board primarily utilizes NASDAQ's categorical independence standards for determining whether members of the Board and the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. The Board also evaluates director independence by utilizing the definition of "non-employee directors" under applicable federal securities laws and "outside directors" under Section 162(m) of the U.S. Internal Revenue Code. The Corporate Governance Guidelines are, among other things, intended to ensure that the Board and its committees are composed of independent directors. The Corporate Governance Guidelines provide that "an independent director is one who has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director." The Board and the Nominating and Corporate Governance Committee also regularly consult with our legal counsel to ensure that the Board's independence determinations are consistent with the foregoing criteria. This consultation includes an analysis of each director's response to a questionnaire inquiring about, among other things, his or her relationship, and those of his or her immediate family members, with us, our senior management, our independent registered public accounting firm and other companies with whom NPS does business.

Consistent with these considerations, after a review of all relevant transactions and relationships involving our directors, our Board has affirmatively determined that each current member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is independent under the foregoing criteria, except for Dr. Nader and Mr. Groninger. Dr. Nader is not considered an independent director because of his employment as Chief Executive Officer and President of our company. Mr. Groninger is not considered an independent director because he is a brother-in-law to Dr. Hunter Jackson, our former chief executive officer.

During the fiscal year ended December 31, 2007, (i) Dr. Anthony Coles, our former Chief Executive Officer and President, (ii) Dr. Hunter Jackson, our founder and Chief Executive Officer and President until May 2006, (iii) and Mr. Santo J. Costa also served as directors of NPS. Dr. Coles resigned from the Board in March 2008 and Dr. Jackson and Mr. Costa retired from the Board in May 2007. The Board determined that Mr. Costa was independent under the foregoing independence criteria.

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Committees of the Board

The Board has elected to use Board committees in furtherance of the discharge of its duties and for the conduct of its work. All major decisions of such committees are reviewed and, where appropriate, ratified by the Board. In furtherance of its decision to employ committees and consistent with applicable laws, regulations and stock exchange listing requirements, currently, the Board has established three separately designated, standing committees: Audit, Compensation, and Nominating and Corporate Governance. Information regarding each committee is provided below.

Audit Committee

The Board has a separately-designated standing Audit Committee, the purpose of which includes: overseeing our accounting and financial reporting processes and audits of our financial statements; reviewing evaluations of our system of internal controls; engaging and monitoring the independence and performance of our independent registered public accounting firm; providing a forum for communication among the independent registered public accounting firm, management, and the Board; and providing such additional information and materials the Audit Committee may deem necessary to make the Board aware of significant financial matters that require the Board's attention. The Audit Committee also prepares and submits the *Audit Committee Report* set out on page 21. The Audit Committee met 13 times during the fiscal year ended December 31, 2007.

The Audit Committee is presently composed of three directors, Ms. Selisker, Mr. Bonney and Mr. Tombros.

Our Board has determined that each member of the Audit Committee is independent under the independence criteria previously described. Our Board has also determined that Ms. Selisker qualifies as an Audit Committee Financial Expert as defined in the applicable SEC rules. Our Board has also determined that the Audit Committee meets the NASDAQ composition requirements, including the requirements regarding the financial literacy and financial sophistication of its members. The Board has adopted a written charter for the Audit Committee, which is available on the corporate governance section of our web site at *www.npsp.com*.

Compensation Committee

The Board has delegated to the Compensation Committee the responsibility for implementing, reviewing and continually monitoring adherence with our compensation policies and objectives. The Compensation Committee is responsible for establishing, approving and recommending to the Board for final approval each of our compensation programs. The Compensation Committee's functions include: establishing, reviewing, and overseeing base salaries, incentive compensation, equity compensation, retention compensation and other forms of compensation paid to our executive officers; administering our incentive compensation and equity plans; and performing such other functions regarding compensation as the Board may delegate. The Compensation Committee reviews and discusses with management the Compensation Discussion and Analysis beginning on page 22 of this Proxy Statement and prepares and submits to the Board the *Compensation Committee Report* set out on page 31 of this Proxy Statement.

In making its determinations, the Compensation Committee has the authority to act independently of management and to hire its own consultants. During 2007, the Compensation Committee engaged Hewitt Associates, or Hewitt, to work for the Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations. In addition, our CEO and Senior Director of Human Resources work with Hewitt to develop total compensation recommendations for our executive officers other than the CEO. The recommendations are submitted to the Compensation Committee for its review. The Compensation Committee works directly with Hewitt to develop a recommendation for

CEO compensation. While Hewitt and the CEO, Senior Director of Human Resources and our General Counsel offer ideas, opinions, and proposals to the Compensation Committee, the Committee functions and votes independently from Hewitt. The Compensation Committee has delegated to the Chief Executive Officer the authority to make a limited number of option grants to new employees and other non-named executive officers in accordance with the Compensation Committee's guidelines.

Our Board has determined that each member of the Compensation Committee is independent under the independence criteria previously described. In addition, all members of the Compensation Committee are outside directors as defined by Rule 162(m) of the Internal Revenue Code and are nonemployee directors as defined by Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The Board has adopted a written charter for the Compensation Committee which is available in the corporate governance section of our web site at *www.npsp.com*. The Compensation Committee met 11 times during the fiscal year ended December 31, 2007.

Compensation Committee Interlocks and Insider Participation

Mr. Costa, Mr. Klein and Dr. Stiller served as members of the Compensation Committee through May 22, 2007. Mr. Kuhla, Ms. Selisker and Dr. Stiller have served as members of the Compensation Committee from May 22, 2007 through the date of this Proxy Statement. No member of the Compensation Committee during 2007 was or has been an officer or employee of NPS. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4)(iii) of Regulation S-K.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee's functions include: evaluating director performance on at least an annual basis; providing advice, information and materials relating to the nomination of directors; interviewing, nominating, and recommending individuals for membership on the Board and its committees; developing and overseeing the Board's corporate governance principles and a code of conduct applicable to members of the Board, officers and employees of NPS; and assessing and monitoring the independence of the Board. The committee will, at least on an annual basis, consider the mix of skills and experience that the then-current directors bring to the Board to assess whether the Board has the necessary membership and resources to perform its oversight function effectively. The qualifications of any non-incumbent director candidates brought to the attention of the committee by directors, management, stockholders or third parties will be evaluated from time to time in light of the committee's determination of the Board's needs, and under the same criteria as set forth below. The committee will consider nominees for directors nominated by stockholders upon submission in writing to the Secretary of NPS of the names of such nominees, together with their qualifications for service as a director of NPS. Our Bylaws set forth the procedures a stockholder must follow to nominate candidates for director. Certain elements of these procedures are described above in this Proxy Statement under the caption "What is the deadline to propose actions for consideration at next year's Annual Meeting of stockholders." The Nominating and Corporate Governance Committee does not distinguish between nominees suggested by stockholders and other nominees. To date, the committee has not received a director nominee from a stockholder or stockholders holding more than five percent of our common stock.

In evaluating the suitability of candidates for Board membership, the committee takes into account many factors, including whether the potential nominee meets requirements for independence; the individual's personal qualities and characteristics, accomplishments and reputation in the business community; the potential candidate's current knowledge and contacts in the communities in which we do business and in our industry or other industries relevant to our business; the individual's ability and willingness to commit adequate time to Board and committee matters; the fit of the individual's skills

and personality with those of other directors and potential directors in building a Board that is effective and responsive to our needs; and the need for the Board to have a diversity of viewpoints, background, experience and other factors. The committee has not established any specific minimum qualification standards for nominees to the Board.

The Nominating and Corporate Governance Committee is currently composed of three directors, Dr. Kuhla, Mr. Bonney and Mr. Stiller.

Our Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the independence criteria previously described. The Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on the corporate governance section of our web site at *www.npsp.com*. The Nominating and Corporate Governance Committee met four times during the fiscal year-ended December 31, 2007.

Code of Ethics

We have adopted a corporate Code of Business Conduct and Ethics that applies to all of our directors, officers (including our chief executive officer and chief financial and accounting officers), employees and agents. We require that all of our directors, officers, employees and agents certify on an annual basis that they are in compliance with the code. A copy of the Code of Business Conduct and Ethics is available on the corporate governance section of our web site at *www.npsp.com*.

Nonemployee Director Stock Ownership Guidelines

We have adopted stock ownership guidelines for nonemployee directors of NPS to better align the interests of nonemployee directors with the interests of our stockholders. Under the stock ownership guidelines, each nonemployee director is required to hold a minimum of 25,000 shares of common stock or deferred stock units of NPS. Each nonemployee director was in compliance with our stock ownership guidelines as of the date of this Proxy Statement.

Communication from Stockholders

Written communications to the Board may be submitted by electronic mail at *BoD@npsp.com*, by accessing our web site at *www.npsp.com* and clicking on the "Contact" link at the top of the page, or by writing to the General Counsel at NPS. Under procedures approved by a majority of the independent directors, the General Counsel will review such communications and will forward them to the Board if they relate to important substantive matters and include suggestions or comments considered to be important for the directors to know. In general, the General Counsel will forward communications to the Board if they are relevant to our governance, ethics and policies. At each Board meeting, the General Counsel presents a summary of all communications received since the last meeting that were not forwarded to the Board, if any, and makes those communications available to the Directors' upon request.

PROPOSAL NO. 2

AMENDMENT OF 1998 STOCK OPTION PLAN

The Board of Directors has adopted, subject to stockholder approval, an amendment to our 1998 Stock Option Plan, which we refer to as the 1998 Plan, to extend the term of the plan by four (4) years until May 31, 2012. Stockholders are requested in this Proposal 2 to approve the amendment to the 1998 Plan. The affirmative vote of a majority of the votes cast on this Proposal 2, excluding abstentions and broker non-votes, whether present in person or represented by proxy and entitled to vote at the meeting, will be required to approve this Proposal 2.

A summary of the principal features of the 1998 Plan is provided below, but is qualified in its entirety by reference to the full text of the 1998 Plan, attached as *Annex A* to this Proxy Statement as filed electronically with the Securities and Exchange Commission; such text is not included in the printed version of this Proxy Statement.

The Board believes the proposed amendment to extend the term of the 1998 Plan is in the best interests of NPS. This amendment will allow us to continue to utilize the 1998 Plan and the shares registered under it as necessary to attract, retain, and motivate our employees.

Summary of the 1998 Plan

Purpose.

The 1998 Plan was adopted to provide a means to secure and retain the services of present and future employees, directors, and consultants of NPS and to provide incentives for employees, directors and consultants to exert maximum efforts for the success of NPS and thereby promote our long-term interests, including growth in the value of our equity and enhancement of long-term stockholder value.

Administration.

The 1998 Plan is administered by our Board of Directors. The Board has full power and authority to interpret and construe the provisions of the 1998 Plan and, subject to the provisions of the 1998 Plan, to determine the persons to whom awards will be granted, the type of awards to be granted, the dates on which awards will be granted, the type, amount, and form of consideration in connection with awards to be granted, and the other terms and conditions of each award granted under the Plan.

The Board may delegate administration of the 1998 Plan to a committee of at least two members of the Board and has delegated such administration to the Compensation Committee. The Compensation Committee has the powers to administer the 1998 Plan subject to such limitations as the Board provides. As used herein with respect to the 1998 Plan, where appropriate, the term "Board" refers to the Compensation Committee.

In order to maximize our ability to recognize a business expense deduction under Section 162(m) of the Internal Revenue Code in connection with compensation recognized by "covered employees" (defined in Section 162(m) as the chief executive officer and other four most highly compensated officers), the regulations under Section 162(m) require that the directors who serve as members of the Committee responsible for administering the 1998 Plan with respect to these covered employees must be "outside directors." We have determined that the Compensation Committee currently consists of three outside, non-employee directors.

Eligibility.

Incentive Stock Options ("ISOs") may be granted under the 1998 Plan to employees (including executives) of NPS and any affiliates. Employees (including executives), directors and consultants of NPS are all eligible to receive Non-Statutory Stock Options ("NSOs") awards under the 1998 Plan. In

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order to ensure that NPS will be able to deduct for tax purposes the compensation attributable to the exercise of options granted under the 1998 Plan, the 1998 Plan limits the maximum number of shares of Common Stock that may be covered by stock options issued under the 1998 Plan to one individual for any consecutive three calendar years to 750,000.

ISOs granted to an employee owning 10% or more of the total combined voting power of NPS or any affiliate of NPS at the time of grant must have an exercise price of at least 110% of the fair market value of the stock subject to the option on the date of grant, and the term of the option may not exceed five years from the date of grant. For ISOs granted under the 1998 Plan, the aggregate fair market value determined at the time of grant of the shares of Common Stock with respect to which such options are exercisable for the first time by an optionee during any calendar year (under all such plans of NPS and its affiliates), may not exceed $100,000.

As of April 1, 2008, six executive officers, six non-employee directors, and approximately 32 employees are eligible to participate in the 1998 Plan.

Shares Available for Awards.

On March 3, 1998, the Board adopted the 1998 Stock Option Plan, which was subsequently approved by the stockholders on May 20, 1998. There were a total of 1,000,000 shares initially authorized for issuance under the 1998 Plan. Pursuant to Board and stockholder approval, this amount was increased to 3,000,000 shares in June 2000, to 4,900,000 shares in May 2002, and to 6,500,000 in August 2003. As of April 1, 2008, there were 4,041,315 shares subject to outstanding options granted under our 1998 Plan.

If there is any change in the Common Stock subject to the 1998 Plan or subject to any option granted under the 1998 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the 1998 Plan and options outstanding thereunder may be appropriately adjusted as to the type of security and the maximum number of shares subject to such plan, the maximum number of shares which may be granted to an employee during any calendar year, and the type of security, number of shares and price per share of stock subject to such outstanding awards in order to preserve (or prevent enlargement of) the benefits or potential benefits intended at the time of the grant.

Terms of the Options.

The following is a description of the permissible terms of options under the 1998 Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Valuation. The exercise price of ISOs and NSOs under the 1998 Plan may not be less than the fair market value of the Common Stock subject to the option as of the date of the option grant, and in some cases with respect to ISOs, as described above under "Eligibility", may not be less than 110% of such fair market value. The closing price of a share of our Common Stock as reported on the NASDAQ Global Market on April 1, 2008, was $4.11.

Payment. The exercise price of options granted under the 1998 Option Plan may be paid either:

- in cash at the time the option is exercised;
- by delivery of other Common Stock of NPS or a combination of cash and already owned Common Stock;
- through surrender of shares of Common Stock available for exercise under the Option;
- pursuant to a deferred payment arrangement;

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- pursuant to a broker-assisted exercise same-day sales program;

- in any other form of legal consideration acceptable to the Board; or

- any combination of the above.

No Repricing. Except for certain adjustments due to corporate transactions as described herein, the exercise price for any stock option (ISOs and NSOs) under the 1998 Plan may not be decreased after the grant of such stock option, and a stock option may not be surrendered as consideration in exchange for the grant of a new stock option with a lower exercise price.

Option Exercise. Options granted under the 1998 Plan may become exercisable, or vest, in cumulative increments as determined by the Board. The Board has the power to accelerate the time during which an option may be exercised, and options granted may contain provisions for accelerated vesting upon specified events or conditions. In addition, options granted under the 1998 Plan may permit exercise prior to vesting, but in such event, the optionee may be required to enter into an early exercise stock purchase agreement that allows NPS to repurchase shares not yet vested at their exercise price should the optionee leave the employ of NPS before vesting.

Term. The maximum term of ISOs and NSOs under the 1998 Plan is ten years, except that in certain cases, as described above under "Eligibility", the maximum term of ISOs is five years. ISO status terminates three months after termination of the optionee's employment with NPS or association as director or affiliate of NPS, unless (a) such termination is due to such person's permanent and total disability (as defined in the Internal Revenue Code of 1986, as amended), in which case the option may, but need not, provide that it may be exercised at any time within one year of such termination; (b) the optionee dies while serving, or within in a three-month period of having served NPS or any affiliate of NPS, in which case the option may, but need not, be exercisable (to the extent that the option was exercisable at the time of the optionee's death) within twelve months of the optionee's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (c) the option by its terms specifically provide otherwise. Individual options by their terms may provide for exercise within a longer period of time following termination of employment or the consulting relationship.

Effect of Certain Corporate Events.

The 1998 Plan provides that, in the event of a specified type of merger or other corporate reorganization, the time during which options outstanding under the 1998 Plan become vested shall be accelerated and all outstanding Options shall become immediately exercisable upon such event. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of NPS.

Duration, Amendment, and Termination.

The Board may suspend or terminate the 1998 Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, the plan shall terminate at midnight, May 31, 2012. No options may be granted under the plan while the plan is suspended or after it is terminated. The Board may also amend the 1998 Plan at any time or from time to time. However, the Board may not, without the approval of our stockholders:

- modify the plan to the extent such modification requires stockholder approval in order for the plan to satisfy or continue to satisfy Sections 422 and/or 162(m) of the Code, if applicable, Rule 16b-3, and/or Nasdaq or other securities exchange listing requirements;

- increase the number of shares issuable under the 1998 Plan;

- decrease the minimum stock option exercise price set forth in the 1998 Plan; or

- permit repricing of outstanding options.

The Board may submit any other amendment to the 1998 Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

Restrictions on Transfer.

Except as otherwise provided by the Board, awards under the 1998 Plan are not transferable other than as designated by the participant by will or by the laws of descent and distribution. In general, ISOs may not be transferred by the optionee otherwise than by will or by the laws of descent and distribution and, during the lifetime of the optionee, may be exercised only by the optionee. NSOs may not be transferred except when transfer to a family member or related trust or partnership is authorized by express provision of the option grant agreement, by will or by the laws of descent and distribution or pursuant to a domestic relations order satisfying the requirements of Rule 16b-3 and, during the lifetime of the optionee, may be exercised only by the optionee, a valid family member, or a transferee pursuant to a domestic relations order.

Federal Income Tax Consequences.

The following is a general summary as of the date of this Proxy Statement of the United States federal income tax consequences to NPS and our employees, directors and contractors participating in the 1998 Plan. Federal tax laws may change and the federal, state and local tax consequences for any participating employee, director or contractor will depend on his or her individual circumstances. Each participating employee, director and contractor has been and is encouraged to seek the advice of a qualified tax adviser regarding the tax consequences of participation in the 1998 Plan. The following discussion does not purport to describe state or local income tax consequences in the United States, nor tax consequences for participants in other countries.

Options granted under the 1998 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or nonstatutory stock options which are not intended to meet those requirements. The United States federal income tax consequences for the two types of options differ as follows:

Incentive Stock Options. Incentive Stock Options, or ISOs, under the 1998 Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the optionee or NPS by reason of the grant or exercise of an ISO. However, the exercise of an ISO may increase the optionee's alternative minimum tax liability, if any.

If an optionee holds stock acquired through exercise of an ISO for at least two years from the date of exercise of the option, any gain or loss on a disposition of such stock will be long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), at the time of disposition, the optionee will realize taxable ordinary income equal to the lesser of (a) the excess of the stock's fair market value on the date of exercise over the exercise price, or (b) the optionee's actual gain, if any, on the purchase and sale. The optionee's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss which will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

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To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, NPS will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options. Nonstatutory Stock Options, or NSOs, granted under the 1998 Plan generally have the following federal tax consequences:

There are no tax consequences to the optionee or NPS by reason of the grant of a NSO. Upon exercise of a NSO, the optionee normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wages an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionees who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitation on our Deductions. Any United States income tax deductions that would otherwise be available to NPS are subject to a number of restrictions under the Code, including Section 162(m), which can limit the deduction for compensation paid to our Chief Executive Officer and our other four most highly compensated executive officers.

New Plan Benefits.

None of our former executive officers are eligible to participate in receiving future awards under the 1998 Plan. The number of shares to be issued under the 1998 Plan to the individuals and groups listed below and the net values to be realized upon such issuances are discretionary, and therefore, not determinable:

- Francois Nader, our Chief Executive Officer and President;
- Luke Beshar, our Chief Financial Officer and Senior Vice President;
- each of our three other most highly compensated executive officers;
- all current executive officers as a group; and
- all employees, including all current officers who are not executive officers, as a group.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT OF THE 1998 STOCK OPTION PLAN.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of our Board of Directors has appointed KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Stockholder ratification of the appointment of KPMG as our independent registered public accounting firm is not required by our Bylaws or otherwise; however, as a matter of good corporate governance, we are asking stockholders to ratify such appointment. It is understood that even if the appointment is ratified, the Audit Committee, at its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and our stockholders. KPMG has audited our financial statements since our inception in 1986. Representatives of KPMG are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

Principal Accountant Fees and Services

For the last two fiscal years, fees were paid or payable in the following amounts for services by KPMG:

	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006
Audit fees	$689,000	$427,000
Audit-related fees	$ 72,000	$ 10,000
Tax fees	$136,000	$113,000
All other fees	$ —	$ —

Audit fees consist of KPMG's fees for services related to their audits of NPS's annual financial statements and internal control over financial reporting, their review of financial statements included in our quarterly reports on SEC Form 10-Q, their review of SEC filed registration statements and issuance of consents, and comfort letters. Audit-related fees consist primarily of fees rendered for services in connection with audit of a subsidiary and an employee benefit plan. Tax fees consist of fees rendered for services on tax compliance matters, including tax·return preparation, claims for refund and assistance with tax audits of previously filed tax returns, tax consulting and advisory services consisting primarily of tax advice rendered by KPMG in connection with the formulation of our tax strategy and assistance in minimizing custom, duty and import taxes.

All audit, audit-related, tax, and any other services performed for us by our independent registered public accounting firm are subject to pre-approval by the Audit Committee of our Board of Directors and were pre-approved by the Audit Committee prior to such services being rendered. The Audit Committee determined that the services provided by and fees paid to KPMG were compatible with maintaining the independent registered public accounting firm's independence.

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AUDIT COMMITTEE REPORT(1)

The Audit Committee of the Board of Directors has reviewed and discussed with management our audited consolidated financial statements as of and for the year ended December 31, 2007.

The Audit Committee discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61. The Audit Committee has received, reviewed, and discussed with KPMG the written disclosures and the letter from them required by Independence Standards Board Statement No. 1 and discussed with KPMG their independence.

Based upon these reviews and discussions, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and amendments thereto.

The Audit Committee

Rachel R. Selisker, Chairman
Michael W. Bonney
Peter G. Tombros

(1) This Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be "filed" with the Securities and Exchange Commission or deemed to be incorporated by reference in previous or future documents filed by NPS with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or under the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent we specifically incorporate this Report by reference in any such document.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of compensation to our named executive officers. Our named executive officers are those executive officers whose compensation is disclosed in the Summary Compensation Table on page 32 of this Proxy Statement.

During 2007, we restructured our operations to, among other things, implement a new business strategy, cut costs and consolidate our operations in New Jersey. In connection with this restructuring initiative, several of our named executive officers separated from the Company in 2007 and other named executive officers joined the Company in 2007. Specifically, Gerard Michel, Jeurgen Lasowski and Alan Mueller separated from the Company in 2007 and Luke Beshar, Andrew Rackear and Brian O'Callaghan joined the Company during 2007. Additionally, in March 2008, Dr. Anthony Coles separated from the Company and Dr. Francois Nader was appointed as Chief Executive Officer and President. As discussed below, certain elements of our compensation program for 2007, including our short-term incentive program and post-termination compensation, took into account and were tailored around our 2007 restructuring initiative.

Role of Board of Directors and Compensation Committee

Our compensation policy is set by the Board of Directors, with the advice and recommendation of the Compensation Committee. The Board has delegated to the Compensation Committee the responsibility for implementing, reviewing and continually monitoring adherence with our compensation policy. The Compensation Committee is responsible for establishing, reviewing, approving and recommending to the Board for final approval each of our compensation programs. In addition, the Compensation Committee is responsible to ensure that total compensation paid to our executive officers, including the named executive officers, is consistent with our compensation policy and objectives.

Compensation Policy and Objectives

Our compensation policy has two fundamental objectives: (1) to attract, retain and motivate highly talented and team oriented executives and employees, and (2) to align our executive's and employee's interests with those of our stockholders by rewarding short-term and long-term performance. To accomplish our fundamental objectives, the Compensation Committee establishes, approves and recommends to the Board for final approval compensation programs based on certain compensation philosophies. Among those are:

- Compensation awarded should be fair, reasonable and competitive with the compensation paid by other companies that compete with us for executive talent.

- Compensation programs must reward the accomplishment of individual and Company performance goals. Our programs should deliver higher compensation when individual and Company performance meets or exceeds the performance goals. Likewise, where individual or Company performance falls short of expectations, our compensation programs should deliver lower compensation.

- Compensation programs should include the appropriate mix of cash and equity components to reward both short-term and long-term performance, each of which is necessary for success in the pharmaceutical industry.

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- Compensation programs should also ensure executive and employee retention. In light of the volatility of our business and the pharmaceutical industry in general, our compensation programs should be structured so that even in periods of downturns in Company performance, successful, high-achieving executives and employees will remain motivated and committed to NPS.

- Perquisites should be rare and limited to those that are essential to the executive's ability to effectively perform.

Compensation Consultant

In 2007, the Compensation Committee retained the services of an external compensation consultant, Hewitt Associates, or Hewitt. The mandate of the consultant is to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, retention programs, executive compensation design issues, market trends, and technical considerations. The Compensation Committee regularly evaluates Hewitt's performance and has the final authority to engage and terminate Hewitt. During 2007, Hewitt advised the Compensation Committee in determining base salaries for executive officers, establishing the range of potential awards for executive officers under our short-term incentive program and determining individual equity grant levels for executive officers. Hewitt also advises the Compensation Committee on non-employee director compensation, which is discussed in more detail later in this Proxy Statement under the caption "2007 Director Compensation."

Role of Executives in Compensation Decisions

Our CEO, Senior Director of Human Resources, and General Counsel generally attend Compensation Committee meetings. Generally all Compensation Committee meetings include an executive session which is conducted without the CEO and Senior Director of Human Resources being present. The Compensation Committee typically requests that the General Counsel remain present during executive sessions, though the General Counsel is also excused from executive sessions when appropriate. Our CEO and Senior Director of Human Resources work with Hewitt to develop total compensation recommendations for our executive officers other than the CEO. The recommendations are submitted to the Compensation Committee for review. The Compensation Committee works directly with Hewitt to develop a recommendation for CEO compensation. While Hewitt and the officers mentioned above offer ideas, opinions, and proposals to the Compensation Committee, the Compensation Committee functions and votes independently.

Setting Executive Compensation

The Compensation Committee has established a number of practices to assist it in setting executive compensation in accordance with our compensation policy and objectives. Among the procedures are:

- *Engaging Compensation Consultant.* The Compensation Committee has retained Hewitt to advise it on matters related to executive compensation and our compensation programs.

- *Market Review.* With the assistance of Hewitt and management, the Compensation Committee reviews each component of NPS executive compensation against compensation at a peer group of publicly-traded biotechnology and pharmaceutical companies. Our overall compensation program is designed to provide our named executive officers with total compensation at the mid-range, or 50th percentile, of the total compensation paid for comparable positions within the surveyed companies. For 2007, the total compensation paid to our named executive officers was, on average, in the 58th percentile of that paid for comparable positions within the surveyed companies. All elements of compensation were compared to the entire group of surveyed companies based on available market information. The peer group used for the comparison,

which is regularly reviewed, consists of companies which we believe have executive positions similar in breadth and scope to ours and businesses that compete with us for talent and stockholder investment. The 2007 peer group was comprised of the below listed companies. Due to the restructuring of our business, we expect that the peer group to be used for benchmarking purposes in 2008 will be different than the peer group used for 2007.

- Acadia Pharmaceuticals
  Advancis Pharmaceutical
  Akros Pharma
  Alnylam Pharmaceuticals
  ARENA Pharmaceuticals
  Avanir Pharmaceuticals
  Avigen
  Celsion
  CV Therapeutics
  Cytokinetics
  Dusa Pharmaceuticals
  Dynavax Technologies

  Encysive Pharmaceuticals
  Genaera
  Genelabs Technologies
  Icagen
  Idera Pharmaceuticals
  Incyte
  Kosan Biosciences
  Metabasis Therapeutics
  Neurogen
  Novavax
  Palatin Technologies
  Pharmacopeia

  Poniard Pharmaceuticals
  Pozen
  Rigel
  Sangamo Biosciences
  Sciclone Pharmaceuticals
  Tapestry Pharmaceuticals
  Theravance
  Trimeris
  Vical
  Vivus
  Xenoport

- *Total Compensation Review.* The Compensation Committee reviews each named executive officer's total compensation annually with the assistance of management and Hewitt. To facilitate this review, the Compensation Committee utilizes tally-sheets, which are provided by the Senior Director of Human Resources. Tally sheets are prepared for each named executive officer and present the dollar value of each component of the executive's total compensation, including cash compensation (which includes base salary and payments under our short-term incentive compensation program), outstanding equity awards (including awards under our long-term incentive compensation program), retirement benefits and other compensation due upon termination of employment. These tally sheets reflect the range of potential payments that may be made to the executive, including payments based upon the achievement of specified performance criteria, a termination of employment and a change-in-control of the Company. The purpose of these tally sheets is to provide the Compensation Committee with a comprehensive view of all of the elements of compensation that could be paid to our named executive officers in various scenarios, as well as to provide information about wealth accumulation. The Compensation Committee then uses this information as part of its analysis of the appropriate compensation mix and level of total compensation to be paid to each named executive officer and to help it determine internal pay equity among all of our named executive officers.

- *Evaluating Individual Performance.* Individual performance is a key component of the compensation of all executives and employees at NPS. At the beginning of each year, each of our executive officers and employees establishes annual performance goals with advice and input from their immediate supervisor. At the end of the year, each executive and employee participates in a performance review to assess to what extent the executive or employee has achieved his or her performance goals and otherwise contributed to our results for the year. The Board conducts the annual individual performance review of our CEO. Our CEO, with the assistance of our Senior Director of Human Resources, conducts the annual performance review of each of our executive officers. Typically, the Compensation Committee considers individual performance in connection with establishing base salary and granting both short-term and long-term incentive awards.

- *Evaluating Company Performance.* Company performance is also a key component of compensation at NPS. The Board, at the beginning of the year and with the recommendation of the Compensation Committee and management, adopts the Company's performance goals for

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the respective year. At the end of the year, the Board reviews our performance to assess to what extent we have achieved each performance goal. While Company performance indirectly affects all components of executive compensation at NPS, it is utilized primarily in connection with our short-term incentive program.

2007 Executive Compensation Components

For 2007, the principal elements of compensation for named executive officers were:

- base salary;
- short-term incentive compensation; and
- long-term incentive compensation.

The level of compensation paid to our chief executive officer and the other named executive officers reflects the Compensation Committee's assessment of the relative experience and level of responsibility of each such officer and their potential contribution to our performance and the accomplishment of our goals, and is supported by the Compensation Committee's benchmarking of the compensation paid to similar officers of comparable companies. As a result of these factors, the total compensation paid to our named executive officers during 2007 varied.

Base Salary

Base salary represents the fixed component of executive compensation. It is designed to deliver a limited portion of compensation at a guaranteed level to provide our named executive officers with some security for performing their executive responsibilities. Base salary ranges are determined for each named executive officer based on a number of factors, including the officer's position, specific responsibilities, level of experience, individual performance, Company performance, and also on market data from the peer group companies.

The Compensation Committee receives the recommendation of the CEO and Senior Director of Human Resources for the base salary of each named executive officer, other than the CEO, as part of a general Company-wide salary assessment performed annually by management. The Compensation Committee develops a recommendation for the CEO's base salary with the assistance of Hewitt. The Compensation Committee recommends the base salary for each named executive officer to the Board for final approval.

2007 Base Salary Determinations

In establishing Dr. Coles' base salary for 2007, the Compensation Committee considered the overall performance and leadership of Dr. Coles during 2006 in light of the changes to our business during the same period and the need for strong, creative leadership given these changes. After considering the above criteria, the Compensation Committee determined that Dr. Coles' performance warranted an increase in base salary. However, in an effort to conserve cash to fund our operations, the Board determined, at its December 2006 year-end meeting, not to increase Dr. Coles' base salary for 2007. The Board, however, at its 2007 year-end meeting, approved a 5% increase in Dr. Coles' 2007 base salary to $525,000 annually. The salary increase was made retroactive to March 2007. The Compensation Committee recommended, and the Board approved, Dr. Coles' salary increase after considering, among other things, Dr. Coles' performance in 2007, which is discussed in more detail below.

The Compensation Committee reviewed similar considerations to determine the base salary for each of the other named executive officers for 2007. Similar to Dr. Coles, the Compensation Committee determined that each of the then-employed named executive officer's performance

warranted an increase in base salary. However, in an effort to conserve cash to fund our operations, the Compensation Committee determined not to increase the named executive officers' base salaries for 2007.

2008 Base Salary Determinations

In establishing Dr. Coles' base salary for 2008, the Compensation Committee considered the compensation paid by the peer group companies and the recommendation of Hewitt. The Compensation Committee also evaluated Dr. Coles' individual performance and leadership in 2007 and considered, among other things:

- That each of the Company's 2007 performance goals, which are discussed in more detail below, had been achieved at or above the target performance level.

- The significant amount of capital raised by NPS through new financings and the monetization of assets.

- The completion of the Phase 3 clinical study of GATTEX for the treatment of short bowel syndrome and the signing of the ex-North America partnership for GATTEX with Nycomed.

- The enhancement of our executive team with several new hires.

After considering the above criteria, the Compensation Committee recommended, and the Board approved, an increase to Dr. Coles' base salary of approximately 4.5% to $548,625 annually. Dr. Coles received this increased base salary from January 1, 2008 until he resigned as Chief Executive Officer and President in March 2008.

In December 2007, the Compensation Committee also reviewed the performance of each of the other currently-employed named executive officers for 2007. Similar to Dr. Coles, the Compensation Committee determined that the performance of each officer during 2007 warranted an increase in base salary. Accordingly, the Compensation Committee recommended, and the Board approved, a 4.5% increase in base salary, on a pro-rata basis, for each named executive officer who did not separate from the Company in 2007.

In March 2008, Dr. Francois Nader was appointed as our Chief Executive Officer and President. In connection with this appointment, the Compensation Committee recommended, and the Board approved, an annual base salary of $475,000 for Dr. Nader.

Short-Term Incentive Compensation

Overview of STI program and Target Awards

Our short-term incentive compensation program, or STI, is an annual cash incentive program that is intended to reward significant Company and individual executive performance over the course of the fiscal year. At the beginning of each year, the Board, with the recommendation of management, adopts the Company's performance goals for the current year. Each goal typically contains a minimum, target, and maximum achievement level and a significance weighting relative to the other goals. Also, at the beginning of each year, each named executive officer establishes individual performance goals, which contain various achievement levels and significance weighting. Whether a named executive officer receives an STI award for a particular year depends upon the extent to which the Company performance goals and the executive's individual performance goals have been achieved.

Each named executive officer's STI target award is based on a percentage of the officer's base salary and is paid only on the portion of the salary that is actually earned. The target awards are determined based on the Compensation Committee's review of the particular officer's total compensation and also on the compensation paid by the peer group companies. For 2007, (i) Dr. Coles'

STI target award was 60% of base salary, (ii) Dr. Nader's STI target award was 40% of base salary, (iii) each of Mr. O'Callaghan's, Mr. Michel's and Mr. Lasowski's STI target awards was 35% of base salary, and (iv) each of Mr. Rackear's and Dr. Mueller's STI target awards was 30% of base salary. Mr. Beshar did not participate in the 2007 STI program and, instead, received a one-time cash sign-on bonus of $15,000, which is discussed below.

Company and Individual Performance

Each named executive's STI award is based on: 1) 75% on our Company performance goals and 2) 25% on the named executive's individual performance. Together, the Company and individual performance components comprise a named executive's STI award. The required performance level and corresponding STI payment for the Company component and individual component of the STI award are provided below

Company Performance Component. In 2007, our named executive officers were eligible to receive the following payments under the Company component of the STI award:

- No payment for the Company component unless the Company achieved the minimum performance level for the respective goal;

- A payment of at least 50% but less than 100% of the Company component if the Company achieved or exceeded the minimum performance level but did not achieve the target performance level;

- A payment of at least 100% but less than 150% of the Company component if the Company achieved the target performance level but did not achieve the maximum performance level; or

- A payment of 150% of the Company component if the Company achieved the maximum performance level.

Individual Performance Component. In 2007, our named executive officers were eligible to receive the following payments under the individual component of the STI award:

- No payment for the individual component unless the executive achieved the minimum individual performance level;

- A payment of at least 80% but less than 100% of the individual component if the executive achieved or exceeded the minimum performance level but did not achieve the target performance level;

- A payment of at least 100% but less than 120% of the individual component if the individual achieved the target performance level but did not achieve the maximum performance level; or

- A payment of 120% of the individual component if the individual achieved the maximum performance level.

2007 Company Performance Goals

In 2007, we restructured our operations and implemented a new business strategy, which entailed aggressive cost cutting, debt refinancing and the adoption of a new business strategy. Consequently, the Company's 2007 performance goals focused on restructuring objectives, cash generation objectives and

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cash management objectives. Set out below are the 2007 Company performance objectives, their relative weighting, and the minimum, target and maximum achievement levels:

Performance Objective	Weight	Achievement Metrics		
		Minimum	Target	Maximum
Restructure the business to reduce fixed operational expenses to target metric and develop a new business plan for core development assets	25%	$27 million	$25 million	$23 million
Monetize non-core assets at target amount........	25%	$<20 million	$20 million	$>20 million
Manage 'non-recurring' vendor and partner commitments, including restructuring and debt refinancing charges, within target	20%	$53 million	$50 million	$<50 million
Address and consolidate convertible debt due 2008 by target date	10%	December	October	August
Execute phase 3 short bowel syndrome trial and deliver topline results by target date	20%	November	October	September

Modifications to 2007 STI Program

In light of the unique challenges presented in 2007 and the performance goals adopted by the Company to address these challenges, the Compensation Committee modified certain aspects of the 2007 STI program (as described below) in an effort to encourage optimal performance. First, the Compensation Committee acknowledged that the employment of certain named executive officers would likely be terminated without cause in order to accomplish the 2007 Company goals. The Compensation Committee determined that these departing executives would be eligible for the Executive Incentive to the same extent as if the executive were employed by the Company on the date that the incentive was actually paid out. Next, the Compensation Committee consolidated individual and Company performance under the STI program for departing executives. As such, the Company's 2007 performance goals became the sole performance criteria to be satisfied in order for a departing executive to earn the Executive Incentive. The Compensation Committee adopted this approach to motivate each departing executive to focus solely on the Company performance goals during 2007.

For named executive officers who were not departing executives, the Compensation Committee followed the structure of the Company's traditional STI program. As such, 75% of the named executive officer's STI award was based on the level of achievement of the Company's performance goals and 25% of the executive's STI award was based on the level of the executive's individual performance. However, as a result of our 2007 restructuring initiatives and the emphasis placed on the Company performance goals, our named executive offices did not set, and the Compensation Committee did not evaluate, individual performance goals. Instead, the Compensation Committee, as part of its year-end meeting, performed a subjective assessment of the individual performance and contributions of each remaining and newly appointed named executive officer in determining whether and to what extent to award the individual component of the STI award.

2007 Short Term Incentive Award

During its 2007 year-end meeting, the Board, with the assistance of the Compensation Committee, assessed the Company's performance under each of the 2007 performance goals to determine whether and to what extent to award the Company component of the STI award. The evaluation consisted of a review of each respective performance goal, its weighting and the actual performance delivered by the

Company. During its evaluation, the Board concluded that: (i) each performance goal was achieved at or above the maximum level, and (ii) the financial performance goal related to asset monetization was achieved at a level significantly beyond the maximum performance level. Accordingly, in December 2007, the Compensation Committee recommended, and the Board approved, payment of the Company component of the STI award to each named executive officer at the maximum performance level, or 150% of the target award. For our departing executives, this comprised the performance assessment process for the STI award. For our remaining and newly appointed named executive officers, the Compensation Committee, with the assistance of the CEO and Senior Director of Human Resources, assessed each executive's individual performance and contributions to the Company during 2007. The Compensation Committee determined, as a result of this review, that each executive displayed exceptional individual performance considering the challenges presented during 2007. Accordingly, the Compensation Committee recommended, and the Board approved, payment of the individual component of the STI award to each remaining and newly appointed named executive officer at the maximum performance level, or 120% of the target award.

Certain of our decisions relating to the allocation of compensation between cash and non-cash compensation reflect our goal to preserve cash whenever possible. As a result, the Compensation Committee determined to pay the STI award to departing executives, namely Mr. Michel, Mr. Lasowski, and Dr. Mueller, in unrestricted common stock of the Company. The actual incentive awards earned and paid to our named executive officers are reflected in column (g) of the Summary Compensation Table for executives who remained with the Company and column (e) of the Summary Compensation Table for our departing executives.

2007 Discretionary Bonus

In connection with the performance delivered by the Company under the financial performance goal related to asset monetization, the Board awarded an extraordinary performance bonus of $100,000 to Dr. Coles and $50,000 to Mr. Lasowski. Dr. Coles and Mr. Lasowski were the executives who were primarily responsible for the financial performance goal related to asset monetization. These incentive awards were denominated in dollars but paid in unrestricted common stock of the Company. The awards are reflected in column (e) of the Summary Compensation Table.

2007 CEO Retention Bonus

During 2007, the Compensation Committee recommended, and the Board approved, a retention bonus for Dr. Coles in the amount of $300,000 in consideration for Dr. Coles' agreement to remain employed with the Company during 2007. The Committee determined that the retention bonus was a reasonable and necessary incentive to entice Dr. Coles to guide the Company through its 2007 restructuring initiative. The Compensation Committee provided for the payment of the retention bonus by awarding restricted stock to Dr. Coles, which would have a value on the date of vesting of $300,000. The restricted stock vested on March 15, 2008. The retention bonus is reflected in column (e) of the Summary Compensation Table.

The 2007 discretionary and retention bonuses described above were one time payments that were made in connection with our restructuring initiative and change in strategy that occurred in 2007.

2007 Cash Sign-on Bonuses

During 2007, the Compensation Committee recommended, and the board approved, a one time cash sign-on bonus in the amount of $15,000 for Mr. Beshar and $50,000 for Mr. O'Callaghan. The Compensation Committee determined that the sign-on bonuses were a reasonable and necessary recruitment incentive to cause Mr. Beshar and Mr. O'Callaghan to join the Company in light of the

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ongoing 2007 restructuring initiatives. These cash sign-on bonuses are reflected in column (d) of the Summary Compensation Table.

Long-Term Incentive Compensation

Our long-term incentive compensation program, or LTI, is an integral part of our compensation policy. We believe that equity grants that vest over a period of years tie a portion of our executives' compensation to our long-term performance and, thereby, align the interests of our executives with the interests of our shareholders. Our equity compensation program delivers compensation to executives only when NPS performs and the value of NPS common stock increases. We provide equity grants primarily through the issuance of stock options. The Board has, however, also utilized grants of restricted stock units for the retention, recruitment and promotion of our executive officers.

Prior to the end of each year, the Compensation Committee, with the assistance of management, considers each named executive officer's LTI award. To determine LTI awards, the Compensation Committee considers each executive's individual performance and total compensation, including the value of outstanding option grants. The Compensation Committee also considers equity awards granted by the peer group companies. After such consideration, the Committee determines each named executive officer's LTI award and presents its recommendation to the Board for approval. During 2007, the annual LTI awards granted to our named executive officers were not increased and remained as follows: (i) 90,000 stock options for Dr. Coles; (ii) 75,000 stock options for Dr. Nader; (iii) 35,500 stock options for Mr. Michel and Dr. Mueller; and (v) 33,100 stock options for Mr. Lasowski. Messrs. Beshar, Rackear, and O'Callaghan did not receive an annual LTI award during 2007 and, instead, received sign-on equity awards in the amounts referenced in the 2007 Grants of Plan Based Awards Table.

Stock options for named executive officers are granted under our 2005 Omnibus Incentive Plan and 1998 Stock Option Plan and generally vest over four years. Options are granted quarterly rather than annually to mitigate the impact of fluctuating market prices on option exercise prices and option expense. The quarterly grant dates are determined and approved by the Compensation Committee well in advance of the actual grant date, generally at the Compensation Committee's December meeting, and are currently the 15th day after the applicable quarter end or the following business day. The Compensation Committee and Board, however, retain the discretion to make additional awards to executive officers and employees at other times as necessary for recruiting purposes, retention purposes or otherwise. Options are granted at the NASDAQ stock market's closing price of our common stock on the date of grant. We do not have any program, plan or practice of setting the exercise price of stock options on a date other than the grant date. The Compensation Committee's procedure for timing and pricing option grants provides assurance that option grant timing and price are not manipulated in favor of executive officers. From time to time, the Compensation Committee authorizes executive officers to make a limited number of option grants to new employees and other non-named executive officers in accordance with the Compensation Committee's guidelines. The exercise price for such new hire grants is the closing price of our common stock on the NASDAQ Global Market on the date of grant, which is the employee's hire date.

Employment Agreements

We have not entered into employment agreements with any of our named executive officers, with the exception of our CEO and President, Dr. Francois Nader and former CEO and President, Dr. Anthony Coles. A summary of our employment agreements with Dr. Nader and Dr. Coles is provided later in the Proxy Statement under the caption "Employment Agreements." Although we generally do not enter into employment agreements with our executive officers, we believe that the benefits and protections offered by a formal employment agreement allows us to attract a more qualified pool of candidates for the position of chief executive officer of our Company. The

employment agreements we entered into with Dr. Nader and Dr. Coles were the product of arms'-length negotiations and incorporated the employment terms that the Compensation Committee determined were consistent with terms being offered in the marketplace for executives with similar qualifications.

Post Termination Compensation

In light of the volatility of our business and industry, we provide post-termination compensation to our named executive officers under certain circumstances. Our executives may be entitled to payments and other benefits upon separation from the Company under certain contractual arrangements, including employment agreements or our Change in Control Severance Pay Plan. A summary of each of these contractual arrangements is provided later in this Proxy Statement under the caption "Potential Payments upon Termination or Change in Control." In determining the severance payments or benefits to be paid to our named executive officers upon a termination of employment, whether or not resulting from a change in control of NPS, the Compensation Committee considers the executive's total compensation, including the value of historical equity compensation that has been accumulated by each executive. Based on an analysis of the severance benefits paid to executives by companies within the peer group, the Compensation Committee believes that the severance payments provided to our named executive officers are competitive, reasonable and not excessive.

Perquisites

It is our general practice not to provide significant perquisites or personal benefits to our named executive officers. The Compensation Committee, however, retains the discretion to consider and award reasonable perquisites or personal benefits to named executive officers as necessary for recruiting purposes, retention purposes, or otherwise. There were no perquisites awarded during 2007 that are required to be disclosed in this Proxy Statement. Named executive officers, however, are eligible to participate in our 401(k) retirement plan and receive the same Company match that is available to all employees.

Policy Regarding Deductibility

Our general approach is to seek to qualify the compensation paid to our named executive officers as deductible under Section 162(m) of the Internal Revenue Code but to preserve flexibility in allowing the Compensation Committee to make compensation awards consistent with the philosophy and policies described in this Compensation Discussion and Analysis. The Compensation Committee will continue to evaluate the advisability of qualifying the deductibility of such compensation in the future.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

Compensation Committee

Donald Kuhla, Chairman
Calvin R. Stiller
Rachel R. Selisker

31

2007 SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid to or earned by each of our named executive officers for the fiscal year-ended December 31, 2007. Mr. Beshar, Mr. Rackear and Mr. O'Callaghan each joined the Company in 2007. Dr. Coles separated from the Company in March 2008, at which time Dr. Nader was appointed Chief Executive Officer and President. Mr. Michel, Mr. Lasowski and Dr. Mueller separated from the Company during 2007.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($)(3) (g)	All Other Compensation ($) (h)	Total ($) (i)
Francois Nader CEO and President	2007	421,077	—	73,283	149,059	226,932	10,125(4)	880,476
Luke Beshar CFO and Senior VP	2007	30,923	15,000(5)	—	11,363	—	—	57,286
Andrew Rackear Senior VP legal Affairs and General Counsel	2007	119,308	—	—	24,550	51,004	—	194,862
Brian O'Callaghan Senior VP and CCO	2007	62,500	50,000(5)	—	14,582	31,172	5,507(4)	163,761
N. Anthony Coles Former CEO and President	2007	520,385	—	762,760(6)	642,882	450,000	—	2,376,027
	2006	480,962	—	360,789	336,407	245,291	1,213,159(7)	2,636,608
Gerard J. Michel Former CFO and VP, Corporate Strategy	2007	284,010	—	152,433(8)	410,739(9)	—	638,775(10)	1,485,957
	2006	307,678	—	21,055	367,460	92,342	9,900	798,435
Juergen Lasowski Former Senior VP Corporate Development	2007	273,416	—	370,825(11)	91,221	—	555,233(12)	1,290,695
Alan L. Mueller Former VP, Research	2007	184,608	—	88,202(13)	376,239(14)	—	572,185(15)	1,221,234
	2006	274,275	—	18,769	293,071	68,912	9,900	664,927

(1) Reflects the dollar amount recognized for financial statement reporting purposes for the respective fiscal years ended December 31, in accordance with FAS 123(R), of stock awards and may include expense for awards granted in and prior to that fiscal year. Assumptions used in the calculation of these amounts are included in footnote 12 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the respective fiscal years ended December 31, in accordance with FAS 123(R), of stock option awards and stock appreciation rights and includes expense for awards granted in and prior to that fiscal year. Assumptions used in the calculation of these amounts are included in footnote 12 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

(3) Reflects the amount paid to each named executive officer under our short-term incentive compensation program for the fiscal-year ended December, 31, 2007 or 2006. For additional information on our short-term incentive compensation program, see the section entitled "Short-Term Incentive Compensation" in the Compensation Discussion and Analysis on page 26 of this Proxy Statement.

(4) Reflects Company matching contributions to the 401(k) plan for the named executive officer.

(5) Reflects a one-time cash sign-on bonus paid to the named executive officer upon joining the Company.

(6) Reflects the following: (i) $100,000 extraordinary performance incentive paid in Company common stock; (ii) $300,000 retention bonus paid in Company common stock; and (iii) the dollar amount recognized for the fiscal year ended December 31, 2007 under FAS 123(R) for previously granted restricted stock units pursuant to Dr. Coles' Employment Agreement

(7) Reflects the following relocation expenses paid by the company on behalf of Dr. Coles: (i) $893,736 relating to expense incurred by NPS in connection with the purchase and sale by an independent relocation company of Dr. Coles' Boston

home, such expenses consisting of (a) mortgage payments, (b) tax, utility and insurance payments, (c) payment for certain repairs to the residence, (d) payment of broker's commissions and selling costs, and (e) net loss on the sale of the residence; (ii) $94,999 relating to airfare, hotel, car service, and meal expense in connection with Dr. Coles work-required travel between Boston and New Jersey during the relocation process; (iii) $94,196 relating to a tax gross-up paid to Dr. Coles for tax expense incurred in connection with his relocation to New Jersey; (iv) $80,803 relating to lending and closing costs in connection with Dr. Coles' purchase of his New Jersey home; and (v) $49,425 relating to moving, storage and related relocation expenses.

(8) Reflects $184,607 Short Term Incentive Award, less the dollar amount reversed during the fiscal year ended December 31, 2007 under FAS 123(R) for a 2006 RSU retention grant that was forfeited.

(9) Also reflects the dollar amount recognized for the fiscal year ended December 31, 2007 under FAS 123(R) for accelerated vesting of 59,411 stock options previously granted to Mr. Michel upon his separation from the Company.

(10) Reflects the following cash remuneration paid to Mr. Michel upon his separation from the Company: (i) severance pay equal to 24 months of base salary, which amounts to $615,356; and (ii) a one-time cash payment of $13,294 for accrued and unused personal-time-off days. Also reflects Company matching contributions to the 401(k) plan of $10,125.

(11) Reflects the following: (i) $50,000 extraordinary performance incentive paid in Company common stock; (ii) Short Term Incentive Award of $289,574 and (iii) the dollar amount recognized for the fiscal year ended December 31, 2007 under FAS 123(R) for accelerated vesting of 17,070 restricted stock units pursuant to Mr. Lasowski's Separation Agreement.

(12) Reflects the following cash remuneration paid to Mr. Lasowski in connection with his separation from the Company in October 2007: (i) severance pay equal to 18 months of base salary, which amounts to $536,250; (ii) a one-time cash payment of $2,728 for accrued and unused personal-time-off days; and (iii) $6,130 in continued medical and dental insurance benefits from November 2007 through March 2008. Also reflects Company matching contributions to the 401(k) plan of $10,125.

(13) Reflects $106,971 Short Term Incentive Award less the dollar amount reversed during the fiscal year ended December 31, 2007 under FAS 123(R) for a 2006 RSU retention grant that was forfeited.

(14) Also reflects the dollar amount recognized for the fiscal year ended December 31, 2007 under FAS 123(R) for accelerated vesting of 55,407 stock options previously granted to Dr. Mueller upon his separation from the Company.

(15) Reflects the following cash remuneration paid to Dr. Mueller in connection with his separation from the Company in August 2007: (i) severance pay equal to 24 months of base salary, which amounts to $548,550; (ii) a one-time cash payment of $4,928 for accrued and unused personal-time-off days; and (iii) $8,582 in continued medical and dental insurance benefits from September 2007 through March 2008. Also reflects Company matching contributions to the 401(k) plan of $10,125.

2007 GRANTS OF PLAN BASED AWARDS TABLE

Name (a)	Grant Date (b)	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(2)	Exercise Price or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)(3)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
Dr. Nader	1/16/07	12/6/06	—	—	—	—	—	—	—	8,875	4.37	17,750
	4/16/07	12/6/06	—	—	—	—	—	—	—	8,875	4.31	17,573
	7/2/07	2/2/06	—	—	—	—	—	—	—	64,500(4)	4.13	133,515
	7/16/07	12/6/06	—	—	—	—	—	—	—	18,750	4.42	38,063
	9/10/07	9/10/07	—	—	—	—	—	—	—	94,714(4)	4.29	203,635
	10/15/07	12/6/06	—	—	—	—	—	—	—	18,750	4.10	35,438
	n/a	n/a	149,572	260,126	370,679	—	—	—	—	—	—	—
Mr. Beshar	11/20/07	9/10/07	—	—	—	—	—	—	—	200,000(5)	4.05	404,900
	n/a	n/a	67,923	118,126	168,330	—	—	—	—	—	—	—
Mr. Rackear	07/23/07	07/23/07	—	—	—	—	—	—	—	85,000(5)	4.64	181,195
	n/a	n/a	58,029	100,921	143,812	—	—	—	—	—	—	—
Mr. O'Callaghan	10/15/07	10/15/07	—	—	—	—	—	—	—	135,000(5)	4.10	255,569
	n/a	n/a	66,142	115,030	163,917	—	—	—	—	—	—	—
Dr. Coles	1/16/07	12/6/06	—	—	—	—	—	—	—	22,500	4.37	45,000
	4/16/07	12/6/06	—	—	—	—	—	—	—	22,500	4.31	44,550
	7/16/07	12/6/06	—	—	—	—	—	—	—	22,500	4.42	45,675
	10/15/07	12/6/06	—	—	—	—	—	—	—	22,500	4.10	42,525
Mr. Michel	1/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.37	16,550
	4/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.31	16,385
	7/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.42	16,798
	10/15/07	12/6/06	—	—	—	—	—	—	—	8,275	4.10	15,640
	01/03/08	12/5/07	—	—	—	—	—	—	51,856	—	—	184,607
Mr. Lasowski	4/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.31	16,385
	7/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.42	16,798
	12/14/07	12/5/07	—	—	—	—	—	—	85,535	—	—	339,574
Dr. Mueller	1/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.37	16,550
	4/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.31	16,385
	7/16/07	12/6/06	—	—	—	—	—	—	—	8,275	4.42	16,798
	12/13/07	12/5/07	—	—	—	—	—	—	25,229	—	—	106,971

(1) Reflects the threshold, target and maximum payment levels under our short term incentive compensation program for the fiscal year ended December 31, 2008. These amounts vary based on the individual's current salary and position.

(2) Reflects stock options granted to each named executive officer under our long term incentive compensation program. Grants were made under our 2005 Omnibus Incentive Plan and 1998 Stock Option Plan. Options granted generally vest and become exercisable over four years as follows: 28% of the shares subject to the option vest at the end of the first year after grant, and 2% of the shares subject to the option vest monthly thereafter for three years. Options granted have a ten-year term, subject to earlier termination upon death, disability, or termination of employment.

(3) Calculated in accordance with FAS 123(R).

(4) Reflects a one-time stock option grant pursuant to Dr. Nader's employment offer letter.

(5) Reflects a one-time sign-on stock option grant to the named executive officer pursuant to the executive's employment offer letter.

Employment Agreements

We have not entered into employment agreements with any of our named executive officers, with the exception of our Chief Executive Officer and President, Dr. Francois Nader and our former Chief Executive Officer and President, Dr. Anthony Coles.

Dr. Francois Nader. On March 17, 2008 we entered into an Employment Agreement with Dr. Nader in connection with his appointment as Chief Executive Officer and President of the Company. The agreement has a three year initial term and will automatically renew for successive one-year periods unless written notice of non-renewal is provided by either party at least 90 days prior to the expiration of the then current term.

Under the agreement, Dr. Nader is entitled to: (i) receive an annual base salary of $475,000, subject to annual adjustment by the Compensation Committee; (ii) participate in our short term incentive plan, with a 2008 target bonus opportunity of 60% of his base salary, which is effective March 17, 2008; and (iii) receive an annual long-term incentive target award of 90,000 stock options or other equity vehicles permitted under our equity plans, commencing April 1, 2008 and subject to the same four-year vesting schedule for equity awards granted to our other executives and employees. Pursuant to the agreement, we also made the following one-time awards to Dr. Nader upon the commencement date of the agreement: (i) 50,000 restricted stock units, or RSUs, which vest in one-third increments on each anniversary of the grant date, and (ii) 100,000 non-qualified stock options, or NQSOs, which vest according our standard four-year vesting schedule. Under the agreement, Dr. Nader is also entitled to receive all other benefits generally available to our other employees, such as medical and dental insurance benefits, long-term care insurance, short-term and long-term disability, life insurance, 401(k) plan contribution matching, 125 Cafeteria Plan, annual paid time off, and holidays.

Dr. Nader is also entitled to participate in our Change in Control Severance Pay Plan in the event that his employment is terminated or materially altered as a result of a change in control of NPS. The provisions of this plan are discussed in detail later in this Proxy Statement under the caption "Potential Payments upon Termination or Change in Control." In the event that Dr. Nader's employment is terminated by NPS without cause, as defined in the agreement, or if Dr. Nader terminates his employment for good reason, as defined in the agreement, Dr. Nader would be entitled to the following severance benefits: (i) payment of any previously earned but unpaid base salary; (ii) payment of any unpaid bonus for the calendar year prior to the year in which the termination occurred; (iii) severance in an amount equal to two (2) times Dr. Nader's base salary at the time of termination; (iv) payment of any vested RSUs; (v) immediate vesting of that portion of his stock options that would have vested if he had remained employed for an additional 24 months after his termination date; and (vi) an extended exercise period for stock options for 12 months after Dr. Nader's termination date. We also agreed to gross-up any payments to Dr. Nader under the agreement if such payments would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code such that the net amount retained by Dr. Nader after deduction of any such excise tax would be equal to the amount Dr. Nader would have received had there been no excise tax imposed on the payments.

Dr. N. Anthony Coles. On October 31, 2005, we entered into an Employment Agreement with Dr. Coles upon his commencement of employment with the Company. This agreement terminated in March 2008 in connection with Dr. Coles' separation from the Company.

Under the agreement, Dr. Coles was entitled to: (i) receive an initial annual base salary of $450,000 subject to annual adjustment by the Compensation Committee, (ii) participate in our short-term incentive plan, and (iii) receive annual long-term incentive target awards with an annual value, based on the fair value of the equity award, of $600,000 to be granted as stock options, restricted stock units, or other vehicles as permitted under the our 2005 Omnibus Incentive Plan. Under the agreement, we also committed to consider the advancement of Dr. Coles to CEO within six months of the date of the commencement of his employment with the Company. In May 2006, Dr. Coles was elected by the Board as CEO and President of the Company.

Pursuant to the agreement, we made the following one-time cash payments and awards on Dr. Coles' appointment date: (a) a one-time up-front cash payment of $200,000, which satisfied the payment of any bonus to Dr. Coles for his services during November and December 2005; (b) 180,000 RSUs, which had the following vesting schedule: 45,000 on the second year anniversary of hire, 90,000 on the fourth year anniversary of hire, and 45,000 on the fifth year anniversary of hire; (c) 150,000 stock settled stock appreciation rights, or SARs; and (d) 150,000 NQSOs. The agreement also required NPS to make an additional grant of 200,000 NQSOs to Dr. Coles, which were granted on May 11, 2006. The exercise price for the SARs and the NQSOs granted to Dr. Coles is equal to the fair market value of a share of NPS's common stock on the date of their respective grants. The SARs and the NQSOs were to vest over a four-year period, with 28% vesting at the end of the first year from the date of grant, and the remainder vesting at a rate of 2% per month thereafter during the duration of Dr. Coles' employment with NPS. However, as discussed in more detail below, the vesting of each of the RSUs, SARS and NQSOs granted to Dr. Coles was accelerated upon Dr. Coles' separation from the Company in March 2008.

Under the agreement, NPS also agreed to reimburse Dr. Coles for expenses incurred in connection with his relocation to New Jersey. Specifically, in 2006, we relocated Dr. Coles from Massachusetts to New Jersey, which is the location of our corporate headquarters. In order to facilitate Dr. Coles' relocation, we entered into a relocation services agreement with an independent relocation company who we refer to as "the relocation company." Under the agreement, Dr. Coles received certain relocation assistance and related benefits from the relocation company. Pursuant to the agreement, the relocation company agreed to purchase Dr. Coles' former residence at a price equal to the average of three fair value market appraisals. The relocation company paid Dr. Coles the agreed upon purchase price by assuming existing mortgages on the former residence and paying Dr. Coles a cash payment for his remaining equity. Under the agreement, NPS was responsible for all expenses incurred by the relocation company in connection with Dr. Coles' former residence until the resale of the residence, including mortgage payments on the assumed mortgages, the cash payment to Dr. Coles for his equity, utility payments, repairs, maintenance and taxes. NPS paid the relocation company the foregoing expenses and the relocation company paid the expenses directly. Under the agreement, the relocation company marketed Dr. Coles' former residence for resale to unrelated third-party purchasers. In January 2007, the relocation company entered into a purchase agreement with a third-party for the sale of Dr. Coles' former residence and closed on that sale in March 2007. We incurred costs associated with, and received the net proceeds from, that sale. Under the agreement, we also paid certain lending and closing costs in connection with Dr. Coles' purchase of his New Jersey residence. In connection with Dr. Coles' relocation, we incurred aggregate costs of $1,213,159, which consist of the following expenses: (i) $893,736 relating to costs incurred by us in connection with the purchase and sale by the relocation company of Dr. Coles' former residence, consisting of (a) mortgage payments, (b) tax, utility and insurance payments, (c) payment for certain repairs to the residence, (d) payment of broker's commissions and selling costs, and (e) net loss on the sale of the residence: (ii) $94,999 relating to airfare, hotel, car service, and meal expense in connection with Dr. Coles' work-required travel between Boston and New Jersey during the relocation process, (iii) $94,196 relating to a tax gross-up paid to Dr. Coles for tax expense incurred in connection with his relocation to New Jersey, (iv) $80,803 relating to lending and closing costs in connection with Dr. Coles' purchase of his New Jersey residence; and (v) $49,425 relating to Dr. Coles' moving, storage and related relocation expenses.

Dr. Coles was also entitled to receive all other benefits available to employees of the Company, such as medical and dental insurance benefits, long-term care insurance, short-term and long-term disability, life insurance, 401(k) plan contribution matching, 125 Cafeteria Plan, annual paid time off, and holidays.

Although Dr. Coles was an employee-at-will under the agreement, he was entitled to severance benefits under certain circumstances upon the termination of his employment with NPS. Upon termination without cause, as defined in the agreement, Dr. Coles was entitled to receive: (i) his annual base salary for the longest of the remainder of the agreement term or 24 months; (ii) immediate vesting of all of the one-time equity awards granted upon his commencement of employment with NPS

described above; (iii) immediate vesting of that portion of his stock awards that would have vested if he had remained employed for an additional 24 months after his termination date; and (iv) an extended exercise period for each stock award for the longer of (a) 24 months, or (b) such other period as he may be entitled under any NPS stock option plan, grant agreement, or retirement plan. Dr. Coles' separation from NPS in March 2008 was deemed a "termination without cause" under the agreement. Consequently, Dr. Coles received the foregoing severance benefits, which are also discussed later in this Proxy Statement under the caption "Potential Payments upon Termination or Change in Control." We also agreed to gross-up any payments to Dr. Coles under the agreement if such payments would be subject to the excise tax imposed by section 4999 of the Internal Revenue Code such that the net amount retained by Dr. Coles after deduction of any such excise tax would be equal to the amount Dr. Coles would have received had there been no excise tax imposed on the payments.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Dr. Nader	40,000	60,000	—	5.73	6/15/2016	43,067	164,947	—	—
	3,372	5,503	—	4.07	7/17/2016	—	—	—	—
	2,840	6,035	—	4.50	10/16/2016	—	—	—	—
	—	8,875	—	4.37	1/16/2017	—	—	—	—
	—	8,875	—	4.31	4/16/2017	—	—	—	—
	—	64,500	—	4.13	7/2/2017	—	—	—	—
	—	18,750	—	4.42	7/16/2017	—	—	—	—
	—	94,714	—	4.29	9/10/2017	—	—	—	—
	—	18,750	—	4.10	10/15/2017	—	—	—	—
Mr. Beshar	—	200,000	—	4.05	11/20/2017	—	—	—	—
Mr. Rackear	—	85,000	—	4.64	7/23/2017	—	—	—	—
Mr. O'Callaghan	—	135,000	—	4.10	10/15/2017	—	—	—	—
Dr. Coles	81,000	69,000	—	10.00	11/2/2015	135,000(2)	517,050	—	—
	81,000(3)	69,000(3)	—	10.00	11/2/2015	—	—	—	—
	9,169	9,169	—	14.96	1/17/2016	—	—	—	—
	8,069	10,269	—	8.75	4/17/2016	—	—	—	—
	84,000	116,000	—	5.27	5/11/2016	—	—	—	—
	8,550	13,950	—	4.07	7/17/2016	—	—	—	—
	7,200	15,300	—	4.50	10/16/2016	—	—	—	—
	—	22,500	—	4.37	1/16/2017	—	—	—	—
	—	22,500	—	4.31	4/16/2017	—	—	—	—
	—	22,500	—	4.42	7/16/2017	—	—	—	—
	—	22,500	—	4.10	10/15/2017	—	—	—	—
Mr. Michel	32,000	—	—	13.80	7/1/2012	—	—	—	—
	20,000	—	—	26.62	6/13/2013	—	—	—	—
	5,000	—	—	27.27	10/01/2013	—	—	—	—
	25,000	—	—	21.73	5/20/2014	—	—	—	—
	8,875	—	—	15.48	2/03/2015	—	—	—	—
	8,875	—	—	12.97	4/15/2015	—	—	—	—
	8,875	—	—	11.71	7/15/2015	—	—	—	—
	8,875	—	—	10.04	10/17/2015	—	—	—	—
	8,519	—	—	14.96	1/17/2016	—	—	—	—
	7,987	—	—	8.75	4/17/2016	—	—	—	—
	7,453	—	—	4.07	7/17/2016	—	—	—	—
	6,922	—	—	4.50	10/16/2016	—	—	—	—
	6,389	—	—	4.37	1/16/2017	—	—	—	—
	5,857	—	—	4.31	4/16/2017	—	—	—	—
	5,324	—	—	4.42	7/16/2017	—	—	—	—
	4,792	—	—	4.10	8/9/2017	—	—	—	—
Mr. Lasowski	—	—	—	—	—	—	—	—	—
Dr. Mueller	5,250	—	—	10.75	5/24/2010	—	—	—	—
	20,000	—	—	29.53	6/1/2011	—	—	—	—
	20,000	—	—	22.30	5/23/2012	—	—	—	—
	20,000	—	—	26.62	6/13/2013	—	—	—	—
	20,000	—	—	21.73	5/20/2014	—	—	—	—
	8,875	—	—	15.48	2/03/2015	—	—	—	—
	8,875	—	—	12.97	4/15/2015	—	—	—	—
	8,875	—	—	11.71	7/15/2015	—	—	—	—
	8,520	—	—	10.04	10/17/2015	—	—	—	—
	7,987	—	—	14.96	1/17/2016	—	—	—	—
	7,455	—	—	8.75	4/17/2016	—	—	—	—
	6,921	—	—	4.07	7/17/2016	—	—	—	—
	6,390	—	—	4.50	10/16/2016	—	—	—	—
	5,857	—	—	4.37	1/16/2017	—	—	—	—
	5,325	—	—	4.31	4/16/2017	—	—	—	—
	4,792	—	—	4.42	7/16/2017	—	—	—	—

(1) Stock options generally vest and become exercisable over four years as follows: 28% of the shares subject to the option vest at the end of the first year after grant, and 2% of the shares subject to the option vest monthly thereafter for three years. Options granted have a ten-year term, subject to earlier termination upon death, disability, or termination of employment.

(2) Reflects a grant of 180,000 RSUs to Dr. Coles upon his employment with the Company in November 2005. The remaining unvested portion of Dr. Coles' RSU grant vested upon his separation from the Company in March 2008.

(3) Reflects the vested and unvested portion of a SAR awarded to Dr. Coles upon his employment with the Company in November 2005. Dr. Coles' SAR is settled in common stock of the Company if and when exercised, and contains terms with respect to vesting, expiration, and termination which are identical to those set out in footnote (1) above. The remaining unvested portion of Dr. Coles' SAR award vested upon his separation from the Company in March 2008.

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OPTION EXERCISES AND STOCK VESTED IN 2007

Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Dr. Nader	—	—	—	—
Mr. Beshar	—	—	—	—
Mr. Rackear	—	—	—	—
Mr. O'Callaghan	—	—	—	—
Dr. Coles	—	—	45,000(2)	218,250
Mr. Michel	—	—	—	—
Mr. Lasowski	—	—	17,070(1)	95,421
Dr. Mueller	—	—	—	—

(1) In October 2006, Mr. Lasowski received an RSU award pursuant to our 2006 retention program. This award vested in full on October 1, 2007 with a market value of $5.59 per share based on the closing market price of our common stock on the NASDAQ stock market as of that date.

(2) In November 2005, Dr. Coles received a grant of 180,000 RSUs, 45,000 of which vested on the second anniversary of the grant date, or November 2, 2007, with a market value of $4.85 per share based on the closing market price of our common stock on the NASDAQ stock market as of that date.

Potential Payments upon Termination or Change in Control

The following narrative and table summarize the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following, or in connection with the termination of employment of the named executive officer, including a change in control of the Company. For purposes of the quantitative disclosure in the following table, we have assumed that the termination took place on the last business day of our last completed fiscal year, and that the price per share of our common stock is the closing market price on the NASDAQ stock market as of that date, or $3.83. However, for those named executive officers who separated from the Company during 2007 and 2008, we have disclosed the actual amount paid out upon their separation from the Company.

Our named executive officers may be entitled to payments and other benefits upon separation from the Company under employment agreements, employment offer letters, or our Change in Control Severance Pay Plan. During 2007, we utilized an Executive Retention Program to retain key executives in connection with our 2007 restructuring initiative. This retention program concluded on December 31, 2007 and is no longer offered as severance program to our named executive officers. Mr. Lasowksi received severance benefits (as described below) under the Executive Retention Program upon his separation from the Company in 2007.

In 2002, we entered into agreements with certain of our named executive officers, which provided the executive with certain benefits upon separation from the Company under certain circumstances. We refer to these agreements as "Termination Rights Agreements". We entered into Termination Rights Agreements with Mr. Michel and Dr. Mueller. We no longer enter into Termination Rights Agreements with our named executive officers. Mr. Michel and Dr. Mueller each received severance benefits (as described below) under their Termination Rights Agreement upon their separation from the Company in 2007. A summary of each of our contractual severance arrangements is provided below.

Employment Agreements. We have not entered into employment agreements with our named executive officers, with the exception of our Chief Executive Officer and President, Dr. Nader and our former Chief Executive Officer and President, Dr. Coles. A summary of the type of severance benefits provided under Dr. Nader's and Dr. Coles' employment agreements is provided on pages 35 and 36 of this Proxy Statement under the caption "Employment Agreements."

Employment Offer Letter. We provide severance benefits to our named executive officers as part of the executive's employment offer letter on a case-by-case basis. In light of the volatility of our business in connection with our recent restructuring initiatives, we offered severance benefits through employment offer letters to Mr. Beshar, Mr. Rackear and Mr. O'Callaghan.

Mr. Beshar. Our employment offer letter to Mr. Beshar provides the following severance benefits to Mr. Beshar following (i) a termination without cause (as defined in the letter) by the Company, or (ii) a termination by Mr. Beshar for good reason (as defined in the letter), in each case where a change in control of the Company has not occurred:

- Severance pay equal to Mr. Beshar's base salary at the time of termination for 18 months; and

- Reimbursement for the total premium cost for medical and dental benefits under COBRA for a period of 18 months or until Mr. Beshar secures other benefits, whichever occurs first.

Mr. Rackear and Mr. O'Callaghan. Each of our employment offer letters to Mr. Rackear and Mr. O'Callaghan provides the following severance benefits to the executive following a termination without cause (as defined in the letter) by the Company where a change in control of the Company has not occurred:

- Severance pay equal to the executive's base salary at the time of termination for 18 months; and

- Reimbursement for the total premium cost for medical and dental benefits under COBRA for a period of 18 months or until the executive secures other benefits, whichever occurs first.

Change in Control Severance Pay Plan. We have adopted a Change in Control Severance Pay Plan to provide severance benefits to named executive officers whose employment is subject to being terminated following a change in control of NPS. Under this plan, if at any time within 24 months following a change in control of NPS, the executive terminates his or her employment with the Company for good reason, such as a material reduction in the executive's title, authority, base pay, or relocation of the executive's job location or any other event which materially alters the executive's job prospects within the Company, or if NPS terminates the executive's employment for other than cause, death or permanent disability, the executive is entitled to receive the following severance benefits:

- Severance pay in an amount equal to the sum of the executive's annual base salary and target short term incentive, divided by 12 and multiplied by the severance period. The severance period for the CEO is 24 months and is 18 months for all other named executive officers;

- Reimbursement for the total premium cost for medical and dental benefits under COBRA for a period of up to 18 months or until such executive secures other benefits, whichever occurs first.

- Accelerated vesting of up to 24 months of previously granted but not exercised stock options; and

- An extended exercise period for all vested stock options for the longer of 24 months or such other period as the executive may be entitled under any Company equity plan.

A "Change-in-Control" under the plan includes: (i) a dissolution, liquation, or sale of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving entity, (iii) a reverse merger in which the Company is the surviving entity but the shares of the Company's common stock outstanding prior to the merger are converted by virtue of the merger into other property; (iv) an event such as a merger or acquisition where the Company is the

40

surviving entity, but other elements of a change in control are present, (v) any other capital reorganization in which more than 50% of the shares of the Company entitled to vote are exchanged, or (vi) a transaction which the Board determines in its sole discretion constitutes a change in control.

Historical Severance Arrangements

Executive Retention Program. To the extent that a named executive officer was a member of the Executive Management Team and did not have an employment agreement or Termination Rights Agreement, such executive was entitled to post-employment benefits under our Executive Retention Program if that executive's employment was terminated in connection with our 2007 restructuring initiative. Under this program, a named executive officer was entitled to the following benefits following a termination without cause where a change in control had not occurred:

- Severance pay equal to the executive's base salary at the time of termination for 18 months;

- Reimbursement for the total premium cost for medical and dental benefits under COBRA for 18 months or until the executive secures other benefits, whichever occurs first; and

- Accelerated vesting of any equity retention grants.

As discussed above, the Executive Retention Program concluded on December 31, 2007 and is no longer offered as severance program to our named executive officers. Mr. Lasowksi received benefits under our Executive Retention Program upon his separation from the Company in 2007.

Termination Rights Agreements. Mr. Michel and Dr. Mueller were the only remaining executives with Termination Rights Agreements. Both Mr. Michel and Dr. Mueller separated from NPS in 2007 and were entitled to the following benefits under their Termination Rights Agreement:

- Severance pay equal to the executive's base salary at the time of termination for 24 months, payable in installments or, if mutually agreed to by the parties, lump sum;

- Continued medical and dental benefits, payable by the Company, for 18 months or until the executive secures other benefits, whichever occurs first;

- Accelerated vesting of up to 24 months of previously granted but not exercised stock options; and

- An extended exercise period for all vested stock options for the longer of 24 months or such other period as the executive may be entitled under any Company equity plan.

As discussed above, we no longer enter into Termination Rights Agreements with our named executive officers.

Paid Time Off Payment. Under each termination of employment scenario described above, each named executive officer would be entitled to a payment for his accrued but unused paid time off days in accordance with Company policy. Under our policy, an executive or employee whose employment is terminated prior to the first anniversary of employment is not paid for accrued but unused paid time off days. After the first anniversary of employment, executives and employees are paid a maximum of 160 hours of accrued but unused paid time off days.

Retirement Plan. Our matching contribution to our executives' and employees' 401(k) retirement plan vest based on a two year vesting schedule. As of December 31, 2007, our matching contributions to Mr. Michel, Mr. Lasowski and Dr. Mueller and were fully vested. Our matching contributions to Dr. Nader, Mr. Beshar, Mr. Rackear and Mr. O'Callaghan were partially vested. Because the Company does not enhance the benefits payable under its retirement plans if the employment of one of the named executive officers terminates, we do not report any amount in respect of these plans in the table below.

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Equity Plan Change in Control Provisions and Retirement Provisions.   Each of our equity plans under which options have been granted to our named executive officers and employees provides for the acceleration of vesting for all non-vested options held by the executive or employee at the time of a significant corporate transaction involving a change of control of NPS. In addition, such plans provide for an extension of the option exercise period until the later of 24 months from the date of the corporate transaction or the time specified in the officer's or employee's option agreement with NPS. Each of our equity plans also provides for an additional two years of option vesting for individuals who retire from NPS and to allow such individuals to exercise their vested options for the remaining term of the option.

Company Separation Agreements

Under each termination of employment scenario described above, each named executive officer would be required to enter into our standard separation agreement in order to receive the benefits described under the particular scenario. The agreement contains customary provisions with respect to separation and, among other things, would require each named executive officer to continue to abide by the covenants made by the executive in the executive's Invention Assignment, Non-Disclosure and Non-Competition Agreement and would also require the executive to waive and release all claims against the Company which arise out of the executive's employment with the Company. Our separation agreement also requires the Company and the executive to continue to abide by the indemnity obligations contained in the Indemnity Agreement signed by the Company and the executive upon commencement of the executive's employment.

2007 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Payments and Benefits (a)	Resignation or Voluntary Termination ($) (b)	Termination for Cause ($) (c)	Involuntary Termination Without Cause or Voluntary Termination for Good Reason Without Change in Control ($) (d)	Involuntary Termination Without Cause or Voluntary Termination for Good Reason After Change in Control ($) (e)
Dr. Nader				
Severance Pay	—	—	631,616(1)	884,262
Medical Benefits Continuation	—	—	22,068(2)	22,068(2)
Payment for Accrued /Unused Paid Time Off	25,732	25,732	25,732	25,732
RSU Retention Grant Acceleration	—	—	164,947	164,947
Stock Option Acceleration(3)	—	—	—	846,961
Total	25,732	25,732	844,363	1,943,970
Mr. Beshar				
Severance Pay	—	—	502,560	502,560
Medical Benefits Continuation	—	—	22,068(2)	22,068(2)
Payment for Accrued /Unused Paid Time Off	—	—	—	—
Stock Option Acceleration(3)	—	—	—	393,537
Total	—	—	524,628	918,165
Mr. Rackear				
Severance Pay	—	—	423,000	549,900
Medical Benefits Continuation	—	—	22,068(2)	22,068(2)
Payment for Accrued /Unused Paid Time Off	—	—	—	—
Stock Option Acceleration(3)	—	—	—	156,644
Total	—	—	445,068	728,612
Mr. O'Callaghan				
Severance Pay	—	—	487,000	633,750
Medical Benefits Continuation	—	—	22,068(2)	22,068(2)
Payment for Accrued /Unused Paid Time Off	—	—	—	—
Stock Option Acceleration(3)	—	—	—	262,100
Total	—	—	509,068	917,918
Dr. Coles(4)				
Severance Pay	—	—	1,000,000	—
Medical Benefits Continuation	—	—	—	—
Payment for Accrued /Unused Paid Time Off	—	—	30,966	—
Stock Option, SAR and RSU Acceleration(3)	—	—	2,021,536	—
Tax Gross Up	—	—	—	—
Total	—	—	3,052,502	—
Mr. Michel(4)				
Severance Pay	—	—	615,356	—
Medical Benefits Continuation	—	—	—	—
Payment for Accrued /Unused Paid Time Off	—	—	13,294	—
Stock Option Acceleration(3)	—	—	410,739	—
Total	—	—	1,039,389	—
Mr. Lasowski(4)				
Severance Pay	—	—	536,250	—
Medical Benefits Continuation	—	—	22,068(2)	—
Payment for Accrued /Unused Paid Time Off	—	—	2,728	—
RSU Retention Grant Acceleration	—	—	65,720	—
Total	—	—	626,766	—
Dr. Mueller(4)				
Severance Pay	—	—	548,550	—
Medical Benefits Continuation	—	—	22,068(2)	—
Payment for Accrued /Unused Paid Time Off	—	—	4,928	—
Stock Option Acceleration(3)	—	—	376,239	—
Total	—	—	951,785	—

(1) For purposes of the quantitative disclosure in the table, we have assumed that Dr. Nader's termination took place on the last business day of our last completed fiscal year. Accordingly, the information in column (d) is based upon the severance benefits provided under the Executive Retention Program because Dr. Nader's Employment Agreement was not in place until March 17, 2008.

(2) Figure assumes that the Company pays continued medical and dental benefits for the full 18 months.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R).

(4) The financial information included in the table represents the actual severance benefits paid to the executive upon separation from the Company in 2007 or 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding outstanding awards and shares reserved for future issuance under our equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding awards	Weighted-average exercise price of outstanding awards	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	5,473,934	$11.25	2,522,765
Equity compensation plans not approved by security holders	None	N/A	None
Total	5,473,934	$11.25	2,522,765

(1) Consists of shares of common stock issuable under our 2005 Omnibus Incentive Plan and 1998 Stock Option Plan.

2005 Omnibus Incentive Plan

In March 2005, the Board adopted the 2005 Omnibus Incentive Plan, or 2005 Omnibus Plan, which was subsequently approved by the stockholders on May 12, 2005. There were a total of 2,700,000 shares initially authorized for issuance under the 2005 Omnibus Plan. As of December 31, 2007, no options have been exercised, 527,739 shares have been awarded to nonemployee directors for services, and total awards and options to purchase 1,449,999 shares of common stock were outstanding with option exercise prices ranging from $4.07 to $14.96 per share, with a weighted average exercise price of $7.26. As of December 31, 2007, 735,218 shares remain available for future option grants under the 2005 Omnibus Plan.

The 2005 Omnibus Plan was adopted to provide a means to secure and retain the services of present and future employees, directors and consultants and to provide incentives for employees, directors and consultants to exert maximum efforts for the success of NPS and thereby promote the long-term interests of NPS, including growth in the value of NPS's equity and enhancement of long-term stockholder value. The 2005 Omnibus Plan is administered by the Board of Directors of NPS, though the Board has delegated administration of the plan to the Compensation Committee.

The 2005 Omnibus Plans permits grants of stock options, including both incentive stock options, or ISO, and non-qualified stock options, or NQSO, provided that only employees of NPS and its subsidiaries may receive a grant of an ISO; stock appreciation rights, or SARS; restricted stock and restricted stock units, and stock units; performance shares and performance units; cash-based awards; and other stock-based awards or dividend equivalents. The exercise price of options and SARS under the Plan must be at least equal to 100% of the fair market value of NPS's common stock as determined on the grant date (110% of the fair market value in the case of an ISO if the grant is to an employee who owns more than 10% of the total combined voting power of all classes of our capital stock). The maximum term of an option and SAR under the 2005 Omnibus Plan is ten years (five years if the grant is an ISO to an employee who owns more than 10% of the total combined voting power of all classes of our capital stock). Certain awards under the Plan are subject to limitations as follows:

- The maximum aggregate number of shares subject to options and stock appreciation rights granted in any one fiscal year to any one participant is 150,000, in each case, plus the amount of the participant's unused award limit (in each case) from the previous fiscal year.

44

- The maximum aggregate number of shares with respect to awards of restricted stock/units and performance shares/units in any one fiscal year to any one participant is 80,000, in each case, plus the amount of the participant's unused award limit (in each case) from the previous fiscal year.

- The maximum aggregate amount awarded with respect to cash-based awards and other stock-based awards in any one fiscal year to any one participant may not exceed $1,000,000 with respect to cash-based awards and 80,000 shares with respect to other stock-based awards, plus the amount of the participant's unused award limits (in each case) from the previous fiscal year.

Unless terminated or discontinued by the Board, the 2005 Omnibus Plan will expire on May 12, 2015. No awards may be made after that date. However, awards granted prior to the expiration of the 2005 Omnibus Plan will remain outstanding in accordance with their applicable terms and conditions. Without the approval of our stockholders, no stock option or SAR issued under the 2005 Omnibus Plan may be amended to reduce the exercise or grant price, and no stock option or SAR may be canceled or replaced with an option or SAR having a lower exercise or grant price, except in connection with a stock dividend, stock split or other distribution, merger, consolidation or similar corporate transaction or event, in order to prevent a dilution or enlargement of the benefits, or potential benefits, intended to be provided under the 2005 Omnibus Plan. In the event of a specified type of merger or other corporate reorganization, the time during which awards outstanding under the Plan become vested shall be accelerated and all outstanding awards shall become immediately exercisable upon such event.

1998 Stock Option Plan

On March 3, 1998, the Board adopted the 1998 Stock Option Plan, or the 1998 Plan, which was subsequently approved by the stockholders on May 20, 1998. There were a total of 1,000,000 shares initially authorized for issuance under the 1998 Plan. Pursuant to Board and stockholder approval, this amount was increased to 3,000,000 shares in June 2000, to 4,900,000 shares in May 2002, and to 6,500,000 in August 2003. As of December 31, 2007, options to purchase a total of 854,420 shares of common stock had been exercised for cash and services under the 1998 Plan at a weighted average exercise price of $13.56 per share. As of December 31, 2007, options to purchase 3,851,393 shares of common stock were outstanding with exercise prices ranging from $3.85 to $36.12 per share, with a weighted average exercise price per share of $13.56. As of December 31, 2007, 1,787,547 shares remain available for future option grants under the 1998 Plan. The material features of the 1998 Plan are described under the caption entitled *"Summary of the 1998 Plan"* on page 5 of this Proxy Statement.

2007 DIRECTOR COMPENSATION

Compensation of Directors

In 2007, the Compensation Committee retained Hewitt Associates, or Hewitt, to assist it in its review of director compensation practices, including the competitiveness of pay levels, compensation design issues, market trends, and technical considerations. The Compensation Committee regularly evaluates Hewitt's performance and has the final authority to engage and terminate Hewitt. For 2007, the Compensation Committee did not recommend, and the Board did not implement, any changes to our non-employee director compensation program.

Nonemployee directors of NPS are compensated for their services as directors through the payment of annual retainer fees, meeting fees and non-retainer equity awards granted under our 2005 Omnibus Incentive Plan.

- Annual retainer, nonretainer, and meeting fees are paid in equity awards of deferred stock units. Prior to June 2006, annual retainer and meeting fees were paid in cash and a nonemployee director could elect to receive either 50% or 100% of such retainer and meeting fees, that were otherwise payable in cash, in equity awards of deferred stock units. In June 2006, the Board determined that all future retainers, non-retainers, and meeting fees would be paid in deferred stock units. Grants of deferred stock units are made under our 2005 Omnibus Incentive Plan.

- We also reimburse outside directors for out-of-pocket expenses incurred in connection with attendance at Board and Committee meetings.

A detailed presentation of the fees a nonemployee director may earn for service on the Board follows:

Type of Fee	Amount
Annual Retainer	$19,000
Chairman of the Board Additional Annual Retainer	$10,000
Committee Chair Additional Annual Retainer	$10,000
Board Meeting (attended in person)	$ 1,500
Board Meeting (attended telephonically)	$ 750
Audit Committee Meeting (attended in person)	$ 2,000
Audit Committee Meeting (attended telephonically)	$ 1,000
Committee Meeting in Person (non-audit, per meeting)	$ 1,000
Committee Meeting (non-audit, per meeting, attended telephonically)	$ 500
Committee Meeting (attended by Chairman in person)	$ 1,000
Committee Meeting (attended by Chairman telephonically)	$ 500
Non-Retainer Annual Equity Award Value	$62,500

Annual retainers are paid following our Annual Meeting of Stockholders, customarily held in May of each year. Annual nonretainer equity is paid in four (4) equal quarterly installments. Meeting fees earned during the calendar quarter are payable in lump sum in the immediately proceeding calendar quarter. Deferred stock units will be distributed to directors no earlier than: (a) a director's separation from service from the Company, (b) a director's disability; (c) a director's death; or (d) the sale of substantially all the assets of NPS.

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2007 DIRECTOR COMPENSATION TABLE

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards(1) ($) (c)	Option Awards(2) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Michael W. Bonney	—	125,750	—	—	—	—	125,750
N. Anthony Coles(3)	—	—	—	—	—	—	—
Santo J. Costa(4)	—	26,625	15,153	—	—	—	41,778
James G. Groninger	—	99,250	11,105	—	—	—	110,355
Hunter Jackson(4)	—	25,125	—	—	—	—	25,125
Joseph Klein, III(4)	—	28,125	3,821	—	—	—	31,946
Donald E. Kuhla	—	119,000	11,105	—	—	—	130,105
Rachel R. Selisker	—	124,500	—	—	—	—	124,500
Calvin R. Stiller	—	105,250	11,105	—	—	—	116,355
Peter G. Tombros	—	134,000	11,105	—	—	—	145,105

(1) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of awards of deferred stock units to non-employee directors. Also reflects the grant date fair value of, in accordance with FAS 123(R), of awards of deferred stock units to non-employee directors.

(2) We did not grant stock options to non-employee directors during 2007. The amounts in column (d) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of stock options granted to non-employee directors prior to 2007. Assumptions used in the calculation of these amounts are included in footnote 12 to our audited financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2007.

(3) Dr. Anthony Coles was an employee of the Company and received no compensation for his services as a director.

(4) Dr. Jackson, Mr. Klein and Mr. Costa retired from the Board in May 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 6, 2008, by: (a) all those known by us to be beneficial owners of more than five percent of our outstanding common stock; (b) each current director and nominee for director; (c) each of the named executive officers referenced in the Summary Compensation Table; and (d) all of our named executive officers and directors as a group.

	Beneficial Ownership	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total(1)
Beneficial Owners of More Than 5%		
Biotechnology Value Fund, L.P.	4,938,215	10.5%
900 N. Michigan Avenue, Suite 1100		
Chicago, IL 60611		
Wellington Management(2)	4,235,388	9.0%
75 State Street		
Boston, MA 02109		
OrbiMed Advisors LLC(3)	4,069,800	8.7%
767 Third Avenue, 30th Floor		
New York, NY 10017		
Renaissance Technologies, LLC	3,255,700	7.0%
800 Third Avenue, 33rd Floor		
New York, NY 10022		
Great Point Partners, LLC	3,080,400	6.5%
2 Pickwick Plaza, Suite 450		
Greenwich, CT 06830		
Directors and Named Executive Officers		
Francois Nader(4)	82,051	*
Luke Beshar	0	*
Andrew Rackear	0	*
Brian O'Callaghan	0	*
N. Anthony Coles(5)	550,423	1.16%
Gerard J. Michel	170,743	*
Juergen Lasowski	0	*
Alan L. Mueller	165,122	*
Donald E. Kuhla(6)	129,244	*
Peter G. Tombros(6)	137,687	*
Calvin R. Stiller(6)	78,305	*
James G. Groninger(7)	71,544	*
Michael W. Bonney(6)	74,786	*
Rachel R. Selisker(6)	73,321	*
Directors and Officers as a group (14 persons)	1,500,346	3.12%

---

* Means less than 1%.

The above table is based upon information supplied by officers, directors, and principal stockholders and Schedules 13D and 13G filed with the Commission. Where information is based on Schedules 13D and 13G, the number of shares owned is as of the date for which information was provided on such schedules. Beneficial ownership is determined in accordance with SEC rules and generally includes shares over which a person has voting or investment power.

Except as set forth herein, the address of the persons set forth above is the address of NPS appearing elsewhere in this Annual Report.

(1) The number of shares of common stock issued and outstanding on March 6, 2008, was 47,046,900 shares. The calculation of percentage ownership for each listed beneficial owner is based upon the number of shares of common stock issued and outstanding at March 6, 2008, plus shares of common stock subject to options and/or DSUs held by such person at March 6, 2007, and exercisable or vesting within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below.

(2) These securities are owned by various individual and institutional investors, for whom Wellington Management Company, LLP serves as investment adviser with shared power to direct investments and/or shared power to vote the securities. For purposes of the reporting requirements of the Exchange, Wellington is deemed to be a beneficial owner of such securities.

(3) Includes 785,500 shares held by OrbiMed Capital, LLC, an affiliate of Orbimed Advisors, LLC. All securities listed under OrbiMed are owned by various individual and institutional investors, for whom OrbiMed serves as investment adviser with shared power to direct investments and/or shared power to vote the securities. For purposes of the reporting requirements of the Exchange Act, OrbiMed is deemed to be a beneficial owner of such securities.

(4) These figures include 62,601 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008.

(5) These figures include 344,121 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 and 135,000 shares that are issuable pursuant to DSUs, which are vested or will become vested within 60 days of March 6, 2008.

(6) These figures include (i) shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 as follows: 20,940 for Mr. Kuhla, 32,940 for Mr. Tombros, and 31,236 for Mr. Stiller; and (ii) shares that are issuable pursuant to DSUs, which are vested or will become vested within 60 days of March 6, 2008 as follows: 67,504 for Mr. Kuhla, 78,247 for Mr. Tombros, 47,069 for Mr. Stiller, 73,321 for Ms. Selisker and 70,786 for Mr. Bonney.

(7) Includes 1,000 shares held by Mr. Groninger's spouse, of which he disclaims beneficial ownership. Also includes 11,940 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 and 58,604 DSUs which are vested or become vested within 60 days of March 6, 2008.

Rule 10b5-1 Plans

We have adopted a policy and implemented procedures allowing directors, officers and employees to effect sales of NPS's securities under SEC Rule 10b5-1. Under this rule, directors and officers may adopt a prearranged contract, instructions, or written plan arranging for the sale of Company securities on specified conditions. Prearranged plans have already been implemented and additional such plans may be adopted from time to time.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Andrew Rackear
Senior Vice President,
General Counsel and Secretary

April 18, 2008

The above table is based upon information supplied by officers, directors, and principal stockholders and Schedules 13D and 13G filed with the Commission. Where information is based on Schedules 13D and 13G, the number of shares owned is as of the date for which information was provided on such schedules. Beneficial ownership is determined in accordance with SEC rules and generally includes shares over which a person has voting or investment power.

Except as set forth herein, the address of the persons set forth above is the address of NPS appearing elsewhere in this Annual Report.

(1) The number of shares of common stock issued and outstanding on March 6, 2008, was 47,046,900 shares. The calculation of percentage ownership for each listed beneficial owner is based upon the number of shares of common stock issued and outstanding at March 6, 2008, plus shares of common stock subject to options and/or DSUs held by such person at March 6, 2007, and exercisable or vesting within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below.

(2) These securities are owned by various individual and institutional investors, for whom Wellington Management Company, LLP serves as investment adviser with shared power to direct investments and/or shared power to vote the securities. For purposes of the reporting requirements of the Exchange, Wellington is deemed to be a beneficial owner of such securities.

(3) Includes 785,500 shares held by OrbiMed Capital, LLC, an affiliate of Orbimed Advisors, LLC. All securities listed under OrbiMed are owned by various individual and institutional investors, for whom OrbiMed serves as investment adviser with shared power to direct investments and/or shared power to vote the securities. For purposes of the reporting requirements of the Exchange Act, OrbiMed is deemed to be a beneficial owner of such securities.

(4) These figures include 62,601 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008.

(5) These figures include 344,121 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 and 135,000 shares that are issuable pursuant to DSUs, which are vested or will become vested within 60 days of March 6, 2008.

(6) These figures include (i) shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 as follows: 20,940 for Mr. Kuhla, 32,940 for Mr. Tombros, and 31,236 for Mr. Stiller; and (ii) shares that are issuable pursuant to DSUs, which are vested or will become vested within 60 days of March 6, 2008 as follows: 67,504 for Mr. Kuhla, 78,247 for Mr. Tombros, 47,069 for Mr. Stiller, 73,321 for Ms. Selisker and 70,786 for Mr. Bonney.

(7) Includes 1,000 shares held by Mr. Groninger's spouse, of which he disclaims beneficial ownership. Also includes 11,940 shares that are issuable pursuant to options, which become exercisable within 60 days of March 6, 2008 and 58,604 DSUs which are vested or become vested within 60 days of March 6, 2008.

Rule 10b5-1 Plans

We have adopted a policy and implemented procedures allowing directors, officers and employees to effect sales of NPS's securities under SEC Rule 10b5-1. Under this rule, directors and officers may adopt a prearranged contract, instructions, or written plan arranging for the sale of Company securities on specified conditions. Prearranged plans have already been implemented and additional such plans may be adopted from time to time.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the Commission reports of ownership and changes in ownership of our common stock. Officers, directors, and greater than 10% stockholders are required by the Commission to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us or written representations that no other reports were required, during the fiscal year ended December 31, 2007, we believe that all of these filing requirements were satisfied by our directors, officers and 10% holders, except that we were late in filing one Form 4 for one transaction for Dr. Coles, one Form 4 for one transaction for Dr. Nader, and one Form 4 for one transaction for Mr. Bonney.

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

We maintain policies and procedures relating to the review, approval or ratification of transactions in which NPS is a participant and in which any of our directors, executive officers, 5% stockholders or their family members have a direct or indirect material interest. We refer to these individuals and entities in this Proxy Statement as related persons. Our Code of Business Conduct and Ethics, which is available on our website at www.npsp.com, prohibits our directors, executive officers, and employees and in some cases, their family members, from engaging in specified activities without prior written consent from the General Counsel. These activities typically relate to situations where an NPS employee, and in some cases, an immediate family member, may have significant financial or business interests in another company competing with or doing business with NPS, or who stands to benefit in some way from such a relationship or activity. Members of our Board of Directors are also required to disclose potential conflicts of interest to us for evaluation.

Each year, we require our directors and executive officers to complete a questionnaire, among other things, to identify any transactions or potential transactions with us in which a director or an executive officer or one of their family members or associated entities has an interest. We also require that directors and executive officers notify us of any changes during the course of the year to the information provided in the annual questionnaire as soon as possible. In addition, the Board annually determines the independence of directors based on a review by the Board and the Nominating and Governance Committee as described under "Independence of Board" above. The Audit Committee of our Board of Directors, pursuant to its charter, has responsibility for reviewing and approving in advance any related person transactions as defined under Securities and Exchange Commission regulations.

We believe that these policies and procedures collectively ensure that all related person transactions requiring disclosure under Securities and Exchange Commission rules are appropriately reviewed and approved. There are no related party transactions that are required to be disclosed in this Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Andrew Rackear
Senior Vice President,
General Counsel and Secretary

April 18, 2008

NPS PHARMACEUTICALS, INC.
1998 STOCK OPTION PLAN

1. GENERAL.

    1.1 *Purpose.* The 1998 Stock Option Plan has been established by the Company to provide a means by which employees, directors, and consultants of the Company and its Affiliates may be given the opportunity to benefit from increases in value of NPS stock through the granting of Options. NPS seeks to (a) retain the services of present employees, directors, and consultants; (b) secure and retain the services of new employees, directors, and consultants; and (c) provide incentives for such persons to exert maximum efforts for the success of the Company and thereby promote the long-term interest of the Company, including the growth in value of the Company's equity and enhancement of long-term stockholder return.

    1.2 *Types of Options.* The Company intends that the Options issued under the Plan shall, in the discretion of the Board or any Board Committee (see paragraph 3.2), be either Incentive Stock Options or Nonstatutory Stock Options (defined below).

    1.3 *Definitions.* Unless otherwise defined, capitalized terms shall have the meaning set forth in Section 2.

2. DEFINITIONS.

    2.1 *Affiliate* means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f) respectively, of the Code.

    2.2 *Board* means the Board of Directors of the Company.

    2.3 *Code* means the Internal Revenue Code of 1986, as amended.

    2.4 *Committee* means a Committee appointed by the Board in accordance with paragraph 3.2 herein.

    2.5 *Company* means NPS Pharmaceuticals, Inc., a Delaware corporation.

    2.6 *Consultant* means any person (including an advisor) engaged by the Company or an Affiliate to render consulting services under arrangements intended to compensate such person for such services. The term "Consultant" shall not include a Director who is paid only a director's fee by the Company or who is not compensated by the Company for services as a Director.

    2.7 *Continuous Status as an Employee, Director, or Consultant* means the employment or relationship as an Employee, Director, or Consultant is not interrupted or terminated by the Company or any Affiliate. The Board, in its sole discretion, may determine whether Continuous Status as an Employee, Director, or Consultant shall be considered interrupted in the case of:

        2.7.1 any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave; provided, however, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; or

        2.7.2 transfers between locations of the Company or between the Company, Affiliates or its successor.

    2.8 *Day of Determination* means the date of the occurrence of an event that requires the determination of the Fair Market Value of an award made hereunder.

2.9 *Director* means a member of the Board.

2.10 *Disability* means total and permanent disability as defined in Section 22(e)(3) of the Code.

2.11 *Employee* means any person, including Officers and Directors, employed by the Company or any Affiliate. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

2.12 *Exchange Act* means the Securities Exchange Act of 1934, as amended.

2.13 *Fair Market Value* means, as of any date, the value of the common stock of the Company as determined as follows:

    2.13.1 If the common stock is listed on any established stock exchange or a national market system, including without limitation, the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") System, the Fair Market Value of a share of common stock shall be the closing price for such stock on the Day of Determination as quoted on such system as reported in the Wall Street Journal or such other source as the Board deems reliable. In the event the Day of Determination falls on a date that the Nasdaq system is closed, then the Fair Market Value shall be the closing sales price for such stock on the last market trading day prior to the Day of Determination as quoted on such system as reported in the Wall Street Journal or such other source as the Board deems reliable.

    2.13.2 If the common stock is quoted on Nasdaq (but not on the National Market System thereof) or is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of common stock shall be the mean between the bid and asked prices for the common stock on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Board deems reliable;

    2.13.3 In the absence of an established market for the common stock, the Fair Market Value shall be determined in good faith by the Board.

2.14 *Incentive Stock Option (or "ISO")* means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.15 *Non-Employee Director* means a Director who is considered to be a "Non-Employee Director" in accordance with Rule 16b-3(b)(3), or any other applicable rules, regulations or interpretations of the Securities and Exchange Commission.

2.16 *Nonstatutory Stock Option (or "NSO")* means an Option not intended to qualify or not eligible to qualify as an ISO or an ISO which, subsequent to its date of grant, no longer qualifies as an ISO under Section 422 of the Code.

2.17 *Officer* means a person who is an officer of the Company within the meaning of Section 16a-1(f) of the Exchange Act and the rules and regulations promulgated thereunder.

2.18 *Option* means a stock option granted pursuant to the Plan.

2.19 *Option Agreement* means a written agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant.

2.20 *Optionee* means an Employee, Director, or Consultant who holds an outstanding Option.

2.21 *Outside Director* means a Director who is considered to be an "Outside Director" in accordance with Section 162(m) of the Code, or any other applicable Code sections, regulations, or interpretations of the IRS.

2.22 *Plan* means this 1998 Stock Option Plan.

2.23 *Rule 16b-3* means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.24 *Securities Act* means the Securities Act of 1933, as amended.

3. ADMINISTRATION.

3.1 *Powers and Authority.* The Plan shall be administered by or under the direction of the Board unless and until the Board delegates administration to a Committee, as provided in paragraph 3.2. The Board shall have the power subject to and within the limitations of the express provisions of the Plan:

    3.1.1 To determine from time to time: (a) which of the persons eligible under the Plan shall be granted Options; (b) when and how Options shall be granted; (c) whether an Option shall be intended to qualify as an ISO; (d) the provisions of each Option granted (which need not be identical) including the time or times when a person shall be permitted to receive stock pursuant to the exercise of such Option; (e) whether a person shall be permitted to exercise such Option; and (f) the number of shares with respect to which Options shall be granted to each such person.

    3.1.2 To construe and interpret the Plan and Options granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan or in any Option Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

    3.1.3 To amend the Plan as provided in Section 12.

    3.1.4 Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company.

3.2 *Delegation.* The Board may delegate administration of the Plan to a Board committee composed of not fewer than two members (the "Committee"). All members of the Committee shall be Outside Directors or Non-Employee Directors, to the extent necessary to comply with the applicable provisions of Rule 16b-3 and Section 162(m). If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board shall in such event, be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The Board or the Committee may delegate to the Chief Executive Officer of the Company the authority to make grants to eligible persons who are not subject to Section 16 of the Exchange Act, provided such authority is limited as to time, aggregate and individual award amounts and/or such other terms as the Board or the Committee deems necessary or desirable.

3.3 *Director Status.* Any requirement that an administrator of the Plan be a Non-Employee Director or an Outside Director shall not apply if the Board or the Committee expressly declares that such requirement shall not apply.

4. SHARES SUBJECT TO THE PLAN.

4.1 *Available Shares.* Subject to the provisions of Section 11, the number of shares that may be issued pursuant to Options granted hereunder shall not exceed in the aggregate six million five hundred thousand (6,500,000) shares of the Company's common stock.

4.2 *Forfeited or Canceled Shares.* Any shares of stock for which an Option has been granted under the Plan that are forfeited because of the failure to meet an Option grant contingency or condition shall again be available for delivery pursuant to new grants under the Plan. To the extent any shares of stock covered by an Option are not delivered to an Optionee or beneficiary because the award is forfeited or canceled, or the shares of stock are not delivered because the award is settled in cash, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the Plan.

4.3 *Payment with Shares.* If the exercise price of any Option granted under the Plan is satisfied by tendering shares of stock to the Company (by either actual delivery or by attestation), only the number of shares of stock issued net of the shares of stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of stock available for delivery under the Plan.

4.4 *Plan Limits.* Shares of stock delivered under the Plan in settlement, assumption, or substitution of outstanding awards (or obligations to grant future awards) under the plans or arrangements of another entity shall not reduce the maximum number of shares of stock available for delivery under the Plan, to the extent that such settlement, assumption, or substitution is a result of the Company or Affiliate acquiring another entity (or an interest in another entity). Subject to the provisions of Section 11, the maximum number of shares that may be covered by grants to any one individual shall be 750,000 shares during any three consecutive calendar years.

5. ELIGIBILITY.

5.1 *Option Type.* ISOs may be granted only to Employees. NSOs may be granted to Employees, Directors, or Consultants.

5.2 *Section 16 Compliance.* No Officer or Director shall be eligible for the benefits of the Plan unless at the time discretion is exercised in the selection of an Officer or Director as a person to whom Options may be granted, or in the determination of the number of shares which may be covered by Options granted to the Officer or Director, the Plan otherwise complies with the requirements of Rule 16b-3. This paragraph 5.2 shall not apply if the Board or Committee expressly declares that it shall not apply.

6. OPTION PROVISIONS. Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 *Term.* No Option shall be exercisable after the expiration of ten years from the date it was granted.

6.2 *Price.* The exercise price of each Option shall be not less than 100% of the Fair Market Value of the stock subject to the Option on the date the Option is granted.

6.3 *Consideration.* The purchase price of stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations:

6.3.1 in cash; or

6.3.2 by delivery of already-owned shares of common stock of the Company, held by the Optionee for at least six months, or a combination of cash and already-owned shares of common stock of the Company; or

6.3.3 according to a deferred payment or other arrangement (which may include, without limiting the generality of the foregoing, the use of other common stock of the Company) with the person to whom the Option is granted or to whom the Option is transferred pursuant to paragraph 6.4; or

6.3.4 pursuant to a broker assisted exercise same-day sales program; or

6.3.5 as required in the discretion of the Board or the Committee, either at the time of the grant or exercise of the Option; or

6.3.6 any combination of 6.3.1 through 6.3.5 above.

In the case of any deferred payment arrangement, interest shall be payable at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

6.4 Transferability.

6.4.1 *Incentive Stock Options.* In order for an Option to qualify for treatment as an ISO, it may not be transferable except by will or by the laws of descent and distribution. In the event an Optionee transfers such Option, such transfer shall constitute a disqualifying event and the Option shall no longer qualify as an ISO but shall be considered a NSO under the terms of this Plan.

6.4.2 *Nonstatutory Stock Option.* The Board or Committee may, in its discretion, authorize all or a portion of the NSOs to be granted to an Optionee to be on terms that permit transfer by such Optionee to (a) the spouse, children, or grandchildren of the Optionee ("Immediate Family Members"), (b) a trust or trusts for the exclusive benefit of such Immediate Family Members, or (c) a partnership in which such Immediate Family Members are the only partners, provided that (i) there may be no consideration for any such transfer, (ii) the Option Agreement pursuant to which such Options are granted must expressly provide for transferability in a manner consistent with this Section, (iii) subsequent transfers of transferred Options shall be prohibited except those occurring by will or the laws of descent and distribution, and (iv) the Options shall continue to be subject to all the terms and conditions that applied prior to transfer in the same manner and to the same extent as non-transferred Options, including paragraphs 6.5 through 6.9. The Options shall be exercisable by the transferee only to the extent, and for the periods specified in such sections. The Company expressly disclaims any obligation to provide notice to a transferee of the termination of the Option.

6.4.3 Unless transfer by an Optionee is specifically provided for in an Option Agreement, a NSO shall not be transferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act, or the rules thereunder (a "QDRO"), and shall be exercisable during the lifetime of the person to whom the NSO is granted only by such person or any transferee pursuant to a QDRO.

6.5 *Vesting.* The total number of shares of stock subject to an Option may, but need not, be allotted in periodic installments (which may, but need not, be equal). The Option Agreement may provide that from time to time during each of such installment periods, the Option may

become exercisable ("vest") with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the Option became vested but was not fully exercised. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance criteria) as the Board may deem appropriate. The provisions of this paragraph 6.5 are subject to any Option provisions governing the minimum number of shares as to which an Option may be exercised.

6.6 *Securities Law Compliance.*   The Company may require any Optionee, or any person to whom an Option is transferred under paragraph 6.4, as a condition of exercising any such Option, (a) to give written assurances satisfactory to the Company as to the Optionee's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (b) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the Option for such person's own account and not with any present intention of selling or otherwise distributing the stock. These requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise of the Option has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws.

6.7 *Termination of Employment or Relationship as an Employee, Director, or Consultant.*   In the event an Optionee's Continuous Status as an Employee, Director, or Consultant terminates (other than upon the Optionee's death or Disability), the Optionee may exercise his or her Option, but only within such period of time as is determined by the Board, and only to the extent that the Optionee was entitled to exercise at the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the case of an ISO, the Board shall determine such period of time (in no event to exceed three months from the date of termination) when the Option is granted. If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate, and the shares covered by such Option shall revert to the Plan. Provided, however, that in the event an employee is a Covered Employee as defined under the Company's Severance Plan, and such employee's status as an employee is terminated as a result of a change-in-control as defined in the Severance Plan and such employee has elected to receive the severance benefit provided for in the Severance Plan then all employee's vested options shall remain exercisable for a period of two years from the date of termination of such employee's employment with the Company.

6.8 *Retirement of Optionee.*   Notwithstanding any contrary Plan provision, in the event an Optionee's employment as an Employee, Director, or Consultant terminates due to Optionee's Retirement, the Optionee shall vest in that number of shares subject to the Option that would have vested had the Optionee remained an Employee, Director or Consultant for an additional two (2) years from the date of Retirement. In addition, the Option shall remain exercisable until the expiration of its term. For purposes of this paragraph, Retirement shall mean the termination of service with the Company or an Affiliate of an Optionee on or after the date on which the Optionee's number of completed years of service with the Company or

Affiliate and age equal or exceed seventy (70) (including termination due to death or Disability after such time).

6.9 *Disability of Optionee.* In the event an Optionee's Continuous Status as an Employee, Director, or Consultant terminates as a result of the Optionee's Disability, the Optionee may exercise his or her Option, but only within twelve months from the date of such termination (or such shorter period specified in the Option Agreement), and only to the extent that the Optionee was entitled to exercise at the date of such termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to the Plan.

6.10 *Death of Optionee.* In the event of the death of an Optionee, the Option may be exercised, at any time within eighteen months following the date of death (or such shorter period specified in the Option Agreement, but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after death, the Optionee's estate or a person who acquired the right to exercise the Option by bequest or inheritance, or by assignment as provided herein, does not exercise the Option within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to the Plan.

6.11 *Early Exercise.* The Option Agreement may, but need not, include a provision whereby the Optionee may elect at any time while an Employee, Director, or Consultant to exercise the Option as to any part or all of the shares subject to the Option prior to the full vesting of the Option. Any nonvested shares so purchased may be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate.

6.12 *Withholding.* To the extent provided by the terms of an Option Agreement, the Optionee may satisfy any federal, state, or local tax withholding obligation relating to the exercise of such Option by any of the following means or by a combination of such means:

6.12.1 cash payment; or

6.12.2 authorizing the Company to withhold shares from the shares of the common stock otherwise issuable to the participant as a result of the exercise of the Option; or

6.12.3 delivering to the Company owned and unencumbered shares of the common stock of the Company.

7. NO REPRICING, CANCELLATION, OR RE-GRANT OF OPTIONS. Except for certain adjustments due to corporate transactions described in Section 11, the exercise price for any outstanding Option granted under the Plan may not be decreased after the Day of Determination for such Option grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration in exchange for the grant of a new Option with a lower exercise price.

8. COVENANTS OF THE COMPANY.

8.1 *Stock Availability.* During the terms of the Option granted under the Plan, the Company shall keep available at all times the number of shares of stock required to satisfy such grants up to the number of shares of stock authorized under the Plan.

8.2 *Authority.* The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock acquired under the grants, provided, however, that this undertaking shall not require the Company to register under the Securities Act either the Plan or any stock issued or issuable pursuant to any such Option. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency, the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock under such Options unless and until such authority is obtained.

9. USE OF PROCEEDS FROM STOCK. Proceeds from the exercise of Options under the Plan shall constitute general funds of the Company.

10. MISCELLANEOUS.

10.1 *Acceleration.* The Board or the Committee shall have the power to accelerate the time at which an Option may first be exercised or the time during which an Option or any part thereof will vest, notwithstanding the provisions in the Option Agreement stating the time at which it may first be exercised or the time during which it will vest.

10.2 *Ownership Rights.* Neither an Optionee nor any person to whom an Option is transferred under paragraph 6.4 shall be deemed to be the holder of, or to have any of the rights of a holder with respect to any shares subject to such Option unless and until such person has satisfied all requirements for exercise of the Option pursuant to its terms.

10.3 *Employment Rights.* Nothing in the Plan or any instrument executed pursuant thereto shall confer upon any Employee, Director, Consultant, Optionee, or other holder of Options any right to continue in the employ of the Company or any Affiliate (or to continue acting as a Director or Consultant) or shall affect the right of the Company or any Affiliate to terminate the employment or relationship as a Director or Consultant of any Employee, Director, Consultant, or Optionee with or without cause.

10.4 *ISO Value Limit.* To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which ISOs granted after 1998 are exercisable for the first time by any Optionee during any calendar year under all plans of the Company and its Affiliates exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as NSOs.

11. ADJUSTMENTS UPON CHANGES IN STOCK AND CORPORATE TRANSACTIONS.

11.1 *Stock Adjustments.* If any change is made in the stock subject to the Plan, or subject to any Option (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise), the Plan and outstanding Options will be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan and the class(es) and number of shares and price per share of stock subject to outstanding Options.

11.2 *Corporate Transactions.* In the event of: (a) a merger or consolidation in which the Company is not the surviving corporation; (b) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise; (c) a strategic corporate event, such as a merger or acquisition, where the Company is technically the surviving entity, but where other elements of a change of control are present, i.e. change in management team or board composition; (d) a

transaction which the Board determines in its sole discretion to constitute a change in control of the Company; or (e) any capital reorganization in which more than fifty percent (50%) of the shares of the Company entitled to vote are exchanged, then, the time during which Options outstanding under the Plan become vested shall be accelerated and all outstanding Options shall become immediately exercisable upon such event and such Options shall continue to be exercisable until the later of (i) twenty-four (24) months from the effective date of such event, or (ii) the time specified in the Option Agreement during which the Option is exercisable following an Optionee's termination of service; provided, however, that in no event shall the Option be exercisable after the expiration of its term.

12. AMENDMENT OF THE PLAN.

   12.1 *Amendments.* The Board at any time, and from time to time, may amend the Plan. However, as provided in Section 11, no amendment shall be effective unless approved by the stockholders of the Company within twelve months before or after the adoption of the amendment, where the amendment will:

   12.1.1 Increase the number of shares reserved for Options under the Plan;

   12.1.2 Modify the requirements as to eligibility for participation in the Plan to the extent such modification requires stockholder approval in order for the Plan to satisfy the requirements of Sections 162(m) and 422 of the Code;

   12.1.3 Modify the Plan in any other way if such modification requires stockholder approval in order for the Plan to satisfy the requirements of Section 422 of the Code or to comply with the requirements of Rule 16b-3 or Nasdaq or other applicable securities exchange listing requirements;

   12.1.4 Decrease the minimum exercise price set forth in paragraph 6.2; or

   12.1.5 Remove the limitation provided in Section 7.

   12.2 *Compliance.* It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide under the provisions of the Code and the regulations promulgated thereunder relating to ISOs and/or to bring the Plan and/or ISOs granted under it into compliance therewith.

   12.3 *Consent.* Rights and obligations under any Option granted before amendment of the Plan shall not be altered or impaired by any amendment of the Plan unless (a) the Company requests the consent of the person to whom the Option was granted and (b) such person consents in writing.

13. TERMINATION OR SUSPENSION OF THE PLAN.

   13.1 *Termination.* The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on midnight, May 31, 2012. No Options may be granted under the Plan while the Plan is suspended or after it is terminated.

   13.2 *Rights and Obligations.* Any Options granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the holder of the Options.

14. EFFECTIVE DATE OF PLAN. The Plan shall become effective as determined by the Board, but no Options granted under the Plan shall be exercisable unless and until the Plan has been approved by the stockholders of the Company.

Corporate Headquarters
NPS Pharmaceuticals, Inc.
550 Hills Drive, 3rd Floor
Bedminster, NJ 07921
908.450.5300

Common Stock
The common stock of NPS is traded on the Nasdaq Global Market under the symbol NPSP.

Key Executives
Francois Nader, MD, MBA
President and Chief Executive Officer

Luke M. Beshar, CPA
Senior Vice President and Chief Financial Officer

Alan G. Harris, MD, PhD
Senior Vice President and Chief Medical Officer

Andrew D. Rackear, JD
Senior Vice President, Legal Affairs and General Counsel

Brian T. O'Callaghan, MBA
Senior Vice President and Chief Commercial Officer

Douglas N. Dobak, BS, MS
Vice President, Regulatory Affairs and Drug Safety

Board of Directors
Peter G. Tombros (chairman)

Michael W. Bonney, BA

James G. Groninger, MBA

Donald E. Kuhla, PhD

Francois Nader, MD, MBA

Rachel R. Selisker, CPA

Calvin R. Stiller, MD

Independent Registered Public Accounting Firm
KPMG LLP
Princeton, NJ

Investor Relations
Information about NPS is available by accessing the company's home page at www.npsp.com. NPS's website includes press releases and filings with the US Securities and Exchange Commission. Interested parties may also subscribe to email alerts through the investor relations section of the NPS website. Email alerts are delivered to subscribers when new and relevant Company information is posted to the site. Copies of current press releases and SEC filings can also be obtained by calling NPS investor relations at 908.450.5335.

Annual Meeting of Stockholders
The annual stockholders' meeting will be held at 3:00 PM ET on May 22, 2008 at the Bridgewater Marriott, 700 Commons Way, Bridgewater, NJ 08807.

Transfer Agent and Registrar
The transfer agent is responsible for handling inquiries relating to stock transfer or lost certificates and notifications of changes in address. These requests may be directed to the transfer agent using the following information:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Toll free in the US: 800.962.4284
Telephone: 303.262.0600
Fax: 303.262.0700

Code of Ethics
NPS has adopted a corporate Code of Business Conduct and Ethics that applies to all of its directors, officers (including our chief executive officer and chief financial and accounting officers), employees and agents. The company requires that all of its directors, officers, employees and agents certify compliance with the code on an annual basis. A copy of the Code of Business Conduct and Ethics is available on the corporate governance section of the NPS website at www.npsp.com.

Stock Performance Graph
The graph depicted below shows a comparison of cumulative total shareholder returns among NPS common stock, the NASDAQ Composite Index, the NASDAQ Pharmaceutical Index, and the RDG MicroCap Biotechnology Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NPS Pharmaceuticals, Inc., The NASDAQ Composite Index,
The NASDAQ Pharmaceutical Index and The RDG MicroCap Biotechnology Index



* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

The Stock Performance Graph is not "soliciting material," is not deemed filed with the SEC, and is not incorporated by reference in any filing of NPS under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing. You are cautioned not to draw any conclusions from this information as past results are not indicative of future performance. This graph in no way reflects a forecast of future financial performance or value.

Safe Harbor Statement
This annual report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to statements regarding the description of our plans, objectives, and other forward-looking statements included in the Letter to Stockholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 which is included herein. Such statements are based on our management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in our filings with the SEC, specifically those statements found in our Annual Report on Form 10-K under the caption "Risk Factors" in Item 1A.



NPS Pharmaceuticals, Inc.

550 Hills Drive, 3rd Floor
Bedminster, NJ 07921
(908)450-5300 (phone)
(908)450-5351 (fax)

http://www.npsp.com

END